This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
As Confidentially Submitted to the Securities and Exchange Commission on February 13, 2019.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

T ACQUISITION, INC.
(Exact name of registrant as specified in its charter)

Texas (State or other jurisdiction of incorporation or organization)	6022 (Primary Standard Industrial Classification Code Number)	82-0764846 (I.R.S. Employer Identification No.)

16200 Dallas Parkway, Suite 190
Dallas, Texas 75248
(972) 720-9000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

A. Haag Sherman
Chairman
T Acquisition, Inc.
16200 Dallas Parkway, Suite 190
Dallas, Texas 75248
(972) 720-9000
(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Peter G. Weinstock Beth A. Whitaker Hunton Andrews Kurth LLP 1445 Ross Avenue, Suite 3700 Dallas, Texas 75202 (214) 979-3000	Patrick Howard President and Chief Executive Officer T Acquisition, Inc. 16200 Dallas Parkway, Suite 190 Dallas, Texas 75248 (972) 720-9000	Michael G. Keeley Norton Rose Fulbright US LLP 2200 Ross Ave., Suite 3600 Dallas, Texas 75201 (214) 855-3906

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
Emerging growth company ☒	(Do not check if a smaller reporting company)

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee
Common Stock, par value $0.01 per share	$	$

(1)	Includes offering price of shares of common stock that the underwriters have the option to purchase from the registrant.
(2)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933. This amount represents the proposed maximum aggregate offering price of the securities registered hereunder to be sold by the registrant.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated             , 2019

PRELIMINARY PROSPECTUS

         Shares

Common Stock

This prospectus relates to the initial public offering of T Acquisition, Inc.’s common stock. We are a Texas-based financial services holding company offering banking, trust, investment advisory, securities brokerage and insurance services to high net worth individuals, small businesses and institutions across all 50 states. We are offering          shares of our common stock.

Prior to this offering there has been no established public market for our common stock. We currently estimate that the initial public offering price of our common stock will be between $          and $          per share. We intend to apply to list our common stock on the Nasdaq Global Select Market under the symbol “TECT.”

Investing in our common stock involves a high degree of risk. See “Risk Factors.”

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and are eligible for reduced public company reporting requirements. See “Implications of Being an Emerging Growth Company.”

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$
(1)	See “Underwriting” for additional information regarding the underwriting discounts and commissions and certain expenses payable to the underwriters by us.

The underwriters have an option to purchase up to an additional           shares of our common stock at the initial public offering price less the underwriting discount within 30 days from the date of this prospectus. See “Underwriting.”

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory authority has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Our common stock is not a deposit or savings account. Our common stock is not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

The underwriters expect to deliver the shares of our common stock to purchasers on or about             , 2019, subject to customary closing conditions.

Sandler O’Neill + Partners, L.P.	Sanders Morris Harris LLC

The date of this prospectus is          , 2019

Next generation, full service financial services company

Serving:

Small Businesses

401k Plans/Defined Benefit Plans

High Net Worth Individuals

- Banking
- Trust & Third Party Administration
- Investments
- Insurance Agency

National footprint

We have clients in all 50 states with a concentration in the fast-growing Texas market

Highly profitable

Return on Average Tangible Common Equity*

52.6%
10.6%
Peer Group**
Combined Pro Forma

Return on Average Assets*

2.9%
1.0%
Peer Group**
Combined Pro Forma

* Annualized for the nine months ended September 30, 2018

** Texas banks with assets ranging from $250 million to $500 million

Strong, controlled & balanced growth

Loan Growth

17.3% annualized growth rate
$95M
$117M
$131M
$146M
$172M
$215M
$238M
2012
2013
2014
2015
2016
2017
9/30/2018

Client Assets*

19.6% CAGR**
$1.4B
$1.5B
$3.6B
$3.8M
Organic Growth
Acquisition
Base AUM
2015
2016
2017
9/30/2018

* Reflects combined assets under management and advisement of Tectonic Holdings, LLC ("Tectonic") and T Acquisition, Inc., the issuer ("TAI"), and brokerage assets of Tectonic. TAI and Tectonic will merge (with TAI as the survivor) immediately prior to the completion of this offering.

Net Charge Offs as a % of Average Loans

↓ 18 bps per annum*

0.09%
0.28%
0.19%
0.11%
2015
2016
2017
9/30/2018

* Over past 3 years and nine months

Pro Forma Pre-Tax Contribution to Earnings*

0%
10%
20%
30%
40%
Bank
$ 2,873,524
Advisory
2,599,049
Other
1,368,439
Trust
968,873
Brokerage
430,474
Insurance
40,067
$ 8,280,426

* Excluding activity at bank holding company. Calculated based on the pro forma combined consolidated financial information of TAI and Tectonic for the periods indicated and after certain adjustments. TAI and Tectonic will merge (with TAI as the survivor) immediately prior to the completion of this offering. The financial information has not been prepared in accordance with generally accepted accounting principles or with the rules for pro forma presentation.

i

About this Prospectus

In this prospectus, unless otherwise indicated or the context otherwise requires, the terms “Company,” “we,” “us,” or “our” refer to T Acquisition, Inc. and Tectonic Holdings, LLC on a combined basis. “TAI” or “T Acquisition” refer to T Acquisition, Inc., a Texas corporation, and its consolidated subsidiaries, T Bancshares, Inc., or T Bancshares, a Texas corporation, and T Bank, N.A., or the Bank, a national banking association. We are party to a merger agreement with Tectonic Holdings, LLC, or Tectonic, a Texas limited liability company, pursuant to which we will acquire Tectonic and its subsidiaries, or the merger. Following the merger, we will operate through four main subsidiaries: (i) the Bank, (ii) Sanders Morris Harris LLC, or Sanders Morris, a registered broker-dealer with the Financial Industry Regulatory Authority, or FINRA, and registered investment advisor with the Securities and Exchange Commission, or the SEC, (iii) Tectonic Advisors, LLC, or Tectonic Advisors, a registered investment advisor registered with the SEC focused on managing money for relatively large, affiliated institutions, and (iv) HWG Insurance Agency LLC, or HWG, an insurance agency registered with the Texas Department of Insurance, or the TDI. Please refer to the chart on page 6 for our organizational structure.

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by us or on our behalf that we have referred you to. We and the underwriters have not authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.

This prospectus is an offer to sell only the shares offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information in this prospectus or any free writing prospectus is accurate only as of the date of the applicable document regardless of its time of delivery or the time of any sales of our common stock. Our business, financial condition, results of operations and cash flows may have changed since the date of the applicable document. Information contained on, or accessible through, our website is not part of this prospectus.

You should not interpret the contents of this prospectus or any free writing prospectus to be legal, business, investment or tax advice. You should consult with your own advisors for that type of advice and consult with them about the legal, tax, business, financial and other issues that you should consider before investing in our common stock.

Unless otherwise stated, all information in this prospectus assumes that the underwriters have not exercised their option to purchase additional shares of common stock to cover over-allotments. References in this prospectus to “bank holding company” or “bank holding companies” also refer to financial holding company and financial holding companies, as applicable, unless we state otherwise or the context otherwise requires.

Market and Industry Data

This prospectus includes industry and trade association data, forecasts and information that we have prepared based, in part, upon data, forecasts and information obtained from independent trade associations, industry publications and surveys, government agencies and other independent information publicly available to us. Statements as to our market position are based on market data currently available to us. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed by us to be reliable. Although we believe these sources are reliable, we have not independently verified the information obtained from these sources. Some data is also based on our good faith estimates, which are derived from management’s knowledge of the industry and independent sources. We believe our internal research is reliable, even though such research has not been verified by any independent sources. While we are not aware of any misstatements regarding our industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus. In addition, forward-looking information obtained from these sources is subject to the same qualifications and the additional uncertainties regarding the other forward-looking statements in this prospectus.

Trademarks used in this prospectus are the property of their respective owners, although for presentational convenience we may not use the ® or the TM symbols to identify such trademarks.

Implications of Being an Emerging Growth Company

We are an “emerging growth company” as defined in the Jumpstart our Business Startups Act of 2012, or the JOBS Act. For as long as we are an “emerging growth company,” we may take advantage of the following reduced reporting obligations and other significant requirements that are otherwise generally applicable to other public companies:

•	we are exempt from the requirement to provide an opinion from our auditor on the effectiveness of our system of internal control over financial reporting;
•	we may present only two years of audited financial statements, discuss only our results of operations for two years in the “Management's Discussion and Analysis of Financial Condition and Results of Operations” section and provide less than five years of selected financial data in this prospectus;
•	we may elect not to comply with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and our financial statements;
•	we are permitted to provide less extensive disclosure regarding our executive compensation arrangements pursuant to the rules applicable to smaller reporting companies, which means we do not have to include a compensation discussion and analysis and other disclosure regarding our executive compensation in this prospectus and in our future annual reports and proxy materials; and
•	we are not required to hold nonbinding advisory votes on executive compensation or golden parachute arrangements.

We will cease to qualify as an “emerging growth company” upon the earliest of:

•	the last day of the fiscal year in which we have $1.07 billion or more in annual revenues (as that amount may be periodically adjusted by the SEC);
•	the date on which we become a “large accelerated filer” (the fiscal year end on which the total market value of our common equity securities held by non-affiliates exceeds $700 million as of June 30 of that fiscal year);
•	the date on which we issue more than $1.0 billion of non-convertible debt over a three-year period; or
•	the last day of the fiscal year following the fifth anniversary of our initial public offering.

We have elected to adopt the reduced disclosure requirements above for purposes of the registration statement of which this prospectus is a part. In addition, we expect to take advantage of certain of the reduced reporting and other requirements of the JOBS Act with respect to the periodic reports we will file with the SEC and proxy statements that we use to solicit proxies from our shareholders.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards, but we have irrevocably opted out of the extended transition period, and as a result, we will adopt new or revised accounting standards on the relevant dates in which adoption of such standards is required for other public companies.

Implications of Being a Controlled Company

A. Haag Sherman, George L. Ball, Darrell W. Cain, Steven B. Clapp, Thomas Sanders, Daniel C. Wicker, other members of management and partners of Cain Watters & Associates, LLC, or Cain Watters, and certain other existing shareholders, collectively referred to in this prospectus as the Majority Shareholders, currently own more than 50% of the outstanding shares of common stock of the Company. The Majority Shareholders will continue to own more than 50% of our outstanding shares of common stock following this offering. So long as the Majority Shareholders continue to own at least a majority of our common stock, they will have the ability, if they vote in the same manner, to determine the outcome of certain matters requiring shareholder approval, including the election of directors and amendments to our certificate of formation, bylaws and other corporate governance documents. In any of these matters, the interests of the Majority Shareholders may differ from or conflict with the interests of our other shareholders. Moreover, this concentration of stock ownership may also adversely affect the trading price of our common stock if investors perceive disadvantages in owning stock of a company with a controlling group.

Additionally, as the Majority Shareholders will continue to own more than 50% of our outstanding shares of common stock following this offering, we will be a “controlled company” for purposes of the NASDAQ Global Select Market, or NASDAQ, corporate governance standards. As a controlled company, we may elect not to comply with certain corporate governance requirements, including the requirements:

•	that a majority of our board of directors consists of “independent directors,” as defined under NASDAQ rules;
•	that director nominations are selected, or recommended for the board of directors’ selection, by either (i) the independent directors constituting a majority of the board of directors’ independent directors in a vote in which only independent directors participate, or (ii) a nominating and corporate governance committee that is composed entirely of independent directors;
•	that we have a compensation committee that is composed entirely of independent directors; and
•	that we conduct annual performance evaluations of the nominating and corporate governance committee and compensation committee.

We intend to avail ourselves of these and other exemptions for as long as we remain a “controlled company.”

SUMMARY

The following summary highlights selected information from this prospectus and may not contain all of the information that is important to you. This summary is qualified in its entirety by reference to the more detailed information appearing elsewhere in this prospectus. As used in this prospectus, the terms “Company,” “we,” “us,” and “our” refer to T Acquisition and Tectonic on a combined basis, assuming the consummation of the merger (as described herein). Please refer to the chart on page 6 for our organizational structure, assuming the completion of the merger. You should carefully read this prospectus in its entirety before making a decision to invest in our common stock, including the risks of purchasing our common stock under the “Risk Factors” section.

Our Company

We are T Acquisition, Inc., a financial holding company that offers banking, trust, investment advisory, securities brokerage and insurance services to high net worth individuals, small businesses and institutions in all 50 states. We believe our diversified lines of business: (a) generate a high degree of recurring earnings; (b) create an attractive return on equity and assets; (c) complement one another to reduce earnings volatility; (d) expand the number of services that we can offer and our clients can utilize; and (e) reduce the need for additional outside capital to finance our loan growth. Our trust department and broker-dealer clientele provide a source of stable funding, which we expect to increase as a percentage of our total funding sources, to help support the growth of our Bank’s loan portfolio. Likewise, our clients’ trust portfolios benefit from advisory services provided by our registered investment advisor, and our insurance agency is expected to grow through serving certain of our Bank and investment clients. We believe that we can leverage this combination of financial services to reduce our client acquisition costs and create shareholder value through our integrated financial services platform.

As of September 30, 2018, we had, on a pro forma combined basis, $296.0 million in assets, $228.1 million in total loans held for investment, $10.3 million in loans held for sale, $229.1 million in deposits and $27.4 million in shareholders’ equity. For the nine months ended September 30, 2018, our non-interest income was $18.6 million, or 72.0% of gross revenue, and net interest income was $7.2 million, or 28.0% of gross revenue. Return on average assets and return on average equity for the nine months ended September 30, 2018 were 2.9% and 32.3%, respectively. Return on average tangible assets and return on average tangible common equity for the nine months ended September 30, 2018 were 3.0% and 52.6%, respectively. In addition, as of September 30, 2018, the Company’s pro forma consolidated client assets (including assets under management and advisement) totaled $3.8 billion.

We are led by an experienced management team with a history of success in growing institutions organically and making selective acquisitions to enhance growth. Notably, our team has experience accessing non-conventional, yet stable funding sources to support loan growth, reducing client acquisition costs and generating leverage and scale through proprietary technology platforms. Our leadership team includes:

•	A. Haag Sherman. Mr. Sherman currently serves as the Executive Chairman of the Company. Following the merger, he will serve as the Chief Executive Officer and a director of the Company. See “—Our Corporate History, Merger and Structure.” Prior to joining the Company, Mr. Sherman co-founded Salient Partners, LP (a Houston-based investment firm) in 2002 and served in various executive positions, including Chief Executive Officer and Chief Investment Officer, through October 2011. During this period, Mr. Sherman oversaw the sale of a significant equity stake in Salient to a private equity firm in early 2010 and Salient’s growth from a start-up to $17.5 billion in assets under management as of October 2011. He also co-developed most of Salient’s investment products and co-patented software that provided leverage and scale to Salient’s distribution platform. Mr. Sherman facilitated three acquisitions at Salient that expanded its business into trust and fiduciary services, master limited partnership and energy asset management and pension asset management. Mr. Sherman previously served as an executive officer and equity holder of The Redstone Companies, where he, among other things, managed a private equity portfolio (including two specialty finance companies ultimately sold to global financial institutions). Mr. Sherman is also a former securities law attorney, having represented public and private companies in corporate transactions and advised them on reporting and disclosure requirements with the SEC and stock exchanges, and is a certified public accountant. Mr. Sherman graduated cum laude from Baylor University (majoring in accounting and economics) and earned his juris doctorate (with honors) from The University of Texas at Austin.

•	Patrick Howard. Mr. Howard currently serves as President, Chief Executive Officer and a director of the Company. Following the merger, he will serve as the President, Chief Operating Officer and a director of the Company. Mr. Howard has served as President and Chief Executive Officer of the Company since May 2017, as President and Chief Executive Officer of the Bank since 2010 and as the Chief Operating Officer and director of T Bancshares and the Bank since 2007. During his tenure at the Bank, he has overseen the growth of the trust platform to over $1.3 billion in assets, more than tripled the size of the loan portfolio in the last seven years through organic growth and successfully recruited and integrated a national Small Business Administration, or SBA, lending platform. He accomplished this while developing and ensuring an operating culture based on strong internal controls and regulatory compliance. In addition, prior to its acquisition by TAI in May 2017, T Bancshares was an SEC reporting company, and Mr. Howard was jointly responsible for T Bancshares’ SEC filings and compliance. Mr. Howard previously served as the Executive Vice President and Chief Operating Officer of a savings bank that he helped grow from $50 million to $2.2 billion over an 11-year period. Mr. Howard oversaw many critical areas of the bank’s growth, including the development of alternative funding sources of $1.8 billion, the creation of a trust division with over $5.0 billion in custodial retirement plan assets, a mortgage servicing and origination platform that originated over $5 billion in residential mortgages per year at its peak, and the successful start-up and growth of its SBA loan platform (the head of which is now the head of our SBA loan platform). Mr. Howard graduated magna cum laude from the University of Texas at San Antonio.
•	George L. Ball. Mr. Ball is currently a director of the Company and will serve as Executive Co-Chairman and a director of the Company following the merger. Mr. Ball is also the Chief Executive Officer of Sanders Morris. Mr. Ball previously served as Chairman of The Edelman Financial Group, which was sold to a private equity firm in 2015. During his tenure, Edelman experienced significant growth (from $3 billion to $18 billion in assets under management) aided by low client acquisition costs. Further, as Chief Executive Officer of Sanders Morris’ previous parent company, Mr. Ball oversaw the acquisition of nine financial services companies. He previously served as Chairman and Chief Executive Officer of Prudential-Bache Securities, Inc. and as President of E.F. Hutton Group, Inc. Mr. Ball is a former governor of the American Stock Exchange and the Chicago Board Options Exchange. He is a graduate of Brown University and served as an officer in the U.S. Navy.

Our Competitive Strengths

In addition to our leadership team, we believe our competitive strengths include:

Well-Diversified & Recurring Revenues. Our recurring revenue stream is well-diversified, which we believe increases our returns and lowers our earnings risk relative to many of our peers. The following charts set forth on a combined pro forma basis the breakdown of our pre-tax income (assuming proportionate allocation of non-bank interest expense) for the nine months ended September 30, 2018:

Pro Forma Pre-Tax Contribution to Earnings
(excluding activity at bank holding company)

0%
5%
10%
15%
20%
25%
30%
35%
40%
Bank
$ 2,873,524
Advisory
2,599,049
Other(1)
1,368,439
Trust
968,873
Brokerage
430,474
Insurance
40,067
$ 8,280,426

(1)	Consists primarily of Tectonic’s net gain on bargain purchase in connection with its acquisition of Sanders Morris.

Approximately 74% of our pre-tax and pre-interest earnings (which excludes non-deposit interest expense) are generated by revenues from lending, trust, investment advisory and insurance, which we believe provide us with a diversified and stable earnings foundation. The remainder of our historical revenues derive from the gain on sale of SBA loans, brokerage services, and private placement and syndication fees. We believe that the combination of our traditional banking operations with the investment advisor services will allow us to grow and/or weather varied economic conditions and across business cycles.

Ability to Generate High Return on Equity and Assets. Given our percentage of non-interest income, we generate significantly higher returns on tangible common equity and tangible assets relative to our peer group:

Annualized Return on Average Assets
for the Nine Months Ended September 30, 2018
1.00%
2.92%
** Peer Group
Company Pro Forma Combined

**Peer group consists of 19 Texas banks with asset size ranging from $250 million to $500 million.

Source: FDIC, S&P Global Market Intelligence.

We believe that our existing capital, supplemented by the proceeds from the offering and coupled with our earnings and reliable core funding (discussed below), will allow us to continue to support our attractive rate of loan growth illustrated in the chart set forth in “Ability to Generate Strong Loan Growth with Relatively Low Loan Losses.”

Ability to Generate Strong Loan Growth with Relatively Low Loan Losses. The Bank has generated attractive loan growth, with low loan losses (as a percentage of the loan portfolio), from 2012 through September 30, 2018:

Our focus on our dental and our SBA / U.S. Department of Agriculture, or USDA, lending verticals has primarily driven our loan growth. We believe that we have a competitive advantage in sourcing, underwriting, closing and servicing loans in our lending verticals because we believe we have cultivated a team of lenders with expertise in these areas. To deliver scale and service, we have a lending and technology platform that allows us to serve borrowers in all 50 states. We believe that our industry experience and knowledge have enabled us to develop a sophisticated understanding of the underwriting risks inherent within our loan portfolio. For example, our SBA and USDA loans are typically 75% and 80% guaranteed by their respective government agencies. By retaining these government-guaranteed loans that present minimal risk to our balance sheet, we are mitigating risks associated with other types of loans in our portfolio. We adhere to disciplined credit risk management consisting of rigorous underwriting criteria, robust monitoring and internal supervision apparatus to determine the acceptable level of risk and adjustments to underwriting criteria if warranted. Consequently, our loss ratios have remained low, even as our lending portfolio has expanded significantly in recent years.

Ability to Grow Client Assets Through Strategic Acquisitions and Organic Growth. Our investment services platform has grown client assets (including assets under management and advisement) through a combination of acquisitions and organic growth (which includes market appreciation/depreciation, new client assets and attracting advisors and brokers with client assets but without an upfront payment). The following table sets forth client asset growth since 2015:

* Compounded annual growth rate from $1.4 billion in February 2015
(with annual growth rates noted) through September 30, 2018

Our original assets under management at Tectonic Advisors (including assets held by the Bank as a fiduciary) were $1.4 billion as of February 1, 2015. We added a family office group in 2016 and Sanders Morris and an institutional investment team in 2017. Those acquisitions added $0.9 billion of managed and client assets. In total, our original assets, the $0.9 billion gained through acquisition and the $1.5 billion of organic growth (which represents the growth of each asset base over original assets and acquisitions) brings total client assets to

$3.8 billion as of September 30, 2018. Thus, we expect to be able to use a significant portion of the proceeds from this offering to make selective acquisitions to further diversify our business and provide platforms for future growth, as our management team has successfully done in the past, as well as for corporate and general purposes.

Ability to Scale Through Technology. Our technology platform allows us to provide trust services and loans to clients in all 50 states. This allows us to grow our business by identifying additional loan verticals and serving potential borrowers on a national basis. Further, we are developing a proprietary technology platform that will synthesize our financial services platform and allow a client to access many of our services in a holistic manner, including investments, insurance and other financial services. We believe this new platform will provide us with the ability to serve our clients more broadly and in a comprehensive manner, while providing us with the ability to leverage our large client base to generate greater revenues with minimal additional client acquisition costs.

Our Corporate History, Merger and Structure

History. The amalgamation of the Company began in 2015 when Mr. Sherman and the partners of Cain Watters, an important referral source and client for the Bank, formed Tectonic as a holding company to acquire Tectonic Advisors. Tectonic then acquired Sanders Morris and HWG in early 2017. TAI was formed in late 2016 for the purpose of acquiring T Bancshares. When TAI acquired T Bancshares, Tectonic unitholders acquired one share of TAI common stock for each unit of Tectonic owned, resulting in a mirror ownership base.

Common Ownership, Shared Management and Other Services. In addition to common ownership, TAI has shared management and services with Tectonic under an expense sharing agreement. This arrangement allows for commonality of management and purpose within the affiliated group, consistent with, and subject to, applicable regulations. Such an arrangement, however, involves administrative costs and burdens that we will be able to alleviate because Tectonic and TAI have agreed to merge the companies.

Merger. TAI and Tectonic entered into a merger agreement, dated January 7, 2019, providing for the merger of Tectonic with and into TAI, with TAI surviving. In the merger, each unit of Tectonic outstanding immediately prior to the effective time of the merger will be converted into one share of T Acquisition common stock, and each option to purchase one Tectonic unit will be converted into an option to purchase one share of T Acquisition common stock. Immediately after consummation of the merger, the Company will conduct a 2-for-1 reverse stock split, which will leave 6,568,750 shares issued and outstanding immediately prior to the consummation of the offering.

The merger has been approved by the board of directors of TAI and the board of managers of the sole manager of Tectonic, as well as the shareholders of TAI and the unitholders of Tectonic. No regulatory approvals are required in order to complete the merger; rather, TAI will provide the Federal Reserve with an after-the-fact notice once the merger is completed. The merger is subject to the satisfaction of certain other customary closing conditions, as well as a requirement that the Company have a 9% pro forma Tier 1 leverage ratio upon consummation of the merger or within 60 days thereafter, which management believes will occur upon the completion of this offering. Accordingly, we believe there is no material risk that the merger does not occur immediately prior to this offering.

The merger will be accounted for as a combination of businesses under common control in accordance with Accounting Standards Codification, or ASC, Topic 805-50, Transactions Between Entities Under Common Control. Under ASC 805-50, all the assets and liabilities of Tectonic are carried over to the books of TAI at their then current carrying amounts. Thus, no additional goodwill will be recorded as a result of the merger.

Structure. In connection with the merger and this offering, our shareholders have also approved of changing our name to Tectonic Financial, Inc. Our corporate structure after the merger is illustrated by the following chart:

After the merger, we will operate our business through the following subsidiaries:

•	T Bank. The Bank is a full-service, nationally chartered commercial bank headquartered in Dallas, Texas providing traditional community banking services and trust services. The Bank has developed a niche practice in SBA/USDA lending and loans to the dental industry. As of September 30, 2018, the Bank had $290.1 million in assets, $236.3 million in deposits, $228.1 million in total loans held for investment, $10.3 million in loans held for sale) and $37.7 million in shareholders’ equity.
•	Tectonic Advisors. Tectonic Advisors is a registered investment advisor providing investment advisory services to individuals, institutions (including affiliates) and families. It advises on portfolios of assets for an asset-based fee. As of September 30, 2018, Tectonic Advisors had approximately $1.9 billion in client assets under management, or AUM (which includes $1.3 billion of AUM held by the Bank as a fiduciary).
•	Sanders Morris. Sanders Morris is a FINRA-regulated broker-dealer. It is also registered as a SEC investment advisor. Through Sanders Morris, we serve clients on their investment portfolios as an advisor or broker (often with limited powers of attorney). We also execute trades for institutions and households. As of September 30, 2018, Sanders Morris had approximately $300.0 million in client assets under management, and client brokerage assets of $1.6 billion, bringing total client assets to $1.9 billion.
•	HWG. HWG is an insurance agency registered with the TDI. It offers insurance principally to individuals. In particular, we offer personal lines, property and casualty (for small businesses) and death and disability insurance.

Our Business

We operate through two business segments: Banking and Investment Services.

Banking

Our Bank strives to generate an attractive risk-adjusted return on assets and capital by providing niche lending services and generating significant non-interest income through its trust services.

Lending Services. From its single location, the Bank operates three lending verticals where it has developed expertise. We believe our lending products provide an important diversity of risk and opportunity, which differentiates us from most community banks our size.

•	SBA and USDA. We have had an SBA/USDA lending division since 2012, growing SBA loans from 2% of the loan portfolio as of December 31, 2012 to 39% of the loan portfolio as of September 30, 2018. This division is led by a core team of professionals that have originated SBA loans together for more than 20 years. See “Risk Factors–Risks Related to Our Business–We depend on key personnel, and may have difficulty identifying, attracting and retaining necessary personnel, to execute our business strategy and successfully expand our operations.” We have business development officers, or BDOs, in Colorado, Arizona, Oregon, Arkansas, Texas, Utah and Florida. Their leads come from multiple sources including clients, referrals, business brokers, SBA Small Business Development Centers, loan brokers, community banks and credit unions, and franchisors. Since the formation of the Bank’s SBA lending division in 2012, there have been only seven loans with net losses totaling $791 thousand, or about 0.28%, of the total SBA and USDA loans originated of $287.4 million. There have been no losses related to claims on the SBA guarantees which we believe is due to our adherence to SBA underwriting, servicing, and liquidation guidelines.
•	Dental and Other Professionals. Another significant niche lending program of the Bank focuses on loans to the dental industry and other professional practices. The principal referral source of these loans is Cain Watters. Cain Watters has been highly successful in providing a variety of consulting services to dentists and dental companies for over 30 years with a national client base. Cain Watters refers loans to a variety of lenders (including the Bank), who compete on price, terms and service. The majority of our dental loans are to dentists with established practices. Based on our focus on service, we have been able to compete effectively for these loans and charge a slight rate premium over other banks active in this lending space. This portfolio has also performed reasonably well historically. We have incurred losses on only seven loans totaling $2.1 million, or 0.7%, in our 14-year history of originating over $325.0 million of dental loans.
•	Traditional Community Banking. The Bank offers traditional lending services, including commercial and industrial, commercial real estate, construction and, on a very limited basis, consumer loans. The majority of these loans are to commercial enterprises in the Dallas, Texas area.

As of September 30, 2018, our loan portfolio at cost basis by lending segment was as follows:

As of September 30, 2018, our loan portfolio at cost basis by loan type is shown below and is geographically diverse with some concentration in the fast growing Texas market.

Loan Portfolio by Loan Type
($000s)
0%
10%
20%
30%
40%
50%
60%
Commercial and Industrial
$115,107
Commercial Real Estate
$103,914
Construction and Land
$11,524
Family Residential
$7,408
Consumer
$2,688
$240,641

Trust Services. We provide trust services to individuals, individual retirement plans (IRAs) and defined contribution and benefit plans established by small businesses for their owners and employees. We have approximately 2,000 trust accounts in 48 states. For ease of administration, the Bank has established common pooled funds to comingle our clients’ capital to invest in stocks, bonds, exchange-traded funds or other investments and thereby provide a smaller investor with broader diversification and access to professional investment advisors. The Bank generates fees by providing administrative services to the common pooled funds and providing trust services to the plans and the individual investors. The Bank has approximately $1.3 billion in market value of trust assets as of September 30, 2018.

Third Party Administration. In January 2019, the Bank acquired The Nolan Company, or Nolan, a third-party administrator, or TPA, based in Overland Park, Kansas. Founded in 1979, Nolan provides clients with retirement plan design and administrative services, specializing in independent ministerial recordkeeping, administration, actuarial and design services for retirement plans of small businesses and professional practices. Nolan has clients in 49 states and is the administrator for over 750 retirement plans, 551 of which are also clients of the Bank, which is over 54% of the retirement plans we service in our trust department. We believe that the addition of TPA services will allow us to serve our clients more fully and to attract new clients to our trust platform.

Funding. To fund its loan and securities portfolio, the Bank offers a wide range of deposit services including demand deposits, regular savings accounts, money market accounts, individual retirement accounts, and certificates of deposit with fixed rates and a range of maturity options. In addition, our Bank can access uninvested cash as deposits from customers of its trust department. As of September 30, 2018, our Bank had access to $22 million from the funds of trust clients with $12 million held at the Bank and $10 million held at a third party money market mutual fund but accessible by the Bank.

Our strategy includes the development of a sweep program to utilize the cash balances of Sanders Morris clients to assist the Bank in meeting its funding needs. Sanders Morris clients’ and their entities’ funds at the Bank totaled $5.2 million as of September 30, 2018. Once fully developed, we believe a significant portion of the approximately $134.4 million (as of September 30, 2018) of Sanders Morris client cash equivalent funds could be swept into the Bank to meet current and future funding needs. In addition, the Bank is implementing participant directed retirement accounts into its trust line of business. The Bank will offer its money market account insured by the Federal Deposit Insurance Corporation, or the FDIC, as an investment option for those retirement plans. We believe, based on management’s past experience, that up to 5% of retirement assets under participant direction are invested in FDIC insured accounts like those we will offer. Based on current trust client balances, that could equate to additional funding over time.

Prior to 2018, we believed wholesale funding sources were more cost effective to fund growth than retail deposits, especially considering the costs associated with employee and branch overhead. With rising interest rates, we began an increased emphasis on capturing transaction account balances in connection with our lending clients, and have added additional staff to grow that funding source. In particular, we have increased training of our loan production staff and are coordinating the sale efforts of both lenders and electronic banking officers to increase our treasury management business.

As of September 30, 2018, the Bank had total deposits of approximately $236.3 million. Time deposits of $250 thousand and over totaled $28.7 million as of September 30, 2018. The Bank had no brokered deposits as of September 30, 2018. The following chart illustrates the breakdown of our deposits by type:

Deposit Breakdown as of September 30, 2018

($000s)

0%
10%
20%
30%
40%
50%
60%
Time Deposits ≥ $100K
$131,940
Money Market
$40,557
Non-Interest Bearing
$37,954
Money Market - Trust Custody
$12,089
Savings
$4,949
Time Deposits < $100K
$4,626
NOW
$4,150
$236,265

Investment Services

We provide a variety of investment and insurance services to our clients through one or more subsidiaries, including investment advisory, asset management, stock and bond investments, institutional trading, private investments and access to public offerings and other investments. By providing our clients with a broad array of investment products and services, we believe that we can attract clients seeking differentiated investment solutions and retain them over a longer period of time. These services include:

Investment Advisory. Tectonic Advisors provides investment advisory services to individuals, institutions (including affiliates) and families principally for an asset-based fee. In so doing, it makes recommendations on retaining investment managers, making investments in exchange traded funds, or ETFs, or other passive investments and/or providing advice on the allocation of assets among investment managers and asset classes. Tectonic Advisors has approximately $1.9 billion in assets under management and advisement as of September 30, 2018, including the Bank’s $1.3 billion in trust assets. Tectonic provides investment advisory services on the Bank’s trust assets under a long-term agreement. Pursuant to this agreement, Tectonic Advisors provides investment advice, asset allocation advice and third party manager research for the construction of portfolios. Tectonic Advisors provides advice on approximately eight common pooled funds, which are combined in various manners to develop different portfolios for investors (ranging from a conservative allocation to an aggressive allocation). In addition, Sanders Morris has approximately $300 million under advisement, bringing the Company’s total assets under advisement to $2.2 billion as of September 30, 2018. Tectonic Advisors also advises on assets for Cain Watters. Cain Watters is a key strategic relationship for us, our advisory business and our Bank, and the partners of Cain Watters own approximately 31.7% of our Company prior to this offering. See “Certain Relationships and Related Party Transactions–Other Transactions–Tectonic–Support Services Agreement” and “Certain Relationships and Related Party Transactions-Other Transaction-Tectonic-Management-Agreements.”

In providing investment advisory services to individuals and families, Tectonic’s and Sanders Morris’s financial advisor first determines the risk profile of the investor, which includes the age, investment time horizon, tolerance for risk and investment objectives. Once determined, the financial advisor makes a recommendation on asset allocation and populates each asset class (e.g., domestic equity, international equity, fixed income, etc.) with either mutual funds, exchange traded funds, common stocks and/or bonds to provide exposure to each such asset class. The asset allocation and investments populating each asset class are revisited periodically based on interaction with the client, his or her changing risk profile, investment performance, changing market conditions and/or other factors, as the financial advisor deems appropriate.

Brokerage. We conduct our broker-dealer activities through Sanders Morris, which is headquartered in Houston, Texas. Sanders Morris, whose direct predecessor was founded in 1987, is regulated as a broker-dealer by FINRA. As of September 30, 2018, Sanders Morris has approximately $2.6 million in net tangible capital to support its broker-dealer activities. In addition, Sanders Morris has nearly $1.6 billion in client brokerage assets domiciled at our clearing firm, Pershing LLC, or Pershing, as of September 30, 2018.

Through Sanders Morris, we manage stocks and other securities for high net worth clients on a limited discretionary basis in consideration for brokerage commissions based on trading activity. In addition, Sanders Morris’s institutional trading group provides institutional trading and other services to money managers, institutions, individuals and family accounts. This group provides trading, proprietary trading ideas and research, structured solutions and other financial services, typically in consideration of a commission based on trading activity. It competes on the basis of service and solutions.

We also provide clients with access to private investments that are sourced by us in consideration for a placement fee or commission. In so doing, Sanders Morris sources what it believes are quality investment opportunities, conducts due diligence on the investment opportunity and then determines whether the investment is suitable for investors. In many transactions, the senior investment professionals of Sanders Morris invest in the opportunities on the same terms and conditions. Sanders Morris believes that by providing its clients with sound private placements, it has a competitive advantage over many institutions that do not have access to such investments.

Sanders Morris also participates in syndicates of public offerings, typically as a selling group member. As a selling group member, Sanders Morris typically is acting on a best efforts basis and not as an underwriter. As a selling group member, Sanders Morris places the securities in the public offering with its clients and generates a selling group commission, typically 3% to 4%. Sanders Morris can also participate in public offerings as an underwriter, which means that Sanders Morris takes investment risk on the placement of the securities but earns a higher commission.

Finally, we provide access to margin loans offered through our clearing firm, Pershing. In doing so, we make a spread between the interest rate charged to our clients and our cost of funds. We anticipate our margin lending to increase over time.

Insurance Agency. Through our insurance agency, HWG, we offer personal lines, property and casualty (for small businesses) and death and disability insurance as a broker. Tectonic, and through it, HWG, has an agreement with Cain Watters under which Cain Watters agrees to refer, as it deems appropriate, its clients to HWG so that HWG may present insurance products and solutions as a broker for sale to clients of Cain Watters. See “Certain Relationships and Related Party Transactions–Other Transactions–Tectonic–CWA Insurance Contribution Agreement.” We believe that Cain Watters clients have a need for disability, life and property and casualty insurance. While the Cain Watters clients are under no obligation to conduct business with us, we believe that over time we will capture some of these revenues on the basis of familiarity of service and price. We will also have the opportunity to sell insurance as a broker to clients of Sanders Morris, Tectonic Advisors and the Bank.

Our Growth Strategy

We are building an integrated banking and investment services platform that we believe will generate shareholder value through the following initiatives:

•	Lowering client acquisition costs; integration of technology. Client acquisition costs are one of the biggest challenges for financial services firms. By adopting a holistic approach to managing our clients’ financial needs and implementing innovative technology to provide a comprehensive suite of financial products, we believe we can become increasingly profitable on each incremental dollar of revenue generated from the same client because the initial client acquisition cost is spread over more revenues. Accordingly, we will continue to execute on our plan to refer clients across our financial services platform.
•	Selective acquisitions to further diversify financial products. We believe that we can expand our business through selective acquisitions of companies or talented personnel. We aim to find companies and/or individuals who fit our culture, including our focus on regulatory compliance and managed growth. We will seek acquisitions that expand either the services we offer, the scope of our service offerings and/or our referral sources. We believe that such acquisitions will further solidify our client relationships.

In addition to acquiring wealth managers and/or financial services companies that augment or expand the Company’s present lines of business, the Company’s acquisition focus may also include targets that expand the services that the Company provides, such as new lines of business for the Bank and/or the Investment Services segments. These acquisitions may include: banks, specialty finance companies (e.g., factoring companies, specialty lending companies, etc.) and/or wealth managers, TPAs, record-keepers and/or broker-dealers that provide the Company with greater scale, geographic scope and/or new areas of focus.

Finally, we will seek to make acquisitions on reasonable terms to ensure proper deployment of, and return on, capital. We believe that we can attract firms and individuals to join us given our reputations in the industry and success in growing financial services firms. Towards that end, we recently acquired Nolan, a TPA, which will enhance services offered by the Bank’s trust department to its defined contribution and benefit plan clients.

•	Increase lower risk earnings. A significant and growing portion of our income is generated by activities that we believe pose modest to little balance sheet risk and that will provide more resilience during times of economic stress. These activities include: SBA and USDA lending, servicing, advisory income, trust income and brokerage activities. Generally, SBA and USDA loans average higher yields than our non-government guaranteed loan portfolio. We made the strategic decision in May 2017 to retain more of the guaranteed portions of our SBA and USDA loans on balance sheet to augment interest income rather than selling them to generate gains on sale. We anticipate that this percentage of our income will continue to increase in the future, as the impact of retaining more of the guaranteed portion of the SBA and USDA loans continues.

•	Focus on niche lending areas. We believe that our banking business has been successful by focusing on areas of niche lending, which provide us with the ability to earn an above market interest rate in return for providing superior service, creative financing structures, and expertise in that area of lending. Our first initiative on niche lending involved making loans to dentists and dental practices. We have since expanded to making SBA and USDA loans. Our dental loan and SBA loan platforms allow us to offer loans in all 50 states. We continue to look at niche lending opportunities that allow us to expand our business, as well as for clients that are willing to pay a modest interest rate premium in exchange for superior service and expertise. Our management expertise and corporate structure allow us to explore and execute upon these non-traditional lending strategies that include loan portfolio acquisitions, loan participations, and non-traditional assets that offer above average risk adjusted returns to the Bank.
•	Expand our core deposits and cash sweep program. We have the ability to sweep client cash balances in our trust department (up to the FDIC guaranteed insurance limit) to fund the Bank’s loan portfolio, providing the Bank with a relatively steady, consistent funding source that requires no additional fixed or variable costs like a branch network. We are expanding our trust services to offer participant directed retirement accounts and an FDIC insured investment option, which we believe has the potential to increase the amount of cash available for sweep by the Bank. We also believe there is significant potential to expand this cash sweep program to the clients of Sanders Morris who, as of September 30, 2018, had approximately $134.4 million in cash or cash equivalent balances domiciled at Pershing. Clients of Sanders Morris or their affiliates had $5.2 million on deposit with the Bank as of September 30, 2018. In return, our trust and brokerage clients receive a market rate of interest on their cash accounts plus a guarantee on such deposits by the FDIC. See “Risk Factors–Risks Related to Our Business–We depend on wholesale funding sources, which causes our cost of funds to be higher when compared to other financial institutions and poses future funding risks if placed under Prompt Corrective action, or PCA, which may require us to liquidate loans.

Our Market Area

We are based in Dallas, Texas, which is our largest market. The Bank’s principal banking markets include the Texas counties of Dallas, Tarrant, Denton, Collin and Rockwall. However, our business is also national in scope. Our national business includes: banking for small businesses (particularly dental practices), SBA and USDA loans and trust services. In these business lines, we have clients in 49 states, with the highest concentration in Texas.

For both our traditional community banking products and services and our investment services, our primary market areas are the Dallas-Fort Worth-Arlington, Texas metropolitan statistical area, or MSA, or the Dallas MSA, and the Houston-The Woodlands-Sugarland, Texas MSA, or the Houston MSA, which rank as the fourth and fifth largest MSAs in the United States as of July 2017, as published by the U.S. Census Bureau. The Houston MSA and Dallas MSA were the first and second, respectively, fastest growing MSAs in the United States from 2010 to 2017, according to the U.S. Census Bureau.

Source: S&P Global Market Intelligence

	2010-2019 Population Change	2019-2024 Projected Population Change
National	6.64%	3.56%
Texas	15.17%	6.95%
Dallas-Fort-Worth-Arlington, TX	17.89%	7.65%
Houston-The Woodlands-Sugar Land, TX	19.80%	8.01%

Risks Relating to Our Company and an Investment in Our Common Stock

An investment in our common stock involves substantial risks and uncertainties. Investors should carefully consider all of the information in this prospectus, including the detailed discussion of these and other risks under “Risk Factors” prior to investing in our common stock. In summary form, these risks include some of the following risks:

•	we may not be able to successfully implement aspects of our expansion strategy, whether by new products or acquisitions, which may adversely affect our ability to maintain our historical earnings trends;
•	we are combining Tectonic with TAI prior to the closing of this offering, which may create additional risks;
•	a substantial portion of our business is dependent on the prospects of the dental and SBA lending industries and changes in either of these industries may adversely affect our growth and profitability;
•	there may be a negative impact on originations and referrals by, and our contractual relationship with, Cain Watters, whether due to a material adverse effect on its business or due to a change in relationship with us;
•	limitations of SBA and USDA loan programs could adversely impact our future performance;
•	we will be a controlled company under the NASDAQ rules after the closing of this offering and the Majority Shareholders will have the ability, if they vote in the same manner, to determine the outcome of certain matters requiring shareholder approval;
•	we are highly dependent on our management, loan producers (especially our SBA team), financial advisors and brokers, not all of our key personnel are subject to employment agreements and thus we have a risk of loss of key personnel through them being hired away by a competitor or through retirement;
•	a substantial majority of our loans and operations are in the Dallas and Houston MSAs, and therefore our business is particularly vulnerable to a downturn in the economy of these MSAs;
•	declining values of collateral securing our loan portfolio and/or poorly estimating the level of the allowance for loan losses (based on estimates of future loan losses) would have a material adverse effect on us;
•	poor accuracy of our estimates and assumptions regarding the performance of our securities portfolio could adversely impact earnings;
•	inability to attract deposits on reasonable terms would have a material and negative impact on us;
•	an increase in interest rates on deposits not offset by a corresponding increase in interest rates on our loan portfolio would have a material adverse effect on us;
•	an active, liquid trading market for our common stock may not develop, and you may not be able to sell your common stock at or above the public offering price, or at all; and
•	we have borrowings (at the parent and subsidiary levels), which could limit growth and create additional risk, including the complete loss of your investment.

Such statements reflect the current views of our management with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity.

Corporate Information

Our principal executive offices are located at 16200 Dallas Parkway, Suite 190, Dallas Texas 75248, and our telephone number at that address is (972) 720-9000. Our website address is www.tbank.com. In connection with this offering and the merger, we intend to change our name from T Acquisition, Inc. to Tectonic Financial, Inc. The information contained on our website is not a part of, or incorporated by reference into, this prospectus.

THE OFFERING

Common stock offered by us
          shares.
Underwriters’ option to purchase additional shares
          shares.
Common stock outstanding after completion of this offering
         shares (or          shares if the underwriters exercise their option in full to purchase additional shares).
Use of proceeds
Assuming an initial offering price of $          per share (which is the midpoint of the price range set forth on the cover page of this prospectus), we estimate that the net proceeds to us from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $          million (or approximately $          million if the underwriter exercises its option to purchase additional shares in full). We intend to use approximately $2.0 million of the net proceeds from this offering to repay our bank stock loan. With the remaining proceeds (estimated at $          million; $          million if the underwriters’ option to purchase additional shares is exercised), we intend to contribute such proceeds to the Bank to support its capital position, to finance potential strategic acquisitions to the extent such opportunities arise and for other general corporate purposes, which could include other growth initiatives. See “Use of Proceeds.”
Dividends
Holders of our common stock are only entitled to receive dividends when, as and if declared by our board of directors out of funds legally available for dividends. We do not anticipate initially paying any dividends to the holders of our common stock. Any future determination to pay cash dividends on our common stock will be made by our board of directors and will depend upon our results of operations, financial condition, capital requirements, regulatory and contractual restrictions, our business strategy and other factors that our board of directors deems relevant. See “Dividend Policy.”
Directed share program
At our request, the underwriters have reserved for sale, at the initial public offering price, up to          % of the shares offered by this prospectus for sale to the directors, officers and employees and other related persons of our company and its subsidiaries. Reserved shares purchased by our directors and executive officers will be subject to the lock-up provisions described in “Underwriting (Conflicts of Interest)-Lock-Up Agreement.” If these persons purchase reserved shares, it will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

Securities owned by directors and executive officers
As of September 30, 2018, our directors and named executive officers beneficially owned 49.95% of our outstanding common stock, and our directors, executive officers and affiliates (including partners of Cain Watters) beneficially owned 78.68% of our outstanding common stock. Following the completion of this offering, we anticipate that our directors and named executive officers will beneficially own approximately          % of our common stock (or          % if the underwriters exercise their option to purchase additional shares of common stock in full). See “Security Ownership of Certain Beneficial Owners and Management.”
Risk factors
Investing in shares of our common stock involves a high degree of risk. See “Risk Factors” for a discussion of certain factors you should consider carefully before deciding to invest.
Nasdaq symbol
We intend to apply to list our common stock on the NASDAQ Global Select Market under the symbol “TECT.”
Conflicts of interest
As a result of the merger, TAI will control Sanders Morris, an underwriter in this offering. In addition, A. Haag Sherman, who will serve as Chief Executive Officer and a director of TAI following the merger and is a beneficial owner of more than 10% of our issued and outstanding common stock, and George L. Ball, who will serve as Executive Co-Chairman of TAI following the merger, are associated persons of Sanders Morris. Therefore, Sanders Morris is deemed to have a “conflict of interest” under FINRA Rule 5121. Accordingly, this offering is being made in compliance with the requirements of FINRA Rule 5121. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering as the member primarily responsible for managing the public offering does not have a conflict of interest, is not an affiliate of any member that has a conflict of interest and meets the requirements of paragraph (f)(12)(E) of FINRA Rule 5121. Sanders Morris will not confirm sales of the securities to any account over which it exercises discretionary authority without the specific written approval of the account holder. See “Underwriting (Conflicts of Interest).”

References in this section to the number of shares of our common stock outstanding after this offering are based on 6,570,000 shares of our common stock issued and outstanding as of September 30, 2018. Unless otherwise indicated, these references:

•	assume no exercise of the underwriters’ option to purchase up to additional shares of common stock from us; and
•	exclude 235,000 shares of common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $2.15 per share (none of which are currently exercisable) as of September 30, 2018.

SELECTED UNAUDITED PRO FORMA COMBINED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth unaudited selected pro forma combined consolidated financial and operating data as of and for the nine months ended September 30, 2018 and as of and for the year ended December 31, 2017 and selected pro forma ratios as of and for the periods indicated, and is for illustrative purposes only. The unaudited pro forma combined consolidated selected financial data has been derived from the unaudited pro forma combined consolidated financial statements as of and for the nine months ended September 30, 2018 and for the year ended December 31, 2017 included elsewhere in this prospectus, which has been prepared with the merger of Tectonic with and into T Acquisition accounted for as a combination of businesses under common control in accordance with Accounting Standards Codification, or ASC, Topic 805-50, Transactions Between Entities Under Common Control. Under ASC 805-50, all the assets and liabilities of Tectonic are carried over to the books of T Acquisition at their then current carrying amounts.

The pro forma combined consolidated financial statements for the nine months ended September 30, 2018 have been derived from the unaudited financial statements for the nine months ended September 30, 2018 included elsewhere in this prospectus, which have not been audited but, in the opinion of our management, contain all adjustments (consisting of only normal or recurring adjustments) necessary to present fairly in all material respects our financial position and results of operations for the period in accordance with generally accepted accounting principles, or GAAP. The pro forma combined consolidated financial statements for the year ended December 31, 2017 are derived from the audited financial statements for each T Acquisition and Tectonic included elsewhere in this prospectus. The pro forma combined consolidated results set forth below and elsewhere in this prospectus are not necessarily indicative of our future performance. The performance, asset quality and capital ratios are unaudited and derived from our audited and unaudited financial statements as of and for the periods presented. Average balances have been calculated using daily averages.

Although the period from January 1, 2017 through May 15, 2017 relates to the predecessor and the period from May 16, 2017 through December 31, 2017 relates to the successor, to assist with the period-to-period comparison we have combined these periods as a sum of the amounts without any other adjustments and refer to the combined period as the combined year ended December 31, 2017. This combination does not comply with GAAP or with the rules for pro forma presentation.

You should read the following financial data in conjunction with the other information contained in this prospectus, including under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in the financial statements and related notes included elsewhere in this prospectus, for both T Acquisition and Tectonic.

	Pro Forma Combined	Pro Forma Combined
(Dollars in thousands)	As of and for the Nine Months Ended September 30, 2018	As of and for the Year Ended December 31, 2017
Income Statement Data:
Interest income	$10,892	$11,815
Interest expense	3,658	3,309
Net interest income	7,234	8,506
Provision for loan losses	643	735
Net interest income after provision	6,591	7,771
Noninterest income	18,575	21,819
Noninterest expense	17,665	22,054
Income before income taxes	7,501	7,536
Income tax expense	1,295	1,816
Net income	6,206	5,720
Less: Preferred dividends	—	—
Net income available to common shareholders	$6,206	$5,720

	Pro Forma Combined	Pro Forma Combined
(Dollars in thousands, except share data)	As of and for the Nine Months Ended September 30, 2018	As of and for the Year Ended December 31, 2017
Balance Sheet Data:
Cash and due from banks	$16,704	$18,646
Investments	19,309	21,877
Loans held for sale	10,295	16,143
Loans held for Investment, net of unearned discount	228,130	198,880
Allowance for loan losses (“ALLL”)	777	386
Goodwill and other intangible assets, net	9,810	9,961
Total assets	295,958	278,683
Noninterest-bearing deposits	30,757	35,584
Interest-bearing deposits	61,744	59,437
Time deposits	136,566	118,135
Borrowings and subordinated debentures	34,985	37,034
Common shareholders’ equity	27,382	22,797
Total shareholders’ equity	27,382	22,797

Per Share Data
Basic earnings per share	$0.95	$0.88
Diluted earnings per share	0.95	0.88
Book value per share	4.17	3.50
Tangible book value per share(1)	2.67	1.97
Shares outstanding end of period	6,568,750	6,517,500
Weighted average common shares outstanding – basic	6,564,487	6,517,500
Weighted average common shares outstanding – diluted	6,564,487	6,517,500

Annualized Performance Ratios:
Return on average assets	2.92%	2.32%
Return on average common equity	32.29	25.81
Return on average tangible common equity(1)	52.56	33.31
Yield on earning assets(2)	5.64	5.25
Yield on loans(2)	5.94	5.59
Cost of funds(2)	1.31	0.83
Cost of deposits(2)	1.26	0.81
Net interest margin(2)	4.43	4.49
Efficiency ratio(1),(3)	67.39	70.93
Loans to deposits(2)	100.33	98.48

Investment Services Data(4)
Assets under administration	$3,833,464	$3,579,918
Assets under management	2,233,024	2,091,334
Client assets in custody	1,259,889	1,264,418
Client brokerage assets	1,600,440	1,484,584

Asset Quality Ratios:
Nonperforming loans to total loans(2)	1.06%	1.16%
Nonperforming assets to total assets(3)	0.78	0.87
Allowance for loan losses to nonperforming loans, net of SBA guarantees(2)	636.90	312.17
Allowance for loan losses to total loans(2)	0.34	0.19
Net charge-offs to average total loans(2)	0.11	0.18

	Pro Forma Combined	Pro Forma Combined
	As of and for the Nine Months Ended September 30, 2018	As of and for the Year Ended December 31, 2017
Capital Ratios(3):
Tier 1 leverage ratio	6.20%	5.02%
Common equity Tier 1 capital ratio	7.96	5.49
Tier 1 risk-based capital ratio	7.96	5.49
Total risk-based capital ratio	8.31	5.65
Tangible common equity to tangible assets(1)	6.14	4.78
(1)	Considered a non-GAAP financial measure. For a reconciliation of non-GAAP measures to the most directly comparable GAAP financial measures, see “GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures.”
(2)	Calculation derived from T Bank’s balance sheet and income statement for the period stated.
(3)	Calculations based on “Unaudited Pro Forma Combined Consolidated Financial Statements”, found elsewhere in this prospectus, for the period indicated.
(4)	Calculated, on a combined basis, for TAI and Tectonic. Note that Tectonic’s assets under management includes client assets in custody at TAI. In order to avoid duplicating these assets in assets under administration, TAI’s client assets in custody are not included in pro forma combined assets under administration.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

T Acquisition has entered into a merger agreement with Tectonic, pursuant to which Tectonic will merge with and into T Acquisition, with T Acquisition as the surviving entity.

The following unaudited pro forma condensed combined statements of income for the nine months ended September 30, 2018 and the year ended December 31, 2017, has been prepared to reflect the merger, as if Tectonic had been merged with and into T Acquisition on January 1, 2017 and its results included in the nine months ended September 30, 2018 and the full fiscal year of 2017, after giving effect to the adjustments reflected in the notes following the table. The unaudited pro forma condensed combined balance sheet includes the historical results of T Acquisition for the nine months ended September 30, 2018, with the pro forma adjustments to reflect the assumption that the merger had occurred on January 1, 2017.

On May 15, 2017, T Bancshares was acquired by T Acquisition, or the acquisition. We refer to T Bancshares as the Predecessor in the periods before the acquisition and T Acquisition as the Successor in subsequent periods. The unaudited pro forma condensed combined statement of income presented below from January 1, 2017 through May 15, 2017 relates to the Predecessor and is derived from audited consolidated financial statements that are included elsewhere in this document. The unaudited pro forma condensed combined statement of income for the period from May 16, 2017 through December 31, 2017, and the unaudited pro forma condensed combined balance sheet data as of December 31, 2017, relate to the Successor and are derived from audited consolidated financial statements that are included elsewhere in this document.

The unaudited pro forma condensed combined statement of income has been prepared with the merger of Tectonic with and into T Acquisition accounted for as a combination of businesses under common control in accordance ASC Topic 805-50, Transactions Between Entities Under Common Control. Under ASC 805-50, all the assets and liabilities of Tectonic are carried over to the books of T Acquisition at their then current carrying amounts.

The unaudited pro forma condensed combined statement of income is presented for illustrative purposes only and is not intended to present future results of operations. The unaudited pro forma condensed combined statement of income is based upon assumptions and adjustments that we believe are reasonable. These adjustments, which are described above and in the accompanying footnotes, have been applied in a manner to give effect to the transaction. The assumptions and adjustments are subject to change as future events materialize and fair value estimates are refined.

The unaudited pro forma condensed combined consolidated financial information should be read together with the following:

•	The accompanying notes to the unaudited pro forma condensed combined consolidated financial information;
•	The selected unaudited pro forma condensed combined consolidated financial information;
•	Predecessor’s and Successor’s audited consolidated financial statements and accompanying notes for the period from January 1, 2017 through May 15, 2017 and May 16, 2017 through December 31, 2017, respectively, included elsewhere in this prospectus;
•	TAI’s unaudited financial statements and accompanying notes as of and for the nine-month period ended September 30, 2018, included elsewhere in this prospectus;
•	Tectonic’s audited financial statements and accompanying notes as of and for the years ended December 31, 2017 and 2016, included elsewhere in this prospectus; and
•	Tectonic’s unaudited financial statements and accompanying notes as of and for the nine-month period ended September 30, 2018, included elsewhere in this prospectus.

The following unaudited pro forma condensed combined statement of income for the nine months ended September 30, 2018 combines our consolidated historical income statement and Tectonic assuming the companies had been combined as of January 1, 2017, pursuant in each case to ASC 805-50. See “Factors-Risks Related to Our Business–There are material limitations with making estimates of our combined financial results, use of combined financial results for Predecessor and Successor, and use of interim period financial results.”

Unaudited Pro Forma Condensed Combined Statement of Income
For the Nine Months Ended September 30, 2018

(Dollars in thousands except share data)	T Acquisition, Inc. (unaudited)	Tectonic Holdings, LLC (unaudited)	Pro Forma Adjustments			Pro Forma Combined (unaudited)
Interest Income:
Loan, including fees	$10,086	$—	$			$10,086
Securities	677	—				677
Federal funds sold	123	—				123
Interest-bearing deposits	6	—				6
Total interest	10,892	—		—		10,892

Interest Expense:
Deposits	2,139	—				2,139
Borrowed funds	916	603				1,519
Total interest expense:	3,055	603		—		3,658

Net interest income	7,837	(603)				7,234

Provision for Loan Loss	643	—				643
Net interest income after provision for loan losses	7,194	(603)		—		6,591

Non-interest Income
Trust income	6,880	—				6,880
Gain on sale of loans	183	—				183
Loan servicing fees, net	(40)	—				(40)
Advisory income	—	6,529		(3,367	)(1)	3,162
Brokerage income	—	6,253				6,253
Rental income	222	—				222
Service fees and other income	232	1,866		(183	)(2)	1,915
Total non-interest Income	7,477	14,648		(3,550)		18,575

Non-interest Expense:
Salaries and employee benefits	4,199	6,086				10,285
Occupancy and equipment	647	726				1,373
Trust expenses	4,852	—		(3,367	)(1)	1,485
Brokerage and advisory direct costs	—	1,121				1,121
Professional fees	345	167				512
Data processing	733	—				733
Other	832	1,507		(183	)(2)	2,156
Total non-interest expense	11,608	9,607		(3,550)		17,665
Income before income taxes	3,063	4,438				7,501

Income tax expense	655	—		640	(3)	1,295
Net Income	$2,408	$4,438		$(640	)(3)	$6,206
Basic and diluted earnings per share	$0.37	$0.68
Weighted-average shares used in computation of basic and diluted earnings per share	6,564,487	6,562,189

Pro forma basic and diluted earnings per share						$0.95

Pro forma weighted-average shares used in computation of basic and diluted earnings per share						6,564,487

Notes to Unaudited Pro Forma Statement of Income

(1)	Advisory income at Tectonic Advisors, a subsidiary of Tectonic, has been eliminated against trust expenses at the Company in the amount of $3,367 for the nine months ended September 30, 2018.
(2)	Service agreements between Tectonic and the Company have been eliminated in the amount of $183 for the nine months ended September 30, 2018.
(3)	Tectonic is a limited liability company treated as a partnership for federal income tax purposes, and therefore, does not pay taxes. An adjustment to income tax expense of $640 has been recognized to record the tax effect of the results of Tectonic as though the companies had been combined as of January 1, 2018, assuming a tax rate of 21.0% applied to taxable income for the interim period ended September 30, 2018.

The following unaudited pro forma condensed combined statement of income for the year ended December 31, 2017 combines our consolidated historical income statement and Tectonic assuming the companies had been combined as of January 1, 2017, pursuant in each case to ASC 805-50. See “Risk Factors– Risks Related to Our Business–There are material limitations with making estimates of our combined financial results, use of combined financial results for Predecessor and Successor, and use of interim period financial results.”

Unaudited Pro Forma Condensed Combined Statement of Income
For the Year Ended December 31, 2017

(Dollars in thousands)	Predecessor (For the period from January 1, 2017 through May 15, 2017)	Successor (For the period from May 16, 2017 through December 31, 2017)	Combined (unaudited) (For the year ended December 31, 2017)	Tectonic Holdings, LLC (For the year ended December 31, 2017)	Pro Forma Adjustments			Pro Forma Combined (unaudited) (For the year ended December 31, 2017)
Interest Income:
Loan, including fees	$3,769	$7,071	$10,840	$—	$			$10,840
Securities	329	548	877	—				877
Federal funds sold	1	4	5	—				5
Interest-bearing deposits	29	64	93	—				93
Total Interest Income	4,128	7,687	11,815	—				11,815

Interest Expense:
Deposits	473	1,128	1,601	—				1,601
Borrowed funds	28	597	625	1,083				1,708
Total interest expense:	501	1,725	2,226	1,083				3,309
Net interest income	3,627	5,962	9,589	(1,083)				8,506

Provision for Loan Loss	(8)	743	735	—				735
Net interest income after provision for loan losses	3,635	5,219	8,854	(1,083)				7,771

Non-interest Income
Trust income	3,293	5,756	9,049	—				$9,049
Gain on sale of loans	1,436	208	1,644	—				1,644
Loan servicing fees, net	237	301	538	—				538
Advisory income	—	—	—	7,493		(4,380	)(1)	3,113
Brokerage income	—	—	—	6,222				6,222
Rental income	109	182	291	—				291
Service fees and other income	19	242	261	920		(219	)(2)	962
Total non-interest Income	5,094	6,689	11,783	14,635		(4,599)		21,819

Non-interest Expense:
Salaries and employee benefits	3,528	3,622	7,150	3,876				$11,026
Occupancy and equipment	328	537	865	584				1,449
Trust expenses	2,317	4,014	6,331	—		(4,380	)(1)	1,951
Brokerage and advisory direct costs	—	—	—	2,280				2,280
Professional fees	269	193	462	453				915
Data processing	355	602	957	—				957
Other(2)	697	645	1,342	2,353		(219	)(2)	3,476
Total non-interest Expense	7,494	9,613	17,107	9,546		(4,599)		22,054
Income before income taxes	1,235	2,295	3,530	4,006				7,536

Income tax expense	196	402	598	—		1,218	(3)	1,816
Net Income	$1,039	$1,893	$2,932	$4,006		$(1,218)		$5,720

Notes to Unaudited Pro Forma Statement of Income

(1)	Advisory income at Tectonic Advisors, a subsidiary of Tectonic, has been eliminated against trust expenses at the Company in the amount of $4,380 for the year ended December 31, 2017.
(2)	Service agreements between Tectonic and the Company have been eliminated in the amount of $219 for the year ended December 31, 2017.
(3)	Tectonic is a limited liability company treated as a partnership for federal income tax purposes, and therefore, does not pay taxes. An adjustment to income tax expense of $1,218 has been recognized to record the tax effect of the results of Tectonic as though the companies had been combined as of January 1, 2017, assuming a tax rate of 34.6% applied to taxable income for the interim period ended December 31, 2017.

The following unaudited pro forma statement of financial condition as of September 30, 2018 combines our consolidated historical statement of financial condition with that of Tectonic, assuming the companies had been combined as of January 1, 2017, in each case pursuant to ASC 805-50. See “Risk Factors–Risks Related to Our Business–There are material limitations with making estimates of our combined financial results, use of combined financial results for Predecessor (defined below) and Successor (defined below), and use of interim period financial results.”

Unaudited Pro Forma Condensed Statement of Financial Condition as of September 30, 2018

(Dollars in thousands except share amounts)	T Acquisition, Inc. (unaudited)	Tectonic Holdings, LLC (unaudited)	Pro Forma Adjustments(7)		Pro Forma Combined (unaudited)	As Further Adjusted (unaudited)			As Adjusted Pro Forma (unaudited)
Assets
Cash and due from banks	$2,126	$7,250	$(4,060	)(1)	$5,316	$			$5,316
Interest-bearing deposits	10,921	—			10,921				10,921
Federal funds sold	467	—			467				467
Total cash and equivalents	13,514	7,250	(4,060)		16,704				16,704
Securities available for sale, at estimated fair value	9,478	—			9,478				9,478
Securities held to maturity	7,811	—			7,811				7,811
Securities, restricted at cost	1,920	—			1,920				1,920
Loans held for sale	10,295	—			10,295				10,295
Loans, net of allowance for loan losses $777	228,130	—			228,130				228,130
Property and equipment, net	4,785	847			5,632				5,632
Core deposit intangible, net	1,431	—			1,431				1,431
Goodwill	8,379	14,112	(14,112	)(2)	8,379				8,379
Other assets	4,488	2,335	(645	)(3)	6,178				6,178
Total assets	$290,231	$24,544	$(18,817)		$295,958	$			$295,958

Liabilities and Shareholders’ Equity

Liabilities
Demand deposits:
Non-interest bearing	$34,817	$—	$(4,060	)(1)	$30,757	$			$30,757
Interest bearing	61,744	—			61,744				61,744
Time deposits	136,566	—			136,566				136,566
Total deposits	233,127	—	(4,060)		229,067				229,067
Borrowed funds	14,951	8,034			22,985		(8,034	)(6)	14,951
Subordinated notes	12,000	—			12,000				12,000
Deferred tax liabilities	409	—			409				409
Other liabilities	2,306	1,814	(5	)(3)(4)	4,115				4,115
Total liabilities	262,793	9,848	(4,065)		268,576		(8,034)		260,542

Shareholders’ Equity
Preferred stock (non-cumulative, perpetual)	—	—			—		8,034		8,034
Common stock, $.01 par value; 10,000,000 shares authorized, 6,570,000 shares issued and outstanding	66	—			66				66
Additional paid-in capital	23,367	—	584	(5)	23,951				23,951
Retained earnings	4,311	—	(640	)(4)	3,671				3,671
Accumulated other comprehensive loss	(306)	—			(306)				(306)
Total shareholders’ equity	27,438	—	(56)		27,382		8,034		35,416
Members’ equity	—	14,696	(14,696)		—				—
Total members’ equity	—	14,696	(14,696)		—				—
Total liabilities and members’/shareholders’ equity	$290,231	$24,544	$(18,817)		$295,958	$			$295,958

Notes to Unaudited Pro Forma Statement of Financial Condition

(1)	Eliminates the cash at Tectonic that is held in accounts at the Bank against the deposit liability at the Bank.
(2)	Eliminates an intangible asset that is included in Tectonic’s financial statements. This relates to the long-lived advisory contract that Tectonic has with the Bank. The value of this intangible will be absorbed within the combined entity following the merger.
(3)	Eliminates the intercompany payables and receivables, which are primarily investment advisory fees between Tectonic and the Bank for the current month.
(4)	Tectonic is a limited liability company treated as a partnership for federal income tax purposes, and therefore, does not pay taxes. An adjustment to income tax expense of $640 and a related payable has been recognized to record the tax effect of the results of Tectonic as though the companies had been combined as of January 1, 2018, assuming a tax rate of 21.0% applied to taxable income for the interim period ended September 30, 2018.
(5)	Gives effect to the net adjustments to additional paid in capital from the elimination of the intangible asset discussed in footnote (2), the net carryover of the assets and liabilities of Tectonic to the Company. The merger provides for the issuance of common stock on a one-for-one basis to the members of Tectonic, followed by a reverse stock split, resulting in 6,568,750 shares outstanding following the Merger.
(6)	Gives effect to the conversion of the subordinated debt of Tectonic Advisors into shares of preferred stock of T Acquisition, such conversion to occur in connection with the merger.
(7)	The merger of Tectonic with and into T Acquisition has been accounted for in this pro forma condensed combined Statement of Income as a combination of businesses under common control in accordance with ASC 805-50. Under ASC 805-50, all the assets and liabilities of Tectonic are carried over to the books of T Acquisition at their then current carrying amounts. Therefore, no adjustments are necessary to depreciation or amortization expense included in occupancy and equipment with respect to the acquired assets of Tectonic.

T ACQUISITION SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND
OPERATING INFORMATION

The following table sets forth (i) selected historical consolidated financial and operating data as of and for the nine months ended September 30, 2018 and as of and for the year ended December 31, 2017 for T Acquisition, (ii) selected historical consolidated financial and operating data as of and for the period from January 1, 2017 through May 15, 2017 for the predecessor, (iii) selected historical consolidated financial and operating data as of and for the period from May 16, 2017 through December 31, 2017 for the successor and (iv) selected ratios as of and for the periods indicated. Selected financial data as of and for the year ended December 31, 2017 has been derived from our audited consolidated financial statements included elsewhere in this prospectus. Selected financial data as of and for the nine months ended September 30, 2018 has been derived from our unaudited financial statements included elsewhere in this prospectus and has not been audited but, in the opinion of our management, contain all adjustments (consisting of only normal or recurring adjustments) necessary to present fairly in all material respects our financial position and results of operations for the period in accordance with generally accepted accounting principles, or GAAP. The historical results set forth below and elsewhere in this prospectus are not necessarily indicative of our future performance. The performance, asset quality and capital ratios are unaudited and derived from our audited and unaudited financial statements as of and for the periods presented. Average balances have been calculated using daily averages.

Although the period from January 1, 2017 through May 15, 2017 relates to the predecessor and the period from May 16, 2017 through December 31, 2017 relates to the successor, to assist with the period-to-period comparison we have combined these periods as a sum of the amounts without any other adjustments and refer to the combined period as the combined year ended December 31, 2017. This combination does not comply with GAAP or with the rules for pro forma presentation. See “Risk Factors–Risks Related to Our Business–There are material limitations with making estimates of our combined financial results, use of combined financial results for Predecessor (defined below) and Successor (defined below), and use of interim period financial results.”

You should read the following financial data in conjunction with the other information contained in this prospectus, including under “Management’s Discussion and Analysis of Financial Condition and Results of Operations of T Acquisition” and in the financial statements and related notes included elsewhere in this prospectus.

	Successor	Combined (unaudited)	Successor	Predecessor
(Dollars in thousands)	As of and for the Nine Months Ended September 30, 2018	As of and for the Year Ended December 31, 2017	As of and Period from May 16, 2017 through December 31, 2017	As of and Period from January 1, 2017 through May 15, 2017
Income Statement Data:
Interest income	$10,892	$11,815	$7,687	$4,128
Interest expense	3,055	2,226	1,725	501
Net interest income	7,837	9,589	5,962	3,627
Provision for loan losses	643	735	743	(8)
Net interest income after provision	7,194	8,854	5,219	3,635
Noninterest income	7,477	11,783	6,689	5,094
Noninterest expense	11,608	11,107	9,613	7,494
Income before income taxes	3,063	3,530	2,295	1,235
Income tax expense	655	598	402	196
Net income	2,408	2,932	1,893	1,039
Less: Preferred dividends	—	—	—	—
Net income available to common shareholders	$2,408	$2,932	$1,893	$1,039

	Successor	Combined (unaudited)	Successor	Predecessor
(Dollars in thousands)	As of and for the Nine Months Ended September 30, 2018	As of and for the Year Ended December 31, 2017	As of and Period from May 16, 2017 through December 31, 2017	As of and Period from January 1, 2017 through May 15, 2017
Balance Sheet Data:
Cash and due from banks	$13,514		$16,221
Investments	19,209		21,776
Loans held for sale	10,295		16,143
Loans held for Investment, net of unearned discount	228,130		198,880
Allowance for loan losses	777		386
Goodwill and other intangible assets, net	$9,810		$9,961
Total assets	290,231		273,524
Noninterest-bearing deposits	34,817		39,094
Interest-bearing deposits	61,744		59,437
Time deposits	136,566		118,135
Borrowings and subordinated debentures	26,951		29,000
Common shareholders’ equity	27,438		24,984
Total shareholders’ equity	27,438		24,984

Per Share Data
Basic earnings per share	$0.39		$0.29	$0.26
Diluted earnings per share	0.39		0.29	0.25
Book value per share	4.18		3.83	5.11
Tangible book value per share(1)	2.68		2.31	5.11
Shares outstanding end of period	6,570,000		6,517,500	4,051,657
Weighted average common shares outstanding – basic	6,564,487		6,517,500	4,051,657
Weighted average common shares outstanding – diluted	6,564,487		6,517,500	4,094,548

Annualized Performance Ratios:
Return on average assets	1.15%		0.98%	1.25%
Return on average common equity	12.29		10.39	8.99
Return on average tangible common equity(1)	14.83		13.28	8.99
Yield on earning assets(2)	5.64	5.25%	5.34	5.17
Yield on loans(2)	5.94	5.59	5.69	5.50
Cost of funds(2)	1.31	0.83	0.90	0.71
Cost of deposits(2)	1.26	.081	0.88	0.71
Net interest margin(2)	4.43	4.49	4.50	4.54
Efficiency ratio(1)	75.66	81.12	77.18	86.84
Loans to deposits(2)	100.33	98.48	96.89	102.13

Investment Services Data
Assets under administration	$1,277,595		$1,281,514
Assets under management	17,706		17,096
Client assets in custody	1,259,889		1,264,418

	Successor	Combined (unaudited)	Successor	Predecessor
(Dollars in thousands)	As of and for the Nine Months Ended September 30, 2018	As of and for the Year Ended December 31, 2017	As of and Period from May 16, 2017 through December 31, 2017	As of and Period from January 1, 2017 through May 15, 2017
Asset Quality Ratios:
Nonperforming loans to total loans	1.06%		1.16%
Nonperforming assets to total assets	0.83		0.84
Allowance for loan losses to nonperforming loans, net of SBA guarantees	636.9		312.17
Allowance for loan losses to total loans	0.32		0.18
Net charge-offs to average total loans	0.11	0.19%

Capital Ratios (T Bank, National Association):
Tier 1 leverage ratio	10.09%		10.00%
Common equity Tier 1 capital ratio	12.65		11.81
Tier 1 risk-based capital ratio	12.65		11.81
Total risk-based capital ratio	13.01		11.99

Capital Ratios (T Acquisition, Inc.):
Tier 1 leverage ratio	6.35%		6.00%
Common equity Tier 1 capital ratio	7.97		7.09
Tier 1 risk-based capital ratio	7.97		7.09
Total risk-based capital ratio	8.32		7.27
Tangible common equity to tangible assets(1)	6.29		5.70
(1)	Considered a non-GAAP financial measure. For a reconciliation of non-GAAP measures to the most directly comparable GAAP financial measures, see “GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures.”
(2)	Calculation derived from T Bank’s balance sheet and income statement for the period stated.

TECTONIC SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND
OPERATING INFORMATION

The following table sets forth (i) selected historical consolidated financial and operating data as of and for the nine months ended September 30, 2018 and as of and for the year ended December 31, 2017 for Tectonic, and (ii) selected ratios as of and for the periods indicated. Selected financial data as of and for the year ended December 31, 2017 has been derived from our audited consolidated financial statements included elsewhere in this prospectus. Selected financial data as of and for the nine months ended September 30, 2018 has been derived from our unaudited financial statements included elsewhere in this prospectus and has not been audited but, in the opinion of our management, contain all adjustments (consisting of only normal or recurring adjustments) necessary to present fairly in all material respects our financial position and results of operations for the period in accordance with generally accepted accounting principles, or GAAP. The historical results set forth below and elsewhere in this prospectus are not necessarily indicative of our future performance. The performance, asset quality and capital ratios are unaudited and derived from our audited and unaudited financial statements as of and for the periods presented. Average balances have been calculated using daily averages. See “Risk Factors–Risks Related to Our Business–There are material limitations with making estimates of our combined financial results, use of combined financial results for Predecessor (defined below) and Successor (defined below), and use of interim period financial results.”

You should read the following financial data in conjunction with the other information contained in this prospectus, including under “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Tectonic” and in the financial statements and related notes included elsewhere in this prospectus.

(Dollars in thousands)	As of and for the Nine Months Ended September 30, 2018	As of and for the Year Ended December 31, 2017
Income Statement Data:
Investment advisory and related revenue	$6,529	$7,493
Brokerage commissions and related revenue	6,253	6,222
Other revenue	130	164
Total revenue	12,912	13,879
Operating expenses	9,597	9,546
Interest expense	603	1,083
Other income	1,726	756
Net income	4,438	4,007
Less: Preferred dividends	—	—
Net income available to members	$4,438	$4,007

Balance Sheet Data:
Cash and due from banks	$7,250	$5,935
Investments	100	101
Goodwill and other intangible assets, net	14,112	14,112
Total assets	24,544	23,565
Borrowings and subordinated debentures	8,034	8,034
Members’ equity	14,696	11,925

Per Share Data:
Basic earnings per unit	$0.68	$0.72
Diluted earnings per unit	0.68	0.72
Shares units end of period	6,567,500	6,517,500
Weighted average common units outstanding – basic	6,562,189	5,586,370
Weighted average common units outstanding – diluted	6,562,189	5,586,370

(Dollars in thousands)	As of and for the Nine Months Ended September 30, 2018	As of and for the Year Ended December 31, 2017
Investment Services Data:
Investment management fees and other advisory	$6,529	$7,493
Commissions on brokerage and investment banking activity	6,253	6,222
Total assets under management	2,214,957	2,074,106
Total assets under management yield	0.39%	0.36%
Total brokerage assets (Sanders Morris)	$1,600,440	$1,484,584
Total client assets (AUM plus brokerage)	3,815,398	3,558,690

GAAP RECONCILIATION AND MANAGEMENT EXPLANATION OF NON-GAAP
FINANCIAL MEASURES

Our accounting and reporting policies conform to GAAP and the prevailing practices in the banking industry. However, we also evaluate our performance based on certain additional financial measures discussed in this prospectus as being non-GAAP financial measures. We classify a financial measure as being a non-GAAP financial measure if that financial measure excludes or includes amounts or is subject to adjustments that have the effect of excluding or including amounts, that are not included or excluded, as the case may be, in the most directly comparable measure calculated and presented in accordance with GAAP as in effect from time to time in the United States in our statements of income, balance sheets or statements of cash flows. Non-GAAP financial measures do not include operating and other statistical measures or ratios or statistical measures calculated using exclusively financial measures calculated in accordance with GAAP.

The non-GAAP financial measures that we discuss in this prospectus should not be considered in isolation or as a substitute for the most directly comparable or other financial measures calculated in accordance with GAAP. Moreover, the manner in which we calculate the non-GAAP financial measures that we discuss in this prospectus may differ from that of other companies, reporting measures with similar names. It is important to understand how other banking organizations calculate their financial measures with names similar to the non-GAAP financial measures we have discussed in this prospectus when comparing such non-GAAP financial measures. See “Risk Factors–Risks Related to Our Business–There are material limitations with making estimates of our combined financial results, use of combined financial results for Predecessor (defined below) and Successor (defined below), and use of interim period financial results.”

Efficiency Ratio. We calculate our efficiency ratio as non-interest expense, less intangible amortization divided by net interest income (which is pre-provision), plus non-interest income. The following table reconciles, as of the dates set forth below, non-interest expense, less intangible amortization which is a non-GAAP measure, to non-interest expense, and presents the calculation of our efficiency ratios:

	Successor	Combined (unaudited)	Successor	Predecessor
(Dollars in thousands)	As of and for the Nine Months Ended September 30, 2018	As of and for the Year Ended December 31, 2017	As of and for the Period from May 16, 2017 through December 31, 2017	As of and for the Period from January 1, 2017 through May 15, 2017
Non-interest expense	$11,608	$17,107	$9,613	$7,494
Add depreciation and net accretion	(21)	230	151	79
Adjusted non-interest expense	$11,587	$17,337	$9,764	$7,573
Net interest income	$7,837	$9,589	$5,962	$3,627
Non-interest income	$7,477	$11,783	$6,689	$5,094
	$15,314	$21,372	$12,651	$8,721
Efficiency ratio	75.66%	81.12%	77.18%	86.84%
*	Figures included in this reconciliation are preliminary estimates and subject to additional procedures, which we expect to complete after the completion of this offering. These additional procedures could result in material changes to our preliminary estimates.

Tangible Common Equity and Tangible Common Equity Ratio. We calculate tangible common equity as total shareholders’ equity, less preferred stock (liquidation preference), goodwill and other intangible assets, net of accumulated amortization. We calculate tangible assets as total assets less goodwill and other intangible assets, net of accumulated amortization. We calculate the tangible common equity ratio as tangible common equity divided by tangible assets. The most directly comparable GAAP financial measure for tangible common equity is total shareholders’ equity and the most directly comparable GAAP financial measure for tangible assets is total assets.

We believe the use of tangible common book value has less relevance for high fee banks and investment management firms than for most banks, as our goodwill is all associated with highly desirable fee business. We recognize that the tangible common book value per common share measure is important to many investors in the marketplace who are interested in changes from period to period in book value per share exclusive of changes in intangible assets. Goodwill and other intangible assets have the effect of increasing total book value while not increasing our tangible book value.

The following table reconciles and presents, as of the dates set forth below, total shareholders’ equity to tangible common equity, total assets to tangible assets and presents the calculation of the tangible common equity ratio:

	Successor	Successor
(Dollars in thousands)	As of September 30, 2018	As of December 31, 2017
Total shareholders’ equity	$27,438	$24,984
Less
Goodwill	(8,379)	(8,379)
Intangibles, net	(1,431)	(1,582)
Tangible common equity	$17,628	$15,023
Total assets	$290,231	$273,524
Less
Goodwill	(8,379)	(8,379)
Intangibles, net	(1,431)	(1,582)
Tangible assets	$280,421	$263,563
Tangible common equity ratio	6.29%	5.70%

Return on Average Tangible Common Equity. We calculate return on average tangible common equity as net income available to common shareholders (net income less dividends paid on preferred stock) divided by average tangible common equity. The most directly comparable GAAP financial measure for tangible common equity is average total shareholders’ equity.

The following table reconciles net income to income (loss) available to common shareholders and presents the calculation of return on average tangible common equity:

	Successor	Successor	Predecessor
(Dollars in thousands)	As of and for the Nine Months Ended September 30, 2018	As of and for the Period from May 16, 2017 through December 31, 2017	As of and for the Period from January 1, 2017 through May 15, 2017
Net income, as reported	$2,408	$1,893	$1,039
Income available to common shareholders	$2,408	$1,893	$1,039
Average tangible common equity	16,239	14,252	31,234
Return on average tangible common equity	14.83%	13.28%	8.99%

Tangible Book Value per Common Share. We calculate tangible book value per common share as tangible common equity divided by common shares outstanding as detailed in the table below:

	Successor	Successor	Predecessor
(Dollars in thousands except share data)	As of September 30, 2018	As of December 31, 2017	As of May 15, 2017
Total shareholders’ equity	$27,438	$24,984	$20,685
Less
Goodwill	(8,379)	(8,379)	—
Intangibles, net	(1,431)	(1,582)	—
Tangible common equity	$17,628	$15,023	$20,685
Common shares outstanding, end of period	6,570,000	6,517,500	4,051,657
Tangible common book value per share	$2.68	$2.31	$5.11
*	Figures included in this reconciliation are preliminary estimates and subject to additional procedures, which we expect to complete after the completion of this offering. These additional procedures could result in material changes to our preliminary estimates.

RISK FACTORS

Investing in our common stock involves a significant degree of risk. You should carefully consider the following risk factors, in addition to the other information contained in this prospectus, including our consolidated financial statements and related notes, before deciding to invest in our common stock. Any of the following risks could have a material adverse effect on our business, financial condition, results of operations and future prospects. As a result, the trading price of our common stock could decline, and you could lose all or part of your investment. Some statements in this prospectus, including statements in the following risk factors section, constitute forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to Our Business

If we are unable to sell additional services and products to existing clients or attract new clients in a manner that is cost-effective and assures client success, we will not be able to grow our business, which could adversely affect our results of operations and financial condition.

In order to grow our business, we must continue to attract new clients in a cost-effective manner and enable these clients to realize the benefits associated with our products and services. Part of our strategic plan is to market our suite of financial services and products across the clients of our subsidiaries. We may not be able to attract clients from one of our subsidiaries to use another subsidiary for different financial services or products. This could be for a variety of reasons, including as a result of their continued use of our competitors and/or other impediments that hinder their ability to migrate to or adopt our financial products or services. If we are unable to entice existing clients to expand their use of our financial products and services, we may see an increase in our client acquisition costs which could have a material adverse effect on our business, results of operations and financial condition.

There are material limitations with making estimates of our combined financial results, use of combined financial results for Predecessor (defined below) and Successor (defined below), and use of interim period financial results.

On May 15, 2017, T Bancshares, or Predecessor, as the context requires, was acquired by T Acquisition, Inc., or the Company or Successor, as the context requires. We applied purchase accounting on such date. See Note 18 “Acquisition and Asset Purchase” in the audited financial statements of the Company, found elsewhere in this prospectus, for additional discussion regarding the acquisition, including purchase accounting adjustments.

The period from January 1, 2017 to May 15, 2017, or the Predecessor Period, relates to the Predecessor and the period from May 16, 2017 to September 30, 2017, or the Successor Period, relates to the Successor. In each case, the principal operating subsidiary of each of the Predecessor and Successor was the Bank, which operated without interruption both before and after the acquisition. Accordingly, to assist with the period-to-period comparison, we have combined these periods as a sum of the amounts without any other adjustments and refer to the combined period as the combined period ended September 30, 2017. Unless otherwise indicated, all results presented for the period ended September 30, 2017 represent the combined period ended September 30, 2017. This combination does not comply with GAAP or with the rules for pro forma presentation, but is used to make period to period comparisons more meaningful. Though we believe that combining the results for the Predecessor and Successor for the period ending September 30, 2017 provides a better basis to compare such results with those of the same period in 2018, there are inherent limitations and differences between the accounting treatment applied by the Predecessor and Successor. By way of example, the assets of the Predecessor were valued at “fair value” and thus adjusted by the Successor, as required by purchase accounting. With these adjustments, there were differences in the results from operations of the Successor, when compared to the Predecessor, including, without limitation, the amortization by the Successor of accretion from a deposit intangible. Further, the loan portfolio was valued by the Successor and the loan loss reserve eliminated, requiring the Successor to rebuild the loan loss reserve. There are significant other differences. Thus, our results from the combined Predecessor and Successor in 2017 may not necessarily be indicative of results to be expected by the Company in the future and future results may vary materially from those of the combined Predecessor and Successor in 2017.

Further, Tectonic has agreed to merge with and into T Acquisition prior to the consummation of the offering to which this prospectus relates. The merger has been approved by the board of directors of T Acquisition, the board of managers of the sole manager of Tectonic, the shareholders of T Acquisition and the unitholders of Tectonic. No regulatory approvals are required to be obtained in order to complete the merger, rather we will provide the Federal Reserve with an after-the-fact notice once the merger is complete. We have shown the combined results of operations and statement of financial condition for T Acquisition and Tectonic in the section of this prospectus entitled “Unaudited Pro Forma Consolidated Financial Information.” The combined results are unaudited and subject to a number of qualifications and assumptions. While we believe that this information is useful to a reader to understand the Company at the time of the closing of the offering, there can be no assurances that the Company will generate the results of operations indicated in the foregoing table and future results may vary materially from those set forth in the aforementioned table.

Finally, we have used unaudited interim financial statements and information for the periods ended September 30, 2017 and 2018 throughout this prospectus. In addition to combining the Predecessor and Successor’s financial statements for 2017, the interim financial statements for each of 2017 and 2018 have not been audited and thus differ from audited financial statements in that normal year-end adjustments, as required by GAAP, have not occurred, along with certain other adjustments. If such adjustments had been made as of the periods ended September 30, 2017 and 2018, such financial statements would differ from those set forth herein and such differences could be material.

We may not be able to implement aspects of our expansion strategy, which may adversely affect our ability to maintain our historical earnings trends.

We may not be able to sustain our growth at the rate we have enjoyed during the past several years. A downturn in local economic market conditions, particularly in the real estate market, a failure to attract and retain high performing personnel, heightened competition from other financial services providers, and an inability to attract additional deposits in a cost-effective manner and lending clients, among other factors, could limit our ability to grow as rapidly as we have in the past and as such may have a negative effect on our business, financial condition and results of operations. In addition, risks associated with failing to maintain effective financial and operational controls as we grow, such as maintaining appropriate loan underwriting procedures, determining adequate allowances and complying with regulatory accounting requirements, including increased loan losses, reduced earnings and potential regulatory penalties and restrictions on growth, all could have a negative effect on our business, financial condition and results of operations.

We will become subject to consolidated capital ratio requirements, and therefore have to hold additional capital, because we will no longer qualify as a small bank holding company as a result of the offering.

Prior to this offering, TAI qualified as a “small bank holding company.” This meant, among other things, that TAI was not subject to minimum consolidated capital requirements. Upon consummation of the merger, we will not qualify as a small bank holding company and must maintain certain minimum capital ratios on a consolidated basis with the Bank. As described further below, our failure to meet capital requirements could, among other things, affect client and investor confidence, our ability to grow, our costs of funds, our ability to pay dividends on common stock, our ability to make acquisitions, and adversely affect our business, results of operations and financial condition.

Combining TAI and Tectonic may be more difficult, costly or time-consuming than expected.

It is possible that the integration process following the merger could result in additional expenses, the loss of key employees, the disruption of each company’s ongoing business, diversion of management attention, or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with clients and employees or to achieve the anticipated benefits of the merger. As with any combination of institutions, there also may be disruptions that cause us to lose clients or cause clients to withdraw their deposits from the Bank. We may not be successful in overcoming these risks or other problems encountered in connection with potential acquisitions or other expansion activity. Our inability to overcome these risks could have an adverse effect on our ability to implement our business strategy and enhance shareholder value, which, in turn, could have a material adverse effect on our business, financial condition or results of operations.

New lines of business or new products and services may subject us to additional risks.

From time to time, we may implement or may acquire new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and new products and services, we may invest significant time and resources. We may not achieve target timetables for the introduction and development of new lines of business and new products or services and price and profitability targets may not prove feasible. External factors, such as regulatory compliance obligations, competitive alternatives, and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service. Furthermore, any new line of business and/or new product or service could have a significant impact on the effectiveness of our system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have a material adverse effect on our business, results of operations and financial condition.

Acquisitions may subject us to integration risks and other unknown risks.

Although we plan to continue to grow our business organically, we also intend to pursue acquisition opportunities that we believe complement our activities and have the ability to enhance our profitability and provide attractive risk-adjusted returns. Acquisitions involve inherent uncertainty and we cannot determine all potential events, facts and circumstances that could result in loss or increased costs. Our due diligence or risk mitigation efforts may not be sufficient to protect against any such loss or increased costs. Moreover, any acquisitions may require the approval of our bank regulators and we may not be able to obtain such approvals on acceptable terms, if at all.

In addition, certain events may arise after the date of an acquisition, or we may learn of certain facts, events or circumstances after the closing of an acquisition, that may affect our financial condition or performance or subject us to risk of loss. These events include, but are not limited to: retaining key employees and clients, achieving anticipated synergies, meeting expectations and otherwise realizing the undertaking’s anticipated benefits; litigation resulting from circumstances occurring at the acquired entity prior to the date of acquisition; loan downgrades and credit loss provisions resulting from underwriting of certain acquired loans determined not to meet our credit standards; personnel changes that cause instability within a department; and other events relating to the performance of our business.

Mergers and acquisitions frequently result in the recording of goodwill and other intangible assets, which are subject to potential impairments in the future and that could harm our financial results. In addition, if we finance acquisitions by issuing convertible debt or equity securities, our existing shareholders may be diluted, which could affect the market price of our common stock. As a result, if we fail to properly evaluate mergers, acquisitions or investments, we may not achieve the anticipated benefits of any such merger or acquisition, and we may incur costs in excess of what we anticipate. The failure to successfully evaluate and execute mergers, acquisitions or investments or otherwise adequately address these risks could materially harm our business, financial condition and results of operations.

Growth of our business could result in increased costs.

Our overall profitability would be negatively affected if investments and expenses associated with the growth of our business are not matched or exceeded by the revenue that is derived from such growth. Further, expanding existing and/or new business lines may involve recruiting and hiring new personnel. Hiring new personnel, especially professionals, is an inherently risky endeavor. The person needs to be a good fit within the organization, the person needs to be able to execute within the Company’s existing corporate structure (which may differ from his/her previous place of employment) and the person may need to attract his or her clients (and prospective clients) to the Company. If any of these (or other) factors do not occur, the Company may have to terminate such person’s employment and/or such person may leave the Company, which means that the cost of hiring, compensation paid and/or termination costs (including potential litigation) may impact the Company’s results of operations in a negative and adverse manner. In addition, such personnel may be employed by competitors, and the retention of such individuals may require us to enter into guaranteed compensation contracts for a period following commencement of employment. The compensation terms provided for in such contracts may be fixed in whole or in part. Any guaranteed compensation expenses that cannot be adjusted based on the success or profitability of the offices could reduce our operating margins. Expansion also creates a need for additional compliance, documentation, risk management and internal control procedures, and often involves the hiring of additional personnel to monitor such procedures. To the extent such procedures are not adequate to appropriately monitor any new or expanded business, we could be exposed to a material loss or regulatory sanction.

Significant revenues and profits are generated as a result of our relationship with Cain Watters, and a change in the relationship or decline in Cain Watters’ business could adversely affect us.

Cain Watters plays a meaningful role in referring trust and lending business to the Bank. In addition, Tectonic Advisors generates a substantial portion of its revenues and profits under a long-term contract to provide advisory and due diligence services to assist in the management of assets of clients of Cain Watters. Further, this agreement can be amended in the event of a sale or significant corporate event with Tectonic. In the event that the Cain Watters’ relationship does not continue (for whatever reason), such a change could have a material adverse effect on the profits and operations of the Company. See “Certain Relationships and Related Party Transactions–Other Transactions–Tectonic–Investment Advisory Agreement” and “Certain Relationships and Related Party Transactions–Other Transactions–Tectonic–Services Agreement.”

We believe that any material adverse effect on the business of Cain Watters could have a material adverse effect on the Company. Cain Watters’ business is primarily focused on dental practices. To the extent that the dental industry is disrupted or dental practices are adversely impacted, Cain Watters’ business may be adversely impacted as well. In addition, Cain Watters is subject to, and has periodically faced, business challenges associated with litigation over private placements conducted by affiliates between 2006-2009, which were negatively impacted by the financial crisis and subsequent collapse in the energy markets, and lower assets under management resulting from the market correction. Further, to the extent that clients suffer losses or poor performance on these or other investments, they may move their money from Cain Watters to another advisor, which could have a material adverse impact on Cain Watters and also the Company.

We depend on key personnel, and may have difficulty identifying, attracting and retaining necessary personnel, to execute our business strategy and successfully expand our operations.

We are reliant on key members of our senior management team. Though many are subject to employment agreements, the loss of any member of our senior management team could have a material adverse effect on the prospects of the Company.

We derive a substantial portion of our revenue from the efforts of our professional team, including financial advisors, brokers, loan officers and our SBA team. Therefore, our future success depends, in large part, on our ability to attract, recruit, and retain qualified financial services professionals. With the exception of certain members of senior management, none of our professionals are subject to employment agreements and are free to leave at any time. Demand for these professionals is high and their qualifications make them particularly mobile. These circumstances have led to escalating compensation packages in the industry. Up-front payments, increased payouts, and guaranteed contracts have made recruiting and retaining these professionals more difficult and can lead to departures by current professionals. From time to time we have experienced, and we may in the future experience, losses of SBA professionals, loan officers, financial advisors, brokers, sales and trading, and research professionals. Departures cause client defections due to close relationships between clients and such professionals. If we are unable to retain our key employees or attract, recruit, integrate, or retain other skilled professionals in the future, our business could suffer materially in the future.

Finally, certain of our executive officers, financial advisors and brokers and SBA loan production officers are either financially secure or, in some cases, beyond retirement age, for many Americans and do not have to work. Thus, these individuals are more susceptible to retirement. While we have succession plans in place, the loss of any key employee may have a material adverse effect on our business and prospects.

A decline in general business and economic conditions and any regulatory responses to such conditions could have a material adverse effect on our business, financial position, results of operations and growth prospects.

As a business operating in the bank and non-bank financial services industries, our business and operations are sensitive to general business and economic conditions in the United States, generally, and particularly the state of Texas. If the U.S. or Texas economies weaken, our growth and profitability from our lending, deposit and investment operations could be constrained. Unfavorable or uncertain economic and market conditions could lead to credit quality concerns related to borrower repayment ability and collateral protection as well as reduced demand for the products and services we offer. In addition, declines in the U.S. stock markets directly impact our Investment Services segment and also our trust assets. With any such declines, our assets under management and advisement and trust assets decline in value and clients are less apt to invest. Since our investment advisory revenues are based on assets, this leads to a decline in our Investment Services and trust revenues. In addition, even though our brokerage revenues are not based on assets, brokerage revenues may also be impacted by declines in the stock market because investors may be less inclined to trade stocks and/or bonds. Since our brokerage revenues are based on activity, we would likely see a decline in brokerage revenues as a result of stock market declines.

In recent years, there has been a gradual improvement in the U.S. economy and the economies of the states in which we operate, as evidenced by a rebound in the housing market, lower unemployment and higher valuations in the equities markets; however, economic growth has been uneven, and opinions vary on the strength and direction of the economy. Uncertainties also have arisen regarding the potential for a reversal or renegotiation of international trade agreements and the effect of the Tax Cuts and Jobs Act enacted in December 2017, or the 2017 Tax Act, and the impact such actions and other policies of the administration of President Donald Trump may have on economic and market conditions. In addition, concerns about the performance of international economies can impact the economy and financial markets here in the U.S. If the national, regional and local economies experience worsening economic conditions, including high levels of unemployment, our growth and profitability could be constrained. Weak economic conditions are characterized by, among other indicators, deflation, elevated levels of unemployment, fluctuations in debt and equity capital markets, increased delinquencies on commercial, mortgage and consumer loans, residential and commercial real estate, or CRE, price declines and lower home sales and commercial activity. All of these factors are generally detrimental to our business. Our business is significantly affected by monetary and other regulatory policies of the U.S. federal government, its agencies and government-sponsored entities. Changes in any of these policies are influenced by macroeconomic conditions and other factors that are beyond our control, are difficult to predict and could have a material adverse effect on our business, financial position, results of operations and growth prospects.

Our business is concentrated in, and dependent upon, the continued growth and welfare of our primary market, and adverse economic conditions in such market could negatively impact our operations and clients.

Although we provide services nationwide, our business is concentrated primarily in the state of Texas. Our success depends to a certain extent upon the business activity, population, income levels, employment trends, deposits and real estate activity in this primary market. Although our clients’ business and financial interests may extend beyond our primary market, adverse conditions that affect our primary market could reduce our growth rate, affect the ability of our clients to repay their loans, affect the value of collateral underlying our loans, affect our ability to attract deposits, affect the ability of our clients to make additional investments or cause such clients to withdraw their investments, affect the value of our assets under management and generally affect our business, financial condition, results of operations and future prospects. Due to our geographic concentration within our primary market, we may be less able than other larger regional or national financial institutions to diversify our credit risks across multiple markets.

We have a loan concentration related to the acquisition and financing of dental practices.

Loan concentrations are considered to exist when there are amounts loaned to a multiple number of borrowers engaged in similar activities that would cause them to be similarly impacted by economic or other conditions. As of September 30, 2018, our loan portfolio included $75.9 million of loans, approximately 33.3% of our total funded loans, to the dental industry, including practice acquisition loans, dental equipment loans, and dental facility loans. We had no charge-offs during 2017 and 2018 in our dental portfolio assets. We believe that these loans are conservatively underwritten to credit worthy borrowers and are diversified geographically. However, to the extent that there is a decline in the dental industry in general, we may incur significant losses in our loan portfolio as a result of this concentration.

A governmental shutdown or curtailment of government guaranteed loan programs could affect a segment of our business.

A major segment of our business consists of originating and periodically selling government guaranteed loans, in particular those guaranteed by the USDA and SBA. From time to time, the government agencies that guarantee these loans reach their internal limits and cease to guarantee loans. In addition, these agencies may change their rules for loans or Congress may adopt legislation that would have the effect of discontinuing or changing the loan programs. Non-governmental programs could replace government programs for some borrowers, but the terms might not be equally acceptable. Therefore, if these changes occur, the volume of loans to small businesses and industrial borrowers of the types that now qualify for government guaranteed loans could decline. Also, the profitability of these loans could decline. As the funding of the guaranteed portion of 7(a) loans has historically been a major portion of our business, a long-term decrease or discontinuation in the funding for the 7(a) loan program may have an unfavorable impact on our future performance and results of operations. In addition, any default by the U.S. government on its obligations or any prolonged government shutdown could, among other things, impede our ability to originate SBA or USDA loans or sell such loans in the secondary market, which could materially and adversely affect our business, financial condition and results of operations.

We face specific risks associated with retention of unguaranteed portions of SBA loans.

The Bank has historically sold a considerable portion of the guaranteed portion of its SBA loans within a short period of time of originating such loans. Upon sale, the Bank retains the unguaranteed portion of such loans. Given that the SBA requires that the Bank only make loans to borrowers that do not have access to conventional bank financing, the unguaranteed portion of these loans carry greater risk than traditional loans. As the Bank’s loan portfolio of the unguaranteed portion of SBA loans grows, its risk of loss due to defaults also grows. The Bank has a reserve for such unguaranteed portion of SBA loans. To the extent that this reserve is not adequate to cover losses, the Bank will suffer losses to its capital base and such losses could be material.

The success of our trust services is dependent upon market fluctuations and a non-diversified source for its growth.

We offer traditional fiduciary services such as serving as executor, trustee, agent, administrator or custodian for individuals, nonprofit organizations, employee benefit plans and organizations. As of September 30, 2018, the Bank had approximately $1.3 billion in trust assets. The level of assets under management is significantly impacted by the market value of the assets. To date, virtually all of the growth in our assets under management relates to one registered investment advisor, Cain Watters, who has advised its clients of the existence of our trust services. We have not compensated the registered investment advisor in any way for making its clients aware of our trust services and cannot assure you that the investment advisor will continue to notify its clients of our trust services or that those clients will open trust accounts at the Bank. In the event that the Cain Watters’ relationship does not continue (for whatever reason), such a change could have a material adverse effect on the profits and operations of the Company. See “Certain Relationships and Related Party Transactions–Other Transactions–TAI–Services Agreement.” In addition, we are subject to regulatory supervision with respect to these trust services that may restrain our growth and profitability.

We are subject to possible claims and litigation pertaining to fiduciary responsibility.

From time to time, clients could make claims and take legal action pertaining to our performance of our fiduciary responsibilities. Whether client claims and legal action related to our performance of our fiduciary responsibilities are founded or unfounded, if such claims and legal actions are not resolved in a manner favorable to us, they may result in significant financial liability and/or adversely affect our market perception of our products and services as well as impact client demand for those products and services. Any financial liability or reputational damage could have a material adverse effect on our business, which, in turn, could have a material adverse effect on our financial condition and results of operations.

Changes in interest rates could reduce our net interest margins and net interest income.

Our profitability is dependent to a large extent on our net interest income, which is the difference between interest income we earn as a result of interest paid to us on loans and investments and interest we pay to third parties such as our depositors and those from whom we borrow funds. As interest rates change, net interest income is affected.

Interest rates are highly sensitive to many factors that are beyond our control, including (among others) general and regional and local economic conditions, the monetary policies of the Board of Governors of the Federal Reserve System, or the Federal Reserve, bank regulatory requirements, competition from other banks and financial institutions and a change over time in the mix of our loans and investment securities, on the one hand, and on our deposits and other liabilities, on the other hand. Sustained low levels of market interest rates, as we have experienced during the past nine years, could continue to place downward pressure on our net interest margins and, therefore, on our earnings.

Our net interest margins and earnings also could be adversely affected if we are unable to adjust our interest rates on loans and deposits on a timely basis in response to changes in economic conditions or monetary policies. For example, if the rates of interest we pay on deposits, borrowings and other interest-bearing liabilities increase faster than we are able to increase the rates of interest we charge on loans or the yields we realize on investments and other interest-earning assets, our net interest income and, therefore, our earnings will decrease. Further, substantially higher interest rates generally reduce loan demand and may result in slower loan growth and have a negative impact on our results of operations by reducing the ability of borrowers to repay their current loan obligations. These circumstances could not only result in increased loan defaults, foreclosures and charge-offs, but also reduce collateral values and necessitate further increases to the allowance for loan losses, which could have a material adverse effect on our business, financial condition and results of operations.

Also, changes in interest rates might impact the values of equity and debt securities under management and administration, which may have a negative impact on fee income.

Liquidity risk could adversely affect our ability to fund operations and hurt our financial condition.

Liquidity is essential to our banking business, as we use cash to make loans and purchase investment securities and other interest-earning assets and to fund deposit withdrawals that occur in the ordinary course of our business. Our principal sources of liquidity include earnings, deposits, repayment by clients of loans we have made to them, and the proceeds from sales by us of our equity securities or from borrowings that we may obtain. Potential alternative sources of liquidity include the sale of loans, the acquisition of national market non-core deposits, the issuance of additional collateralized borrowings such as the Federal Home Loan Bank of Dallas, or FHLB, advances, access to the Federal Reserve discount window and the issuance of additional equity securities. If our ability to obtain funds from these sources becomes limited or the costs of those funds increase, whether due to factors that affect us specifically, including our financial performance, or due to factors that affect the financial services industry in general, including weakening economic conditions or negative views and expectations about the prospects for the financial services industry as a whole, then our ability to grow our banking and investment advisory and trust businesses would be harmed, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may not be able to maintain our deposit base or other funding sources.

Our principal sources of liquidity include earnings, deposits, repayment by clients of loans we have made to them, and the proceeds from sales by us of our equity securities or from borrowings that we may obtain. In addition, from time to time, we borrow from the FHLB. Our future growth will largely depend on our ability to maintain and grow our deposit base and our ability to retain our trust clients, who provide deposits. We may not be able to grow and maintain our deposit base. The account and deposit balances can decrease when clients perceive alternative investments, such as the stock market or real estate, as providing a better risk/return tradeoff. If clients, including our trust clients, move money out of bank deposits and into investments (or similar deposit products at other institutions that may provide a higher rate of return), we could lose a relatively low cost source of funds, increasing our funding costs and reducing our net interest income and net income. Additionally, any such loss of funds could result in lower loan originations, which could materially negatively impact our growth strategy and results of operations.

We depend on wholesale funding sources, which causes our cost of funds to be higher when compared to other financial institutions and poses future funding risks if placed under Prompt Corrective Action, or PCA, which may require us to liquidate loans.

We use certain non-core, wholesale funding sources, including the FHLB advances and quick rate certificates of deposits, or quick rate CDs. As of September 30, 2018, our use of such wholesale funding sources amounted to approximately $111.7 million or 47.3% of total funding. Although we expect to increase our efforts to reduce our reliance on non-core funding sources, we may not be able to increase our market share of core-deposit funding in our highly competitive market area. If we are unable to do so, we may be forced to increase the amounts of wholesale funding sources. The cost of these funds can be volatile and often exceed the cost of core deposits in our market area, which could have a material adverse effect on our net interest income margins. Wholesale funding is subject to certain practical limits such as the FHLB’s maximum borrowing capacity and our liquidity targets. Our maximum borrowing capacity from the FHLB is based on the amount of commercial loans and securities we can pledge. If we are unable to pledge sufficient collateral to secure funding from the FHLB, we may lose access to this source of liquidity that we have historically relied upon. Additionally, regulators might consider wholesale funding beyond certain points to be imprudent and might suggest that future asset growth be reduced or halted. If we are unable to access any of these types of funding sources or if our costs related to them increase, our liquidity and ability to support demand for loans could be materially adversely affected. Further, in the event that we are ever put under a PCA, our regulators would require us to cease using wholesale funding (quick rate CDs). If we were not able to replace such funding, we would have to liquidate loans, which may be at losses that would have a material adverse effect on our capital, our business and your investment in the Company.

We could suffer material credit losses if we do not appropriately manage our credit risk.

There are risks inherent in making any loan, including risks inherent in dealing with individual borrowers, risks of non-payment, risks resulting from uncertainties as to the future value of collateral and risks resulting from changes in economic and industry conditions. Changes in the economy can cause the assumptions that we made at origination to change and can cause borrowers to be unable to make payments on their loans, and significant changes in collateral values can cause us to be unable to collect the full value of loans we make. There is no assurance that our credit risk monitoring and loan approval procedures are or will be adequate or will reduce the inherent risks associated with lending. Our credit administration personnel and our policies and procedures may not adequately adapt to changes in economic or any other conditions affecting clients and the quality of our loan portfolio. Any failure to manage such credit risks may materially adversely affect our business, financial condition and results of operations.

Our levels of nonperforming assets could increase, which could adversely affect our results of operations and financial condition, and could result in losses in the future.

As of September 30, 2018, our nonperforming loans (which consist of non-accrual loans, loans past due 90 days or more and still accruing interest and loans modified under troubled debt restructurings that are not performing in accordance with their modified terms) totaled $2.4 million, of which $2.3 million is guaranteed by the SBA as to principal. We had no other real estate owned at September 30, 2018. However, our nonperforming assets may continue to remain at low levels and we may experience increases in nonperforming assets in the future. Our nonperforming assets adversely affect our net income in various ways. We do not record interest income on non-accrual loans or other real estate owned, thereby adversely affecting our net interest income, net income and returns on assets and equity, and our loan administration costs increase, which together with reduced interest income adversely affects our efficiency ratio. When we take collateral in foreclosure and similar proceedings, we are required to mark the collateral to its then-fair market value and estimate disposition costs, which may result in a loss. These nonperforming loans and other real estate owned also increase our risk profile and the level of capital our regulators believe is appropriate for us to maintain in light of such risks. The resolution of nonperforming assets requires significant time commitments from management and can be detrimental to the performance of their other responsibilities. Further, since many of our loans are located outside of our primary market area, collecting delinquent loans would be more difficult for our staff relative to our competitors. If we experience increases in nonperforming loans and nonperforming assets, our net interest income may be negatively impacted and our loan administration costs could increase, each of which could have an adverse effect on our net income and related ratios, such as returns on assets and equity.

Our allowance for loan losses may not be sufficient to absorb actual losses.

Experience in the banking industry indicates that a portion of our loans in all categories of our lending business will become delinquent, and some may only be partially repaid or may never be repaid at all. Our methodology for establishing the adequacy of the allowance for loan losses depends on subjective application of risk grades as indicators of borrowers’ ability to repay. Deterioration in general economic conditions and unforeseen risks affecting clients may have an adverse effect on borrowers’ capacity to repay timely their obligations before risk grades could reflect those changing conditions. In times of improving credit quality, with growth in our loan portfolio, the allowance for loan losses may decrease as a percent of total loans. Changes in economic and market conditions may increase the risk that the allowance would become inadequate if borrowers experience economic and other conditions adverse to their businesses. Maintaining the adequacy of our allowance for loan losses may require that we make significant and unanticipated increases in our provisions for loan losses, which could materially affect our results of operations and capital adequacy. Recognizing that many of our loans individually represent a significant percentage of our total allowance for loan losses, adverse collection experience in a relatively small number of loans could require an increase in our allowance.

Federal regulators, as an integral part of their respective supervisory functions, periodically review our allowance for loan losses. The regulatory agencies may require us to change classifications or grades on loans, increase the allowance for loan losses with large provisions for loan losses and recognize further loan charge-offs based upon their judgments, which may be different from ours. Any increase in the allowance for loan losses required by these regulatory agencies could have a negative effect on our results of operations and financial condition.

A new accounting standard will result in a significant change in how we recognize credit losses and may result in material increases to our allowance for loan losses.

The Financial Accounting Standards Board, or FASB has adopted a new accounting standard referred to as Current Expected Credit Loss for ALLL, or CECL. CECL was promulgated in 2016 and currently scheduled to take effect for SEC registrants, which would include the Bank, in 2020 and all other banks in 2021. This standard will require financial institutions to determine periodic estimates of lifetime expected credit losses on loans at the time of origination or purchase and recognize the expected credit losses as allowances for loan losses. This will change the current method of providing allowances for loan losses that are probable, which would likely require us to increase our allowance for loan losses on our existing loan portfolio and increase the reserve as we originate and/or purchase loans in the future. In determining expected loan losses in accordance with CECL, we will have to greatly increase the types of data we would need to collect and review to determine the appropriate level of the allowance for loan losses. In anticipation of the adoption of CECL, we have incurred, and will likely continue to incur, significant additional expense to comply with the new standard. In addition and more significantly, we believe that CECL, if implemented as currently promulgated, would result in a significantly greater reserve than we currently have in our ALLL, which will negatively impact our capital position and thus our Tier 1 leverage ratio and other capital ratios and may require us to raise additional capital. Further, to the extent that CECL requires us to book a greater reserve on future loan originations and/or purchases, our earnings will decline and our ability to build further capital will be reduced. Management is currently evaluating the extent of the impact of these changes to our financial position and results of operations and intends to run the CECL model parallel to its current methodology during 2019 in preparation for the implementation of the standard on January 1, 2020. If we are required to materially increase our level of allowance for loan losses for any reason, such increase could materially and adversely affect our capital position and our ability to generate new loans and, accordingly, our business, financial condition and results of operations.

Our legal lending limits may impair our ability to attract borrowers and ability to compete with larger financial institutions.

Our per client lending limit at September 30, 2018 was approximately $4.3 million. Accordingly, the size of loans which we can offer to potential clients is less than the size which many of our competitors with larger lending limits are able to offer. This limit has affected and will continue to affect our ability to seek relationships with larger businesses in our market area. We accommodate loans in excess of our lending limit through the sale of portions of such loans to other banks. However, we may not be successful in attracting or maintaining clients seeking larger loans or in selling portions of such larger loans on terms that are favorable to us.

The level of our commercial real estate loan portfolio may subject us to heightened regulatory scrutiny.

The banking regulators have promulgated joint guidance on sound risk management practices for financial institutions with concentrations in commercial real estate lending. Under the guidance, a financial institution that is actively involved in commercial real estate lending should perform a risk assessment to identify potential concentrations in commercial real estate lending. A financial institution may have such a concentration if, among other factors: (i) total outstanding loans for construction, land development, and other land represent 100% or more of total risk-based capital, or CRE 1 Concentration; or (ii) total outstanding loans for construction, land development and other land and loans secured by multifamily and non-owner occupied non-farm, non-residential properties (excluding loans secured by owner-occupied properties) represent 300% or more of total risk-based capital, or CRE 2 Concentration, and the institution’s commercial real estate loan portfolio has increased by 50% or more during the prior 36-month period. In such an instance, management should employ heightened risk management practices, including board and management oversight and strategic planning, development of underwriting standards, risk assessment and monitoring through market analysis and stress testing. As of September 30, 2018, our CRE 1 Concentration level was 58.9% and our CRE 2 Concentration level was 193.7%. We may, at some point, be considered to have a concentration in the future, or our risk management practices may be found to be deficient, which could result in increased reserves and capital costs as well as potential regulatory enforcement action.

The small- to medium-sized businesses that we lend to may have fewer resources to weather adverse business conditions, which may impair their ability to repay a loan, and such impairment could adversely affect our results of operations and financial condition.

Our business development and marketing strategies primarily serve the banking and financial services needs of small- to medium-sized businesses. These businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities, frequently have smaller market shares than their competition, may be more vulnerable to economic downturns, often need substantial additional capital to expand or compete and may experience substantial volatility in operating results, any of which may impair a borrower’s ability to repay a loan. In addition, the success of a small- to medium-sized business often depends on the management skills, talents and efforts of one or two people or a small group of people, and the death, disability or resignation of one or more of these people could have a material adverse impact on the business and its ability to repay its loans. If general economic conditions negatively impact Texas or the specific markets in which we operate and small- to medium-sized businesses are adversely affected or our borrowers are otherwise affected by adverse business conditions, our business, financial condition and results of operations could be adversely affected.

Certain of our loans are not secured by property but dependent on the earning capacity of the borrower.

Certain of our loans are not collateralized or fully collateralized by tangible property, but are made on the basis of the cash flow (earnings) being generated by the borrower. These include, without limitation, certain loans to dentists to either buy out another dentist in a dental practice and/or to buy into a dental practice or to purchase or establish a dental practice. In this case, the borrower may be the dentist and/or the dental practice, neither of which may have sufficient tangible assets (cash, marketable securities, real estate or other tangible assets) to fully secure or even secure a portion of the loan being made. Rather, we look to the earning power and capacity of the dentist and/or dental practice as the primary source of repayment of the loan. In the event that the dentist or dental practice’s earning power is insufficient to service or repay the loan, the additional collateral is usually insufficient to cover the outstanding loan balance, in which case we lose substantially all of the loan balance. In the event that these loans default at a high rate, we will likely recover very little from the underlying collateral, in which case the Bank could suffer significant losses and you could lose some or all of your investment in your common stock.

The Company’s use of appraisals in deciding whether to make a loan on or secured by real property does not ensure the value of the real property collateral.

In considering whether to make a loan secured by real property, we generally require an appraisal of the property. However, an appraisal is only an estimate of the value of the property at the time the appraisal is made, and an error in fact or judgment could adversely affect the reliability of an appraisal. In addition, events occurring after the initial appraisal may cause the value of the real estate to decrease. As a result of any of these factors, the value of collateral backing a loan may be less than supposed, and if a default occurs, we may not recover the outstanding balance of the loan.

Our securities portfolio is subject to risk of loss; the fair value of our investment securities can fluctuate due to factors outside of our control.

As of September 30, 2018, the fair value of our investment securities portfolio was $19.2 million. The Bank invests a portion of its assets in U.S. Treasuries, U.S. government agencies, mortgage-backed securities, direct obligations of quasi government agencies including Fannie Mae, Freddie Mac, and the FHLB, and federal funds sold. In addition, the Bank may make investments in certain municipal or state obligations or securities that it believes have a similar risk profile thereto, or Other Securities. Other Securities include, among other things, securities issued pursuant to Property Assessed Clean Energy programs. These programs are created by state and local municipalities to finance energy efficiency upgrades or renewable energy installations for residential, commercial and industrial property owners. Investments in instruments other than U.S. Treasuries carry a degree of risk, including risk of default, market fluctuations and lack of liquidity.

Factors beyond our control can significantly influence and cause adverse changes to occur in the fair values of securities in that portfolio. These factors include, but are not limited to, rating agency actions in respect of the investment securities in our portfolio, defaults by the issuers of such securities, concerns with respect to the enforceability of the payment or other key terms of such securities, changes in market interest rates, continued instability in the capital markets and lack of liquidity or marketability. Any of these factors, as well as others, could cause other-than-temporary impairments and realized or unrealized losses in future periods and declines in other comprehensive income, which could materially and adversely affect our business, results of operations, financial condition and prospects. In addition, the process for determining whether an impairment of a security is other-than-temporary usually requires complex, subjective judgments, which could subsequently prove to have been wrong, regarding the future financial performance and liquidity of the issuer of the security, the fair value of any collateral underlying the security and whether and the extent to which the principal of and interest on the security will ultimately be paid in accordance with its payment terms. Further, any loss from any such Other Securities or any other securities in our portfolio would negatively impact the capital of the Bank and such impact could be material.

Fee revenue will represent a significant portion of our consolidated revenue and is subject to decline, among other things, in the event of a reduction in, or changes to, the level or type of investment activity by our clients and market declines.

As a result of the merger, a significant portion of our revenue will result from fee-based services related to investment advisory, trust services, insurance and brokerage activities. This contrasts with many commercial banks that may rely more heavily on interest-based sources of revenue, such as loans. For the nine months ended September 30, 2018, pro forma consolidated non-interest income represented approximately 63.0% of our pro forma consolidated gross revenue (which is net interest income plus non-interest income). The level of these fees is influenced by several factors, including the mix and volume of our assets under custody and administration and our assets under management, market declines (which reduce asset values), the value and type of securities positions held (with respect to assets under custody) and the volume of portfolio transactions, and the types of products and services used by our clients.

In addition, our combined clients will include private investors, defined benefit and contribution plans, institutional investors, such as mutual funds, collective investment funds, hedge funds and other investment pools, and investment managers. Economic, market or other factors that reduce the level or rates of savings in or with those institutions, either through reductions in financial asset valuations or through changes in investor preferences, could materially reduce our fee revenue or have a material adverse effect on our consolidated results of operations. These clients also, by their nature, are often able to exert pricing pressure, and this, combined with strong competitive forces in the markets for our services, has resulted in, and may continue to result in, significant pressure to reduce the fees we charge for our services in both our asset servicing and asset management business lines.

The business operations of Sanders Morris may face limitations due to net capital requirements.

As a registered broker-dealer, Sanders Morris is subject to the net capital rules administered by the SEC and FINRA. These rules, which specify minimum net capital requirements for registered broker-dealers and FINRA members, are designed to assure that broker-dealers maintain adequate net capital in relation to their liabilities and the size of their client’s business. These requirements have the effect of requiring that a substantial portion of a broker-dealer’s assets be kept in cash or highly liquid investments. Failure to maintain the required net capital may subject a firm to suspension or revocation of its registration by the SEC and suspension or expulsion by FINRA and other regulatory bodies. Compliance with these net capital rules could limit operations that require extensive capital, such as underwriting or trading activities.

These net capital rules could also restrict our ability to withdraw capital in situations where Sanders Morris has more than the minimum required capital. We may be limited in our ability to pay dividends, implement our strategies, pay interest or repay principal on our debt, and redeem or repurchase our outstanding common stock. In addition, a change in these net capital rules or new rules affecting the scope, coverage, calculation, or amount of the net capital requirements, or a significant operating loss or significant charge against net capital, could have similar effects.

The wealth management, trust and brokerage business is highly competitive. If we are not able to compete successfully against current and future competitors, our business, financial condition, and results of operations will be adversely affected.

The wealth management, trust and brokerage business is highly competitive, and we expect it to remain so. We compete directly with many other national and regional full service financial services firms, banks, insurance companies, asset management and advisory firms, and, to a lesser extent, with on-line and discount brokers. We also compete for wealth management services with commercial banks, private trust companies, sponsors of mutual funds, financial planning firms, venture capital, private equity and hedge funds, and other wealth managers. Moreover, we compete with ETFs that generally track passive investing strategies and charge lower management fees than active strategies, which may affect both the profitability of asset managers, on whose success we in part depend, and the perceived value of our investment services regarding ETFs. A continued lessening of investor interest in actively managed equity funds could decrease demand for and/or pricing on our investment services.

We are a small firm. Many of our competitors have more personnel and financial resources than we do. Larger competitors are able to advertise their products and services on a national or regional basis and may have a greater number and variety of products and distribution outlets for their products, larger client bases, and greater name recognition. These larger and better capitalized competitors may be better able to respond to changes in the wealth management and institutional services industries, to finance acquisitions, to fund internal growth, and to compete for market share generally.

Increased competition may result in pricing pressures, reduced revenue and loss of market share. Further, as a strategic response to changes in the competitive environment, we may from time to time make certain pricing, service, or marketing decisions or acquisitions that also could materially and adversely affect our business and results of operations. In addition, new technologies and the expansion of existing technologies may increase competitive pressures on us. The growth of online wealth management tools that provide automated, algorithm-based portfolio management advice, sometimes called robo-advice, may further accelerate the adoption of passively managed portfolios and reduce demand for and/or pricing on our investment services. Consequently, we may not be able to compete successfully against current and future competitors. If we are unable to compete effectively, our business, financial condition, and results of operations will be adversely affected.

Underperformance by our investments, in either relative or absolute terms, may reduce the profitability of our wealth management and advisory business.

Investment performance is one of the most important factors in retaining existing clients and competing for new wealth management business. Underperformance by our investments could reduce our revenue and impair our growth in a number of ways:

•	existing clients may withdraw funds from our wealth management business in favor of better performing products;
•	asset-based advisory fees could decline as a result of a decrease in the value of assets under management;
•	our ability to attract funds from existing and new clients might diminish;
•	firms with which we have business relationships may terminate their relationships with us; and
•	our wealth managers and investment advisors may depart, whether to join a competitor or otherwise.

Even when market conditions are generally favorable, our investment performance may be adversely affected by the investment style of our asset managers and the particular investments that they make. To the extent our investment style, security selection or investment results underperform other investment styles, selections or results, in either relative or absolute terms, the revenue and profitability of our wealth management business will likely be reduced and our ability to retain and attract new clients and funds will likely be impaired.

Our wealth management business is subject to reputational risk.

Our wealth management business derives the majority of its revenue from noninterest income. Success in this business is highly dependent on reputation. Our ability to attract wealth management clients is highly dependent upon external perceptions of this business’ level of service, trustworthiness, business practices and financial condition. Negative perceptions or publicity regarding these matters could damage the business’ and our reputation among existing clients, which could make it difficult for our wealth management line of business to attract new clients and maintain existing ones. Adverse developments with respect to the financial services industry or our operation may also negatively impact our reputation, or result in greater regulatory or legislative scrutiny or litigation against us. Although we monitor developments for areas of potential risk to the lines of business and our reputation and brand, negative perceptions or publicity could materially and adversely impact both our revenue and net income.

Standard investment management contracts we have with our clients are terminable without cause and on relatively short notice by our clients, which makes us vulnerable to short-term declines in the performance of the securities under our management.

Like most investment advisory and wealth management businesses, the investment advisory contracts we have with our clients are typically terminable by the client without cause upon less than 30 days’ notice. As a result, even short-term declines in the performance of the securities we manage, which can result from factors outside our control, such as adverse changes in market or economic condition or the poor performance of some of the investments we have recommended to our clients, could lead some of our clients to move assets under our management to other asset classes such as broad index funds or treasury securities, or to investment advisors which have investment product offerings or investment strategies different than ours. Therefore, our operating results are heavily dependent on the financial performance of our investment portfolios and the investment strategies we employ in our investment advisory businesses and even short-term declines in the performance of the investment portfolios we manage for our clients, whatever the cause, could result in a decline in assets under management and a corresponding decline in investment management fees, which would adversely affect our results of operations.

We continue to experience pricing pressures in areas of our business which may impair our future revenue and profitability.

We continue to experience pricing pressures on investment advisory fees, as well as trading margins and commissions in fixed income and equity trading. In the fixed income market, regulatory requirements have resulted in greater price transparency, leading to price competition and decreased trading margins. In the equity market, we experience pricing pressure from institutional clients to reduce commissions, partially due to the industry trend toward unbundling fees related to research and execution. Our trading margins have been further compressed by the use of electronic and direct market access trading, which has created additional competitive pressure. In addition, we face pricing pressures in our advisory business, which has seen new entrants compete for clients on the basis of price. We believe that price competition and pricing pressures in these and other areas will continue as investors continue to reduce the amounts they are willing to pay, including by reducing the number of advisory and brokerage firms they use, and some of our competitors seek to obtain market share by reducing advisory fees, commissions or margins.

We face strong competition from other insurance agencies, which may adversely affect our operations and financial condition.

The insurance industry is highly competitive and has, historically, been characterized by periods of significant price competition, alternating with periods of greater pricing discipline during which competitors focus on other factors, including service, experience, the strength of agent and policyholder relationships, reputation, speed and accuracy of claims payment, perceived financial strength, ratings, scope of business, commissions paid and policy and contract terms and conditions. Our insurance business competes with many other insurers, including large national companies that have greater financial, marketing and management resources than HWG. Many of these competitors also have better ratings and market recognition than our insurance business.

In addition, a number of new, proposed or potential industry developments also could increase competition in HWG’s industry. These developments include changes in practices and other effects caused by the Internet (including direct marketing campaigns by HWG’s competitors in established and new geographic markets), which have led to greater competition in the insurance business and increased expectations for customer service. These developments could prevent our insurance business from expanding its book of business.

Our insurance business also faces competition from new entrants into the insurance market. New entrants do not have historic claims or losses to address and, therefore, may be able to price policies on a basis that is not favorable to our insurance business. New competition could reduce the demand for HWG’s insurance products, which could have a material adverse effect on our financial condition and results of operations.

A failure to appropriately identify and address potential conflicts of interest could adversely affect our businesses.

Due to the scope of our businesses and our client base, we regularly address potential conflicts of interest, including situations where our services to a particular client or our own investments or other interests conflict, or are perceived to conflict, with the interests of another client, as well as situations where one or more of our businesses have access to material non-public information that may not be shared with other businesses within the firm and situations where we may be a creditor of an entity with which we also have an advisory or other relationship. In addition, our status as a bank holding company subjects us to heightened regulation and increased regulatory scrutiny by the Federal Reserve with respect to transactions between our entities that are or could be viewed as affiliates of ours and, under the Volcker Rule, transactions between our subsidiaries (including Sanders Morris and Tectonic Advisors) and certain covered funds.

We may incur significant losses due to ineffective risk management processes and strategies.

We seek to monitor and control our risk exposures through a risk and control framework encompassing a variety of separate but complementary financial, credit, operational and compliance systems, and internal control and management review processes. However, those systems and review processes and the judgments that accompany their application may not be effective and, as a result, we may not anticipate every economic and financial outcome in all market environments or the specifics and timing of such outcomes, particularly in the event of the kinds of dislocations in market conditions experienced in recent years, which highlight the limitations inherent in using historical data to manage risk. If those systems and review processes prove to be ineffective in identifying and managing risks, we could be subjected to increased regulatory scrutiny and regulatory restrictions could be imposed on our business, including on our potential future business lines, as a result of which our business and operating results could be adversely affected.

If we fail to maintain effective internal control over financial reporting, we may not be able to report our financial results accurately and timely, in which case our business may be harmed, investors may lose confidence in the accuracy and completeness of our financial reports, we could be subject to regulatory penalties and the price of our common stock may decline.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for evaluating and reporting on that system of internal control. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. As a public company, we will be required to comply with the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and other rules that govern public companies. In particular, we will be required to certify our compliance with Section 404(a) of the Sarbanes-Oxley Act beginning with our second annual report on Form 10-K, which will require us to furnish annually a report by management on the effectiveness of our internal control over financial reporting. In addition, unless we remain an emerging growth company and elect additional transitional relief available to emerging growth companies, our independent registered public accounting firm may be required to report on the effectiveness of our internal control over financial reporting beginning as of that second annual report on Form 10-K.

We will continue to periodically test and update, as necessary, our internal control systems, including our financial reporting controls. Our actions, however, may not be sufficient to result in an effective internal control environment. In particular, we may not be able to maintain effective internal control over segment reporting, which we have implemented as a result of the merger. Any future failure to maintain effective internal control over financial reporting could impair the reliability of our financial statements which in turn could harm our business, impair investor confidence in the accuracy and completeness of our financial reports and our access to the capital markets, cause the price of our common stock to decline and subject us to regulatory penalties and litigation.

We are required to make significant estimates and assumptions in the preparation of our financial statements and our estimates and assumptions may not be accurate.

The preparation of our consolidated financial statements in conformity with GAAP requires our management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of income and expense during the reporting periods. The processes the Company uses to estimate its probable loan losses and to measure the fair value of financial instruments, as well as the processes used to estimate the effects of changing interest rates and other market measures on the company’s financial condition and results of operations, depends upon the use of analytical and forecasting models. These models reflect assumptions that may not be accurate, particularly in times of market stress or other unforeseen circumstances. Even if these assumptions are adequate, the models may prove to be inadequate or inaccurate because of other flaws in their design or their implementation. If the models the Company uses for interest rate risk and asset-liability management are inadequate, the Company may incur increased or unexpected losses upon changes in market interest rates or other market measures. If the models the Company uses for determining its probable loan losses are inadequate, the allowance for loan losses may not be sufficient to support future charge-offs. If the models the Company uses to measure the fair value of financial instruments are inadequate, the fair value of such financial instruments may fluctuate unexpectedly or may not accurately reflect what the Company could realize upon sale or settlement of such financial instruments. Any such failure in the Company’s analytical or forecasting models could have a material adverse effect on the Company’s business, financial condition and results of operations.

We may be required to recognize a significant charge to earnings if our goodwill or other intangible assets become impaired.

Goodwill and purchased intangible assets with indefinite lives are not amortized, but are reviewed for impairment annually and more frequently when events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. We assess the recoverability of the unamortized balance of our finite-lived intangible assets when indicators of potential impairment are present. Factors that may indicate that the carrying value of our goodwill or other intangible assets may not be recoverable include a decline in our stock price and market capitalization and slower growth rates in our industry. We will continue to evaluate the carrying value of our goodwill and other intangible assets. The recognition of a significant charge to earnings in our consolidated financial statements resulting from any impairment of our goodwill or other intangible assets could materially adversely impact our business, financial condition and results of operations.

We may elect or be compelled to seek additional capital, but that capital may not be available or it may be dilutive.

Our ability to raise capital in the future, if needed, will depend on conditions in the capital markets, which are outside our control, and on our financial performance. Accordingly, we cannot be assured of our ability to raise capital when needed, on favorable terms or at all. If we cannot raise additional capital when needed, we will be subject to increased regulatory supervision and the imposition of restrictions on our growth and business. These outcomes could negatively impact our ability to operate or further expand our operations through acquisitions and may result in increases in operating expenses and reductions in revenues that could have a material adverse effect on our financial condition and results of operations. In addition, in order to raise additional capital, we may need to issue shares of our common stock that would dilute the book value of our common stock and reduce our shareholders’ percentage ownership interest to the extent they do not participate in future offerings. Also, if we are unable to raise additional capital, we may be required to take alterative actions which may include the sale of income-producing assets to meet our capital requirements, which could have an adverse impact on our results of operations and ability to generate income.

The soundness of other financial institutions could adversely affect us.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. We have exposure to many different counterparties and we routinely execute transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds, and other institutional clients. As a result, defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, could lead to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions. Many of these transactions expose us to credit risk in the event of default of our counterparty or client. In addition, our credit risk may be exacerbated when the collateral held by us cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the receivable due us. Any such losses could be material and could materially and adversely affect our business, financial condition, and results of operations.

In addition, we do not provide custodial services for our clients. Instead, client investment accounts are maintained under custodial arrangements with large, well established securities brokerage firms or bank institutions that provide custodial services, or, collectively, custodial firms, either directly or through arrangements made by us with those firms. As a result, the performance of, or even rumors or questions about the integrity or performance of, any of those custodial firms could adversely affect the confidence of our clients in the services provided by those firms or otherwise adversely impact their custodial holdings. Such an occurrence could negatively impact our ability to retain existing or attract new clients and, as a result, could have a material adverse effect on our business, financial condition, results of operations and prospects.

We face intense competition from larger banks and financial institutions that could hurt our business.

We conduct our business operations in markets where the banking business is highly competitive and is dominated by large multi-state and in-state banks with operations and offices covering wide geographic areas. We also compete with other financial service businesses, including investment advisory and wealth management firms, mutual fund companies, financial technology companies, and securities brokerage and investment banking firms that offer competitive banking and financial products and services as well as products and services that we do not offer. Larger banks and many of those other financial service organizations have greater financial and marketing resources than we do that enable them to conduct extensive advertising campaigns and to shift resources to regions or activities of greater potential profitability. They also have substantially more capital and higher lending limits than we do, which enable them to attract larger clients and offer financial products and services that we are unable to offer, putting us at a disadvantage in competing with them for loans and deposits and investment management clients. If we are unable to compete effectively with those banking or other financial services businesses, we could find it more difficult to attract new and retain existing clients and our net interest margins, net interest income and investment management fees could decline, which could materially adversely affect our business, results of operations and prospects, and could cause us to incur losses in the future.

We continually encounter technological change, and we may have fewer resources than many of our competitors to invest in technological improvements.

The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve clients and to reduce costs. Our future success will depend, in part, upon our ability to address the needs of our clients by using technology to provide products and services that will satisfy client demands for convenience, as well as to create additional efficiencies in our operations. Many national vendors provide turn-key services that allow smaller banks to compete with institutions that have substantially greater resources to invest in technological improvements. However, these technology services many not be as sophisticated or adoptable as some of our larger competitors and we may be subject to long-term contracts that impede our ability to change vendors to adapt to a changing technology marketplace. Thus, we may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our clients.

We depend on third party systems, so a systems failure could significantly disrupt our business. These and other operational risks may disrupt our business, result in regulatory action against us, or limit our growth.

Our business depends highly on our ability to process, on a daily basis, a large number of transactions across numerous and diverse markets, and the transactions we process have become increasingly complex. Consequently, we rely heavily on our communications and financial, accounting, and other data processing systems, including systems provided by our clearing brokers and service providers. We face operational risk arising from mistakes made in the confirmation or settlement of transactions or from transactions not being properly recorded, evaluated, or accounted.

If any of these systems do not operate properly or are disabled, we could suffer financial loss, a disruption of our business, liability to clients, regulatory intervention, or reputational damage. Any failure or interruption of our systems, the systems of our clearing brokers or custodians, or third party trading systems could cause delays or other problems in our securities trading activities, which could have a material adverse effect on our operating results. In addition, our clearing brokers and custodians provide our principal disaster recovery system. We cannot provide assurance that we or our clearing brokers or custodians will not suffer any systems failures or interruption, including ones caused by earthquake, fire, other natural disasters, power or telecommunications failure, act of God, act of war, terrorism, or otherwise, or that our or our clearing brokers’ back-up procedures and capabilities in the event of any such failure or interruption will be adequate. The inability of our or our clearing brokers’ or custodians’ systems to accommodate an increasing volume of transactions could also constrain our ability to expand our business.

The occurrence of fraudulent activity, breaches of our information security, and cybersecurity attacks could adversely affect our ability to conduct our business, manage our exposure to risk or expand our businesses, result in the disclosure or misuse of confidential or proprietary information, increase our costs to maintain and update our operational and security systems and infrastructure, and adversely impact our results of operations, liquidity and financial condition, as well as cause legal or reputational harm.

As a financial institution, we are susceptible to fraudulent activity, information security breaches and cybersecurity-related incidents that may be committed against us, our clients, or third parties with whom we interact and that may result in financial losses or increased costs to us or our clients, disclosure or misuse of confidential information belonging to us or personal or confidential information belonging to our clients, misappropriation of assets, litigation, or damage to our reputation. The financial services industry has seen increases in electronic fraudulent activity, hacking, security breaches, sophisticated social engineering and cyber-attacks, including in the commercial banking sector, as cyber-criminals have been targeting commercial bank and brokerage accounts on an increasing basis.

Our business is highly dependent on the security and efficacy of our infrastructure, computer and data management systems, as well as those of third parties with whom we interact or on whom we rely. Our business relies on the secure processing, transmission, storage and retrieval of confidential, proprietary and other information in our computer and data management systems and networks, and in the computer and data management systems and networks of third parties. In addition, to access our network, products and services, our clients and other third parties may use personal mobile devices or computing devices that are outside of our network environment and are subject to their own cybersecurity risks. All of these factors increase our risks related to cyber-threats and electronic disruptions.

In addition to well-known risks related to fraudulent activity, which take many forms, such as check “kiting” or fraud, wire fraud, and other dishonest acts, information security breaches and cybersecurity-related incidents have become a material risk in the financial services industry. These threats may include fraudulent or unauthorized access to data processing or data storage systems used by us or by our clients, electronic identity theft, “phishing,” account takeover, denial or degradation of service attacks, and malware or other cyber-attacks. These electronic viruses or malicious code are typically designed to, among other things:

•	obtain unauthorized access to confidential information belonging to us or our clients;
•	manipulate or destroy data;
•	disrupt, sabotage or degrade service on a financial institution’s systems; or
•	steal money.

In recent periods, several governmental agencies and large corporations, including financial service organizations and retail companies, have suffered major data breaches, in some cases exposing not only their confidential and proprietary corporate information, but also sensitive financial and other personal information of their clients and their employees or other third parties, and subjecting those agencies and corporations to potential fraudulent activity and their clients, employees and other third parties to identity theft and fraudulent activity in their credit card and banking accounts. Therefore, security breaches and cyber-attacks can cause significant increases in operating costs, including the costs of compensating clients for any resulting losses they may incur and the costs and capital expenditures required to correct the deficiencies in and strengthen the security of data processing and storage systems.

Unfortunately, it is not always possible to anticipate, detect, or recognize these threats to our systems, or to implement effective preventative measures against all breaches, whether those breaches are malicious or accidental. Cybersecurity risks for banking organizations have significantly increased in recent years and have been difficult to detect before they occur due to the following, among other reasons:

•	the proliferation of new technologies, and the use of the Internet and telecommunications technologies to conduct financial transactions;

•	these threats arise from numerous sources, not all of which are in our control, including among others human error, fraud or malice on the part of employees or third parties, accidental technological failure, electrical or telecommunication outages, failures of computer servers or other damage to our property or assets, natural disasters or severe weather conditions, health emergencies or pandemics, or outbreaks of hostilities or terrorist acts;
•	the techniques used in cyber-attacks change frequently and may not be recognized until launched or until well after the breach has occurred;
•	the increased sophistication and activities of organized crime groups, hackers, terrorist organizations, hostile foreign governments, disgruntled employees or vendors, activists and other external parties, including those involved in corporate espionage;
•	the vulnerability of systems to third parties seeking to gain access to such systems either directly or using equipment or security passwords belonging to employees, clients, third-party service providers or other users of our systems; and
•	our frequent transmission of sensitive information to, and storage of such information by, third parties, including our vendors and regulators, and possible weaknesses that go undetected in our data systems notwithstanding the testing we conduct of those systems.

Although to date we have not experienced any losses or other material consequences relating to technology failure, cyber-attacks or other information, we may suffer such losses or other consequences in the future. While we invest in systems and processes that are designed to detect and prevent security breaches and cyber-attacks and we conduct periodic tests of our security systems and processes, we may not succeed in anticipating or adequately protecting against or preventing all security breaches and cyber-attacks from occurring. Even the most advanced internal control environment may be vulnerable to compromise. Targeted social engineering attacks are becoming more sophisticated and are extremely difficult to prevent. Additionally, the existence of cyber-attacks or security breaches at third parties with access to our data, such as vendors, may not be disclosed to us in a timely manner. While we had insurance against losses related to cyber insurance as of the date of this prospectus, we may not be able to insure against losses related to cyber-threats in the future and our insurance may not insure against all possible losses. As cyber-threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities or incidents.

As is the case with non-electronic fraudulent activity, cyber-attacks or other information or security breaches, whether directed at us or third parties, may result in a material loss or have material consequences. Furthermore, the public perception that a cyber-attack on our systems has been successful, whether or not this perception is correct, may damage our reputation with clients and third parties with whom we do business. A successful penetration or circumvention of system security could cause us negative consequences, including loss of clients and business opportunities, disruption to our operations and business, misappropriation or destruction of our confidential information and/or that of our clients, or damage to our clients’ and/or third parties’ computers or systems, and could expose us to additional regulatory scrutiny and result in a violation of applicable privacy laws and other laws, litigation exposure, regulatory fines, penalties or intervention, loss of confidence in our security measures, reputational damage, reimbursement or other compensatory costs, additional compliance costs, and could adversely impact our results of operations, liquidity and financial condition.

We rely on client and counterparty information, which subjects us to risks if that information is not accurate or is incomplete.

When deciding whether to extend credit or enter into other transactions with clients or counterparties, we may rely on information provided by or on behalf of those clients and counterparties, including audited financial statements and other financial information. We may also rely on representations made by clients and counterparties that the information they provide is accurate and complete. We conduct appropriate due diligence on such client information and, where practical and economical, we engage valuation and other experts or sources of information to assist with assessing collateral and other client risks. Our financial results could be adversely affected if the financial statements, collateral value or other financial information provided by clients or counterparties are incorrect.

A natural disaster could harm our business.

Historically, Texas, in which a substantial portion of our business is located, has been susceptible to natural disasters, such as hurricanes (particularly in Houston), flooding and tornadoes. The nature and level of natural disasters cannot be predicted. These natural disasters could harm our operations through interference with communications, including the interruption or loss of our computer systems, which could prevent or impede us from gathering deposits, originating loans and processing and controlling our flow of business, as well as through the destruction of facilities and our operational, financial and management information systems. Additionally, natural disasters could negatively impact the values of collateral securing our borrowers’ loans and interrupt our borrowers’ abilities to conduct their business in a manner to support their debt obligations, either of which could result in losses and increased provisions for loan losses for us.

The costs and effects of litigation, investigations or similar matters, or adverse facts and developments related thereto, could materially affect our business, operating results and financial condition.

We may be involved from time to time in a variety of litigation, investigations or similar matters arising out of our business. It is inherently difficult to assess the outcome of these matters, and we may not prevail in proceedings or litigation. Our insurance may not cover all claims that may be asserted against us and indemnification rights to which we are entitled may not be honored, and any claims asserted against us, regardless of merit or eventual outcome, may harm our reputation. Should the ultimate judgments or settlements in any litigation or investigation significantly exceed our insurance coverage, they could have a material adverse effect on our business, financial condition and results of operations. In addition, premiums for insurance covering the financial and banking sectors are rising. We may not be able to obtain appropriate types or levels of insurance in the future, nor may we be able to obtain adequate replacement policies with acceptable terms or at historic rates, if at all.

The Company is subject to environmental risks associated with owning real estate or collateral.

The cost of cleaning up or paying damages and penalties associated with environmental problems could increase the Company’s operating expenses and result in a decline in the underlying collateral. When a borrower defaults on a loan secured by real property, the Company may purchase the property in foreclosure or accept a deed to the property surrendered by the borrower. The Company may also take over the management of commercial properties whose owners have defaulted on loans. The Company also owns and leases premises where banking and other facilities are located. While the Company’s lending, foreclosure and facilities policies and guidelines are intended to exclude properties with an unreasonable risk of contamination, hazardous substances could exist on some of the properties that the Company may own, acquire, manage or occupy. Environmental laws could force the Company to clean up the properties at the Company’s expense. It may cost much more to clean a property than the property is worth and it may be difficult or impossible to sell contaminated properties. The Company could also be liable for pollution generated by a borrower’s operations if the Company takes a role in managing those operations after a default.

Risks Related to Our Regulatory Environment

We are subject to extensive government regulation and supervision, which could constrain our growth and profitability.

The Company is subject to extensive federal and state regulation and supervision, including regulation and supervision by the Federal Reserve, the FDIC and the Office of the Comptroller of the Currency, or the OCC. Banking regulations are primarily intended to protect depositors’ funds, federal deposit insurance funds and the banking system as a whole, not the interests of shareholders. These regulations affect the Company’s lending practices, capital structure, investment practices, dividend policy and growth, among other things. Federal and state statutes and related regulations, including tax policy and corporate governance rules, can significantly affect the way in which bank holding companies, and public companies in general, conduct business.

Current and past economic conditions, particularly in the financial markets, have resulted in government regulatory agencies and political bodies placing increased focus and scrutiny on the financial services industry. For example, the Dodd-Frank and Wall Street Consumer Protection Act, or the Dodd-Frank Act, significantly changed the regulation of financial institutions and the financial services industry. In addition, new proposals for legislation continue to be introduced in the U.S. Congress that could further substantially increase regulation of the financial services industry, impose restrictions on the operations and general ability of firms within the industry to conduct business consistent with historical practices, including in the areas of compensation, interest rates, financial product offerings and disclosures, and have an effect on bankruptcy proceedings with respect to consumer residential real estate mortgages, among other things. Federal and state regulatory agencies also frequently adopt changes to their regulations or change the manner in which existing regulations are applied. President Donald Trump issued an executive order directing the review of existing financial regulations. The Trump administration has also indicated in public statements that the Dodd-Frank Act will be under scrutiny and that some of its provisions and the rules promulgated thereunder may be revised, repealed or amended. In May 2018, Congress passed the Economic Growth, Regulatory Relief and Consumer Protection Act, or S. 2155, that provides for certain regulatory relief for community banks, including mortgage lending relief, treatment of reciprocal deposits and capital simplification.

Certain aspects of current or proposed regulatory or legislative changes, including laws applicable to the financial industry and federal and state taxation, if enacted or adopted, may impact the profitability of our business activities, require more oversight or change certain of our business practices, including the ability to offer new products, obtain financing, attract deposits, make loans and achieve satisfactory interest spreads, and could expose us to additional costs, including increased compliance costs. These changes also may require us to invest significant management attention and resources to make any necessary changes to operations to comply, and could have a material adverse effect on our business, financial condition and results of operations. In addition, any proposed legislative or regulatory changes, including those that could benefit our business, financial condition and results of operations, may not occur on the timeframe that is proposed, or at all, which could result in additional uncertainty for our business.

Finally, the 2017 Tax Act enacted in the fourth quarter of 2017 may impact the profitability of our business activities, require more oversight or change certain of our business practices, and could expose us to additional costs, including increased compliance costs. The 2017 Tax Act could negatively impact our clients because it lowers the existing caps on mortgage interest deductions and limits the state and local tax deductions. These changes could make it more difficult for borrowers to make their loan payments, and could also negatively impact the housing market, which could adversely affect our business and loan growth.

See “Supervision and Regulation” for additional information regarding the supervisory and regulatory issues facing the Company.

The Bank is, and after the offering we will be, subject to stringent capital requirements that may limit our operations and potential growth.

The Bank is, and after the merger and this offering we will be, subject to various regulatory capital requirements. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on our financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of our assets, liabilities and certain off-balance sheet commitments as calculated under these regulations. The failure to meet the established capital requirements under the prompt corrective action framework could result in one or more of our regulators placing limitations or conditions on our activities, including our growth initiatives, or restricting the commencement of new activities, and such failure could subject us to a variety of enforcement remedies available to the federal regulatory authorities, including limiting our ability to pay dividends, issuing a directive to increase our capital and terminating the Bank’s FDIC deposit insurance. FDIC deposit insurance is critical to the continued operation of the Bank. In addition, an inability to meet the capital requirements under the Basel III regulatory capital reforms, or Basel III, would prevent us from being able to pay certain discretionary bonuses to our executive officers and dividends to our shareholders.

Many factors affect the calculation of our risk-based assets and our ability to maintain the level of capital required to achieve acceptable capital ratios. For example, changes in risk weightings of assets relative to capital and other factors may combine to increase the amount of risk-weighted assets in the Tier 1 risk-based capital ratio and the total risk-based capital ratio. Any increases in our risk-weighted assets will require a corresponding increase in our capital to maintain the applicable ratios. In addition, recognized loan losses in excess of amounts reserved for such losses, loan impairments and other factors will decrease our capital, thereby reducing the level of the applicable ratios.

As described further in the “Supervision and Regulation” section of this prospectus, the federal banking regulators released a proposed rulemaking on November 21, 2018 that would, if enacted, provide certain banks and their holding companies with the option to elect out of complying with the Basel III capital requirements. The Company will continue to monitor this rulemaking. If and when the rulemaking goes into effect, the Company and the Bank will consider whether it would be possible and advantageous at that time to elect out of complying with the Basel III capital requirements and elect into complying with the community bank leverage ratio framework. In any case, the PCA framework would still apply to the Bank.

Our failure to remain well-capitalized for bank regulatory purposes, either under the Basel III regime or the community bank leverage ratio framework, could affect client and investor confidence, our ability to grow, our costs of funds, our ability to pay competitive rates to attract and retain deposits, FDIC insurance costs, our ability to pay dividends on common stock, our ability to make acquisitions, and our business, results of operations and financial condition. In addition, if we cease to be a well-capitalized institution for bank regulatory purposes, the interest rates that we pay on deposits and our ability to accept brokered deposits may be restricted.

Federal banking agencies periodically conduct examinations of our banking business, including compliance with laws and regulations, and our failure to comply with any supervisory actions which we are, or may become, subject to as a result of such examinations may adversely affect us.

The OCC, the Federal Reserve and the FDIC may conduct examinations of our business, including for compliance with applicable laws and regulations. As a result of an examination, regulatory agencies may determine that the financial condition, capital resources, asset quality, asset concentrations, earnings prospects, management, liquidity, sensitivity to market risk, or other aspects of any of our operations are unsatisfactory, or that we or our management are in violation of any law, regulation or guideline in effect from time to time. Regulatory agencies may take a number of different remedial actions, including the power to enjoin “unsafe or unsound” practices, to require affirmative actions to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in our capital, to restrict our growth, to change the composition of our concentrations in portfolio or balance sheet assets, to assess civil monetary penalties against officers or directors, to remove officers and directors and, if such conditions cannot be corrected or there is an imminent risk of loss to depositors, the FDIC may terminate our deposit insurance. A regulatory action against us could have a material adverse effect on our business, results of operations, financial condition and prospects.

We are subject to numerous laws designed to protect consumers, including the Community Reinvestment Act of 1977, or the CRA, and fair lending laws, and failure to comply with these laws could lead to a wide variety of sanctions.

The CRA, the Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations impose nondiscriminatory lending requirements on financial institutions. The Department of Justice, the Consumer Financial Protection Bureau, or the CFPB, and other federal agencies are responsible for enforcing these laws and regulations. A successful regulatory challenge to an institution’s performance under the CRA or fair lending laws and regulations could result in a wide variety of sanctions, including damages and civil money penalties, injunctive relief, restrictions on mergers and acquisitions activity, restrictions on expansion, and restrictions on entering new business lines. Private parties may also have the ability to challenge an institution’s performance under fair lending laws in private class action litigation. Any such actions could have a material adverse effect on our business, financial condition, results of operations and prospects.

We face a risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations.

The Bank Secrecy Act, Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act, or the USA PATRIOT Act, and other laws and regulations require financial institutions, among other duties, to institute and maintain effective anti-money laundering programs and file suspicious activity and currency transaction reports as appropriate. The federal Financial Crimes Enforcement Network, established by the U.S. Treasury to administer the Bank Secrecy Act, is authorized to impose significant civil money penalties for violations of those requirements and has recently engaged in coordinated enforcement efforts with the individual federal banking regulators, as well as the U.S. Department of Justice, Drug Enforcement Administration and Internal Revenue Service, or the IRS. There is also increased scrutiny of compliance with the sanctions rules enforced by the Office of Foreign Assets Control, or OFAC. If our policies, procedures and systems are deemed deficient or the policies, procedures and systems of any financial institutions that we may acquire in the future are deemed deficient, we could be subject to liability, including fines and regulatory actions such as restrictions on our ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of our business plan, which could negatively impact our business, financial condition and results of operations. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us. Any of these results could materially and adversely affect our business, financial condition, results of operations and prospects.

Sanders Morris and Tectonic Advisors are subject to substantial regulation. If we fail to comply with applicable requirements, our business will be adversely affected.

Tectonic Advisors and Sanders Morris are subject to extensive regulation under both federal and state laws. Sanders Morris is registered as a broker-dealer with the SEC and FINRA; Tectonic Advisors and Sanders Morris are registered with the SEC as investment advisors. The SEC is the federal agency responsible for the administration of federal securities laws. In addition, self-regulatory organizations, or SROs, principally FINRA and the securities exchanges, are actively involved in the regulation of broker-dealers. Tectonic Advisors and Sanders Morris are also subject to regulation by state securities commissions in those states in which we do business. The principal purpose of regulation and discipline of broker-dealers is the protection of clients and the securities markets rather than protection of creditors and shareholders of broker-dealers. Broker-dealers are subject to regulations that cover all aspects of the securities business, including sales methods, trade practices among broker-dealers, use and safekeeping of clients’ funds and securities, capital structure of securities firms, record-keeping, and the conduct of directors, officers, and employees.

As investment advisors, Sanders Morris and Tectonic Advisors are subject to the Investment Advisers Act of 1940, as amended, or the Advisers Act. The Advisers Act imposes numerous obligations on registered investment advisers, including fiduciary, record keeping, operational and disclosure obligations. Moreover, the Advisers Act grants broad administrative powers to regulatory agencies such as the SEC to regulate investment advisory businesses. Sanders Morris and Tectonic Advisors are also subject to the provisions and regulations of the Employee Retirement Income Security Act of 1974, as amended, or ERISA, to the extent that they act as a “fiduciary” under ERISA with respect to certain of their clients. ERISA and the applicable provisions of the federal tax laws impose a number of duties on persons who are fiduciaries under ERISA and prohibit certain transactions involving the assets of each ERISA plan which is a client, as well as certain transactions by the fiduciaries (and certain other related parties) to such plans. Additionally, like other investment advisory and broker-dealer companies, Sanders Morris and Tectonic Advisors face the risks of lawsuits by clients. The outcome of regulatory proceedings and lawsuits is uncertain and difficult to predict. An adverse resolution of any regulatory proceeding or lawsuit could result in substantial costs or reputational harm to Sanders Morris or Tectonic Advisors and, therefore, could have an adverse effect on the ability to retain key relationship and wealth managers, and to retain existing clients or attract new clients, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Sanders Morris is subject to periodic examinations by the SEC and FINRA and Tectonic by the SEC. In these examinations, personnel from FINRA or the SEC (as applicable) make a visit to the office(s) of Sanders Morris or Tectonic and review the files, business practices and personnel. These reviews are often based on a pre-examination checklist or areas of interest, often based on the risks associated with Sanders Morris’s or Tectonic’s business. The examiners consult with their home office and, at the end of the examination, often issue a letter setting forth areas requiring attention. However, under certain circumstances, a poor examination or a violation brought to the SEC’s or FINRA’s attention can result in an administrative proceeding.

The SEC, FINRA, and state securities commissions may conduct administrative proceedings that can result in:

•	censure, fines, or civil penalties;
•	issuance of cease-and-desist orders;
•	deregistration, suspension, or expulsion of a broker-dealer or investment advisor;
•	suspension or disqualification of the broker-dealer’s officers or employees;

•	prohibition against engaging in certain lines of business; and
•	other adverse consequences.

The imposition of any penalties or orders on us could have a material adverse effect on our business, financial condition, and results of operations. The investment banking and brokerage industries have recently come under scrutiny at both the state and federal levels, and the cost of compliance and the potential liability for noncompliance has increased as a result.

Our ability to comply with laws and regulations relating to our financial services businesses depends in large part upon maintaining a system to monitor compliance and our ability to attract and retain qualified compliance personnel. Although we believe we are in material compliance with all applicable laws and regulations, we may not be able to comply in the future. Any noncompliance could have a material adverse effect on our business, financial condition, and results of operations.

Regulations relating to privacy, information security and data protection could increase our costs, affect or limit how we collect and use personal information and adversely affect our business opportunities.

We are subject to various privacy, information security and data protection laws, including requirements concerning security breach notification, and we could be negatively impacted by these laws. For example, our business is subject to the Gramm-Leach-Bliley Act which, among other things: (i) imposes certain limitations on our ability to share non-public personal information about our clients with non-affiliated third parties; (ii) requires that we provide certain disclosures to clients about our information collection, sharing and security practices and afford clients the right to “opt out” of any information sharing by us with non-affiliated third parties (with certain exceptions); and (iii) requires we develop, implement and maintain a written comprehensive information security program containing safeguards appropriate based on our size and complexity, the nature and scope of our activities, and the sensitivity of client information we process, as well as plans for responding to data security breaches. Various state and federal banking regulators and states and foreign countries have also enacted data security breach notification requirements with varying levels of individual, consumer, regulatory or law enforcement notification in certain circumstances in the event of a security breach. Moreover, legislators and regulators in the United States and other countries are increasingly adopting or revising privacy, information security and data protection laws that potentially could have a significant impact on our current and planned privacy, data protection and information security-related practices, our collection, use, sharing, retention and safeguarding of consumer or employee information, and some of our current or planned business activities. This could also increase our costs of compliance and business operations and could reduce income from certain business initiatives. This includes increased privacy-related enforcement activity at the federal level, by the Federal Trade Commission, as well as at the state level, such as with regard to mobile applications.

Compliance with current or future privacy, data protection and information security laws (including those regarding security breach notification) affecting client or employee data to which we are subject could result in higher compliance and technology costs and could restrict our ability to provide certain products and services, which could have a material adverse effect on our business, financial condition or results of operations. Our failure to comply with privacy, data protection and information security laws could result in potentially significant regulatory or governmental investigations or actions, litigation, fines, sanctions and damage to our reputation, which could have a material adverse effect on our business, financial condition or results of operations.

We can be subject to legal and regulatory proceedings, investigations and inquiries related to conduct risk.

U.S. authorities have been increasingly focused on “conduct risk,” a term that is used to describe the risks associated with behavior by employees and agents, including third-party vendors, that could harm clients, consumers, investors or the markets, such as failures to safeguard consumers’ and investors’ personal information, failures to identify and manage conflicts of interest and improperly creating, selling and marketing products and services. In addition to increasing compliance risks, this focus on conduct risk could lead to more regulatory or other enforcement proceedings and litigation, including for practices which historically were acceptable but are now receiving greater scrutiny. Further, while we take numerous steps to prevent and detect conduct by employees and agents that could potentially harm clients, investors or the markets, such behavior may not always be deterred or prevented. Banking regulators have also focused on the overall culture of financial services firms. In addition to regulatory restrictions or structural changes that could result from perceived deficiencies in our culture, such focus could also lead to additional regulatory proceedings.

Risks Related to an Investment in our Common Stock

There is currently no regular market for our common stock. An active, liquid market for our common stock may not develop or be sustained upon completion of this offering, which may impair your ability to sell your shares.

Our common stock is not currently traded on an established public trading market. As a result, there is no regular market for our common stock. We contemplate that we will list our common stock on the NASDAQ Global Select Market, but an active, liquid trading market for our common stock may not develop or be sustained following this offering. A public trading market having the desired characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace and independent decisions of willing buyers and sellers of our common stock, over which we have no control. In addition, more than 50% of our outstanding shares will be restricted from trading for a period of 180 days after the date of this prospectus, resulting in a limited number of our shares available to be traded in the public market. Without an active, liquid trading market for our common stock, shareholders may not be able to sell their shares at the volume, prices and times desired. Moreover, the lack of an established market could materially and adversely affect the value of our common stock. The market price of our common stock could decline significantly due to actual or anticipated issuances or sales of our common stock in the future.

The market price of our common stock may be subject to substantial fluctuations, which may make it difficult for you to sell your shares at the volume, prices and times desired.

The market price of our common stock may be highly volatile, which may make it difficult for you to resell your shares at the volume, prices and times desired. There are many factors that may affect the market price and trading volume of our common stock, including, without limitation:

•	actual or anticipated fluctuations in our operating results, financial condition or asset quality;
•	changes in economic or business conditions;
•	the effects of, and changes in, trade, monetary and fiscal policies, including the interest rate policies of the Federal Reserve;
•	recommendations by securities analysts;
•	operating and stock price performance of companies that investors deemed comparable to us;
•	additional or anticipated sales of our common stock or other securities by us or our existing shareholders;
•	additions or departures of key personnel;
•	perceptions in the marketplace regarding our competitors or us;
•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving our competitors or us;
•	other economic, competitive, governmental, regulatory and technological factors affecting our operations, pricing, products and services; and
•	other news, announcements or disclosures (whether by us or others) related to us, our competitors, our primary markets or the financial services industry.

The stock market and, in particular, the market for financial institution stocks have experienced substantial fluctuations in recent years, which in many cases have been unrelated to the operating performance and prospects of particular companies. In addition, significant fluctuations in the trading volume in our common stock may cause significant price variations to occur. Increased market volatility may materially and adversely affect the market price of our common stock, which could make it difficult to sell your shares at the volume, prices and times desired.

We have broad discretion in the use of the net proceeds to us from this offering, and our use of these proceeds may not yield a favorable return on your investment.

We intend to use the net proceeds to us from this offering to repay indebtedness, support the Bank’s capital position, finance potential strategic acquisitions to the extent such opportunities arise and for other general corporate purposes. We intend to use $2.0 million of the net proceeds from this offering to repay in full the outstanding balance on our line of credit with a correspondent bank. We have not specifically allocated the amount of net proceeds to us that will be used for the other purposes and our management will have broad discretion over how these proceeds are used and could spend these proceeds in ways with which you may not agree. In addition, we may not use the net proceeds to us from this offering effectively or in a manner that increases our market value or enhances our profitability. We have not established a timetable for the effective deployment of the net proceeds to us, and we cannot predict how long it will take to deploy these proceeds. Investing the net proceeds to us in securities until we are able to deploy these proceeds will provide lower yields than we generally earn on loans, which may have an adverse effect on our profitability.

Investors in this offering will experience immediate and substantial dilution.

The initial public offering price is substantially higher than the tangible book value per share of our common stock immediately following this offering. Therefore, if you purchase shares in this offering, you will experience immediate and substantial dilution in tangible book value per share in relation to the price that you paid for your shares. We expect the dilution to new investors as a result of this offering to be $       per share, based on an assumed initial public offering price of $       per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and our pro forma tangible book value of $       per share as of September 30, 2018. Accordingly, if we were liquidated at our pro forma tangible book value, you would not receive the full amount of your investment. See “Dilution.”

We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our common stock, which could depress the price of our common stock.

Our amended and restated certificate of formation (as amended and restated and in effect prior to the completion of this offering), or certificate of formation, authorizes us to issue up to one million shares of one or more series of preferred stock. Our board of directors has the authority to determine the preferences, limitations and relative rights of shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our shareholders. Our preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of our common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discourage bids for our common stock at a premium over the market price and materially adversely affect the market price and the voting and other rights of the holders of our common stock.

We may issue new debt securities, which would be senior to our common stock and may cause the market price of our common stock to decline.

In the future, we may increase our capital resources by making additional offerings of debt or equity securities, which may include senior or additional subordinated notes, classes of preferred shares or common shares. Holders of our common stock are not entitled to preemptive rights or other protections against dilution. If issued, debt securities would have a preference on liquidating distributions and a preference on interest payments that could limit our ability to make a distribution to the holders of our common stock. Future issuances of debt securities, or the perception that such issuances and sales could occur, may also cause prevailing market prices for our common stock to decline and may adversely affect our ability to raise additional capital in the financial markets at times and prices favorable to us.

Outstanding preferred stock and indebtedness of the Company’s subsidiaries could reduce the net income available to common shareholders and our earnings per share of common stock.

Certain of the Company’s subsidiaries have significant debt. In particular, T Bancshares has $8.0 million aggregate principal amount of subordinated notes due 2027 and $4.0 million aggregate principal amount of subordinated notes due 2028 as of September 30, 2018. In addition, T Bancshares has a $2.0 million bank stock loan. The cost of this debt service consumes a portion of the Bank’s earnings and such debt is secured by a pledge of 100% of the stock in the Bank. In addition, Tectonic Advisors has $8.0 million of subordinated debt, which carries a 10% coupon, that is anticipated to be converted into shares of T Acquisition preferred stock just prior to the merger and this offering. This preferred stock, along with T Bancshares’ debt, will require significant payments from the operating income of the Company, on a consolidated basis. To the extent that these payments consume a significant portion, if not all, of the Company’s operating income, such payments will limit the ability of the Company to pay dividends on the common stock and/or limit the Company’s growth plans. The Company’s right to participate in any distribution of assets of any of its subsidiaries upon the subsidiary’s liquidation or otherwise, and thus the ability of the Company’s common shareholders to benefit indirectly from such distribution, will be subject to the prior claims of creditors of that subsidiary. As a result, holders of the Company’s common stock will be effectively subordinated to all existing and future liabilities and obligations of its subsidiaries, including claims of depositors, holders of the subordinated debt and bank stock loan of T Bancshares and holders of the preferred stock of Tectonic Advisors. Further, the terms of this preferred stock and indebtedness could significantly limit the ability of the Company to execute its strategic plan, make acquisitions or undertake future endeavors. Any default on this debt could result in a complete loss of your investment in the common stock.

Our dividend policy may change without notice, and our future ability to pay dividends is subject to restrictions.

Holders of our common stock are entitled to receive only such cash dividends as our board of directors may declare out of funds legally available for such payments. Any declaration and payment of dividends on our common stock will depend upon our earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, our ability to service any equity or debt obligations senior to our common stock and other factors deemed relevant by our board of directors. Furthermore, consistent with our strategic plans, growth initiatives, capital availability, projected liquidity needs and other factors, we have made, and will continue to make, capital management decisions and policies that could adversely affect the amount of dividends, if any, paid to our common shareholders.

The Federal Reserve has indicated that bank holding companies should carefully review their dividend policy in relation to the organization’s overall asset quality, current and prospective earnings and level, composition and quality of capital. The guidance provides that we inform and consult with the Federal Reserve prior to declaring and paying a dividend that exceeds earnings for the period for which the dividend is being paid or that could result in an adverse change to our capital structure, including interest on any debt obligations. If required payments on our debt obligations are not made, or dividends on any preferred stock we may issue are not paid, we will be prohibited from paying dividends on our common stock.

In addition, the Company is a separate and distinct legal entity from its subsidiaries. It receives substantially all of its revenue from dividends paid by its subsidiaries. These dividends are the principal source of funds to pay dividends on our common stock and interest and principal on our debt. Various federal and/or state laws and regulations limit the amount of dividends that our bank and nonbank subsidiaries may pay to the Company. In the event our subsidiaries are unable to pay dividends to the Company, the Company may not be able to service debt or pay dividends on the Company’s common stock. The inability to receive dividends from our subsidiaries could have a material adverse effect on the Company’s business, financial condition, results of operations and liquidity.

Securities analysts may not initiate or continue coverage on us.

The trading market for our common stock will depend, in part, on the research and reports that securities analysts publish about us and our business. We do not have any control over these securities analysts, and they may not cover us. If one or more of these analysts cease to cover us or fail to publish regular reports on us, we could lose visibility in the financial markets, which could cause the price or trading volume of our common stock to decline. If we are covered by securities analysts and are the subject of an unfavorable report, the price of our common stock may decline.

Our management and board of directors have significant control over our business.

As of September 30, 2018, our directors, executive officers and affiliates (including partners of Cain Watters) beneficially owned an aggregate of 5,169,029 shares, or approximately 78.68% of our outstanding shares of common stock. Following the completion of this offering, our directors, executive officers and affiliates will beneficially own approximately       % of our outstanding common stock as a group (or       % if the underwriters exercise in full their option to purchase additional shares), excluding any shares that may be purchased in this offering by our directors and executive officers through the directed share program described in

“Underwriting-Directed Share Program.” Consequently, our management and board of directors may be able to significantly affect our affairs and policies, including the outcome of the election of directors and the potential outcome of other matters submitted to a vote of our shareholders, such as mergers, the sale of substantially all of our assets and other extraordinary corporate matters. This influence may also have the effect of delaying or preventing changes of control or changes in management or limiting the ability of our other shareholders to approve transactions that they may deem to be in the best interests of our Company. The interests of these insiders could conflict with the interests of our other shareholders, including you.

We will be a “controlled company” within the meaning of the rules of NASDAQ following this offering, and we will qualify for exemptions from certain corporate governance requirements. As a result, you may not have the same protections afforded to shareholders of companies that are subject to such requirements.

Upon completion of this offering, we will continue to be a “controlled company” under NASDAQ’s corporate governance listing standards, meaning that more than 50% of the voting power for the election of our board of directors will be held by a single person, entity or group. As a controlled company, we would be exempt from the obligation to comply with certain corporate governance requirements, including the requirements:

•	that a majority of our board of directors consists of “independent directors,” as defined under NASDAQ rules;
•	that director nominations are selected, or recommended for the board of directors’ selection, by either (i) the independent directors constituting a majority of the board of directors’ independent directors in a vote in which only independent directors participate, or (ii) a nominating and corporate governance committee that is composed entirely of independent directors; and
•	that we have a compensation committee that is composed entirely of independent directors.

We intend to avail ourselves of certain of these other exemptions for as long as we remain a “controlled company.” Accordingly, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of NASDAQ’s corporate governance requirements, which could make our stock less attractive to investors or otherwise harm our stock price.

We are controlled by the Majority Shareholders, whose interests may not coincide with yours and with whose decisions you may disagree.

The Majority Shareholders currently own more than 50% of our outstanding shares of common stock. So long as the Majority Shareholders continue to control more than 50% of our outstanding shares of common stock, they will have the ability, if they vote in the same manner, to determine the outcome of certain matters requiring shareholder approval, including the election of directors and amendments to our certificate of formation, bylaws and other corporate governance documents. In addition, this concentration of ownership may delay or prevent a change in control of our Company and make some transactions more difficult or impossible without the support of the Majority Shareholders. In any of these matters, the interests of the Majority Shareholders may differ from or conflict with our interests as a company or the interests of other shareholders. Accordingly, the Majority Shareholders could influence us to enter into transactions or agreements that other shareholders would not approve or make decisions with which other shareholders may disagree.

Our corporate organizational documents and provisions of federal and state law to which we are subject contain certain provisions that could have an anti-takeover effect and may delay, make more difficult or prevent an attempted acquisition that you may favor or an attempted replacement of our board of directors or management.

Our certificate of formation and our bylaws (each as amended and restated and in effect prior to the completion of this offering) may have an anti-takeover effect and may delay, discourage or prevent an attempted acquisition or change of control or a replacement of our incumbent board of directors or management. Our governing documents include provisions that:

•	empower our board of directors, without shareholder approval, to issue our preferred stock, the terms of which, including voting power, are to be set by our board of directors;
•	eliminate cumulative voting in elections of directors;

•	subject to certain exceptions, permit our board of directors to alter, amend or repeal our amended and restated bylaws or to adopt new bylaws;
•	require shareholders that wish to bring business before annual or special meetings of shareholders, or to nominate candidates for election as directors at our annual meeting of shareholders, to provide timely notice of their intent in writing; and
•	enable our board of directors to increase, between annual meetings, the number of persons serving as directors and to fill the vacancies created as a result of the increase by a majority vote of the directors present at a meeting of directors at which there is a quorum.

Banking laws also impose notice, approval, and ongoing regulatory requirements on any shareholder or other party that seeks to acquire direct or indirect “control” of an FDIC-insured depository institution or its holding company. These laws include the Bank Holding Company Act of 1956, as amended, or the BHC Act, and the Change in Bank Control Act, or the CBCA. These laws could delay or prevent an acquisition.

Furthermore, our bylaws provide that the state or federal courts located in Dallas County, Texas, the county in which the city of Dallas is located, will be the exclusive forum for: (i) any actual or purported derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of fiduciary duty by any of our current or former directors or officers; (iii) any action asserting a claim against us or our current or former directors or officers arising pursuant to the Texas Business Organizations Code, or the TBOC, our certificate of formation, or our bylaws; or (iv) any action asserting a claim against us or our current or former officers or directors that is governed by the internal affairs doctrine, in each case subject to said courts having personal jurisdiction over the indispensable parties named as defendants therein. Any person purchasing or otherwise acquiring any interest in any shares of our capital stock will be deemed to have notice of and to have consented to this provision of our certificate of formation. The exclusive forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits. Alternatively, if a court were to find the exclusive forum provision to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

The obligations associated with being a public company will require significant resources and management attention, which will increase our costs of operations and may divert focus from our business operations.

We expect to incur substantial legal, accounting, administrative and other costs and expenses related to operating as a public company that we have not incurred as a private company, and these costs may be higher when we no longer qualify as an “emerging growth company,” as defined in the JOBS Act. After the completion of this offering, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, which requires that we file annual, quarterly and current reports with respect to our business and financial condition and proxy and other information statements, and the rules and regulations implemented by the SEC, the Sarbanes-Oxley Act, the Dodd-Frank Act, the PCAOB and NASDAQ, each of which imposes additional reporting and other obligations on public companies. As a public company, compliance with these reporting requirements and other SEC and NASDAQ rules will make certain operating activities more time-consuming, and we will also incur significant new legal, accounting, insurance and other expenses. Additionally, any failure by us to file our periodic reports with the SEC in a timely manner could, among other things, harm our reputation, cause our investors and potential investors to lose confidence in us, restrict trading in or reduce the market price of our common stock, and potentially limit our ability to access the capital markets. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing our operating strategy, which could prevent us from successfully implementing our strategic initiatives and improving our results of operations. We have made, and will continue to make, changes to our internal control and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, we cannot predict or estimate the amount of additional costs we may incur in order to comply with these requirements. We anticipate that these costs will materially increase our general and administrative expenses and such increases will reduce our profitability.

We are an “emerging growth company,” and the reduced reporting requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of reduced regulatory and reporting requirements that are otherwise generally applicable to public companies. These include, without limitation, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced financial reporting requirements, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding non-binding advisory votes on executive compensation and shareholder approval of any golden parachute payments not previously approved. The JOBS Act also permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to, and expect to continue to, take advantage of certain of these and other exemptions until we are no longer an emerging growth company. Further, the JOBS Act allows us to present only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations and provide less than five years of selected financial data in this prospectus.

We may take advantage of these provisions for up to five years, unless we earlier cease to be an emerging growth company, which would occur if our annual gross revenues exceed $1.07 billion, if we issue more than $1.0 billion in non-convertible debt in a three-year period or if we become a “large accelerated filer,” in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions, or if we choose to rely on additional exemptions in the future. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our share price may be more volatile.

An investment in our common stock is not an insured deposit and is subject to risk of loss.

Any shares of our common stock you purchase in this offering will not be savings accounts, deposits or other obligations of any of our bank or nonbank subsidiaries and will not be insured or guaranteed by the FDIC or any other government agency. Your investment will be subject to investment risk, and you must be capable of affording the loss of your entire investment.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. These forward-looking statements reflect our current views with respect to, among other things, future events and our financial performance. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “projection,” “would” and “outlook,” or the negative version of those words or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although we believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements.

There are or will be important factors that could cause our actual results to differ materially from those indicated in these forward-looking statements, including, but not limited to, the following:

•	risks associated with implementing aspects of our expansion strategy, whether through additional services and products or acquisitions;
•	the need to hold more capital in order to comply with consolidated capital ratios;
•	risks associated with the merger, such as integration risks and other unknown risks;
•	risks associated with having one referral source, Cain Watters, comprise a substantial part of our business;
•	our reliance on key personnel and the ability to attract and retain the personnel necessary to implement our business plan;
•	changes in the economy generally and the regulatory response thereto;
•	changes in the economy of the state of Texas, our primary market;
•	risks specific to commercial loans and borrowers (particularly dental loans);
•	our ability to continue to originate loans (including SBA loans);
•	claims and litigation pertaining to our fiduciary responsibilities;
•	generating investment returns for our wealth management, brokerage and other customers that are satisfactory to them;
•	changes in interest rates;
•	liquidity risks;
•	our ability to maintain a strong core deposit base or other low-cost funding sources;
•	our ability to manage our credit risk;
•	the adequacy of our allowance for loan losses;
•	regulatory scrutiny related to our commercial real estate loan portfolio;
•	the earning capacity of our borrowers;
•	fluctuation in the value of our investment securities;
•	competition from other banks, financial institutions and wealth and investment management firms and our ability to retain our clients;
•	our inability to identify and address potential conflicts of business;
•	failure to maintain effective internal control over financial reporting;

•	the accuracy of estimates and assumptions;
•	our ability to raise additional capital;
•	the soundness of other financial institutions and certain securities brokerage firms;
•	technological change in the banking, investment, brokerage and insurance industry;
•	our ability to protect against and manage fraudulent activity, breaches of our information security, and cybersecurity attacks;
•	our reliance on communications, information, operating and financial control systems technology and related services from third-party service providers;
•	natural disasters;
•	environmental liabilities;
•	regulation of the financial services industry;
•	legislative changes or the adoption of tax reform policies;
•	compliance with laws and regulations, supervisory actions, the Dodd-Frank Act, capital requirements; the Bank Secrecy Act, anti-money laundering laws, consumer laws, and other statutes and regulations;
•	regulation of broker-dealers and investment advisors;
•	the enactment of regulations relating to privacy, information security and data protection;
•	legal and regulatory examinations, proceedings, investigations and inquiries, fines and sanctions;
•	the development of an active, liquid market for our common stock;
•	fluctuations in the market price of our common stock;
•	the use of the net proceeds to us from this offering;
•	dilution to our shareholders;
•	future issuances of preferred stock or debt securities and its impact on our common stock;
•	our ability to manage our existing and future preferred stock and indebtedness;
•	our ability to pay dividends;
•	the initiation and continuation of securities analysts coverage of the company;
•	our management and board of directors have significant control over our business;
•	risks related to being a “controlled company” under NASDAQ rules;
•	the costs and expenses of being a public company; and
•	other factors that are discussed in the section in this prospectus entitled “Risk Factors.”

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this prospectus. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and we do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New factors emerge from time to time, and it is not possible for us to predict which will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

USE OF PROCEEDS

Assuming an initial public offering price of $       per share (the midpoint of the range set forth on the cover page of this prospectus), we estimate that the net proceeds to us from the sale of our common stock in this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $       million, or approximately $       million if the underwriters exercise their option in full to purchase additional shares from us.

Each $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the net proceeds to us from this offering by approximately $       million, or approximately $       million if the underwriters exercise their option in full to purchase additional shares from us, in each case, assuming the number of shares set forth on the cover page of this prospectus remains the same and after deducting underwriting discounts and commissions but before payment of estimated offering expenses payable by us.

We intend to use approximately $2.0 million of the net proceeds from this offering to repay in full the outstanding balance of our bank stock loan with a correspondent bank. The line of credit is secured by the outstanding shares of Bank common stock and bears interest at prime plus 0.75% (6.25% as of December 31, 2018), with principal and interest payable monthly, and matures in May 2028. With the remaining proceeds (estimated at $       million; $       million if the underwriters’ option to purchase additional shares is exercised), we intend to contribute such proceeds to the Bank to support its capital position, to finance potential strategic acquisitions to the extent such opportunities arise and for other general corporate purposes, which could include other growth initiatives.

Our management will retain broad discretion to allocate the net proceeds of this offering. The precise amounts and timing of our use of the proceeds will depend upon market conditions and other factors. Though we have conversations from time to time with acquisition candidates, no such acquisition candidates are under letter of intent or binding agreement.

DIVIDEND POLICY

We have not historically declared or paid dividends on our common stock. Following the completion of this offering, we do not initially anticipate paying any dividends on our common stock in the foreseeable future. Instead, we anticipate that all of our earnings will be retained to support our operations and finance the growth and development of our business. The determination whether to pay dividends on our common stock, including the amount thereof, will be made by our board of directors and will depend upon, among other things, our results of operations, financial condition, capital requirements and needs, general economic conditions, regulatory and contractual restrictions, our business strategy, our ability to service any equity or debt obligations senior to our common stock and other factors that our board of directors deems relevant. We are not obligated to pay dividends on our common stock and are subject to certain restrictions on paying dividends on our common stock.

As a bank holding company, our ability to pay dividends is affected by the policies and enforcement powers of the Federal Reserve. See “Supervision and Regulation—Regulation of the Company—Dividends.” In addition, because we are a holding company, we are dependent upon the payment of dividends by the Bank and our other subsidiaries to us as our principal source of funds to pay dividends in the future, if any, and to make other payments. The Bank is also subject to various legal, regulatory and other restrictions on its ability to pay dividends and make other distributions and payments to us. See “Supervision and Regulation—Regulation of the Bank—Dividends.” The present and future dividend policy of the Bank is subject to the discretion of the Bank’s board of directors. The Bank is not obligated to pay us dividends.

As a Texas corporation, we are subject to certain restrictions on distributions under the TBOC. Generally, a Texas corporation may not make a distribution to its shareholders if, after giving it effect, the corporation would not be able to pay its debts as they become due in the usual course of business, or the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed if the corporation were to be dissolved at the time of the distribution to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. In addition, if required payments on our outstanding debt obligations are not made or suspended, we may be prohibited from paying dividends on our common stock.

CAPITALIZATION

The following table sets forth our capitalization, including regulatory capital ratios, on a consolidated basis, as of September 30, 2018 on:

•	an actual basis;
•	a pro forma basis after giving effect to:
•	the merger; and
•	the conversion of the subordinated debt issued by Tectonic Advisors into shares of T Acquisition preferred stock; and
•	an as adjusted basis after giving effect to:
•	the receipt of the net proceeds from the issuance and sale by us of shares of our common stock in this offering (assuming the underwriters do not exercise their option to purchase any additional shares of common stock) at the initial public offering price of $ per share;
•	the repayment of the bank stock loan; and
•	the deduction underwriting discounts and commissions.

The “as adjusted” information below is illustrative only, and our capitalization following the closing of this offering will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. This table should be read in conjunction with, and is qualified in its entirety by reference to, “Use of Proceeds,” “T Acquisition Selected Historical Consolidated Financial and Other Data,” “Tectonic Selected Historical Consolidated Financial and Other Data,” “Unaudited Pro Forma Financial Information,” “Description of Capital Stock,” “T Acquisition Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Tectonic Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes of T Acquisition and Tectonic included elsewhere in this prospectus.

	As of September 30, 2018
(dollars in thousands)	Actual	Pro Forma			As Adjusted(1)
Borrowings:
Note (excludes FHLB advances at the Bank)	$13,951	$			$
Shareholders’ Equity:
Preferred stock, par value $0.01 per share, 1,000,000 shares authorized; none issued or outstanding; issued and outstanding, pro forma and as adjusted	—
Common stock, non-voting, par value $0.01 per share, 20,000,000 shares authorized; none issued or outstanding	—		—			—
Common stock, voting, par value $0.01 per share, 40,000,000 shares authorized; 6,570,000 shares issued and outstanding, actual and pro forma; shares outstanding, as adjusted	66
Additional paid-in-capital	23,367
Accumulated other comprehensive gain (loss), net of tax	(306)
Retained earnings	4,311
Total shareholders’ equity	$27,438

Capital Ratios:
Total shareholders’ equity to total assets	9.45%			%			%
Tangible common equity to tangible assets(2)	6.29%			%			%
Tier 1 leverage ratio	6.35%			%			%
Common equity tier 1 capital ratio	7.97%			%			%
Tier 1 risk-based capital ratio	7.97%			%			%
Total risk-based capital ratio	8.32%			%			%

(1)	References in this section to the number of shares of our common stock outstanding after this offering are based on shares of our common stock issued and outstanding as of September 30, 2018. Unless otherwise noted, these references exclude any shares reserved for issuance under our equity compensation plans.
(2)	The tangible common equity ratio is a non-GAAP financial measure. We calculate the tangible common equity ratio as tangible common equity divided by total assets less goodwill and other intangible assets, net. For our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures, see “GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures.”
(3)	Each $1.00 increase or (decrease) in the assumed initial public offering price of $ per share would increase or (decrease), respectively, the amount of cash and cash equivalents, total shareholders’ equity and total capitalization by approximately $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts but before payment of estimated offering expenses payable by us.

DILUTION

If you invest in our common stock, your ownership interest will be diluted to the extent that the initial public offering price per share of our common stock exceeds the tangible book value per share of our common stock immediately following this offering. Tangible book value per share is equal to our total shareholders’ equity, less intangible assets, divided by the number of our common shares outstanding. As of September 30, 2018, the tangible book value of our common stock after giving effect to the merger was $17.6 million, or $2.67 per share.

After completing the merger, giving effect to our sale of        shares of common stock in this offering (assuming the underwriters do not exercise their option to purchase additional shares) at an assumed initial public offering price of $       per share (which is the midpoint of the price range on the cover page of this prospectus), and after deducting estimated underwriting discounts and offering expenses payable by us, the pro forma net tangible book value of our common stock at September 30, 2018 would have been approximately $       million, or $       per share. Therefore, this offering will result in an immediate increase of $       in the tangible book value per share of our common stock of existing shareholders and an immediate dilution of $       in the tangible book value per share of our common stock to investors purchasing shares in this offering, or approximately       % of the assumed initial public offering price of $       per share.

The following table illustrates the calculation of the amount of dilution per share that a purchaser of our common stock in this offering will incur given the assumptions above:

Assumed initial public offering price per share			$
Tangible book value per common share at September 30, 2018		$2.67
Increase in tangible book value per common share attributable to new investors purchasing shares in this offering	$

Pro forma tangible book value per common share upon completion of this offering			$

Dilution per share to new investors from offering			$

A $1.00 increase (decrease) in the assumed public offering price of $       per share would increase (decrease) our tangible book value as of September 30, 2018 by $       million, or $       per share, and the dilution to new investors would increase (decrease) by approximately $       per share, assuming the number of shares offered by us as set forth on the cover page of this prospectus remains the same, and after deducting underwriting discounts and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares from us in full, the pro forma tangible book value as of September 30, 2018 after giving effect to this offering would be $       per share, based upon an assumed offering price of $       per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. This represents an increase in tangible book value of $       per share to existing shareholders and dilution of $       per share to new investors.

The following table summarizes, as of September 30, 2018, the total consideration paid to us and the average price paid per share by existing shareholders and investors purchasing common stock in this offering. This information is presented on a pro forma basis as of September 30, 2018 after giving effect to the sale of the shares of common stock in this offering (assuming the underwriters do not exercise their option to purchase additional shares) at an assumed initial public offering price of $       per share, after deducting the underwriting discounts and commissions and offering expenses payable by us.

	Shares Purchased		Total Consideration
	Number	Percent	Amount(1)	Percent	Average Price Per Share
Shareholders as of September 30, 2018	84	%	$23,356,500	%	$
New investors in this offering					$
Total		%		%	$
(1)	Amount calculated as $65.7 thousand of common stock, plus $23.3 million of additional paid-in capital.

After giving effect to the sale of shares in this offering, if the underwriters’ option to purchase additional shares is exercised in full, our existing shareholders would own approximately% and our new investors would own approximately       % of the total number of shares of our common stock outstanding after this offering.

The table above excludes 235,000 shares of common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $5.60 per share (none of which are currently exercisable) as of September 30, 2018. To the extent that any of the foregoing options are exercised, investors participating in this offering will experience further dilution.

PRICE RANGE OF OUR COMMON STOCK

Prior to this offering, our common stock has not been traded on an established public trading market and quotations for our common stock were not reported on any market. As a result, there has been no regular market for our common stock. Although our shares may have been sporadically traded in private transactions, the prices at which such transactions occurred may not necessarily reflect the price that would be paid for our common stock in an active market. As of September 30, 2018, there were 84 holders of record of our common stock.

We anticipate that this offering and the listing of our common stock on NASDAQ will result in a more active trading market for our common stock. However, we cannot assure you that a liquid trading market for our common stock will develop or be sustained after this offering. You may not be able to sell your shares quickly or at the market price if trading in our common stock is not active. See “Underwriting” for more information regarding our arrangements with the underwriters and the factors considered in setting the initial public offering price.

BUSINESS

Our Company

We are T Acquisition, Inc., a financial holding company that offers banking, trust, investment advisory, securities brokerage and insurance services to high net worth individuals, small businesses and institutions in all 50 states. We believe our diversified lines of business: (a) generate a high degree of recurring earnings; (b) create an attractive return on equity and assets; (c) complement one another to reduce earnings volatility; (d) expand the number of services that we can offer and our clients can utilize; and (e) reduce the need for additional outside capital to finance our loan growth. Our trust department and broker-dealer clientele provide a source of stable funding, which we expect to increase as a percentage of our total funding sources, to help support the growth of our Bank’s loan portfolio. Likewise, our clients’ trust portfolios benefit from advisory services provided by our registered investment advisor, and our insurance agency is expected to grow through serving certain of our Bank and investment clients. We believe that we can leverage this combination of financial services to reduce our client acquisition costs and create shareholder value through our integrated financial services platform.

As of September 30, 2018, we had, on a pro forma combined basis, $296.0 million in assets, $228.1 million in total loans held for investment, $10.3 million in loans held for sale, $229.1 million in deposits and $27.4 million in shareholders’ equity. For the nine months ended September 30, 2018, our non-interest income was $18.6 million, or 72.0% of gross revenue, and net interest income was $7.2 million, or 28.0% of gross revenue. Return on average assets and return on average equity for the nine months ended September 30, 2018 were 2.9% and 32.3%, respectively. Return on average tangible assets and return on average tangible common equity for the nine months ended September 30, 2018 were 3.0% and 52.6%, respectively. In addition, as of September 30, 2018, the Company’s pro forma consolidated client assets (including assets under management and advisement) totaled $3.8 billion.

We are led by an experienced management team with a history of success in growing institutions organically and making selective acquisitions to enhance growth. Notably, our team has experience accessing non-conventional, yet stable funding sources to support loan growth, reducing client acquisition costs and generating leverage and scale through proprietary technology platforms. Our leadership team includes:

•	A. Haag Sherman. Mr. Sherman currently serves as the Executive Chairman of the Company. Following the merger, he will serve as the Chief Executive Officer and a director of the Company. See “—Our Corporate History, Merger and Structure.” Prior to joining the Company, Mr. Sherman co-founded Salient Partners, LP (a Houston-based investment firm) in 2002 and served in various executive positions, including Chief Executive Officer and Chief Investment Officer, through October 2011. During this period, Mr. Sherman oversaw the sale of a significant equity stake in Salient to a private equity firm in early 2010 and Salient’s growth from a start-up to $17.5 billion in assets under management as of October 2011. He also co-developed most of Salient’s investment products and co-patented software that provided leverage and scale to Salient’s distribution platform. Mr. Sherman facilitated three acquisitions at Salient that expanded its business into trust and fiduciary services, master limited partnership and energy asset management and pension asset management. Mr. Sherman previously served as an executive officer and equity holder of The Redstone Companies, where he, among other things, managed a private equity portfolio (including two specialty finance companies ultimately sold to global financial institutions). Mr. Sherman is also a former securities law attorney, having represented public and private companies in corporate transactions and advised them on reporting and disclosure requirements with the SEC and stock exchanges, and is a certified public accountant. Mr. Sherman graduated cum laude from Baylor University (majoring in accounting and economics) and earned his juris doctorate (with honors) from The University of Texas at Austin.
•	Patrick Howard. Mr. Howard currently serves as President, Chief Executive Officer and a director of the Company. Following the merger, he will serve as the President, Chief Operating Officer and a director of the Company. Mr. Howard has served as President and Chief Executive Officer of the Company since May 2017, as President and Chief Executive Officer of the Bank since 2010 and as the Chief Operating Officer and director of T Bancshares and the Bank since 2007. During his tenure at the Bank, he has overseen the growth of the trust platform to over $1.3 billion in assets, more than tripled the size of the loan portfolio in the last seven years through organic growth and successfully recruited and integrated a national SBA lending platform. He accomplished this while developing and ensuring an operating culture based on strong internal controls and regulatory compliance. In addition, prior to its acquisition by TAI in May 2017, T Bancshares was an SEC reporting company, and Mr. Howard was jointly responsible for T Bancshares’ SEC filings and compliance. Mr. Howard previously served as the Executive Vice President and Chief Operating Officer of a savings bank that he helped grow from $50 million to $2.2 billion over an 11-year period. Mr. Howard oversaw many critical areas of the bank’s growth, including the development of alternative funding sources of $1.8 billion, the creation of a trust division with over $5.0 billion in custodial retirement plan assets, a mortgage servicing and origination platform that originated over $5 billion in residential mortgages per year at its peak, and the successful start-up and growth of its SBA loan platform (the head of which is now the head of our SBA loan platform). Mr. Howard graduated magna cum laude from the University of Texas at San Antonio.

•	George L. Ball. Mr. Ball is currently a director of the Company and will serve as Executive Co-Chairman and a director of the Company following the merger. Mr. Ball is also the Chief Executive Officer of Sanders Morris. Mr. Ball previously served as Chairman of The Edelman Financial Group, which was sold to a private equity firm in 2015. During his tenure, Edelman experienced significant growth (from $3 billion to $18 billion in assets under management) aided by low client acquisition costs. Further, as Chief Executive Officer of Sanders Morris’ previous parent company, Mr. Ball oversaw the acquisition of nine financial services companies. He previously served as Chairman and Chief Executive Officer of Prudential-Bache Securities, Inc. and as President of E.F. Hutton Group, Inc. Mr. Ball is a former governor of the American Stock Exchange and the Chicago Board Options Exchange. He is a graduate of Brown University and served as an officer in the U.S. Navy.

Our Competitive Strengths

In addition to our leadership team, we believe our competitive strengths include:

Well-Diversified & Recurring Revenues. Our recurring revenue stream is well-diversified, which we believe increases our returns and lowers our earnings risk relative to many of our peers. The following charts set forth on a combined pro forma basis the breakdown of our pre-tax income (assuming proportionate allocation of non-bank interest expense) for the nine months ended September 30, 2018:

(1)	Consists primarily of Tectonic’s net gain on bargain purchase in connection with its acquisition of Sanders Morris.

Approximately 74% of our pre-tax and pre-interest earnings (which excludes non-deposit interest expense) are generated by revenues from lending, trust, investment advisory and insurance, which we believe provide us with a diversified and stable earnings foundation. The remainder of our historical revenues derive from the gain on sale of SBA loans, brokerage services, and private placement and syndication fees. We believe that the combination of our traditional banking operations with the investment advisor services will allow us to grow in varied economic conditions and across business cycles. See “Risk Factors—Risks Related to Our Business—Fee revenue will represent a significant portion of our consolidated revenue and is subject to decline, among other things, in the event of a reduction in, or changes to, the level or type of investment activity by our clients and market declines.”

Ability to Generate High Return on Equity and Assets. Given our percentage of non-interest income, we generate significantly higher returns on tangible common equity and tangible assets relative to our peer group.

**Peer group consists of 19 Texas banks with asset size ranging from $250 million to $500 million

Source: FDIC, S&P Global Market Intelligence.

We believe that with our existing capital, supplemented by the proceeds from the offering and coupled with reliable core funding (discussed below), we will be able to continue to support our attractive rate of loan growth illustrated in the chart set forth below in “Ability to Generate Strong Loan Growth With Relatively Low Loan Losses.”

Ability to Generate Strong Loan Growth with Relatively Low Loan Losses. The Bank has generated attractive loan growth, with low loan losses (as a percentage of the loan portfolio), from 2012 through September 30, 2018:

Our focus on our dental and our SBA/USDA lending verticals has primarily driven our loan growth. We believe that we have a competitive advantage in sourcing, underwriting, closing and servicing loans in our lending verticals because we believe we have cultivated a team of lenders with expertise in these areas. To deliver scale and service, we have a lending and technology platform that allows us to serve borrowers in all 50 states. We believe that our industry experience and knowledge have enabled us to develop a sophisticated understanding of the underwriting risks inherent within our loan portfolio. For example, our SBA and USDA loans are typically 75% and 80% guaranteed by their respective government agencies. By retaining these government-guaranteed loans that present minimal risk to our balance sheet, we are mitigating risks associated with other types of loans in our portfolio. We adhere to disciplined credit risk management consisting of rigorous underwriting criteria, robust monitoring and internal supervision apparatus to determine the acceptable level of risk and adjustments to underwriting criteria if warranted. Consequently, our loss ratios have remained low, even as our lending portfolio has expanded significantly in recent years.

See “Risk Factors—Risks Related to Our Business—We could suffer material credit losses if we do not appropriately manage our credit risk.,” “Risk Factors—Risks Related to Our Business—Our levels of nonperforming assets could increase, which could adversely affect our results of operations and financial condition, and could result in losses in the future.” and “Risk Factors—Risks Related to Our Business—Our allowance for loan losses may not be sufficient to absorb actual losses.”

Ability to Grow Client Assets Through Strategic Acquisitions and Organic Growth. Our investment services platform has grown client assets (including assets under management and advisement) through a combination of acquisitions and organic growth (which includes market appreciation/depreciation, new client assets and attracting advisors and brokers with client assets but without an upfront payment). See “Risk Factors—Risks Related to Our Business—We may not be able to implement aspects of our expansion strategy, which may adversely affect our ability to maintain our historical earnings trends.” The following table sets forth client asset growth since 2015:

* Compounded annual growth rate from $1.4 billion in February 2015
(with annual growth rates noted) through September 30, 2018

Our original assets under management at Tectonic Advisors (including assets held by the Bank as a fiduciary) were $1.4 billion as of February 1, 2015. We added Sanders Morris in 2017, a family office group in

2016 and an institutional investment team in 2017. Those acquisitions added $0.9 billion of managed and client assets. In total, our original assets, the $0.9 billion gained through acquisition and the $1.5 billion of organic growth (which represents the growth of each asset base over original assets and acquisitions) brings total client assets to $3.8 billion as of September 30, 2018. Thus, we expect to be able to use a significant portion of the proceeds from this offering to make selective acquisitions to further diversify our business and provide platforms for future growth, as our management team has successfully done in the past, as well as for corporate and general purposes. See “Risk Factors—Risks Related to Our Business—Poor investment performance, in either relative or absolute terms, may reduce the profitability of our wealth management and advisory business,” “Risk Factors—Risks Related to Our Business—Our wealth management business is subject to reputational risk,” “Risk Factors—Risks Related to Our Business—We continue to experience pricing pressures in areas of our business which may impair our future revenue and profitability” and “Risk Factors—Risks Related to Our Business—Acquisitions may subject us to integration risks and other unknown risks.”

Ability to Scale Through Technology. Our technology platform allows us to provide trust services and loans to clients in all 50 states. This allows us to grow our business by identifying additional loan verticals and serving potential borrowers on a national basis. Further, we are developing a proprietary technology platform that will synthesize our financial services platform and allow a client to access many of our services in a holistic manner, including investments, insurance and other financial services. We believe this new platform will provide us with the ability to serve our clients more broadly and in a comprehensive manner, while providing us with the ability to leverage our large client base to generate greater revenues with minimal additional client acquisition costs.

Our Corporate History, Merger and Structure

History. The amalgamation of the Company began in 2015 when Mr. Sherman and the partners of Cain Watters, an important referral source and client for the Bank, formed Tectonic as a holding company to acquire Tectonic Advisors. Tectonic then acquired Sanders Morris and HWG in early 2017. TAI was formed in late 2016 for the purpose of acquiring T Bancshares. When TAI acquired T Bancshares, Tectonic unitholders acquired one share of TAI common stock for each unit of Tectonic owned, resulting in a mirror ownership base.

Common Ownership, Shared Management and Other Services. In addition to common ownership, TAI has shared management and services with Tectonic under an expense sharing agreement. This arrangement allows for commonality of management and purpose within the affiliated group, consistent with, and subject to, applicable regulations. Such an arrangement, however, involves administrative costs and burdens that we will be able to alleviate because Tectonic and TAI have agreed to merge the companies.

Merger. TAI and Tectonic entered into a merger agreement, dated January 7, 2019, providing for the merger of Tectonic with and into TAI, with TAI being the survivor. In the merger, each unit of Tectonic outstanding immediately prior to the effective time of the merger will be converted into one share of T Acquisition common stock, and each option to purchase one Tectonic unit will be converted into an option to purchase one share of T Acquisition common stock. Immediately after consummation of the merger, the Company will conduct a 2-for-1 reverse stock split, which will leave 6,568,750 shares issued and outstanding immediately prior to the consummation of the offering.

The merger has been approved by the board of directors of TAI and the board of managers of the sole manager of Tectonic, as well as the shareholders of TAI and the unitholders of Tectonic. No regulatory approvals are required in order to complete the merger; rather, TAI will provide the Federal Reserve with an after-the-fact notice once the merger is completed. The merger is subject to the satisfaction of certain other customary closing conditions, as well as a requirement that the Company have a 9% pro forma Tier 1 leverage ratio upon consummation of the merger or within 60 days thereafter, which management believes will occur upon the completion of this offering. Accordingly, we believe there is no material risk that the merger does not occur immediately prior to this offering.

The merger will be accounted for as a combination of businesses under common control in accordance with ASC Topic 805-50, Transactions Between Entities Under Common Control. Under ASC 805-50, all the assets and liabilities of Tectonic are carried over to the books of TAI at their then current carrying amounts. Thus, no additional goodwill will be recorded as a result of the merger.

Structure. In connection with the merger and this offering, our shareholders have also approved of changing our name to Tectonic Financial, Inc. Our corporate structure after the merger is illustrated by the following chart:

After the merger, we will operate our business through the following subsidiaries:

•	T Bank. The Bank is a full-service, nationally chartered commercial bank headquartered in Dallas, Texas providing traditional community banking services and trust services. The Bank has developed a niche practice in SBA/USDA lending and loans to the dental industry. As of September 30, 2018, the Bank had $290.1 million in assets, $236.3 million in deposits, $228.1 million in total loans held for investment, $10.3 million in loans held for sale) and $37.7 million in shareholders’ equity.
•	Tectonic Advisors. Tectonic Advisors is a registered investment advisor providing investment advisory services to individuals, institutions (including affiliates) and families. It advises on portfolios of assets for an asset-based fee. As of September 30, 2018, Tectonic Advisors had approximately $1.9 billion in client assets under management or AUM (which includes $1.3 billion of AUM held by the Bank as a fiduciary).
•	Sanders Morris. Sanders Morris is a FINRA-regulated broker-dealer. It is also registered as a SEC investment advisor. Through Sanders Morris, we serve clients on their investment portfolios as an advisor or broker (often with limited powers of attorney). We also execute trades for institutions and households. As of September 30, 2018, Sanders Morris had approximately $300.0 million in client assets under management, and client brokerage assets of $1.6 billion, bringing total client assets to $1.9 billion.
•	HWG. HWG is an insurance agency registered with the TDI. It offers insurance principally to individuals. In particular, we offer personal lines, property and casualty (for small businesses) and death and disability insurance.

Our Business

We operate through two business segments: Banking and Investment Services.

Banking

General. The Bank is a full-service commercial bank offering a broad range of commercial and consumer banking services to small- to medium-sized businesses, single-family residential and commercial contractors and consumers. Lending services include commercial loans to small to medium-sized businesses and professional concerns as well as consumers. See “Risk Factors-Risks Related to Our Business-The small- to medium-sized businesses that we lend to may have fewer resources to weather adverse business conditions, which may impair their ability to repay a loan, and such impairment could adversely affect our results of operations and financial condition.” The Bank offers a wide range of deposit services including demand deposits, regular savings accounts, money market accounts, individual retirement accounts, and certificates of deposit with fixed rates and a range of maturity options. The Bank also offers wealth management and trust services. These services are provided through a variety of delivery systems including automated teller machines, mobile banking and internet banking. As of September 30, 2018, the Bank had $290.1 million in assets, $236.6 million in deposits, $228.1 million in total loans held for investment, $10.3 million in loans held for sale and $37.7 million in shareholders’ equity.

Portfolio Composition. The following charts set forth the composition of the Bank’s loan portfolio at cost basis by loan type and by State at September 30, 2018:

Lending Services. From its single location, the Bank operates three lending verticals where it has developed expertise. We believe our lending products provide an important diversity of risk and opportunity, which differentiates us from most community banks our size.

•	SBA and USDA (Government Enhanced Small Business Lending). We have had an SBA/USDA lending division since 2012, growing SBA loans from 2% of the loan portfolio as of December 31, 2012 to 39% of the loan portfolio as of September 30, 2018. This division is led by a core team of professionals that have originated SBA loans together for more than 20 years. We have business development officers, or BDOs, in Colorado, Arizona, Oregon, California, Texas, Utah and Florida. Their leads come from multiple sources including clients, referrals, business brokers, SBA Small Business Development Centers, loan brokers and franchisors. Since the formation of the Bank’s SBA lending division in 2012, there have only been seven loans with net losses totaling $791,000, or about 0.28%, of the total SBA and USDA loans originated of $287.4 million. There have been no losses related to claims on the SBA guarantees which we believe is due to our rigorous adherence to SBA underwriting, servicing, and liquidation guidelines. See “Risk Factors—Risks Related to Our Business—A governmental shutdown or curtailment of government guaranteed loan programs could affect a segment of our business” and “Risk Factors—Risks Related to Our Business—We face specific risks associated with retention of unguaranteed portions of SBA loans.”

The Bank originates and services commercial and real estate loans under programs guaranteed by the U.S. Small Business Administration and the U.S. Department of Agriculture. The principal balance of these loans is generally guaranteed 75% to 80% by these agencies. These loans generally offer borrowers more flexible terms and conditions not available for conventional commercial loans. Examples of more flexible terms include longer amortization periods, lower required down payments, and less borrower operating history. These loans are generally secured by equipment, real estate, and other tangible collateral. Loan-to-value ratios may, in some instances, be higher than conventional loans. Loans secured by business assets that do not include real estate have terms that are generally not more than 10 years and are fully amortizing. Loans secured by real estate as the principal collateral are generally 25 years or less and are also generally fully amortizing. Loans can be adjustable rate loans, but may also be fixed for the term of the loan. Repayment of the loans is based on an analysis of the borrower’s ability to generate sufficient income from operations. This analysis may rely more heavily on projected future earnings than on conventional loans. The Bank also analyzes the industry sector to determine the feasibility of the projected income.

There is an active secondary market for the guaranteed portion of these loans. Because the guaranteed portion carries the full faith and credit guarantee of an agency of the U.S. government, the lower investor required yield on that portion of the loan generally creates a premium at the time of the sale. Historically, the Bank sold substantially all of the guaranteed portions of SBA loans and generated a gain on sale on the principal amount sold, net to the Bank after paying commissions, fees and other costs. However, in 2017, the Bank decided to hold more of these assets on its balance sheet. Based on our analysis, the net interest income paid on the guaranteed portion of an SBA loan exceeds the net proceeds that we would receive upon the sale of the guaranteed portion of an SBA loan within less than three years (assuming no prepayment thereof). Since we estimate the average duration of an SBA loan at more than double that time period, we believe that it is more attractive, in many cases, to hold the guaranteed portion of the SBA loans as opposed to selling them. Thus, we intend to retain many, if not most, of the guaranteed portions of our SBA loans. The goal of the Bank is to generate an increasing amount of its pre-tax income from the guaranteed portion of SBA loans, servicing fees and trust services – all of which we believe pose little balance sheet risk. See “Risk Factors—Risks Related to Our Business—Risks associated with retention of unguaranteed portions of SBA loans.”

•	Dental and Other Professionals. Another significant niche lending program of the Bank focuses on loans to the dental industry and other professional practices. The principal referral source of these loans is Cain Watters. Cain Watters has been highly successful in providing a variety of consulting services to dentists and dental companies for over 30 years with a national client base. Cain Watters refers loans to a variety of lenders (including the Bank), who compete on price, terms and service. The majority of our dental loans are to dentists with established practices. Based on our focus on service, we have been able to compete effectively for these loans and charge a slight rate premium over other banks active in this lending space. This portfolio has also performed reasonably well historically. We have incurred losses on only seven loans totaling $2.1 million, or 0.7%, in our 14-year history of originating over $325.0 million of dental loans. See “Risk Factors—Risks Related to Our Business—We have a loan concentration related to the acquisition and financing of dental practices.” and “Risk Factors—Risks Related to Our Business—Certain of our loans are not secured by property but dependent on the earning capacity of the borrower.”
•	Traditional Community Banking. The Bank offers traditional lending services, including commercial and industrial, commercial real estate, construction, and on a very limited basis, consumer loans. The majority of these loans are to commercial enterprises in the Dallas, Texas area.

The following table sets forth the Bank’s loan portfolio at cost basis by lending segment as of September 30, 2018:

Commercial and Industrial Loans. Loans for commercial purposes in various lines of businesses are a major component of the Bank’s loan portfolio. The targets in the commercial loan markets are retail establishments, professional service providers, in particular dentists, and small-to-medium-sized businesses. See “–Dental” above. Commercial lending generally involves greater credit risk than residential mortgage or consumer lending and involves risks that are different from those associated with commercial real estate lending. The terms of these loans vary by purpose and by type of underlying collateral, if any. The commercial loans primarily are underwritten on the basis of the borrower’s ability to service the loan from income and their creditworthiness. Although commercial loans may be collateralized by equipment or other business assets, the liquidation of collateral in the event of a borrower default may represent an insufficient source of repayment because equipment and other business assets may, among other things, be obsolete or of limited use. Accordingly, the repayment of a commercial loan depends primarily on the creditworthiness and projected cash flow of the borrower (and any guarantors), while liquidation of collateral is considered a secondary source of repayment. On some of these loans, the Bank takes a security interest in real estate as a prudent practice and measure and not as the principal collateral for the loan.

The Bank will typically make equipment loans for a fixed term of generally not more than 10 years at fixed or variable rates, with the loan fully amortized over the term. Loans to support working capital will typically have terms not exceeding one year and will usually be secured by accounts receivable, inventory or personal guarantees of the principals of the business. For loans secured by accounts receivable or inventory, principal will typically be repaid as the assets securing the loan are converted into cash, and for loans secured with other types of collateral, principal will typically be repaid over the term of the loan or due at maturity.

Real Estate Loans. The Bank makes owner occupied and non-owner occupied commercial real estate loans, residential and commercial construction and development loans, and residential real estate loans. See “Risk Factors—Risks Related to Our Business—The level of our commercial real estate loan portfolio may subject us to heightened regulatory scrutiny” and “Risk Factors—Risks Related to Our Business—The Company’s use of appraisals in deciding whether to make a loan on or secured by real property does not ensure the value of the real property collateral.”

Commercial Real Estate. Commercial real estate loan terms generally are limited to 25 years or less. Interest rates may be fixed or adjustable, although rates typically are not fixed for loans with maturity dates exceeding 10 years. The Bank generally requires personal guarantees from the principal owners of the property supported by a review by the Bank’s management of the principal owners’ personal financial statements. Risks associated with commercial real estate loans include fluctuations in the value of real estate, tenant vacancy rates and the quality of the borrower’s management.

Residential Real Estate. The Bank’s residential real estate loans consist of loans to acquire and renovate existing homes for subsequent re-sale, residential new construction loans, residential loans purchased in the secondary market, residential rental properties, and on a limited basis, traditional mortgage lending for one-to-four family owner occupied property. Loans are generally made in accordance with the Bank’s appraisal and loan policy with the ratio of the loan principal to the value of collateral as established by independent appraisal. We believe these loan-to-value ratios are sufficient to compensate for fluctuations in real estate market value and to minimize losses that could result from a downturn in the residential real estate market.

Consumer Installment Loans. On a limited basis, the Bank makes loans to individuals for personal, family and household purposes, including secured and unsecured installment and term loans. These loans are typically to the principals and employees of our business customers. Repayment of consumer loans depends upon the borrower’s financial stability and is more likely to be adversely affected by divorce, job loss, illness and personal hardships than repayment of other loans. Because many consumer loans are secured by depreciable assets such as boats, cars and trailers, the loan should be amortized over the useful life of the asset. The loan officer will review the borrower’s past credit history, past income level, debt history and, when applicable, cash flow and determine the impact of all these factors on the ability of the borrower to make future payments as agreed. The principal competitors for consumer loans are the established banks and finance companies in our market.

Lending Policy. The Bank’s delegations of authority, which are approved by our board of directors, provide for various levels of officer lending authority. The Bank has an independent review that evaluates the quality of loans on a periodic basis and determines if loans are originated in accordance with the guidelines established by the board of directors. Additionally, our board of directors has formed a directors’ loan committee with members determined by board resolution to provide the following oversight:

•	ensure compliance with loan policy, procedures and guidelines as well as appropriate regulatory requirements;
•	approve loans with net Bank exposure over $2 million;
•	monitor delinquent, non-accrual loans and classified loans;
•	monitor loan portfolio concentrations and quality through a variety of metrics;
•	monitor our loan servicing and review systems; and
•	review the adequacy of the loan loss reserve.

We believe we follow a relatively conservative lending policy, but one that we believe permits prudent risks to assist businesses and consumers in our lending market. Interest rates vary depending on our cost of funds, the loan maturity, the degree of risk and other loan terms. The Bank does not make any loans to any of its directors, executive officers or their affiliates.

Lending Limits. The Bank’s lending activities are subject to a variety of lending limits. Differing limits apply based on the type of loan or the nature of the borrower, including the borrower’s relationship to the Bank. In general, however, the Bank is able to loan to any one borrower a maximum amount equal to either:

•	15% of the Bank’s capital and surplus and allowance for loan losses;
•	25% of its capital and surplus and allowance for loan losses if the amount that exceeds 15% is secured by cash or readily marketable collateral, as determined by reliable and continuously available price quotations; or
•	any amount when the loan is fully secured by a segregated deposit at the Bank and the Bank has perfected its security interest in the deposit.

These legal limits will increase or decrease as the Bank’s capital increases or decreases as a result of its earnings or losses, among other reasons. See “Risk Factors—Risks Related to Our Business—Our legal lending limits may impair our ability to attract borrowers and ability to compete with larger financial institutions.”

Credit Risks. The principal economic risk associated with each category of loans that the Bank makes is the creditworthiness of the borrower. Borrower creditworthiness is affected by general economic conditions and the strength of the relevant business market segment. General economic factors affecting a borrower’s ability to repay include interest, inflation and employment rates, as well as other factors affecting a borrower’s customers, suppliers and employees. The well-established financial institutions in our primary service area currently make proportionately more loans to medium- to large-sized businesses than the Bank. Many of the Bank’s anticipated commercial loans will likely be made to small- to medium-sized businesses that may be less able to withstand competitive, economic and financial pressures than larger borrowers. See “Risk Factors—Risks Related to Our Business—We could suffer material credit losses if we do not appropriately manage our credit risk,” and “Risk Factors—Risks Related to Our Business—Our levels of nonperforming assets could increase, which could adversely affect our results of operations and financial condition, and could result in losses in the future,” “Risk Factors—Risks Related to Our Business—Our allowance for loan losses may not be sufficient to absorb actual losses” and “Risk Factors—Risks Related to Our Business—The small- to medium-sized businesses that we lend to may have fewer resources to weather adverse business conditions, which may impair their ability to repay a loan, and such impairment could adversely affect our results of operations and financial condition.”

Investments. The Bank invests a portion of its assets in U.S. Treasuries, U.S. government agencies, mortgage-backed securities, direct obligations of quasi government agencies including Fannie Mae, Freddie Mac, and the FHLB, and federal funds sold. In addition, the Bank may make investments in certain municipal or state obligations or securities that it believes have a similar risk profile thereto. Such Other Securities include, among other things, securities issued pursuant to Property Assessed Clean Energy programs. These programs are created by state and local municipalities to finance energy efficiency upgrades or renewable energy installations for residential, commercial and industrial property owners. Investments in instruments other than U.S. Treasuries carry a degree of risk, including risk of default, market fluctuations and lack of liquidity. See “Risk Factors—Risks Related to Our Business—Our securities portfolio is subject to risk of loss; the fair value of our investment securities can fluctuate due to factors outside of our control.”

Deposit Services. To fund its loan and securities portfolio, the Bank offers a wide range of deposit services including demand deposits, regular savings accounts, money market accounts, individual retirement accounts, and certificates of deposit with fixed rates and a range of maturity options. In addition, our Bank can access uninvested cash as deposits from customers of its trust department. As of September 30, 2018, our Bank had access to $22.0 million from the funds of trust clients with $12.0 million held at the Bank and $10.0 million held at a third party money market mutual fund but accessible by the Bank.

Our strategy includes the development of a sweep program to utilize the cash balances of Sanders Morris clients to assist the Bank in meeting its funding needs. Sanders Morris clients’ and their entities’ funds at the Bank totaled $5.2 million as of September 30, 2018. Once fully developed, we believe a significant portion of the approximately $134.4 million (as of September 30, 2018) of Sanders Morris client cash equivalent funds could be swept into the Bank to meet current and future funding needs. In addition, the Bank is implementing participant directed retirement accounts into its trust line of business. The Bank will offer its money market account insured by the FDIC as an investment option for those retirement plans. We believe, based on management’s past experience, that up to 5% of retirement assets under participant direction are invested in FDIC insured accounts like those we will offer. Based on current trust client balances, that could equate to additional funding over time.

Prior to 2018, we believed wholesale funding sources were more cost effective to fund growth than retail deposits, especially considering the costs associated with employee and branch overhead. With rising interest rates, we began an increased emphasis on capturing transaction account balances in connection with our lending clients, and have added additional staff to grow that funding source. In particular, we have increased training of our loan production staff and are coordinating the sale efforts of both lenders and electronic banking officers to increase our treasury management business.

As of September 30, 2018, the Bank had total deposits of approximately $236.3 million. Time deposits of $250 thousand and over totaled $28.7 million as of September 30, 2018. The Bank had no brokered deposits as of September 30, 2018. The following chart illustrates the breakdown of our deposits by type:

See “Risk Factors—Risks Related to Our Business—Liquidity risk could adversely affect our ability to fund operations and hurt our financial condition,” “Risk Factors-Risks Related to Our Business—We may not be able to maintain our deposit base or other funding sources” and “Risk Factors—Risks Related to Our Business—We depend on wholesale funding sources, which causes our cost of funds to be higher when compared to other financial institutions and poses future funding risks if placed under Prompt Corrective Action, or PCA, which may require us to liquidate loans.”

Trust Services. The Bank provides trust services to individuals and defined contribution and benefit plans established by small businesses for their owners and employees. We have over 2,000 trust accounts in 48 states. Our customers invest their assets through common pooled funds, which we establish. We currently have five common pooled funds for qualified plans and another three for personal trust (individual) investors. Each common pooled fund is established for a particular asset class or investment strategy. Each common pooled fund invests in stocks, bonds and/or exchange traded funds (depending on the fund’s strategy), generally selected by a registered investment sub-advisor(s) retained by the Bank to serve the particular common pooled fund. The suite of common pooled funds provides an investor with the ability to diversify across asset classes (e.g., equities, fixed income or real assets) and managers. We also have common pooled funds that invest in ETFs, which provide our investors with the ability to invest in passive portfolios. We believe that the benefit of a common pooled fund is that it provides investors with access to managers that might not be accessible to individual or smaller investors, often at a lower cost than in a mutual fund format. See “Risk Factors—Risks Related to Our Business—The wealth management, trust and brokerage business is highly competitive. If we are not able to compete successfully against current and future competitors, our business, financial condition, and results of operations will be adversely affected” and “Risk Factors—Risks Related to Our Business—Fee revenue will represent a significant portion of our consolidated revenue and is subject to decline, among other things, in the event of a reduction in, or changes to, the level or type of investment activity by our clients and market declines.”

The Bank has retained Tectonic Advisors, which is wholly-owned by us, under a long-term contract to provide investment advisory services in selecting managers and constructing the allocations of the common pooled funds. The

Bank generates fees by providing administrative services to the common pooled funds and providing trust services to the plans and the individual investors. See “Risk Factors—Risks Related to Our Business—A failure to appropriately identify and address potential conflicts of interest could adversely affect our businesses.”

Cain Watters has referred substantially all of the clients of the Bank’s trust department. See “Risk Factors—Risks Related to Our Business—Significant revenues and profits are generated as a result of our relationship with Cain Watters, and a change in the relationship or decline in Cain Watters’ business could adversely affect us” and “Risk Factors—Risks Related to Our Business—The success of our trust services is dependent upon market fluctuations and a non-diversified source for its growth.” Cain Watters specializes in providing financial planning, accounting, tax services to small businesses, principally dental practices. Cain Watters refers certain of its clients to the trust department to provide custodial and fiduciary services for their defined benefit and contribution plans and also their personal assets. Cain Watters is not obligated to make such referrals and refers its clients to other service providers that are competitive with the Bank. The Bank competes on the basis of service and investment performance. However, the Bank and Cain Watters are parties to an agreement which, among other provisions, obligates each party to preserve the other’s business relationship with their mutual clients. This agreement is effective through December 31, 2022, and automatically extends annually thereafter unless terminated by either party. See “Certain Relationships and Related Party Transactions—Other Transactions—TAI-Shared Services Agreement.” The partners of Cain Watters own approximately 32.7% of the Company (approximately % assuming consummation of this offering) and three partners of Cain Watters serve on the board of directors of the Company.

Third Party Administration. In January 2019, the Bank acquired Nolan, a TPA, based in Overland Park, Kansas. Founded in 1979, Nolan provides clients with retirement plan design and administrative services, specializing in independent ministerial recordkeeping, administration, actuarial and design services for retirement plans of small businesses and professional practices. Nolan has clients in 49 states and is the administrator for over 750 retirement plans, 551 of which are also clients of the Bank, which is over 54% of the retirement plans we service in our trust department. We believe that the addition of TPA services will allow us to serve our clients more fully and to attract new clients to our trust platform.

Electronic Banking Services. In addition to traditional lobby services, the Bank offers robust e-banking services, via on-line and mobile devices, to both consumers and businesses. These services include remote check deposits, bill payment, electronic transfer of funds between financial institutions, person-to-person payments, positive pay, as well as traditional internet services such as balance inquiries and internal funds transfers. The Bank provides a courier and mobile banking concierge service throughout the Dallas MSA and offers its customers free usage of any automated teller machine in the world through its debit card. See “Risk Factors-Risks Related to Our Business-The occurrence of fraudulent activity, breaches of our information security, and cybersecurity attacks could adversely affect our ability to conduct our business, manage our exposure to risk or expand our businesses, result in the disclosure or misuse of confidential or proprietary information, increase our costs to maintain and update our operational and security systems and infrastructure, and adversely impact our results of operations, liquidity and financial condition, as well as cause legal or reputational harm.”

Investment Services

General. We provide a variety of investment and insurance services to our clients through one or more subsidiaries, including investment advisory, asset management, stock and bond investments, institutional trading, private investments and access to public offerings and other investments. By providing our clients with a broad array of investment products and services, we believe that we can attract clients seeking differentiated investment solutions and retain them over a longer period of time. These services include:

Investment Advisory. Tectonic Advisors and Sanders Morris are registered investment advisors regulated by the SEC. They provide investment advisory and due diligence services to their respective clients, which are larger in size and require more sophisticated investment expertise and analysis, for an asset-based fee. Tectonic Advisors has approximately $1.9 billion in assets under management and advisement as of September 30, 2018, including the Bank’s $1.3 billion in trust assets. In addition, Sanders Morris had approximately $300 million under advisement, bringing Tectonics’ total assets under advisement to $2.2 billion, as of September 30, 2018.

Tectonic Advisors provides investment advice to the Bank in the management of its $1.3 billion of common pooled funds under a long-term agreement. Pursuant to this agreement, Tectonic Advisors provides investment advice, asset allocation advice and third party manager research for the construction of portfolios. Tectonic Advisors provides advice on approximately eight common pooled funds, which are combined in various manners to develop different portfolios for investors (ranging from a conservative allocation to an aggressive allocation). Tectonic Advisors works with the Bank’s trust department, and its trust committee, in the management of these common pooled funds and portfolios and meets with the trust department and trust committee on a quarterly basis.

In providing investment advisory services to individuals and families, Tectonic’s and Sanders Morris’s financial advisor first determines the risk profile of the investor, which includes the age, investment time horizon, tolerance for risk and investment objectives. Once determined, the financial advisor makes a recommendation on asset allocation and populates each asset class (e.g., domestic equity, international equity, fixed income, etc.) with either mutual funds, exchange traded funds, common stocks and/or bonds to provide exposure to each such asset class. The asset allocation and investments populating each asset class are revisited periodically based on interaction with the client, his or her changing risk profile, investment performance, changing market conditions and/or other factors, as the financial advisor deems appropriate.

In addition, Tectonic Advisors advises Cain Watters, and provides due diligence services, on approximately $502.6 million of assets under management pursuant to a long-term contract. Pursuant to that contract, Tectonic Advisors provides investment advice, asset allocation advice and third party manager research for the construction of portfolios for Cain Watters’ clients. Cain Watters’ clients are mainly small businesses that employ fewer than 10 persons. These businesses are predominantly dental practices. Tectonic Advisors, under the terms of the contract, charges an asset based fee for providing such advice. See “Certain Relationships and Related Party Transactions.” See also “Risk Factors—Risks Related to Our Business—Significant revenues and profits are generated as a result of our relationship with Cain Watters, and a change in the relationship or decline in Cain Watters’ business could adversely affect us” and “Risk Factors—Risks Related to Our Business—The success of our trust services is dependent upon market fluctuations and a non-diversified source for its growth.”

Tectonic Advisors also has a family office team that provides advisory services to ultra-high net worth families. These services include the foregoing investment advisory services, along with guidance on estate planning, philanthropy, financial education for subsequent generations, tax guidance and other services that fit the needs of an ultra-high net worth family. See “Risk Factors—Risks Related to Our Business—The wealth management, trust and brokerage business is highly competitive. If we are not able to compete successfully against current and future competitors, our business, financial condition, and results of operations will be adversely affected,” “Risk Factors—Risks Related to Our Business—Fee revenue will represent a significant portion of our consolidated revenue and is subject to decline, among other things, in the event of a reduction in, or changes to, the level or type of investment activity by our clients and market declines,” “Risk Factors—Risks Related to Our Business—Under-performance, in either relative or absolute terms, may reduce the profitability of our wealth management and advisory business,” and “Risk Factors—Risks Related to Our Business—Our wealth management business is subject to reputational risk.”

Brokerage. Through Sanders Morris, we manage stocks and other securities for high net worth clients on a limited discretionary basis in consideration for brokerage commissions based on trading activity. In addition, we provide institutional trading and other services to money managers, institutions, individuals and family accounts. We also provide clients with access to private investments that are sourced by us in consideration for a placement fee or commission. Finally, we provide access to margin loans offered through our clearing firm (Pershing) and periodically serve as a member of a selling group in public offerings, which we offer for investment to our clients. See “Risk Factors-Risks Related to Our Business-The business operations of Sanders Morris may face limitations due to net capital requirements.”

Sanders Morris is a registered investment advisor regulated by the SEC and a member of FINRA/Securities Investor Protection Corporation, or SIPC. It is headquartered in Houston, Texas. As of September 30, 2018, Sanders Morris has approximately $2.6 million in net tangible capital to support its broker-dealer activities. In addition, Sanders Morris has nearly $1.6 billion in client brokerage assets domiciled at Pershing as of September 30, 2018.

Sanders Morris also serves as a placement agent on a “best efforts” basis of private placements principally of equity and fixed income securities. As a “best efforts” placement agent, Sanders Morris does not take investment risk on whether the transaction closes. Rather, Sanders Morris makes no guarantees as to whether it can raise the capital and only represents that it will use is commercially reasonable efforts to raise the capital. Sanders Morris places these securities with its clients in consideration of a one-time, upfront commission which ranges between 2% and 8% of the dollar amount raised. Sanders Morris has served as a placement agent for 30 years. In so doing, Sanders Morris sources what it believes are quality investment opportunities, conducts due diligence on the investment opportunity and then determines whether the investment is suitable for investors. In many transactions, the senior investment professionals of Sanders Morris invest in the opportunities on the same terms and conditions. Sanders Morris believes that by providing its clients with sound private placements, it has a competitive advantage over many institutions that do not have access to such investments.

Sanders Morris earns revenue by charging fees and trading commissions for managing the investment assets of clients. Fees and trading commissions are typically charged by trading activity. In addition, we also generate a substantial portion of revenue from a traditional, commission-based structure where we earn commissions on client purchase and sale transactions.

Sanders Morris also participates in syndicates of public offerings, typically as a selling group member. As a selling group member, Sanders Morris typically is acting also on a best efforts basis and not as an underwriter. As a selling group member, Sanders Morris places the securities in the public offering with its clients and generates a selling group commission, typically 3% to 4%. Sanders Morris can also participate in public offerings as an underwriter, which means that Sanders Morris takes investment risk on the placement of the securities but earns a higher commission. If Sanders Morris fails to do so, Sanders Morris has to buy the securities on its own balance sheet. As such, FINRA requires Sanders Morris to have a specified amount of capital based on the aggregate value of securities that it is attempting to sell. Then, Sanders Morris, in effect, purchases the securities at a discount to the offering price and then sells the securities to its clients at the offering prices, thereby capturing the spread (typically as much as 6%). Sanders Morris believes that its clients favor receiving allocations to public offering, which is another key differentiator with many of its competitors.

Finally, Sanders Morris has an institutional trading business, which is based on Plano, Texas. This group provides trading, proprietary trading ideas and research, structured solutions and other financial services to clients that include: wealth individuals, registered investment advisors, high net worth families and individuals, money managers, hedge funds and others. This business typically charges a commission on trading activity. It competes on the basis of service and solutions.

Insurance. Through our insurance agency, HWG, we offer personal lines, property and casualty (for small businesses) and life and disability insurance as a broker. HWG is an insurance agency licensed under the state of Texas. HWG generates its commissions through the sale of policies as a broker to clients and also through renewal premiums from past policies sold (and which are renewing). HWG is generating most of its revenues from renewals. HWG recently hired a new President and added to its team to generate new business.

HWG has an agreement with Cain Watters to provide Cain Watters’ clients with insurance products and solutions as a broker. See “Certain Relationships and Related Party Transactions—Other Transactions—Tectonic–CWA Insurance Contribution Agreement.” We believe that Cain Watters clients have a need for disability, life and property and casualty insurance. While the Cain Watters clients are under no obligation to conduct business with us, we believe that over time, we will capture some of these revenues on the basis of familiarity, service and price. We will also have the opportunity to sell insurance as a broker to clients of Sanders Morris, Tectonic Advisors and the Bank. See “Risk Factors—Risks Related to Our Business—If we are unable to sell additional services and products to existing clients or attract new clients in a manner that is cost-effective and assures client success, we will not be able to grow our business, which could adversely affect our results of operations and financial condition.”

Industry Trends. We believe that our platform of investment advisory services, brokerage services, insurance and banking services can be provided directly to clients, but also through intermediaries (such as other registered investor advisors, insurance agents and brokers). Tectonic believes that its platform, after Closing, will be in a position to provide such services over time and is well-positioned to capitalize on the following trends:

•	declining fees for investment advice, insurance services and banking products; consolidation among firms offering financial products and services, which will require financial advisors and others to find new avenues for revenue growth;

•	continued movement by financial advisors from the large institutional platforms to become independent and the need by these advisors for new, differentiated products to sell to their client bases once independent; and
•	market opportunity to provide a holistic financial services platform (including private placement opportunities) to these financial services operators for the benefit of their clients and to offset declining fees elsewhere.

We believe that we have the personnel, relationships and platform to provide such services. However, there can be no assurances that we will be successful in growing its business through providing such services. See “Risk Factors—Risks Related to Our Business—We continue to experience pricing pressures in areas of our business which may impair our future revenue and profitability.”

Our Growth Strategy

We are building an integrated banking and investment services platform that we believe will generate shareholder value through the following initiatives:

•	Lowering client acquisition costs; integration of technology. Client acquisition costs are one of the biggest challenges for financial services firms. By adopting a holistic approach to managing our clients’ financial needs and implementing innovative technology to provide a comprehensive suite of financial products, we believe we can become increasingly profitable on each incremental dollar of revenue generated from the same client because the initial client acquisition cost is spread over more revenues. Accordingly, we will continue to execute on our plan to refer clients across our financial services platform. See “Risk Factors—Risks Related to Our Business—If we are unable to sell additional services and products to existing clients or attract new clients in a manner that is cost-effective and assures client success, we will not be able to grow our business, which could adversely affect our results of operations and financial condition.”
•	Selective acquisitions to further diversify financial products. We believe that we can expand our business through selective acquisitions of companies or talented personnel. We aim to find companies and/or individuals who fit our culture, including our focus on regulatory compliance and managed growth. We will seek acquisitions that expand either the services we offer, the scope of our service offerings and/or our referral sources. We believe that such acquisitions will further solidify our client relationships. See “Risk Factors—Risks Related to Our Business—Acquisitions may subject us to integration risks and other unknown risks.”

In addition to acquiring wealth managers and/or financial services companies that augment or expand the Company’s present lines of business, the Company’s acquisition focus may also include targets that expand the services that the Company provides, such as new lines of business for the Bank and/or the Investment Services segments. These acquisitions may include: banks, specialty finance companies that expand the business lines of the bank (e.g., factoring companies, specialty lending companies, etc.) and/or wealth managers, third party administrators, record-keepers and/or broker-dealers that provide the Company with greater scale, geographic scope and/or new areas of focus. See “Risk Factors—Risks Related to Our Business—New lines of business or new products and services may subject us to additional risks.”

Finally, we will seek to make acquisitions on reasonable terms to ensure proper deployment of, and return on, capital. We believe that we can attract firms and individuals to join us given our reputations in the industry and success in growing financial services firms. Towards that end, we have recently acquired a third party administrator, which will enhance services offered by the Bank’s trust department to its defined contribution and benefit plan clients.

•	Increase lower risk earnings. A significant and growing portion of our income is generated by activities that we believe pose modest to little balance sheet risk and that will provide more resilience during times of economic stress. These activities include: SBA and USDA lending, servicing, advisory income, trust income and brokerage activities. Generally, SBA and USDA loans average higher yields than our non-government guaranteed loan portfolio. We made the strategic decision in May 2017 to retain more of the guaranteed portions of our SBA and USDA loans on balance sheet to augment interest income rather than selling them to generate gains on sale. We anticipate that this percentage of our income will continue to increase in the future, as the impact of retaining more of the guaranteed portion of the SBA and USDA loans continues. See “Risk Factors—Risks Related to Our Business—A governmental shutdown or curtailment of government guaranteed loan programs could affect a segment of our business,” and “Risk Factors—Risks Related to Our Business—We face specific risks associated with retention of unguaranteed portions of SBA loans.”

•	Focus on niche lending areas. We believe that our banking business has been successful by focusing on areas of niche lending, which provide us with the ability to earn an above market interest rate in return for providing superior service, creative financing structures, and expertise in that area of lending. Our first initiative on niche lending involved making loans to dentists and dental practices. We have since expanded to making SBA and USDA loans. Our dental loan and SBA loan platforms allow us to offer loans in all 50 states. We continue to look at niche lending opportunities that allow us to expand our business, as well as for clients that are willing to pay a modest interest rate premium in exchange for superior service and expertise. Our management expertise and corporate structure allow us to explore and execute upon these non-traditional lending strategies that include loan portfolio acquisitions, loan participations, and non-traditional assets that offer above average risk adjusted returns to the Bank.
•	Expand our core deposits and cash sweep program. We have the ability to sweep client cash balances in our trust department (up to the FDIC guaranteed insurance limit) to fund the Bank’s loan portfolio, providing the Bank with a relatively steady, consistent funding source that requires no additional fixed or variable costs like a branch network. We are expanding our trust services to offer participant directed retirement accounts and an FDIC insured investment option, which we believe has the potential to increase the amount of cash available for sweep by the Bank. We also believe that there is significant potential to expand this cash sweep program to the clients of Sanders Morris who, as of September 30, 2018, had approximately $204.8 million in cash or cash equivalent balances domiciled at Pershing. Clients of Sanders Morris or their affiliates had $5.2 million on deposit with the Bank as of September 30, 2018. In return, our trust and brokerage clients receive a market rate of interest on their cash accounts plus a guarantee on such deposits by the FDIC. See “Risk Factors—Risks Related to Our Business—Liquidity risk could adversely affect our ability to fund operations and hurt our financial condition,” “Risk Factors—Risks Related to Our Business—We may not be able to maintain our deposit base or other funding sources” and “Risk Factors—Risks Related to Our Business—We depend on wholesale funding sources, which causes our cost of funds to be higher when compared to other financial institutions and poses future funding risks if placed under Prompt Corrective Action, or PCA, which may require us to liquidate loans.”

Competition

The market for financial services is rapidly changing and intensely competitive and is likely to become more competitive as the number and types of market entrants increases. The Bank competes in both lending and attracting funds with other commercial banks, savings and loan associations, credit unions, consumer finance companies, pension trusts, mutual funds, insurance companies, mortgage bankers and brokers, brokerage and investment banking firms, asset-based nonbank lenders, government agencies and certain other non-financial institutions, which may offer more favorable financing alternatives than the Bank.

In addition, the investment services business (including brokerage, private placements and other financial advice) is highly competitive. The principal competitive factors influencing our businesses are:

•	expertise and quality of the professional staff;
•	reputation in the marketplace;
•	existing client relationships;
•	performance of investment strategies or product offerings;
•	advertising and sales promotion efforts; and
•	types, quality, and price of our products and services.

We compete directly with national and regional full service financial services firms, banks, insurance companies, asset management and advisory firms, on-line and discount brokers, private trust companies, sponsors of mutual funds, venture capital, private equity and hedge funds, and other wealth and asset managers. We believe that our principal competitive advantages include our regional focus and our long-standing relationships with our clients. See “Risk Factors—Risks Related to Our Business—We face intense competition from larger banks and financial institutions that could hurt our business.”

The financial services industry has become considerably more concentrated as many securities firms have either ceased operations, been acquired by, or merged into other firms. Many of these larger firms have significantly greater financial and other resources than we do and can offer their customers more product offerings, lower pricing, broader research capabilities, access to international markets, and other products and services we do not offer, which may give these firms a competitive advantage over us.

As we seek to expand our business, we face competition in the pursuit of clients interested in our services, the recruitment and retention of wealth management professionals, and the identification and acquisition of other wealth management firms that can be integrated into our group.

Our Market Area

We are based in Dallas, Texas, which is our largest market. The Bank’s principal banking markets include Dallas, Tarrant, Denton, Collin and Rockwall counties. However, our business is also national in scope. Our national business includes: banking for small businesses (particularly dental practices), SBA and USDA loans and trust services. In these business lines, we have clients in 49 states, with the highest concentration in Texas.

Within Texas, our primary market areas are the Dallas MSA and the Houston MSA, which rank as the fourth and fifth largest MSAs in the United States as of July 2017, as published by the U.S. Census Bureau. The Houston MSA and Dallas MSA were the first and second, respectively, fastest growing MSAs in the United States from 2010 to 2017, according to the U.S. Census Bureau. See “Risk Factors—Risks Related to Our Business—Our business is concentrated in, and dependent upon, the continued growth and welfare of our primary market, and adverse economic conditions in such market could negatively impact our operations and clients.”

Source: S&P Global Market Intelligence

	2010-2019 Population Change	2019-2024 Projected Population Change
National	6.64%	3.56%
Texas	15.17%	6.95%
Dallas-Fort-Worth-Arlington, TX	17.89%	7.65%
Houston-The Woodlands-Sugar Land, TX	19.80%	8.01%

Properties

Our main office is in a two-story, approximately 33,000 square foot commercial office building located in the Dallas MSA at 16200 Dallas Parkway, Dallas, Texas 75248, which is owned by the Bank. The Bank occupies approximately 45% of the building and leases out the remainder to other tenants.

We also lease space at: (a) 600 Travis, Houston, Texas 77002 comprising 14,402 square feet (expires in April 2021) for offices of Sanders Morris, Tectonic Advisors and HWG, (b) 6900 N. Dallas Parkway, Plano, Texas 75024 comprising 2,646 square feet (expires in December 2020) for offices of Sanders Morris, Tectonic Advisors and HWG, (c) 1330 Lake Robbins Drive, The Woodlands, Texas 77380 comprising 4,829 square feet, which lease expires in December 2020 and is subleased to a third party for approximately $20,000 less per annum than the amount we pay on the lease and (d) 2777 Allen Parkway, Houston, Texas 77019 comprising 2,055 square feet (expires in October 2020) and is subleased to a third party for approximately $20,000 less per annum than the amount we pay on the lease. Management believes that the principal terms of the leases are consistent with prevailing market terms and conditions and that these facilities are in good condition and adequate to meet our current needs.

Employees

We had approximately 86 employees as of September 30, 2018. None of these employees or officers are represented by any collective bargaining unit or is a party to a collective bargaining agreement. We believe our relations with our employees generally are good and have not experienced interruptions of operations due to labor disagreements.

Legal Proceedings

We are involved, from time to time, as plaintiff or defendant in various legal actions arising in the normal course of its business. Based on the information presently available, management believes that the ultimate outcome in such proceedings, in the aggregate, will not have a material adverse effect on the business’s financial condition or results of operations of the Company on a consolidated basis.

SUPERVISION AND REGULATION

Set forth below is a description of the significant elements of the laws and regulations applicable to the Company and its operating subsidiaries. The description is qualified in its entirety by reference to the full text of the statutes, regulations and policies that are described. Moreover, these statutes, regulations and policies are continually under review by the U.S. Congress and state legislatures, and federal and state regulatory agencies. A change in statutes, regulations or regulatory policies applicable to the Company or its operating subsidiaries could have a material effect on our business.

Regulatory Agencies

As a registered bank holding company, the Company is subject to the supervision and regulation of the Federal Reserve and, acting under delegated authority, the Federal Reserve Bank of Dallas, or the Reserve Bank, pursuant to the BHC Act. As a national bank, the Bank is subject to the supervision and regulation of the Office of the Comptroller of the Currency, or the OCC. Sanders Morris is a registered broker-dealer with the SEC and FINRA, and a registered investment advisor with the SEC. Tectonic Advisors is an SEC registered investment advisor. HWG is an insurance agency registered with the TDI.

Bank Holding Company Regulation

BHC Act. As a registered bank holding company, the Company is required to furnish to the Federal Reserve annual and quarterly reports of its operations and may also be required to furnish such additional information and reports as the Federal Reserve or the Reserve Bank may require. The Company elected to become a financial holding company in 2018, as further described under “- Financial Holding Company Status.”

Under the BHC Act, the Company must obtain the prior approval of the Federal Reserve before (i) acquiring direct or indirect ownership or control of any class of voting securities of any bank or bank holding company if, after the acquisition, the Company would directly or indirectly own or control 5% or more of the class; (ii) acquiring all or substantially all of the assets of another bank or bank holding company; or (iii) merging or consolidating with another bank holding company.

Under the BHC Act, any company must obtain the approval of the Federal Reserve prior to acquiring control of the Company or the Bank. For purposes of the BHC Act, “control” is defined as ownership of 25% or more of any class of voting securities of the Company or the Bank, the ability to control the election of a majority of the directors or the exercise of a controlling influence over management or policies of the Company or the Bank.

Change in Bank Control Act. The CBCA and the related regulations of the Federal Reserve require any person or group of persons acting in concert (except for companies required to make application under the BHC Act), to file a written notice with the Federal Reserve before the person or group acquires control of the Company. The CBCA defines “control” as the direct or indirect power to vote 25% or more of any class of voting securities or to direct the management or policies of a bank holding company or an insured bank. A rebuttable presumption of control arises under the CBCA where a person or group controls 10% or more, but less than 25%, of a class of the voting stock of a company or insured bank which is a reporting company under the Exchange Act, such as the Company, or such ownership interest is greater than the ownership interest held by any other person or group.

Permitted Activities. The BHC Act also limits the investments and activities of bank holding companies. In general, a bank holding company is prohibited from acquiring direct or indirect ownership or control of more than 5% of the voting shares of a company that is not a bank or a bank holding company or from engaging directly or indirectly in activities other than those of banking, managing or controlling banks, providing services for its subsidiaries and various non-bank activities that are deemed to be closely related to banking. The activities of the Company are subject to these legal and regulatory limitations under the BHC Act and the implementing regulations of the Federal Reserve.

Volcker Rule. Section 13 of the BHC Act, commonly known as the “Volcker Rule,” generally prohibits insured depository institutions and their affiliates (including their holding companies) from sponsoring or acquiring an ownership interest in certain investment funds, including hedge funds and private equity funds. The Volcker Rule also places restrictions on proprietary trading, which could impact certain hedging activities.

Financial Holding Company Status. A bank holding company may also elect to become a “financial holding company,” by which a qualified bank holding company may engage, directly or through its non-bank subsidiaries, in any activity that is financial in nature or incidental to such financial activity or in any other activity that is complementary to a financial activity and does not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally. A bank holding company can successfully elect to be regulated as a financial holding company if all of its depository institution subsidiaries meet certain prescribed standards pertaining to management, capital adequacy and compliance with the CRA, such as being “well-capitalized” and “well-managed,” and must have a Community Reinvestment Act rating of at least “satisfactory.” Financial holding companies remain subject to regulation and oversight by the Federal Reserve.

If a financial holding company ceases to meet the above requirements, the Federal Reserve’s regulations provide that the financial holding company must enter into an agreement with the Federal Reserve to comply with all applicable capital and management requirements. Until the financial holding company returns to compliance, the Federal Reserve may impose limitations or conditions on its activities, and the company may not commence any of the broader financial activities permissible for financial holding companies or acquire a company engaged in such financial activities without prior approval of the Federal Reserve. Restrictions imposed on a financial holding company’s activities by the Federal Reserve may not necessarily be made known to the public. If the financial holding company does not return to compliance within 180 days, the Federal Reserve may require divestiture of the financial holding company’s depository institutions. Failure to satisfy the financial holding company requirements could also result in loss of financial holding company status.

Source of Strength. In accordance with the Dodd-Frank Act and long-standing Federal Reserve policy, a bank holding company is required to act as a source of financial and managerial strength to any subsidiary bank. The holding company is expected to commit resources to support its subsidiary bank, including at times when the holding company may not be in a financial position to provide such support. A bank holding company’s failure to meet its source-of-strength obligations may constitute an unsafe and unsound practice. The source-of-strength doctrine most directly affects bank holding companies in situations where the bank holding company’s subsidiary bank fails to maintain adequate capital levels.

Sound Banking Practice. The Federal Reserve also has the power to order a bank holding company to terminate any activity or investment, or to terminate its ownership or control of any subsidiary, when it has reasonable cause to believe that the continuation of such activity or investment or such ownership or control constitutes a serious risk to the financial safety, soundness or stability of any subsidiary bank of the bank holding company. For example, a holding company could not impair its subsidiary bank’s soundness by causing it to make funds available to non-banking subsidiaries or their customers if the Federal Reserve believed it not prudent to do so.

The Federal Reserve has the power to assess civil money penalties for unsafe or unsound practices. The Financial Institutions Reform, Recovery and Enforcement Act of 1989, or FIRREA, expanded the Federal Reserve’s authority to prohibit activities of bank holding companies and their non-banking subsidiaries which represent unsafe and unsound banking practices or which constitute violations of laws or regulations. FIRREA increased the amount of civil money penalties, which the Federal Reserve can assess for activities conducted on a knowing and reckless basis, if those activities caused a substantial loss to a depository institution. The penalties can be as high as $1.0 million for each day the activity continues. FIRREA also expanded the scope of individuals and entities against which such penalties may be assessed.

Regulatory Approval for Certain Equity Redemptions. Federal Reserve regulations require a bank holding company to give the Federal Reserve prior notice of any redemption or repurchase of its own equity securities if the consideration to be paid, together with the consideration paid for any repurchases in the preceding year, is equal to 10% or more of the company’s consolidated net worth. There is an exception for bank holding companies that are well-managed, well capitalized and not subject to any unresolved supervisory issues. The Federal Reserve may oppose the transaction if it believes that the transaction would constitute an unsafe or unsound practice or would violate any law or regulation. We believe that the Federal Reserve would permit us to re-finance and/or repay our preferred stock. However, there can be no assurance that the Federal Reserve will permit such re-financing and/or repayment of our preferred stock.

Dividends and Distributions. Dividends and distributions from our subsidiary companies are the Company's principal source of cash revenues. See “Risk Factors-Risks Related to Our Regulatory Environment-Outstanding

preferred stock and indebtedness of the Company’s subsidiaries could reduce the net income available to common shareholders and our earnings per share of common stock.” The Company's earnings and activities are affected by legislation, regulations, local legislative and administrative bodies and decisions of courts in the jurisdictions in which we conduct business. These include limitations on the ability of the Bank to pay dividends to the Company and the Company's ability to pay dividends to its shareholders. Consistent with its policy that bank and financial holding companies should serve as a source of financial strength for their subsidiary banks, it is the policy of the Federal Reserve that bank holding companies should pay cash dividends on common stock only out of income available over the past year and only if prospective earnings retention is consistent with the organization's expected future needs and financial condition. The policy provides that bank holding companies should not maintain a level of cash dividends that undermines the bank holding company's ability to serve as a source of strength to its banking subsidiary. Consistent with such policy, a banking organization should have comprehensive policies on dividend payments that clearly articulate the organization's objectives and approaches for maintaining a strong capital position and achieving the objectives of the policy statement

In 2009, the Federal Reserve issued a supervisory letter providing greater clarity to its policy statement on the payment of dividends by bank holding companies. In this letter, the Federal Reserve stated that when a holding company's board of directors is deciding on the level of dividends to declare, it should consider, among other factors: (i) overall asset quality, potential need to increase reserves and write down assets and concentrations of credit; (ii) potential for unanticipated losses and declines in asset values; (iii) implicit and explicit liquidity and credit commitments, including off-balance sheet and contingent liabilities; (iv) quality and level of current and prospective earnings, including earnings capacity under a number of plausible economic scenarios; (v) current and prospective cash flow and liquidity; (vi) ability to serve as an ongoing source of financial and managerial strength to depository institution subsidiaries insured by the FDIC, including the extent of double leverage and the condition of subsidiary depository institutions; (vii) other risks that affect the holding company's financial condition and are not fully captured in regulatory capital calculations; (viii) level, composition and quality of capital; and (ix) ability to raise additional equity capital in prevailing market and economic conditions, or the Dividend Factors. It is particularly important for a bank holding company's board of directors to ensure that the dividend level is prudent relative to the organization's financial position and is not based on overly optimistic earnings scenarios. In addition, a bank holding company's board of directors should strongly consider, after careful analysis of the Dividend Factors, reducing, deferring or eliminating dividends when the quantity and quality of the holding company's earnings have declined, the holding company is experiencing other financial problems or when the macroeconomic outlook for the holding company's primary profit centers has deteriorated. The Federal Reserve further stated that, as a general matter, a bank holding company should eliminate, defer or significantly reduce its distributions if: (i) its net income is not sufficient to fully fund the dividends; (ii) its prospective rate of earnings retention is not consistent with its capital needs and overall current and prospective financial condition; or (iii) it will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios. Failure to do so could result in a supervisory finding that the bank holding company is operating in an unsafe and unsound manner.

In addition, we are subject to certain restrictions on the making of distributions as a result of the requirement that the Bank maintain an adequate level of capital as described below. As a Texas corporation, we are restricted under the TBOC from paying dividends under certain conditions. Under Texas law, we cannot pay dividends to shareholders if the dividends exceed our surplus or if after giving effect to the dividends, we would be insolvent.

Although we do not intend to initially pay dividends on our common stock, in the event that the Board ever authorizes the payment of a dividend by the Company, any such dividend will be consistent with our capital needs, asset quality and overall financial condition (as a financial holding company). However, there can be no assurance that this will be the case in the future and, if it is found that our dividend is not consistent with our capital needs and/or asset quality or if our financial condition deteriorates, we may not be able to pay dividends on our common stock.

Imposition of Liability for Undercapitalized Subsidiaries. The Federal Deposit Insurance Corporation Act of 1991, or FDICIA, requires bank regulators to take “prompt corrective action” to resolve problems associated with insured depository institutions. In the event an institution becomes “undercapitalized,” it must submit a capital restoration plan. The capital restoration plan will not be accepted by the regulators unless each company “having control of” the undercapitalized institution “guarantees” the subsidiary's compliance with the capital restoration plan until it becomes “adequately capitalized.” For purposes of this statute, the Company has control of the Bank. Under FDICIA, the aggregate liability of all companies controlling a particular institution is limited to the lesser of 5% of the depository institution's total assets at the time it became undercapitalized or the amount necessary to bring the institution into compliance with applicable capital standards. FDICIA grants greater powers to bank regulators in situations where an institution becomes “significantly” or “critically” undercapitalized or fails to submit a capital restoration plan. For example, a bank holding company controlling such an institution can be required to obtain prior Federal Reserve approval of proposed distributions, consent to a merger or divest the troubled institution or other affiliates.

Anti-Tying Restrictions. Bank holding companies and affiliates are prohibited from tying the provision of services, such as extensions of credit, to other services offered by the holding company or its affiliates. While we and our other affiliates offer services, no such services are tied to one another or conditioned upon one another.

Bank Regulation

The Bank is a national bank chartered under the National Bank Act. The Bank is a member of the Federal Reserve. In addition, its deposits are insured by the FDIC to the maximum extent permitted by law. National banks, such as the Bank, are subject to extensive regulation, supervision and examination by the OCC. As an insured depository institution and member bank, the Bank is also subject to regulation by the FDIC and the Federal Reserve, although the OCC is the Bank’s primary federal regulator. The bank regulatory agencies have the power to enforce compliance with applicable banking laws and regulations. These requirements and restrictions include requirements to maintain reserves against deposits, restrictions on the nature and amount of loans that may be made and the interest that may be charged thereon and restrictions relating to investments and other activities of the Bank.

National Banking Associations. Banks organized as national banking associations under the National Bank Act are subject to regulation and examination by the OCC. The supervision and regulation by the OCC is primarily intended to protect the interests of depositors of the Bank, not the Bank’s shareholders. The National Bank Act, among other things:

•	restricts investments and other activities of the Bank;
•	restricts the nature and amount of loans that the Bank may make and the interest that may be charged; and
•	requires the Bank to maintain reserves against deposits.

Deposit Insurance. The FDIC insures the deposits of federally insured banks, such as the Bank, and thrifts, up to prescribed statutory limits for each depositor through the Deposit Insurance Fund, or the DIF, and safeguards the safety and soundness of the banking and thrift industries. The Dodd-Frank Act set the standard maximum deposit insurance amount as $250,000. The amount of FDIC assessments paid by each insured depository institution is based on the Bank’s total assets and its relative risk of default as measured by regulatory capital ratios and other supervisory factors.

In October 2010, the FDIC adopted a new DIF restoration plan to ensure that the DIF reserve ratio reaches 1.35% by September 30, 2020, as required by the Dodd-Frank Act. In August 2016, the FDIC announced that the DIF reserve ratio had surpassed 1.15% as of June 30, 2016. As a result, beginning in the third quarter of 2016, the initial assessment ranges for all institutions were adjusted downward. After the effect of potential base-rate adjustments, the total base assessment rate was reduced for insured institutions with less than $10 billion in total assets to a range of 15 to 30 basis points of total assets on an annualized basis. This adjustment has resulted in slightly lower assessments for the Bank. At least semi-annually, the FDIC will update its loss and income projections for the DIF and, if needed, will increase or decrease assessment rates following notice-and-comment rulemaking. However, if there are additional bank or financial institution failures or if the FDIC otherwise determines to increase assessment rates, the Bank may be required to pay higher FDIC insurance premiums.

Additionally, under the FDIA, the FDIC may terminate deposit insurance upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.

Payment of Dividends. The Company is a legal entity separate and distinct from the Bank. The Company receives most of its revenue from dividends paid to the Company by the Bank and distributions from its other subsidiaries. See “Risk Factors-Risks Related to Our Regulatory Environment-Outstanding preferred stock and indebtedness of the Company’s subsidiaries could reduce the net income available to common shareholders and our earnings per share of common stock.” However, the Bank may be limited in its ability to pay dividends without prior regulatory approval. The Bank is required by federal law to obtain the prior approval of the OCC to declare and pay dividends if the total of all dividends declared in any calendar year would exceed the total of (1) the Bank’s net profits (as defined and interpreted by regulation) for that year plus (2) its retained net profits (as defined and interpreted by regulation) for the preceding two calendar years, less any required transfers to surplus. In addition, the Bank may only pay dividends to the extent that retained net profits (including the portion transferred to surplus) exceed bad debts (as defined by regulation).

The payment of dividends by the Bank is affected by the requirement to maintain adequate capital pursuant to applicable capital adequacy guidelines and regulations, and the Bank is generally prohibited from paying any dividends if, following payment thereof, the institution would be undercapitalized. Notwithstanding the availability of funds for dividends, however, the OCC may prohibit the payment of dividends by the Bank if the OCC determines such payment would constitute an unsafe or unsound practice. In addition, under the Basel III Rule, institutions that seek the freedom to pay dividends will have to maintain the capital conservation buffer.

Regulatory Capital Requirements. Effective January 1, 2015 (with some changes transitioned into full effectiveness over two to four years), the Bank became subject to new capital regulations adopted by the FDIC, which created a new required ratio for common equity Tier 1, or CET1, capital, increased the minimum leverage and Tier 1 capital ratios, changed the risk-weightings of certain assets for purposes of the risk-based capital ratios, created an additional capital conservation buffer over the required capital ratios, and changed what qualifies as capital for purposes of meeting the capital requirements. The Federal Reserve adopted parallel regulations for bank holding companies. These regulations implement the regulatory capital reforms required by the Dodd Frank Act and the “Basel III” requirements.

Under the new capital regulations, the minimum capital level requirements are (i) a CET1 capital ratio of 4.5%; (ii) a Tier 1 capital ratio of 6.0%; (iii) a total capital ratio of 8.0%; and (iv) a Tier 1 leverage ratio of 4.0%. CET1 generally consists of common stock; retained earnings; accumulated other comprehensive income, or AOCI, unless an institution elects to exclude AOCI from regulatory capital; and certain minority interests; all subject to applicable regulatory adjustments and deductions. Tier 1 capital generally consists of CET1 and noncumulative perpetual preferred stock. Tier 2 capital generally consists of other preferred stock and subordinated debt meeting certain conditions plus an amount of the allowance for loan and lease losses up to 1.25% of assets. Total capital is the sum of Tier 1 and Tier 2 capital. See “Risk Factors-Risks Related to Our Business-We will become subject to consolidated capital ratio requirements, and therefore have to hold additional capital, because we will no longer qualify as a small bank holding company as a result of the offering” and “Risk Factors-Risks Related to Our Business-The Bank is, and after the offering we will be, subject to stringent capital requirements that may limit our operations and potential growth.”

In addition to the minimum capital requirements, the Bank must maintain a capital conservation buffer that consists of additional CET1 capital greater than 2.5% of risk-weighted assets above the required minimum levels in order to avoid limitations on paying dividends, repurchasing shares and paying discretionary bonuses. The capital conservation buffer requirement is subject to a phase-in period that began on January 1, 2016 with the requirement for a buffer of greater than 0.625% of risk-weighted assets. This capital conservation buffer increases each year until the capital conservation buffer requirement is fully implemented on January 1, 2019.

The CET1 requirements also changed the risk-weighting of certain assets including a 150% risk weight (up from 100%) for certain high volatility commercial real estate acquisition development and construction loans and for non-residential mortgage loans that are 90 days or more past due or otherwise on non-accrual status; a 20% (up from 0%) credit conversion factor for the unused portion of a commitment with an original maturity of one year or less that is not unconditionally cancellable; and a 250% risk weight (up from 100%) for mortgage servicing rights and deferred tax assets that are not deducted from capital.

As of September 30, 2018, the Bank exceeded all Basel III regulatory minimum capital requirements.

On November 21, 2018, federal regulators released a proposed rulemaking that would, if enacted, provide certain banks and their holding companies with the option to elect out of complying with the Basel III capital requirements. Under the proposal, a qualifying community banking organization would be eligible to elect the community bank leverage ratio framework if it has a community bank leverage ratio, or CBLR, greater than 9% at the time of election.

A qualifying community banking organization, or QCBO, is defined as a bank, savings association, bank holding company or savings and loan holding company with:

•	total consolidated assets of less than $10 billion;
•	total off-balance sheet exposures (excluding derivatives other than credit derivatives and unconditionally cancelable commitments) of 25% or less of total consolidated assets;
•	total trading assets and trading liabilities of 5% or less of total consolidated assets;
•	MSAs of 25% or less of CBLR tangible equity; and
•	temporary difference deferred tax assets of 25% or less of CBLR tangible equity.

A QCBO may elect out of complying with the Basel III capital requirements if, at the time of the election, the QCBO has a CBLR above 9%. The numerator of the CBLR is referred to as “CBLR tangible equity” and is calculated as the QCBO’s total capital as reported in compliance with Call Report and FR Y-9C instructions, or Reporting Instructions, (prior to including non-controlling interests in consolidated subsidiaries) less:

•	accumulated other comprehensive income (referred to in the industry as AOCI);
•	intangible assets, calculated in accordance with the Reporting Instructions, other than mortgage servicing assets; and
•	deferred tax assets that arise from net operating loss and tax credit carry forwards net of any related valuations allowances.

The denominator of the CBLR is the QCBO’s average assets, calculated in accordance with the Reporting Instructions, less intangible assets and deferred tax assets deducted from CBLR tangible equity.

As of September 30, 2018, the Bank would qualify to elect the CBLR framework because it has a CBLR of greater than 9%. The Company will continue to monitor this rulemaking. If and when the rulemaking goes into effect, the Company and the Bank will consider whether it would be possible and advantageous to elect to comply with the community bank leverage ratio framework.

Prompt Corrective Regulatory Action. Under applicable federal statutes, the OCC is required to take “prompt corrective action” if the Bank does not meet specified minimum capital requirements. For these purposes, the law establishes five capital categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. Under the OCC’s prompt corrective action regulations, an institution is deemed to be:

•	“well capitalized” if it has a total capital ratio of 10.0% or greater, a Tier 1 capital ratio of 8.0% or greater, a CET1 capital ratio of 6.5% or greater, a Tier 1 leverage ratio of 5.0% or greater and is not subject to a capital maintenance requirement;
•	“adequately capitalized” if it has a total capital ratio of 8.0% or greater, a Tier 1 capital ratio of 6.0% or greater, a CET1 capital ratio of 4.5% or greater and a Tier 1 leverage ratio of 4.0% or greater;
•	“undercapitalized” if it has a total capital ratio of less than 8.0%, a Tier 1 capital ratio of less than 6.0%, a CET1 capital ratio of less than 4.5% or a Tier 1 leverage ratio of less than 4.0%;
•	“significantly undercapitalized” if it has a total capital ratio of less than 6.0%, a Tier 1 capital ratio of less than 4.0%, a CET1 capital ratio of less than 3.0% or a Tier 1 leverage ratio of less than 3.0%; and
•	“critically undercapitalized” if it has a ratio of tangible equity to total assets that is equal to or less than 2.0%.

If the Bank were to become undercapitalized, it would be subject to growth limitations and would be required to submit a capital restoration plan to the OCC. The OCC may not accept such a plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the Bank’s capital. In addition, for a capital restoration plan to be acceptable, the Company must guarantee that the Bank will comply with such capital restoration plan. If the Bank were to fail to submit an acceptable plan, it would be treated as if it were “significantly undercapitalized.” “Significantly undercapitalized” depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become “adequately capitalized,” requirements to reduce total assets and cessation of receipt of deposits from correspondent banks. “Critically undercapitalized” institutions are subject to the appointment of a receiver or conservator. See “Risk Factors-Risks Related to Our Business-We depend on wholesale funding sources, which causes our cost of funds to be higher when compared to other financial institutions and poses future funding risks if placed under Prompt Corrective Action, or PCA, which may require us to liquidate loans.”

As of September 30, 2018, the Bank qualified as “well capitalized” under the prompt corrective action rules.

Interstate Banking and Branching. Effective June 1, 1997, the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, or the Riegle-Neal Act, amended the Federal Deposit Insurance Act, and certain other statutes, to permit state and national banks with different home states to merge across state lines with approval of the appropriate federal banking agency, unless the home state of a participating bank had passed legislation prior to May 31, 1997 expressly prohibiting interstate mergers. Under the Riegle-Neal Act, once a state or national bank has established branches in a state, that bank may establish and acquire additional branches at any location in the state at which any bank involved in the interstate merger transaction could have established or acquired branches under applicable federal or state law. If a state opts out of interstate branching within the specified time period, no bank in any other state may establish a branch in the state which has opted out, whether through an acquisition or de novo.

However, under the Dodd-Frank Act, the national branching requirements have been relaxed and national banks and state banks are able to establish branches in any state if that state would permit the establishment of the branch by a state bank chartered in that state. The OCC accepts applications for interstate merger and branching transactions, subject to certain limitations on the ages of the banks to be acquired and the total amount of deposits within the state that a bank or financial holding company may control. Since our primary service area is Texas, we do not expect that the ability to operate in other states will have any material impact on our growth strategy. We may, however, face increased competition from out-of-state banks that branch or make acquisitions in our primary markets in Texas.

Restrictions on Transactions with Affiliates. The Bank is subject to the provisions of Section 23A and 23B of the Federal Reserve Act, or the Affiliates Act. Affiliates of a bank include, among other entities, the bank’s holding company and companies that are under common control with the bank. In our case, Tectonic Advisors, Sanders Morris, HWG and Cain Watters are all considered affiliates.

These provisions place limits on the amount of:

•	loans or extensions of credit to affiliates;
•	investments in affiliates;
•	assets that may be purchased from affiliates;
•	the amount of loans or extensions of credit to third parties collateralized by the securities or obligations of affiliates; and
•	the guarantee, acceptance or letter of credit issued on behalf of an affiliate.

The total amount of the above transactions is limited in amount, as to any one affiliate, to 10% of the Bank’s capital and surplus and, as to all affiliates combined, to 20% of the Bank’s capital and surplus. In addition to the limitation on the amount of these transactions, each of the above transactions must also meet specified collateral requirements. The Bank must also comply with other provisions designed to avoid the purchase or acquisition of low-quality assets from affiliates. The Dodd-Frank Act expanded the scope of Section 23A of the Affiliates Act, which now includes investment funds managed by an institution as an affiliate, as well as other procedural and substantive hurdles.

Section 23B of the Affiliates Act, among other things, prohibits the Bank from engaging in any transaction with an affiliate unless the transaction is on terms substantially the same, or at least as favorable to the bank or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies.

Loans to Insiders. Under federal law, the Bank is also subject to restrictions on extensions of credit to its executive officers, directors, principal shareholders and their related interests. These extensions of credit (1) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties, (2) must follow credit underwriting procedures at least as stringent as those applicable to comparable transactions with third parties, and (3) must not involve more than the normal risk of repayment or present other unfavorable features. The Dodd-Frank Act expanded coverage of transactions with insiders by including credit exposure arising from derivative transactions (which are also covered by the expansion of Section 23A of the Affiliates Act). The Dodd-Frank Act prohibits an insured depository institution from purchasing or selling an asset to an executive officer, director, or principal shareholder (or any related interest of such a person) unless the transaction is on market terms, and, if the transaction exceeds 10% of the institution’s capital, it is approved in advance by a majority of the disinterested directors.

Commercial Real Estate Lending Concentrations. The federal banking agencies, including the OCC, have promulgated guidance governing financial institutions with concentrations in commercial real estate lending. The guidance provides that a bank has a concentration in commercial real estate lending if (i) total reported loans for construction, land development, and other land represent 100% or more of total capital or (ii) total reported loans secured by multifamily and non-farm nonresidential properties (excluding loans secured by owner-occupied properties) and loans for construction, land development, and other land represent 300% or more of total capital and the bank’s commercial real estate loan portfolio has increased 50% or more during the prior 36 months. If a concentration is present, management must employ heightened risk management practices that address the following key elements: including board and management oversight and strategic planning, portfolio management, development of underwriting standards, risk assessment and monitoring through market analysis and stress testing, and maintenance of increased capital levels as needed to support the level of commercial real estate lending. On December 18, 2015, the federal banking agencies jointly issued a “statement on prudent risk management for commercial real estate lending.” As of September 30, 2018, the Company did not exceed the levels to be considered to have a concentration in commercial real estate lending and believes its credit administration to be consistent with the recently published policy statement.

Brokered Deposit Restrictions. Well capitalized institutions are not subject to limitations on brokered deposits, while an adequately capitalized institution is able to accept, renew or roll over brokered deposits only with a waiver from the FDIC and are subject to certain restrictions on the yield paid on such deposits. Undercapitalized institutions are generally not permitted to accept, renew, or roll over brokered deposits. As of September 30, 2018, the Bank qualified as “well capitalized” for purposes of the brokered deposit restrictions.

Technology Risk Management and Consumer Privacy. Federal banking regulators have issued various policy statements emphasizing the importance of technology risk management and supervision in evaluating the safety and soundness of depository institutions with respect to banks that contract with outside vendors to provide data processing and core banking functions. The use of technology-related products, services, delivery channels and processes exposes a bank to various risks, particularly operational, privacy, security, strategic, reputation and compliance risk. Banks are generally expected to prudently manage technology-related risks as part of their comprehensive risk management policies by identifying, measuring, monitoring and controlling risks associated with the use of technology. See “Risk Factors-Risks Related to Our Regulatory Environment-We face a risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations,” “Risk Factors-Risks Related to Our Regulatory Environment-Regulations relating to privacy, information security and data protection could increase our costs, affect or limit how we collect and use personal information and adversely affect our business opportunities” and “Risk Factors-Risks Related to Our Business-The occurrence of fraudulent activity, breaches of our information security, and cybersecurity attacks could adversely affect our ability to conduct our business, manage our exposure to risk or expand our businesses, result in the disclosure or misuse of confidential or proprietary information, increase our costs to maintain and update our operational and security systems and infrastructure, and adversely impact our results of operations, liquidity and financial condition, as well as cause legal or reputational harm.”

Under Section 501 of the Gramm-Leach-Bliley Act, or the GLBA, the federal banking agencies have established appropriate standards for financial institutions regarding the implementation of safeguards to ensure the security and confidentiality of customer records and information, protection against any anticipated threats or hazards to the security or integrity of such records and protection against unauthorized access to or use of such records or information in a way that could result in substantial harm or inconvenience to a customer. Among other matters, the rules require each bank to implement a comprehensive written information security program that includes administrative, technical and physical safeguards relating to customer information.

Under the GLBA, a financial institution must also provide its customers with a notice of privacy policies and practices. Section 502 prohibits a financial institution from disclosing nonpublic personal information about a customer to nonaffiliated third parties unless the institution satisfies various notice and opt-out requirements and the customer has not elected to opt out of the disclosure. Under Section 504, the agencies are authorized to issue regulations as necessary to implement notice requirements and restrictions on a financial institution’s ability to disclose nonpublic personal information about customers to nonaffiliated third parties. Under the final rule the regulators adopted, all banks must develop initial and annual privacy notices which describe in general terms the bank’s information sharing practices. Banks that share nonpublic personal information about customers with nonaffiliated third parties must also provide customers with an opt-out notice and a reasonable period of time for the customer to opt out of any such disclosure (with certain exceptions). Limitations are placed on the extent to which a bank can disclose an account number or access code for credit card, or deposit or transaction accounts to any nonaffiliated third party for use in marketing.

Anti-Money Laundering. Under federal law, including the Bank Secrecy Act, or the BSA, and Title III of the USA PATRIOT Act, certain types of financial institutions, including insured depository institutions, must maintain anti-money laundering programs that include established internal policies, procedures and controls; a designated compliance officer; an ongoing training program; and testing of the program by an independent audit function. Financial institutions are restricted from entering into specified financial transactions and account relationships and must meet enhanced standards for due diligence, client identification and recordkeeping, including in their dealings with non-U.S. financial institutions and non-U.S. clients. Financial institutions must take reasonable steps to conduct enhanced scrutiny of account relationships to guard against money laundering and to report any suspicious information maintained by financial institutions. On May 10, 2016, the Financial Crimes Enforcement Network issued a final rule regarding customer due diligence requirements for covered financial institutions in connection with their Bank Secrecy act and anti-money laundering policies. The final rule adds a requirement that banks understand the nature and purpose of customer relationships and identify the “beneficial owner” of legal entity customers. The formal implementation date was May 11, 2018. Bank regulators routinely examine institutions for compliance with these obligations and they must consider an institution's anti-money laundering compliance when considering regulatory applications filed by the institution, including applications for banking mergers and acquisitions. The regulatory authorities have imposed “cease and desist” orders and civil money penalty sanctions against institutions found to be violating these obligations.

Office of Foreign Assets Control Regulation. The United States has imposed economic sanctions that affect transactions with designated foreign countries, nationals and others. These are typically known as the OFAC rules based on their administration by OFAC. The OFAC-administered sanctions targeting countries take many different forms. Generally, however, they contain one or more of the following elements: (i) restrictions on trade with, or investment in, a sanctioned country, including prohibitions against direct or indirect imports from and exports to a sanctioned country and prohibitions on “U.S. persons” engaging in financial transactions relating to making investments in, or providing investment-related advice or assistance to, a sanctioned country; and (ii) the blocking of assets in which the government or specially designated nationals of the sanctioned country have an interest by prohibiting transfers of property subject to U.S. jurisdiction (including property in the possession or control of U.S. persons). Blocked assets (e.g., property and bank deposits) cannot be paid out, withdrawn, set off or transferred in any manner without a license from OFAC. The Bank is responsible for, among other things, blocking accounts of, and transactions with, such targets and countries, prohibiting unlicensed trade and financial transactions with them and reporting blocked transactions after their occurrence. Failure to comply with these sanctions could have serious legal and reputational consequences.

Consumer Financial Protection Bureau. The CFPB was created under the Dodd-Frank Act to centralize responsibility for consumer financial protection with broad rulemaking, supervision and enforcement authority over a wide range of consumer protection laws that apply to all banks and thrifts, including the Equal Credit

Opportunity Act, Truth in Lending Act, or TILA, Real Estate Settlement Procedures Act, Fair Credit Reporting Act, Home Mortgage Disclosure Act, Truth in Savings Act, Fair Debt Collection Act, the consumer financial privacy provisions of the GLBA and certain other statutes. Banking institutions with total assets of $10.0 billion or less, such as the Bank, remain subject to the supervision and enforcement of their primary federal banking regulator with respect to the federal consumer financial protection laws and such additional regulations as may be adopted by the CFPB.

Community Reinvestment Act. The CRA is intended to encourage banks to help meet the credit needs of their entire communities, including low- and moderate-income neighborhoods, consistent with safe and sound operations. The regulators examine banks and assign each bank a public CRA rating. The CRA then requires bank regulators to take into account the bank's record of meeting the needs of its community when considering certain applications by a bank, including applications to establish a banking center or to conduct certain mergers or acquisitions. The Federal Reserve is also required to consider the CRA records of a bank holding company's controlled banks when considering an application by the bank holding company to acquire a bank or to merge with another bank holding company. An unsatisfactory CRA record could substantially delay approval or result in denial of an application. See “Risk Factors-Risks Related to Our Regulatory Environment-We are subject to numerous laws designed to protect consumers, including the Community Reinvestment Act of 1977, or the CRA, and fair lending laws, and failure to comply with these laws could lead to a wide variety of sanctions.”

Regulation Z. On April 5, 2011, the Federal Reserve’s final rule on loan originator compensation and steering (Regulation Z) became final. Regulation Z is more commonly known as the regulation that implements TILA. Regulation Z address two components of mortgage lending, i.e., loans secured by a dwelling, and implements restrictions and guidelines for: (i) prohibited payments to loan originators, and (ii) prohibitions on steering. Under Regulation Z, a creditor is prohibited from paying, directly or indirectly, compensation to a mortgage broker or any other loan originator that is based on a mortgage transaction’s terms or conditions, except the amount of credit extended, which is deemed not to be a transaction term or condition. In addition, Regulation Z prohibits a loan originator from “steering” a consumer to a lender or a loan that offers less favorable terms in order to increase the loan originator’s compensation, unless the loan is in the consumer’s interest. Regulation Z also contains a record-retention provision requiring that, for each transaction subject to Regulation Z, the financial institution maintain records of the compensation it provided to the loan originator for that transaction as well as the compensation agreement in effect on the date the interest rate was set for the transaction. These records must be maintained for two years.

UDAP and UDAAP. Recently, banking regulatory agencies have increasingly used a general consumer protection statute to address “unethical” or otherwise “bad” business practices that may not necessarily fall directly under the purview of a specific banking or consumer finance law. The law of choice for enforcement against such business practices has been Section 5 of the Federal Trade Commission Act—the primary federal law that prohibits unfair or deceptive acts or practices and unfair methods of competition in or affecting commerce, or the UDAP or FTC Act. “Unjustified consumer injury” is the principal focus of the FTC Act. Prior to the Dodd-Frank Act, there was little formal guidance to provide insight into the parameters for compliance with the UDAP law. However, the UDAP provisions have been expanded under the Dodd-Frank Act to apply to “unfair, deceptive or abusive acts or practices,” or UDAAP, which has been delegated to the CFPB for supervision. The CFPB has published its first supervision and examination manual that addresses compliance with, and the examination of, UDAAP.

Other Regulations. The Bank’s operations are also subject to various federal laws such as the:

•	Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;
•	Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;
•	Fair Credit Reporting Act of 1978 and its amendment, the Fair and Accurate Credit Transactions Act of 2003, governing the use and provision of information to credit reporting agencies;
•	Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies;

•	Right to Financial Privacy Act, which imposes a duty to maintain the confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records; and
•	Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve to implement that act, which govern automatic deposits to, and withdrawals from, deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services.

Regulatory Reform and Legislation. From time to time, various legislative and regulatory initiatives are introduced in Congress, as well as by regulatory agencies. Such initiatives may include proposals to expand or contract the powers of bank holding companies and depository institutions or proposals to substantially change the financial institution regulatory system. Such legislation could change banking statutes and the operating environment of the Company or Bank in substantial and unpredictable ways. If enacted, such legislation could increase or decrease the cost of doing business, limit or expand permissible activities or affect the competitive balance among banks, savings associations, credit unions and other financial institutions. The Company cannot predict whether any such legislation will be enacted, and, if enacted, the effect that it, or any implementing regulations, would have on the financial condition or results of operations of the Company. A change in statutes, regulations or regulatory policies applicable to the Company or our subsidiaries could have a material effect on the Company’s business, financial condition and results of operations.

Effect of Governmental Monetary Policies. The commercial banking business is affected not only by general economic conditions but also by the monetary policies of the Federal Reserve. Some of the instruments of monetary policy available to the Federal Reserve include changes in the discount rate on member bank borrowings, the fluctuating availability of borrowings at the “discount window,” open market operations, the imposition of, and changes in, reserve requirements against member banks’ deposits and assets of foreign branches, the imposition of, and changes in, reserve requirements against certain borrowings by banks and their affiliates and the placing of limits on interest rates that member banks may pay on time and savings deposits. Such policies influence to a significant extent the overall growth of bank loans, investments and deposits as well as the interest rates charged on loans or paid on time and savings deposits. We cannot predict the nature of future fiscal and monetary policies and the effect of such policies on our future business and our earnings.

Broker-Dealer Regulation

The securities industry is heavily regulated. The SEC is responsible for the administration of the federal securities laws and serves as a supervisory body over all national securities exchanges and associations. The regulation of broker-dealers has, to a large extent, been delegated by the federal securities laws to the FINRA and other self-regulatory organizations, or SROs. These SROs include, among others, all the national securities and commodities exchanges and the FINRA. Subject to approval by the SEC and certain other regulatory authorities, SROs adopt rules that govern the industry and conduct periodic examinations of the operations of our broker-dealer subsidiary. Sanders Morris is registered in all 50 states and is also subject to regulation under the laws of these jurisdictions. See “Risk Factors-Risks Related to Our Regulatory Environment-Sanders Morris and Tectonic Advisors are subject to substantial regulation. If we fail to comply with applicable requirements, our business will be adversely affected” and “Risk Factors-Risks Related to Our Business-The business operations of Sanders Morris may face limitations due to net capital requirements.”

Broker-Dealer Net Capital Rules. As a registered broker-dealer and member of FINRA, Sanders Morris is subject to certain net capital requirements of Rule 15c3-1 under the Exchange Act. The net capital rules, which specify minimum net capital requirements for registered broker-dealers, are designed to measure the financial soundness and liquidity of broker-dealers. Failure to maintain the required net capital may subject a firm to suspension or revocation of registration by the SEC and suspension or expulsion by other regulatory bodies, and ultimately may require its liquidation. Further, a decline in a broker-dealer’s net capital below certain “early warning levels,” even though above minimum capital requirements, could cause material adverse consequences for the broker-dealer. Sanders Morris conducts business on a national basis as introducing firms, using a third-party firm for securities clearing and custody functions.

Broker-Dealer Supervision. Sanders Morris is subject to other rules and regulations covering all aspects of the securities business, including sales and trading practices, public offerings, use and safekeeping of clients’ funds and securities, recordkeeping and reporting, and the conduct of directors, officers and employees. Broker-dealers are also regulated by state securities administrators in those jurisdictions where they do business. Compliance with many of the rules and regulations applicable to us involves a number of risks because the rules and regulations are subject to varying interpretations. Regulators make periodic examinations and review annual, monthly and other reports on Sanders Morris operations, track record and financial condition. Violations of rules and regulations governing a broker-dealer’s actions could result in censure, penalties and fines, the issuance of cease-and-desist orders, the suspension or expulsion from the securities industry of such broker-dealer or its officers or employees, or other similar adverse consequences. The rules of the Municipal Securities Rulemaking Board, which are enforced by the SEC and FINRA, apply to the municipal securities activities of Sanders Morris.

Anti-Money Laundering. Sanders Morris, like the Bank, is subject to the BSA and the USA PATRIOT Act. These acts contain anti-money laundering and financial transparency laws and mandate the implementation of various regulations applicable to broker-dealers and other financial services companies. Sanders Morris, like the Bank, has established policies, procedures and systems designed to comply with these regulations.

Securities Investor Protection Corporation. As a registered broker-dealer and FINRA member organization, Sanders Morris is required by federal law to belong to the SIPC which provides, in the event of the liquidation of a broker-dealer, protection for securities held in customer accounts held by the firm of up to $500,000 per customer, subject to a limitation of $250,000 on claims for cash balances. SIPC is principally funded through assessments on registered broker-dealers. SIPC protection does not insure against fluctuations in the market value of securities.

Investment Advisor Regulation

As registered investment advisors under the Advisers Act, Tectonic Advisors and Sanders Morris are subject to the requirements of regulations under both the Advisers Act and certain state securities laws and regulations. Such requirements relate to, among other things, limitations on the ability of investment advisors to charge performance-based or non-refundable fees to clients, record-keeping and reporting requirements, disclosure requirements, limitations on principal transactions between an advisor or its affiliates and advisory clients, and general anti-fraud prohibitions. See “Risk Factors-Risks Related to Our Regulatory Environment-Sanders Morris and Tectonic Advisors are subject to substantial regulation. If we fail to comply with applicable requirements, our business will be adversely affected.”

ERISA. Certain of our subsidiaries are subject to the Employee Retirement Income Security Act, or ERISA, and Sections 4975(c)(1)(A), (B), (C) or (D) of the Internal Revenue Code of 1986, as amended, or the Code, and to regulations promulgated thereunder, insofar as they are a “fiduciary” under ERISA with respect to benefit plan clients or otherwise deal with benefit plan clients. ERISA and applicable provisions of the Code impose certain duties on persons who are fiduciaries under ERISA, prohibit certain transactions involving ERISA plan clients (including, without limitation, employee benefit plans (as defined in Section 3(3) of ERISA), individual retirement accounts and Keogh plans) and provide monetary penalties for violations of these prohibitions.

Investment Advisor Supervision. The SEC is authorized to institute proceedings and impose sanctions for violations of the Advisers Act, ranging from fines and censure to termination of an investment adviser’s registration. Investment advisers also are subject to certain state securities laws and regulations. Non-compliance with the Advisers Act or other federal and state securities laws and regulations could result in investigations, sanctions, disgorgement, fines or other similar consequences.

Insurance Regulation

HWG is an insurance agency registered with the TDI. It provides life, disability, property and casualty insurance to clients.

Capital Standards. HWG is subject to risk-based capital standards and other minimum capital and surplus requirements imposed under the laws of Texas (and other states where HWG may eventually conduct business). The risk-based capital standards, based upon the Risk-Based Capital Model Act adopted by the National Association of Insurance Commissioners, or NAIC, require HWG to report its results of risk-based capital calculations to state departments of insurance and the NAIC. These risk-based capital standards provide for different levels of regulatory attention depending upon the ratio of an insurance company’s total adjusted capital, as calculated in accordance with NAIC guidelines, to its authorized control level risk-based capital. Authorized control level risk-based capital is determined by applying the NAIC’s risk-based capital formula, which measures the minimum amount of capital that an insurance company needs to support its overall business operations.

Supervision. Any failure by HWG to meet the applicable risk-based capital or minimum statutory capital requirements or the writings ratio limitations imposed by the laws of Texas (or a failure to meet any other applicable laws) could subject it to further examination or corrective action imposed by the TDI, including limitations on our writing of additional business, state supervision or liquidation. Any changes in existing risk-based capital requirements, minimum statutory capital requirements or applicable writings ratios may require us to increase our HWG statutory capital levels.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION OF T ACQUISITION

This section presents management’s perspective on our financial condition and results of operations. The following discussion and analysis should be read in conjunction with the “T Acquisition Selected Historical Consolidated Financial and Operating Information,” and our consolidated financial statements and related notes included elsewhere in this prospectus. To the extent that this discussion describes prior performance, the descriptions relate only to the periods listed, which may not be indicative of our future financial outcomes. The summary consolidated statements of operations data for the periods ended September 30, 2018 and 2017 and the summary consolidated balance sheet data as of September 30, 2018 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited consolidated financial data on the same basis as the audited consolidated financial statements. The unaudited consolidated financial data includes, in our opinion, all adjustments of a normal, recurring nature that we consider necessary for a fair statement of the financial information set forth in those statements. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause results to differ materially from management’s expectations. Factors that could cause such differences are discussed in the sections of this prospectus entitled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.” We assume no obligation to update any of these forward-looking statements.

Explanatory Note – Predecessor and Successor Results Combined for Periods Ending September 30, 2017

On May 15, 2017, T Bancshares, or Predecessor, as the context requires, was acquired by T Acquisition, or the Company or Successor, as the context requires. We applied purchase accounting on such date. See Note 18 “Acquisition and Asset Purchase” in the audited financial statements of the Company, found elsewhere in this prospectus, for additional discussion regarding the acquisition, including purchase accounting adjustments.

The period from January 1, 2017 through May 15, 2017 relates to the Predecessor, or Predecessor Period, and the period from May 16, 2017 through September 30, 2017 relates to the Successor, or Successor Period. In each case, the principal operating subsidiary of each of the Predecessor and Successor was the Bank, which operated without interruption both before and after the acquisition. Accordingly, to assist with the period-to-period comparison, we have combined these periods as a sum of the amounts without any other adjustments and refer to the combined period as the combined period ended September 30, 2017. Unless otherwise indicated, all results presented for the period ended September 30, 2017 represent the combined period ended September 30, 2017. This combination does not comply with GAAP or with the rules for pro forma presentation, but is used to make period to period comparisons more meaningful.

General

We are a financial holding company headquartered in Dallas, Texas and our principal operating subsidiary is the Bank. The Company was established in October 2016 for the purpose of acquiring T Bancshares and the Bank pursuant to the terms of an Agreement and Plan of Merger, dated November 10, 2016, between the Company and T Bancshares, and joined in by Tectonic Advisors. The acquisition was completed on May 15, 2017.

We believe we can effectively compete as a community bank in our market area and the niche markets we serve. We focus our marketing efforts in three areas. We serve our local geographic market which is the Dallas, Tarrant, Denton, Collin and Rockwall counties which encompass an area commonly referred to as the Dallas/Fort Worth metropolitan area. We serve the dental and other health professional industries through a centralized loan and deposit platform that operates out of our main office in Dallas, Texas. In addition, the Bank serves the small business community by offering loans guaranteed by the SBA or the USDA.

We offer a broad range of commercial and consumer banking services primarily to small to medium-sized businesses and their employees. Because of our technological capabilities, including worldwide free automated teller machine, or ATM, withdrawals, sophisticated online banking capabilities, electronic funds transfer capabilities, and economical remote deposit solutions, we believe we can be the primary bank for most customers no matter where they are located. We believe that meeting the needs of our customers and making their banking experience more efficient leads to increased customer loyalty. In addition to our traditional banking services, we offer trust services to individuals and benefit plans.

The Bank also offers traditional fiduciary services primarily to clients of Cain Watters. The Bank, Cain Watters, and Tectonic Advisors have entered into an advisory services agreement related to the trust operations of the Bank. We are able to utilize relatively low cost deposits provided by our trust activities to fund additional loan growth. The amount of deposits available to us while maintaining full FDIC insurance protection for our trust customers has consistently exceeded $22 million for the last three years. We anticipate the trust custodial deposits to be relatively low cost.

2018 Financial Highlights

Net income was $2.4 million for the nine months ended September 30, 2018, or approximately 8% higher, when compared to $2.2 million for nine months ended September 30, 2017. For the period from January 1, 2017 to May 15, 2017, return on average assets for the Predecessor was 1.25% and return on average equity was 8.99%. For the period from May 16, 2017 to December 31, 2017, return on average assets for the Successor was 1.15% and return on average equity was 12.29%.

Net interest income was $7.8 million for the nine months ended September 30, 2018, or 7.3% higher, when compared to $7.3 million for the nine months ended September 30, 2017. The increase was primarily due to an increase in average interest-earning assets during 2018. Net interest margin decreased from 4.44% for the nine months ended September 30, 2017 to 4.05% for the nine months ended September 30, 2018.

Non-interest income for the nine months ended September 30, 2018 totaled $7.5 million, compared to $9.0 million for the nine months ended September 30, 2017, which was almost entirely due to a $1.5 million decline in revenues from gain on sale of SBA loans for the periods indicated.

Non-interest expense for the nine months ended September 30, 2018 totaled $11.6 million, compared to $13.0 million for the nine months ended September 30, 2017. The decrease was due to $1.2 million in the change of control payments and $432 thousand for the success fee incurred by the Predecessor in connection with the acquisition, partially offset by higher operating expenses in 2018, including: (a) higher trust advisory expenses resulting from higher trust assets on the platform and (b) higher salaries and expenses for the Bank relating to additional hiring to support the trust platform growth and expansion in 2018.

A provision for loan loss of $643 thousand was recorded for the nine months ended September 30, 2018, compared to $215 thousand for the nine months ended September 30, 2017. There were net charge-offs of $252 thousand for the nine months ended September 30, 2018, compared to net charge-offs of $1 thousand for the nine months ended September 30, 2017.

Total assets grew by $16.7 million, or 6.1%, to $290.2 million at September 30, 2018, from $273.5 million at December 31, 2017. This increase was due to an increase in commercial and SBA loans. Our loans held for investment, net of allowance for loan losses increased $29.2 million, or 14.7%, to $228.1 million as of September 30, 2018, compared to $198.9 million as of December 31, 2017, offset by a decrease of $5.8 million in loans held for sale, a decrease of $2.7 in cash and cash equivalents, and a decrease of $2.6 million in investments. At September 30, 2018, the Company’s loan portfolio consisted of approximately $75.9 million, or 33.3% of the loan portfolio, in loans to dentists and dental practices. Substantially all loans are secured by specific collateral, including business assets, consumer assets, and commercial real estate.

Shareholders’ equity increased $2.4 million, or 9.8%, from December 31, 2017 to September 30, 2018.

Financial Condition

Investment Securities. The primary purpose of the Company’s investment portfolio is to provide a source of earnings for liquidity management purposes, to provide collateral to pledge against borrowings, and to control interest rate risk. In managing the portfolio, the Company seeks to attain the objectives of safety of principal, liquidity, diversification, and maximized return on investment.

At September 30, 2018, securities available for sale consisted of U.S. government agency securities and mortgage-backed securities guaranteed by U.S. government agencies. Securities held to maturity consisted of Property Assessed Clean Energy investments. These investment contracts or bonds, located in California and Florida, originate under a contractual obligation between the property owners, the local county administration and a third-party administrator and sponsor. The assessments are created to fund the purchase and installation of energy saving improvements to the property, such as solar panels. Generally, as a property assessment, the total assessment is repaid in installments over a period of 10 – 15 years by the then current property owner(s). Each installment is collected by the county tax collector where the property is located. The assessments are an obligation of the property. Each assessment is equal in priority to the other property taxes and assessments associated with the property, including local school, city and county ad-valorem taxes.

Restricted securities consisted of Reserve Bank stock, having an amortized cost and fair value of $980,450 as of September 30, 2018 and December 31, 2017, and FHLB stock, having an amortized cost and fair value of $939,300 and $782,300 as of September 30, 2018 and December 31, 2017, respectively.

The weighted average yield for total securities was 4.23% for the nine months ended September 30, 2018, compared to 3.94% for the nine months ended September 30, 2017.

The following presents the amortized cost and fair values of the securities portfolio as of the dates indicated:

	As of September 30, 2018		As of December 31, 2017
(In thousands)	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Securities available for sale:
U.S. government agencies	$7,272	$6,956	$7,725	$7,663
Mortgage-backed securities	2,593	2,522	2,832	2,821
Total securities available for sale	$9,865	$9,478	$10,557	$10,484

Securities held to maturity:
Property assessed clean energy	$7,811	$7,811	$9,529	$9,529

Securities, restricted:
Other	$1,920	$1,920	$1,763	$1,763

The following tables summarize the maturity distribution schedule with corresponding weighted-average yields of securities available for sale and securities held to maturity as of September 30, 2018. Yields are calculated based on amortized cost. Mortgage-backed securities are included in maturity categories based on their stated maturity date. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations. Other securities classified as restricted include stock in the FRB and the FHLB, which have no maturity date. These securities have been included in the total column only and are not included in the total yield.

	Maturing
	One Year or Less		After One Year Through Five Years		After Five Years Through Ten Years		After Ten Years		Total
(In thousands, except percentages)	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Securities available for sale:
U.S. government agencies	$—	—%	$2,909	2.24%	$3,967	2.62%	$396	3.62%	$7,272	2.52%
Mortgage-backed securities	—	—	—	—	1,336	2.66	1,257	2.58	2,593	2.62
Total	$—	—%	$2,909	2.24%	$5,303	2.63%	$1,653	2.83%	$9,865	2.55%
Securities held to maturity:
Property assessed clean energy	$—	—%	$137	4.53%	$3,987	5.84%	$3,687	7.24%	$7,811	6.48%
Securities, restricted:
Other	$—	—%	$—	—%	$—	—%	$—	—%	$1,920	—%

Loan Portfolio Composition. Total loans held for investment, excluding allowance for loan losses, increased $29.6 million, or 14.9%, to $228.9 million at September 30, 2018, compared to $199.3 million at December 31, 2017. Commercial and industrial loans comprise the largest group of loans in our portfolio amounting to $91.1 million, or 39.8% of the total loan portfolio, at September 30, 2018, compared to $86.6 million, or 43.4% of the total loan portfolio, at December 31, 2017. At September 30, 2018, SBA loans totaled $85.4 million, or 37.3% of the total loan portfolio, compared to $70.3 million, or 35.3%, at December 31, 2017. At September 30, 2018, commercial and construction real estate loans totaled $38.1 million, or 16.6% of the total loan portfolio, compared to $27.7 million, or 13.9%, at December 31, 2017. The following table sets forth the composition of our loans held for investment:

(In thousands, except percentages)	September 30, 2018		December 31, 2017
Commercial and industrial	$91,138	39.8%	$86,552	43.4%
Consumer installment	3,362	1.5%	4,483	2.3%
Real estate – residential	7,511	3.3%	6,826	3.4%
Real estate – commercial	33,345	14.6%	19,203	9.6%
Real estate – construction and land	4,725	2.0%	8,477	4.3%
SBA 7(a) guaranteed	28,923	12.6%	11,826	5.9%
SBA 7(a) unguaranteed	42,192	18.4%	41,373	20.8%
SBA 504	14,333	6.3%	17,109	8.6%
USDA	3,378	1.5%	3,415	1.7%
Other	—	—%	2	—%
Total Loans	$228,907	100.0%	$199,266	100.0%

The Company records the guaranteed portion of the SBA 7(a) and USDA loans as held for sale at the lower of cost or fair value. Loans held for sale totaled $10.3 million at September 30, 2018, and $16.1 million at December 31, 2017. During the nine months ended September 30, 2018, the Company elected to reclassify $17.6 million of the SBA loans held for sale to held for investment. The Company determined that holding these loans provides better long-term risk adjusted returns than selling the loans.

Loan concentrations are considered to exist when there are amounts loaned to multiple borrowers engaged in similar activities that would cause them to be similarly impacted by economic or other conditions. At September 30, 2018, our loan portfolio included $75.9 million of loans, approximately 33.3% of our total funded loans, to the dental industry, as compared to $70.1 million, or 35.3% of total funded loans, at December 31, 2017. We believe that these loans are to creditworthy borrowers and are diversified geographically. As new loans are generated to replace loans which have been paid off or reduced as a result of payments, the percentage of the total loan portfolio creating the foregoing concentration may remain constant, thereby continuing the risk associated with industry concentration.

As of September 30, 2018, 40.8% of the loan portfolio, or $93.4 million, matures or re-prices within one year or less. The following table presents the contractual maturity ranges for commercial, consumer and real estate loans outstanding at September 30, 2018 and December 31, 2017, and also presents for each maturity range the portion of loans that have fixed interest rates or variable interest rates over the life of the loan in accordance with changes in the interest rate environment as represented by the base rate:

(In thousands)	As of September 30, 2018
		Over 1 Year through 5 Years		Over 5 Years
	One Year or Less	Fixed Rate	Floating or Adjustable Rate	Fixed Rate	Floating or Adjustable Rate	Total
Commercial and industrial	$12,052	$6,546	$20,065	$52,383	$92	$91,138
Consumer installment	534	2,153	—	675	—	3,362
Real estate – residential	1,889	4,873	749	—	—	7,511
Real estate – commercial	4,157	3,965	13,653	3,016	8,554	33,345
Real estate – construction and land	3,949	776	—	—	—	4,725
SBA 7(a) guaranteed	25,325	147	3,451	—	—	28,923
SBA 7(a) unguaranteed	39,238	49	2,316	589	—	42,192
SBA 504	3,783	—	9,445	—	1,105	14,333
USDA	2,440	—	938	—	—	3,378
Total	$93,367	$18,509	$50,617	$56,663	$9,751	$228,907
(In thousands)	As of December 31, 2017
		Over 1 Year through 5 Years		Over 5 Years
	One Year or Less	Fixed Rate	Floating or Adjustable Rate	Fixed Rate	Floating or Adjustable Rate	Total
Commercial and industrial	$11,188	$8,344	$22,708	$44,312	$—	$86,552
Consumer installment	3,447	332	—	704	—	4,483
Real estate – residential	199	5,287	757	583	—	6,826
Real estate – commercial	2,805	2,001	4,097	5,460	4,840	19,203
Real estate – construction and land	4,466	4,011	—	—	—	8,477
SBA 7(a) guaranteed	10,572	—	1,090	164	—	11,826
SBA 7(a) unguaranteed	39,872	—	848	653	—	41,373
SBA 504	12,714	—	2,164	2,231	—	17,109
USDA	3,415	—	—	—	—	3,415
Other	2	—	—	—	—	2
Total	$88,680	$19,975	$31,664	$54,107	$4,840	$199,266

Scheduled contractual principal repayments of loans do not reflect the actual life of such assets. The average life of loans is less than their average contractual terms due to prepayments.

Loans acquired in acquisitions are initially recorded at fair value with no carryover of the related allowance for credit losses. The fair value of the loans is determined by using market participant assumptions to estimate the amount and timing of principal and interest cash flows initially expected to be collected on the loans and discounting those cash flows at an appropriate market rate of interest.

Under the accounting model for acquired loans, the excess of cash flows expected to be collected over the carrying amount of the loans, referred to as the “accretable yield,” is accreted into interest income over the life of the loans.

Non-performing Assets. Our primary business is lending, as outlined above. That activity entails potential loan losses, the magnitude of which depends on a variety of economic factors affecting borrowers which are beyond our control. While we have instituted underwriting guidelines and policies and credit review procedures to protect us from avoidable credit losses, some losses will inevitably occur.

Non-performing assets include non-accrual loans, loans 90 days past due and still accruing, other real estate owned and foreclosed assets. Non-performing assets totaled $2.4 million at September 30, 2018, as compared to $2.3 million at December 31, 2017, and consisted solely of SBA non-accrual loans. Of these amounts, $2.3 million and $2.2 million as of September 30, 2018 and December 31, 2017, respectively, was the principal portion of loans guaranteed by the SBA.

Loans are considered past due when principal and interest payments have not been received as of the date such payments are contractually due. Loans are placed on non-accrual status when management has concerns relating to the ability to collect the loan interest and generally when such loans are 90 days or more past due. A loan is considered impaired when it is probable that not all principal and interest amounts will be collected according to the original loan contract. There were no loans past due 90 days and still accruing interest as of September 30, 2018 and December 31, 2017.

Foreclosed assets represent property acquired as the result of borrower defaults on loans. Foreclosed assets are recorded at estimated fair value, less estimated selling costs, at the time of foreclosure. Write-downs occurring at foreclosure are charged against the allowance for possible loan losses. On an ongoing basis, properties are appraised as required by market indications and applicable regulations. Write-downs are provided for subsequent declines in value and are included in other non-interest expense along with other expenses related to maintaining the properties. There were no foreclosed assets as of September 30, 2018 and December 31, 2017.

The following table sets forth certain information regarding non-performing assets and restructured loans by type, including ratios of such loans to total assets as of the dates indicated:

	September 30, 2018		December 31, 2017
(In thousands, except percentages)	Amount	Loan Category to Total Assets	Amount	Loan Category to Total Assets
Non-accrual loans:
SBA	$2,420	0.83%	$2,310	0.85%
Total non-accrual loans	$2,420	0.83%	$2,310	0.85%
Loans past due 90 days and accruing	—	—	—	—
Foreclosed assets	—	—	—	—
Total non-performing assets	$2,420	0.83%	$2,310	0.85%
Restructured loans on non-accrual	$—	—	$—	—

Restructured loans are considered “troubled debt restructurings” if, due to the borrower’s financial difficulties, we have granted a concession that we would not otherwise consider. This may include a transfer of real estate or other assets from the borrower, a modification of loan terms, or a combination of the two. Modifications of terms that could potentially qualify as a troubled debt restructuring include reduction of contractual interest rate, extension of the maturity date at a contractual interest rate lower than the current market rate for new debt with similar risk, or a reduction of the face amount of debt, either forgiveness of principal or accrued interest. As of September 30, 2018 and December 31, 2017, we had no loans considered to be a troubled debt restructuring.

Credit Risk Management. Credit risk is the risk of loss arising from the inability of a borrower to meet its obligations. We manage credit risk by evaluating the risk profile of the borrower, repayment sources, the nature of the underlying collateral, and other support given current events, conditions, and expectations. We attempt to manage the risk characteristics of our loan portfolio through various control processes, such as credit evaluation of borrowers, establishment of lending limits, and application of lending procedures, including the holding of adequate collateral and the maintenance of compensating balances. However, we seek to rely primarily on the cash flow of our borrowers as the principal source of repayment. Although credit policies and evaluation processes are designed to minimize our risk, management recognizes that loan losses will occur and the amount of these losses will fluctuate depending on the risk characteristics of our loan portfolio, as well as general and regional economic conditions.

As part of the on-going monitoring of the credit quality of the Company’s loan portfolio, management tracks certain credit quality indicators including internal credit risk based on past experiences as well as external statistics and factors. Loans are graded in one of six categories: (i) pass, (ii) pass-watch, (iii) special mention, (iv) substandard, (v) doubtful, or (vi) loss. Loans graded as loss are charged-off.

The classifications of loans reflect a judgment about the risks of default and loss associated with the loan. The Company reviews the ratings on credits quarterly. No significant changes were made to the loan risk grading system definitions and allowance for loan loss methodology during the past year. Ratings are adjusted to reflect the degree of risk and loss that is felt to be inherent in each credit. The Company’s methodology is structured so that specific allocations are increased in accordance with deterioration in credit quality (and a corresponding increase in risk and loss) or decreased in accordance with improvement in credit quality (and a corresponding decrease in risk and loss).

Credits rated pass are acceptable loans, appropriately underwritten, bearing an ordinary risk of loss to the Company. Loans in this category are loans to quality borrowers with financial statements presenting a good primary source as well as an adequate secondary source of repayment.

Credits rated pass-watch loans have been determined to require enhanced monitoring for potential weaknesses which require further investigation. They have no significant delinquency in the past twelve months. This rating causes the loan to be actively monitored with greater frequency than pass loans and allows appropriate downgrade transition if verifiable adverse events are confirmed. This category may also include loans that have improved in credit quality from special mention but are not yet considered pass loans.

Credits rated special mention show clear signs of financial weaknesses or deterioration in credit worthiness, however, such concerns are not so pronounced that the Company generally expects to experience significant loss within the short-term. Such credits typically maintain the ability to perform within standard credit terms and credit exposure is not as prominent as credits rated more harshly.

Credits rated substandard are those in which the normal repayment of principal and interest may be, or has been, jeopardized by reason of adverse trends or developments of a financial, managerial, economic or political nature, or important weaknesses exist in collateral. A protracted workout on these credits is a distinct possibility. Prompt corrective action is therefore required to strengthen the Company’s position, and/or to reduce exposure and to assure that adequate remedial measures are taken by the borrower. Credit exposure becomes more likely in such credits and a serious evaluation of the secondary support to the credit is performed.

Credits rated doubtful are those in which full collection of principal appears highly questionable, and which some degree of loss is anticipated, even though the ultimate amount of loss may not yet be certain and/or other factors exist which could affect collection of debt. Based upon available information, positive action by the Company is required to avert or minimize loss.

Loans classified loss are considered uncollectible and of such little value that their continuance as bankable assets is not warranted. This classification does not mean that the loan has absolutely no recovery or salvage value, but rather that it is not practical or desirable to defer writing off this asset even though partial recovery may be affected in the future.

The following summarizes the Company’s internal ratings of its loans as of September 30, 2018:

(In thousands)	Pass	Pass-Watch	Special Mention	Substandard	Doubtful	Total
Commercial and industrial	$89,311	$1,775	$—	$52	$—	$91,138
Consumer installment	3,362	—	—	—	—	3,362
Real estate – residential	7,511	—	—	—	—	7,511
Real estate – commercial	33,345	—	—	—	—	33,345
Real estate – construction and land	4,725	—	—	—	—	4,725
SBA	79,282	5,780	264	122	—	85,448
USDA	3,378	—	—	—	—	3,378
Total	$220,914	$7,555	$264	$174	$—	$228,907

Allowance for Loan and Lease Losses. The allowance for loan and lease losses, or ALLL, is a valuation allowance for credit losses in the loan portfolio. Management has adopted a methodology to properly analyze and determine an adequate loan loss allowance, which includes allowance allocations calculated in accordance with ASC Topic 310, “Receivables” and allowance allocations calculated in accordance with ASC Topic 450, “Contingencies.” The analysis is based on sound, reliable and well documented information and is designed to support an allowance that is adequate to absorb all estimated incurred losses in our loan portfolio.

In estimating the specific and general exposure to loss on impaired loans, we have considered a number of factors, including the borrower’s character, overall financial condition, resources and payment record, the prospects for support from any financially responsible guarantors and the realizable value of any collateral.

We also consider other internal and external factors when determining the allowance for loan losses, which include, but are not limited to, changes in national and local economic conditions, loan portfolio concentrations and trends in the loan portfolio.

Senior management and the Directors’ Loan Committee review this calculation and its underlying assumptions on a routine basis not less frequently than quarterly.

Under accounting standards for business combinations, acquired loans are recorded at fair value with no credit loss allowance on the date of acquisition. A provision for credit losses is recorded in periods after the date of acquisition for the emergence of new probable and estimable losses on acquired non-credit impaired loans. As of September 30, 2018 and December 31, 2017, we had no acquired loans requiring an allowance for loan loss.

The entire loan portfolio acquired in the acquisition on May 15, 2017 was initially recorded at fair value with no carryover of the related allowance for credit losses. The allowance for loan losses represents the calculated reserve for new loans originated since the acquisition. The allowance for loan losses totaled $777 thousand and $386 thousand, based upon measured loan portfolio balances of $100.5 million and $46.0 million, at September 30, 2018 and December 31, 2017, respectively. During the nine months ended September 30, 2018, the Company had charge-offs of $266 thousand and recoveries of $14 thousand. For the nine months ended September 30, 2017, there were charge-offs of $9 thousand, and recoveries of $8 thousand. The total reserve percentage of loans originated post-merger decreased to 0.77% at September 30, 2018, from 0.84% at December 31, 2017. The loans acquired from the Predecessor were discounted to fair value by the Successor. The discount balance is compared to a calculated allowance for those loans, and as long as the discount is higher, no allowance for loan loss is recognized. There was no allowance for loan loss recognized as of September 30, 2018 and 2017 for the loans originated by the Predecessor.

Based on an analysis performed by management at September 30, 2018, the allowance for loan losses is believed to be adequate to cover estimated loan losses in the portfolio as of that date based on the loan loss methodology employed by management. However, management’s judgment is based upon a number of assumptions about future events, which are believed to be reasonable, but which may or may not prove valid. Thus, charge-offs in future periods may exceed the allowance for loan losses or significant additional increases in the allowance for loan losses may be required.

The table below presents a summary of the Company’s net loan loss experience and provisions to the ALLL for the past two years:

(In thousands, except percentages)	2018		2017
Balance at January 1,	$		$1,695
Charge-offs:
Commercial and industrial			9
SBA 7(a)			360
Total charge-offs			369
Recoveries:
Commercial and industrial			8
SBA 7(a)			1
Total recoveries			9
Net charge-offs (recoveries)			360
Provision (credit) for loan losses			736
Reduction related to acquisition of Predecessor			(1,685)
Balance at December 31,	$		$386

Loans at year-end	$		$199,266
Average loans			231,385

Net charge-offs (recoveries)/average loans		%	0.19%
Allowance for loan losses/year-end loans		%	0.19%
Total provision for loan losses/average loans		%	0.38%

The following table sets forth the allocation of the allowance and the percentage of allocated possible loan losses in each category to total gross loans as of the date indicated:

(In thousands, except percentages)	September 30, 2018		December 31, 2017
Allocated:	Amount	Loan Category to Gross Loans	Amount	Loan Category to Gross Loans
Commercial and industrial	$388	39.8%	$237	43.4%
Consumer installment	24	1.5	13	2.3
Real estate – residential	26	3.3	16	3.4
Real estate – commercial	181	14.6	25	9.6
Real estate – construction and land	33	2.0	27	4.3
SBA	125	37.3	68	35.3
USDA	—	1.5	—	1.7
Other	—	—	—	—
Total allowance for loan losses	$777	100.0%	$386	100.0%

Sources of Funds

General. Deposits, loan and investment security repayments and prepayments, proceeds from the sale of securities and cash flows generated from operations are the primary sources of our funds for lending, investing and other general purposes. Loan repayments are generally a relatively stable source of funds, while deposit inflows and outflows tend to fluctuate with prevailing interests rates, markets and economic conditions and competition.

Deposits. Deposits are attracted principally from our primary geographic market area with the exception of time deposits, which, due to the Company’s attractive rates, are attracted from across the nation. The Company offers a broad selection of deposit products, including demand deposit accounts, NOW accounts, money market accounts, regular savings accounts, term certificates of deposit and retirement savings plans (such as IRAs). Deposit account terms vary, with the primary differences being the minimum balance required, the time period the funds must remain on deposit and the associated interest rates. Management sets the deposit interest rates periodically based on a review of deposit flows and a survey of rates among competitors and other financial institutions. The Company relies primarily on customer service and long-standing relationships with customers to attract and retain deposits, however, market interest rates and rates offered by competing financial institutions significantly affect the Company’s ability to attract and retain deposits.

The following table illustrates the growth in our deposits between periods:

(in thousands, except percentages)	September 30, 2018	December 31, 2017	$ Change	% Change
Non-interest-bearing deposits	$34,817	$39,094	$(4,277)	(10.9)%
Interest-bearing demand (NOW) accounts	4,149	3,606	543	15.1
Money market accounts	52,646	50,456	2,190	4.3
Savings accounts	4,949	5,375	(426)	(7.9)
Time deposits $100,000 and over	131,940	113,781	18,159	16.0
Time deposits under $100,000	4,626	4,354	272	6.3
Total deposits	$233,127	$216,666	$16,461	7.6%

Time deposits of $250,000 and over totaled $28.7 million and $25.3 million as of September 30, 2018 and December 31, 2017, respectively.

The following table sets forth our average deposit account balances, the percentage of each type of deposit to total deposits and average cost of funds for each category of deposits for the periods indicated:

(In thousands, except percentages)	Nine Months Ended September 30, 2018			Nine Months Ended September 30, 2017
	Average Balance	Percent of Deposits	Average Rate	Average Balance	Percent of Deposits	Average Rate
Non-interest-bearing deposits	$33,723	15.1%	—%	$35,458	17.8%	—%
NOW accounts	3,724	1.7	0.29	4,173	2.1	0.32
Money market accounts	50,159	22.5	1.07	50,155	25.2	0.63
Savings accounts	5,116	2.3	0.50	5,486	2.7	0.48
Time deposits $100,000 and over	126,474	56.6	1.77	99,789	50.1	1.28
Time deposits under $100,000	4,043	1.8	1.39	4,104	2.1	1.03
Total deposits	$223,239	100.0%	1.51%	$199,165	100.0%	1.02%

The following table presents maturity of our time deposits of $100,000 or more for the periods indicated:

(In thousands)	September 30, 2018	December 31, 2017
Three months or less	$27,991	$23,371
Over three months through six months	29,492	23,074
Over six months through twelve months	53,117	32,984
Over twelve months	21,340	34,352
Total	$131,940	$113,781

Borrowings

The Company has a blanket lien credit line with the FHLB with borrowing capacity of $28.7 million secured by commercial loans and securities with collateral values of $21.1 million and $7.6 million, respectively. The Company had one outstanding overnight advance for $3.0 million at September 30, 2018, with a fixed interest rate of 2.45%. The Company determines its borrowing needs and renews the overnight advance accordingly at varying terms. The Company also had a six month term advance for $10.0 million at September 30, 2018, with a fixed interest rate of 2.21% and maturity date of December 7, 2018, at which time the advance was rolled over into the recurring overnight advance.

The Company also has a credit line with the FRB with borrowing capacity of $20.7 million, which is secured by commercial loans. There were no outstanding borrowings at September 30, 2018.

As of September 30, 2018, the Company had a bank stock loan with a balance of $2.0 million and subordinated notes totaling $12.0 million. On May 15, 2017, the Company obtained a bank stock loan for $12.0 million with a variable interest rate of prime plus 0.75% that matures on May 11, 2020. Proceeds from the loan were used to acquire T Bancshares and its subsidiary, the Bank. Interest on the bank stock loan is payable on February 11, 2018 and May 11, 2018, and beginning on August 11, 2018, principal and interest are due each February 11, May 11, August 11 and November 11. On May 11, 2018, the bank stock loan was modified to extend the maturity date from May 11, 2020 to May 11, 2028, and change the payment terms to monthly principal and interest beginning on June 11, 2018. The bank stock loan was paid down (i) by $6.0 million, to $6.0 million, on July 18, 2017, with proceeds received from the issuance by T Bancshares of $8.0 million of 7.125% subordinated notes on July 17, 2017 that mature on July 20, 2027, and (ii) by $2.0 million, to $4.0 million on December 28, 2017. On March 5, 2018, the Company received proceeds of an additional $4.0 million from the issuance by T Bancshares of 7.125% subordinated notes that mature on March 31, 2028, and used $2.0 million of such proceeds to pay down the bank stock loan to $2.0 million, leaving the remaining proceeds from the subordinated notes of $2.0 million in cash. The subordinated notes bear interest at the rate of 7.125% per annum, payable semi-annually on each January 17 and July 17. The subordinated notes are unsecured and subordinated in right of payment to the payment of our existing and future senior indebtedness and structurally subordinated to all existing and future indebtedness of our subsidiaries.

At September 30, 2018, the scheduled maturities of borrowings were as follows:

(In thousands)
2018	$13,036
2019	149
2020	158
2021	168
2022	179
Beyond 2022	13,261
Total	$26,951

Liquidity

Our liquidity relates to our ability to maintain a steady flow of funds to support our ongoing operating, investing and financing activities. Our board of directors establishes policies and analyzes and manages liquidity in a timely and cost-effective manner to ensure that adequate funds are available to meet both normal operating requirements and unexpected customer demands for funds, such as high levels of deposit withdrawals or loan demand. The most important factor in the preservation of liquidity is maintaining public confidence that facilitates the retention and growth of a large, stable supply of core deposits and funds. Ultimately, public confidence is generated through profitable operations, sound credit quality and a strong capital position. Liquidity management is viewed from a long-term and short-term perspective as well as from an asset and liability perspective. We monitor liquidity through a regular review of loan and deposit maturities and forecasts, incorporating this information into a detailed projected cash flow model.

The Company’s primary sources of funds are retail, small business, custodial, wholesale commercial deposits, loan repayments, maturity of investment securities, other short-term borrowings and other funds provided by operations. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows and loan prepayments are influenced more by interest rates, general economic conditions and competition. The Company will maintain investments in liquid assets based upon management’s assessment of (i) the need for funds, (ii) expected deposit flows, (iii) yields available on short-term liquid assets, and (iv) objectives of the asset/liability management program.

The Company had cash and cash equivalents of $13.5 million, or 4.6% of total assets, at September 30, 2018. In addition to the on-balance sheet liquidity available, the Company has lines of credit with the FHLB and the FRB, which provide the Company with a source of off-balance sheet liquidity. As of September 30, 2018, the Company’s established credit line with the FHLB was $28.7 million, or 9.9% of assets, of which $13.0 million was utilized. The established credit line with the FRB was $20.7 million, or 7.1% of assets, of which none was utilized or outstanding at September 30, 2018. The Company’s trust operations serve in a fiduciary capacity for approximately $1.3 billion in total market value of assets as of September 30, 2018. Some of these custody assets are invested in cash. This cash is maintained either in a third party money market mutual fund (invested predominately in U.S. Treasury securities and other high grade investments) or in a Bank money market account. Only cash which is fully insured by the FDIC is maintained at the Bank. This cash can be moved readily between the Bank and the third party money market mutual fund. As of September 30, 2018, approximately $22.0 million of cash could be held at the Bank in deposit accounts fully insured by the FDIC. As of September 30, 2018, deposits of $12.1 million were held at the Bank, leaving $9.9 million which is available to the Bank. Clients of the Bank’s affiliate, Sanders Morris, also provide a potential source of funding for the Bank. As of September 30, 2018, Sanders Morris clients maintained approximately $134.4 million in cash and cash equivalents in their brokerage accounts. Sanders Morris and the Bank are developing a program that we believe will enable the sweep of a portion of these cash assets into FDIC insured accounts at the Bank. As of September 30, 2018, there were $5.2 million of Sanders Morris customer deposits at the Bank.

Capital Resources and Regulatory Capital Requirements

Shareholders’ equity increased $2.4 million to $27.4 million as of September 30, 2018, from $25.0 million at December 31, 2017. The increase was due to net income of $2.4 million for the nine months ended September 30, 2018, the issuance of $250 thousand of common stock and a $44 thousand increase in additional paid-in capital related to stock compensation expense, offset by a $248 thousand net after-tax decrease in the market value of the securities available for sale.

Together with the Bank, the Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and discretionary actions by regulators that, if undertaken, could have a direct, material effect on the Bank’s and, accordingly, the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company’s assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Company’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. As of September 30, 2018, the Company and the Bank met all capital adequacy requirements to which they were subject. As of September 30, 2018, the Bank qualified as “well capitalized” under the prompt corrective action regulations of Basel III and the OCC.

Quantitative measures established by regulations to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined in the regulations), common equity Tier 1 capital (as defined in the regulations) to risk-weighted assets and of Tier 1 capital (as defined in the regulations) to average assets (as defined in the regulations).

The following table presents our regulatory capital ratios, as well as those of the Bank, as of the dates indicated:

	September 30, 2018		December 31, 2017
(In thousands)	Amount	Ratio	Amount	Ratio
T Acquisition
Tier 1 Capital (to Average Assets)	$17,624	6.35%	$15,000	6.00%
Common Equity Tier 1 (to Risk Weighted Assets)	17,624	7.97	15,000	7.09
Tier 1 Capital (to Risk Weighted Assets)	17,624	7.97	15,000	7.09
Total Capital (to Risk Weighted Assets)	18,401	8.32	15,386	7.27

The Bank
Tier 1 Capital (to Average Assets)	$27,895	10.09%	$24,937	10.00%
Common Equity Tier 1 (to Risk Weighted Assets)	27,895	12.65	24,937	11.81
Tier 1 Capital (to Risk Weighted Assets)	27,895	12.65	24,937	11.81
Total Capital (to Risk Weighted Assets)	28,672	13.01	25,323	11.99

Off-Balance Sheet Arrangements and Contractual Obligations

We are a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the accompanying balance sheets. Our exposure to credit loss in the event of non-performance by the other party is represented by the contractual amount of those instruments. We use the same credit policies in making commitments and conditional obligations as we do for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of credit extended is based on management’s credit evaluation of the customer and, if deemed necessary, the collateral furnished by such customer.

Standby letters of credit are conditional commitments issued by us to a third party to guarantee the performance of a customer. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. As of September 30, 2018, we had commitments to extend credit and standby letters of credit of approximately $12.7 million and $172 thousand, respectively.

The following is a summary of our contractual obligations, including certain on-balance-sheet obligations, as of September 30, 2018:

(In thousands)	As of September 30, 2018
	Less than One Year	One to Three Years	Over Three to Five Years	Over Five Years	Total
Undisbursed loan commitments	$6,829	$1,184	$20	$4,618	$12,651
Standby letters of credit	162	10	—	—	172
Time deposits	113,258	22,731	577	—	136,566
Borrowed funds	13,147	321	363	13,120	26,951
Total	$133,396	$24,246	$960	$17,738	$176,340

Results of Operations for the Nine Months Ended September 30, 2018 and 2017

As noted above, the period from January 1, 2017 to May 15, 2017 relates to the Predecessor and the period from May 16, 2017 to September 30, 2017 relates to the Successor. In each case, the principal operating subsidiary of each of the Predecessor and Successor was the Bank. Accordingly, to assist with the period-to-period comparison, we have combined these periods as a sum of the amounts without any other adjustments and refer to the combined period as the combined period ended September 30, 2017. Unless otherwise indicated, all results presented for the period ended September 30, 2017 represent the combined period ended September 30, 2017. This combination does not comply with GAAP or with the rules for pro forma presentation.

Net Income. Net income for the nine months ended September 30, 2018 and 2017 was $2.4 million and $2.2 million, respectively.

Details of the changes in the various components of net income are discussed below.

Net Interest Income. Net interest income is the difference between interest income on interest-earning assets, such as loans, investment securities and interest-bearing cash, and interest expense on interest-bearing liabilities, such as deposits and borrowings. Changes in net interest income result from changes in volume and spread, and are reflected in the net interest margin, and changes in average interest rates. Volume refers to the average dollar level of interest-earning assets and interest-bearing liabilities. Spread refers to the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities. Margin refers to net interest income divided by average interest-earning assets and is influenced by the level and relative mix of interest-earning assets and interest-bearing liabilities.

The following table presents the changes in net interest income and identifies the changes due to differences in the average volume of interest-earning assets and interest–bearing liabilities and the changes due to differences in the average interest rate on those assets and liabilities. The changes in net interest income due to changes in both average volume and average interest rate have been allocated to the average volume change or the average interest rate change in proportion to the absolute amounts of the change in each.

	Nine Months Ended September 30, 2018 vs September 30, 2017(1)
	Increase (Decrease) Due to Change in
(In thousands, except percentages)	Yield/Rate	Average Volume	Days	Total
Interest-bearing deposits and federal funds sold	$49	$9	—	$58
Securities	49	(23)	—	26
Loans, net of unearned discount(2)	314	1,726	—	2,040
Total earning assets	412	1,712	—	2,124

NOW	—	(3)	—	(3)
Money market	185	4	—	189
Savings	(1)	(1)	—	(2)
Time deposits $100,000 and over	355	480	—	835
Time deposits under $100,000	13	—	—	13
FHLB advances	63	87	—	150
Bank stock loan	20	(91)	—	(71)
Subordinated notes	—	480	—	480
Total interest-bearing liabilities	635	956	—	1,591
Changes in net interest income	$(223)	$756	—	$533
(1)	Includes the results of the Predecessor from January 1, 2017 through May 15, 2017 and the Successor for the period May 16, 2017 through September 30, 2017.
(2)	Average loans include non-accrual.

Net interest income for the nine months ended September 30, 2018 and 2017 was $7.8 and $7.3 million, respectively. Net interest margin for the nine months ended September 30, 2018 and 2017 was 4.05% and 4.44%, respectively, reflecting a decrease of 39 basis points. The average volume of loans increased by $39.0 million, or 20.6%, from $188.9 million for the nine months ended September 30, 2017, to $227.9 million for the nine months ended September 30, 2018. The average yield for loans increased 23 basis points from 5.69% for the nine months ended September 30, 2017 to 5.92% for the nine months ended September 30, 2018. Average interest-bearing deposits increased $ 35.2 million. Time deposits increased $ 36.3 million, offset by $1 thousand decrease in NOW and savings deposits. The average rate paid on interest-bearing deposits increased 55 basis points from 0.96% for the nine months ended September 30, 2017 to 1.51% for the nine months ended September 30, 2018.

The following table sets forth our average balances of assets, liabilities and shareholders’ equity, in addition to the major components of net interest income and our net interest margin, for the nine months ended September 30, 2018 and 2017.

	Nine Months Ended September 30,
	2018			2017(1)
(In thousands, except percentages)	Average Balance	Interest	Average Yield	Average Balance	Interest	Average Yield
Interest-earning assets
Loans, net of unearned discount(2)	$227,947	$10,086	5.92%	$188,940	$8,046	5.69%
Interest-bearing deposits and
federal funds sold	9,602	129	1.80%	8,944	71	1.06%
Securities	21,377	677	4.23%	22,110	651	3.94%
Total earning assets	258,926	10,892	5.62%	219,994	8,768	5.33%
Cash and other assets	21,942			15,548
Allowance for loan losses	(512)			(1,112)
Total assets	$280,536			$234,430

Interest-bearing liabilities
NOW accounts	$3,724	8	0.29%	$4,937	11	0.30%
Money market accounts	50,159	400	1.07%	49,693	211	0.57%
Savings accounts	5,116	19	0.50%	5,489	21	0.51%
Time deposits $100,000 and over	126,474	1,670	1.77%	90,129	835	1.24%
Time deposits under $100,000	4,043	42	1.39%	4,022	29	0.96%
Total interest-bearing deposits	189,516	2,139	1.51%	154,270	1,107	0.96%
FHLB advances	14,431	212	1.96%	8,529	62	0.97%
Bank stock loan	2,431	102	5.61%	4,600	173	5.03%
Subordinated notes	11,300	602	7.12%	2,295	122	7.11%
Total interest-bearing liabilities	217,678	3,055	1.88%	169,694	1,464	1.15%
Non-interest-bearing deposits	34,163			34,688
Other liabilities	2,385			2,152
Shareholders’ equity	26,130			27,896
Total liabilities and shareholders’ equity	$280,356			$234,430

Net interest income		$7,837			$7,304
Net interest spread			3.75%			4.18%
Net interest margin			4.05%			4.44%
(1)	Includes the results of the Predecessor from January 1, 2017 through May 15, 2017 and the Successor for the period May 16, 2017 through September 30, 2017.
(2)	Includes non-accrual loans.

Provision for Loan Losses. We established a provision for loan losses, which is charged to operations, at a level we believe to be appropriate to absorb probable losses in the loan portfolio. For additional information concerning this determination, see the section of this discussion and analysis captioned “Allowance for Loan Losses.”

The provision for loan losses totaled $643 thousand and $215 thousand for the nine months ended September 30, 2018 and 2017, respectively. See “—Allowance for Loan Losses” elsewhere in this discussion and analysis for further analysis of the provision for loan losses.

Non-interest Income. Non-interest income for the nine months ended September 30, 2018 and 2017 was $7.5 million and $9.0 million, respectively. The components of non-interest income for the periods indicated are as follows:

	Successor	Combined (unaudited)(1)	Successor	Predecessor
(in thousands)	Nine Months Ended September 30, 2018	Nine Months Ended September 30, 2017	Period from May 16, 2017 to December 31, 2017	Period from January 1, 2017 to May 15, 2017
Trust income	$6,880	$6,704	$3,411	$3,293
Gain on sale of loans	183	1,644	208	1,436
Loan servicing fees, net	(40)	400	163	237
Service fees and other income	232	48	27	19
Rental income	222	218	109	109
	$7,477	$9,012	$3,918	$5,094
(1)	Includes the results of the Predecessor from January 1, 2017 through May 15, 2017 and the Successor for the period May 16, 2017 through September 30, 2017.

The non-interest income for the nine months ended September 30, 2018 and 2017 differed materially because of a strategic decision on the part of management in May 2017 to retain more of the guaranteed portion of SBA 7(a) and USDA loans originated in order to increase interest income. However, this decision meant that the guaranteed portion of fewer SBA and USDA loans were sold after such date. Accordingly, gain on sale income declined from $1.6 million for the period ended September 30, 2017, to $183 thousand for the period ended September 30, 2018, a decline of nearly $1.5 million, or 90%.

Trust income is earned for trust services on the value of managed and non-managed assets held in custody. The monthly fee income increased slightly between the two periods due to a slight increase in market value of the trust assets.

Loan servicing fees are collected for loans sold which we service. A servicing asset is recorded for the right to service each loan and is amortized over the life of the loan. An independent valuation is performed quarterly, and a valuation allowance is recorded if the value falls below the balance of the servicing asset. Also, when a loan prepays or is charged-off before maturity, the remaining servicing asset is recorded to expense. For the nine months ended September 30, 2018, the Company recorded a valuation allowance of $292 thousand. No valuation allowance was recorded for the same period in the prior year. In addition, payoff of SBA loans resulting in their remaining unamortized servicing asset balances being recorded to expense was approximately $97 thousand higher for the nine months ended September 30, 2018, compared to the same period in the prior year.

Service fees include fees for deposit-related services and management fees for services billed to an affiliate company. Income for the nine months ended September 30, 2018 includes $183 thousand of management fees. There were no management fees recognized for the same period in the prior year.

We receive monthly rental income of approximately $25 thousand from tenants leasing space in the Bank building. This amount was relatively consistent over the two periods.

Non-interest Expense. Non-interest expense for the nine months ended September 30, 2018 and 2017 was $11.6 million and $13.0 million, respectively. The components of non-interest expense for the periods indicated include:

	Successor	Combined (unaudited)(1)	Successor	Predecessor
(In thousands)	Nine Months Ended September 30, 2018	Nine Months Ended September 30, 2017	Period from May 16, 2017 to December 31, 2017	Period from January 1, 2017 to May 15, 2017
Salaries and employee benefits	$4,199	$5,531	$2,003	$3,528
Occupancy and equipment	647	640	312	328
Trust expenses	4,852	4,704	2,387	2,317
Professional fees	345	351	82	269
Data processing	733	722	367	355
Other expense	832	1,098	401	697
	$11,608	$13,046	$5,552	$7,494
(1)	Includes the results of the Predecessor from January 1, 2017 through May 15, 2017 and the Successor for the period May 16, 2017 through September 30, 2017.

Salaries and employee benefits include employee payroll expense, incentive compensation, health insurance, benefit plans and payroll taxes. Monthly salaries and employee benefits have increased due to increases in staff, primarily in the loan production and operational support areas of the Company incentive bonuses, health insurance premium rates and normal annual merit increases. Salaries and employee benefits were $4.2 million and $5.5 million for the nine months ended September 30, 2018 and 2017, respectively. The $1.3 million period-over-period decline was due to $1.2 million in change in control payments made to certain executives by the Predecessor in 2017 relating to the acquisition, and reduced health insurance premiums in 2018 resulting from joining a professional employer organization, or PEO. The decrease was slightly offset by standard raises and higher employee head count in 2018.

Occupancy and equipment expense include building, furniture, fixtures and equipment depreciation and maintenance costs. These costs were stable between the two periods.

Trust expenses are advisory fees paid to a fund advisor to advise the Company on the common trust funds managed by the Company and are based on the value of the assets held in custody. The trust expenses increased slightly from $4.70 million for the period ended September 30, 2017 to $4.85 million for the same period in 2018 largely due to a slight increase in trust assets over the periods.

Professional fees, which include consulting, payroll and benefits, audit, tax and legal fees decreased slightly due to higher audit and legal expense incurred by the Predecessor in connection with the acquisition.

Data processing includes costs related to the Company’s operating systems. There was no significant change in monthly data processing expense.

Other expenses includes costs for insurance, FDIC and OCC assessments, director fees and other operational expenses. The decrease was primarily due to a success fee of $432 thousand in connection with the acquisition during 2017, offset by $74 thousand increase in the amortization of the core deposit intangible asset recognized with the acquisition and increases in employee recruiting fees and FDIC insurance premiums.

Income Taxes. The income tax provision for the nine months ended September 30, 2018 and 2017 was $655 thousand and $826 thousand, respectively. The higher taxes in 2017 was because the effective tax rate was 21.4% for the nine months ended September 30, 2018, compared to 34.6% for the nine months ended September 30, 2017. The corporate federal income tax rate was changed to a flat rate of 21.0% effective for 2018 due to the Tax Cuts and Jobs Act of 2017.

A discussion regarding income taxes is included in the critical accounting policies and estimates which follows.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles. Application of these principles requires management to make complex and subjective estimates and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and various other assumptions that we believe to be reasonable under current circumstances.

These assumptions form the basis for our judgments about the carrying values of assets and liabilities that are not readily available from independent, objective sources. We evaluate our estimates on an ongoing basis. Use of alternative assumptions may have resulted in significantly different estimates.

Actual results may differ from these estimates.

Accounting policies are an integral part of our financial statements. A thorough understanding of these accounting policies is essential when reviewing our reported results of operations and our financial position. The critical accounting policies and estimates discussed below involve additional management judgment due to the complexity and sensitivity of the methods and assumptions used.

Business Combinations. We account for transactions that meet the definition of a purchase business combination by recording the assets acquired and liabilities assumed at their fair value upon acquisition. Intangible assets, indemnification contracts and contingent consideration are identified and recognized individually. If the purchase price plus the fair value of the liabilities assumed exceeds the fair value of the assets acquired, goodwill is recognized. Conversely, if the fair value of the assets acquired exceeds the purchase price plus the fair value of the liabilities assumed, a bargain purchase gain is recognized.

Securities. Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them until maturity. Securities to be held for indefinite periods of time are classified as available for sale and carried at fair value, with the unrealized holding gains and losses reported as a component of other comprehensive income, net of tax. Securities held for resale are classified as trading and are carried at fair value, with changes in unrealized holding gains and losses included in income. Management determines the appropriate classification of securities at the time of purchase.

Securities with limited marketability, such as stock in the FRB and the FHLB, are classified as restricted and carried at cost. The Company has investments in stock of the FRB and the FHLB as is required for participation in the services offered.

Interest income includes amortization of purchase premiums and accretion of purchase discounts. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments. Gains and losses are recorded on the trade date and determined using the specific identification method. Declines in the fair value of available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses to the extent the impairment related to credit losses. The amount of impairment related to other factors is recognized in other comprehensive income. In estimating other-than-temporary impairment losses, management considers, among other things, (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer, and (iii) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery of amortized cost.

Loans Held for Sale Loans which are originated or purchased and are intended for sale in the secondary market are carried at the lower of cost or estimated fair value determined on an aggregate basis. Valuation adjustments, if any, are recognized through a valuation allowance by charges to non-interest income, and direct loan origination costs and fees are deferred at origination of the loan and are recognized in non-interest income upon sale of the loan. Loans held for sale consist of the guaranteed portion of SBA and USDA loans. The Company did not incur a lower of cost or market valuation provision in the nine months ended September 30, 2018 and 2017.

Loans. Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, unearned discount, deferred loan fees and allowance for loan losses. Interest income is accrued on the unpaid principal balance. Discount on acquired loans and loan origination fees are deferred and recognized in interest income using the level-yield method without anticipating prepayments.

Interest income on commercial business and commercial real estate loans is discontinued when the loan becomes 90 days delinquent unless the credit is well-secured and in the process of collection. Unsecured consumer loans are generally charged off when the loan becomes 90 days past due. Consumer loans secured by collateral other than real estate are charged off after a review of all factors affecting the ability to collect on the loan, including the borrower’s history, overall financial condition, resources, guarantor support and the realizable value of any collateral. However, any consumer loan past due 180 days is charged off. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on non-accrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not received for loans placed on non-accrual are reversed against interest income. Interest received on such loans is accounted for on a cash-basis or cost-recovery method, until qualifying for a return to accrual basis. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required by considering the collectability of loans based on historical experience and the borrower’s ability to repay, the nature and volume of the portfolio, information about specific borrower situations and the estimated value of any underlying collateral, economic conditions and other factors.

The allowance consists of general and specific reserves. The specific component relates to loans that are individually evaluated and determined to be impaired. This amount of allowance is often based on variables affecting valuations, appraisals of collateral, evaluations of performance and status and the amounts and timing of future cash flows expected to be received. The general component relates to the entire group of loans that are evaluated in the aggregate based primarily on industry historical loss experience adjusted for current economic factors. To the extent actual loan losses differ materially from management’s estimate of these subjective factors, loan growth/run-off accelerates or the mix of loan types changes, the level of the provision for loan loss, and related allowance can, and will, fluctuate.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include, among others, payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loan impairment on loans is generally based upon the present value of the expected future cash flows discounted at the loan’s initial effective interest rate, unless the loans are collateral dependent, in which case loan impairment is based upon the fair value of collateral less estimated selling costs.

Bank Premises and Equipment. Bank premises and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using the straight-line method with useful lives ranging from 5 to 39 years. Furniture and equipment are depreciated using the straight-line method with useful lives ranging from 3 to 10 years. Land improvements are depreciated using the straight-line method with useful lives ranging from 3 to 10 years. Leasehold improvements are depreciated using the straight-line method over the lease term or estimated life, whichever is shorter. Repair and maintenance costs are expensed as incurred.

Foreclosed Assets. Assets acquired through, or instead of, loan foreclosure are held for sale and are initially recorded at fair value less estimated selling costs when acquired, establishing a new cost basis. Costs after acquisition are generally expensed. If the fair value of the asset declines, a write-down is recorded through expense. The valuation of foreclosed assets is subjective in nature and may be adjusted in the future because of changes in economic conditions.

Servicing Rights. The guaranteed portion of certain SBA and USDA loans can be sold into the secondary market with servicing retained by the Company. Servicing rights are recognized as separate assets when loans are sold with servicing retained. Servicing rights are amortized in proportion to, and over the period of, estimated future net servicing income. The Company uses industry prepayment statistics in estimating the expected life of the loans. Management evaluates its servicing rights for impairment quarterly. Servicing rights are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. Fair value is determined using discounted future cash flows calculated on a loan-by-loan basis and aggregated by predominate risk characteristics. The initial servicing rights and resulting gain on sale are calculated based on the difference between the best actual par and premium bids on an individual loan basis.

Goodwill and Other Intangible Assets. Goodwill is accounted for in accordance with FASB ASC Topic 350, and accordingly is not amortized but is evaluated for impairment at least annually, in the fourth quarter or between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

Our other identifiable intangible assets consist primarily of the core deposit premiums and customer relationships arising from our acquisitions. These intangibles were established using the discounted cash flow approach and are being amortized using an accelerated method over the estimated remaining life of each intangible recorded at acquisition. These finite-lived intangible assets are reviewed for impairment when events occur or changes in circumstances indicate that the asset’s carrying amount may not be recoverable from undiscounted future cash flows or that it may exceed its fair value. No impairment has been identified in any period presented.

Income Taxes. The Company accounts for income taxes utilizing the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company accounts for uncertainties in income taxes in accordance with current accounting guidance which prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Benefits from tax positions should be recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of cumulative benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. No uncertain tax positions have been recognized.

The Company files income tax returns in the U.S. federal jurisdiction and state jurisdictions, as applicable.

Transfer of Financial Assets. Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (i) the assets have been isolated from the Company, (ii) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (iii) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Fair Value Measurement

We use estimates of fair value in applying various accounting standards for our consolidated financial statements. Fair value measurements are used in one of three ways: (1) in the consolidated balance sheet with changes in fair value recorded in the consolidated statements of operations and other comprehensive income (loss); (2) in the consolidated balance sheet for instruments carried at the lower of cost or fair value with impairment charges recorded in the consolidated statements of operations and other comprehensive income (loss); and (3) in the notes to our consolidated financial statements.

Fair value is defined as the price at which an asset may be sold or a liability may be transferred in an orderly transaction between willing and able market participants. In general, our policy in estimating fair values is to first look at observable market prices for identical assets and liabilities in active markets, where available. When these are not available, other inputs are used to model fair value such as prices of similar instruments, yield curves, volatilities, prepayment speeds, default rates and credit spreads (including for our liabilities).

Depending on the availability of observable inputs and prices, different valuation models could produce materially different fair value estimates. The values presented may not represent future fair values and may not be realizable.

Interest Rate Sensitivity and Market Risk

As a financial institution, our primary component of market risk is interest rate volatility. Our financial management policy provides management with guidelines for effective funds management and we have established a measurement system for monitoring the net interest rate sensitivity position.

Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on most of our assets and liabilities, and the market value of all interest-earning assets and interest-bearing liabilities, other than those which have a short term to maturity. Interest rate risk is the potential of economic losses due to future interest rate changes. These economic losses can be reflected as a loss of future net interest income and/or a loss of current fair market values. The objective is to measure the effect on net interest income and to adjust the balance sheet to minimize the inherent risk while at the same time maximizing income.

We manage exposure to interest rates by structuring the balance sheet in the ordinary course of business. Additionally, from time to time we enter into derivatives and futures contracts to mitigate interest rate risk from specific transactions. Based upon the nature of operations, we are not subject to foreign exchange or commodity price risk. We have entered into interest rate swaps to mitigate interest rate risk in limited circumstances, but it is not our policy to enter into such transactions on a regular basis.

Our exposure to interest rate risk is managed by the Bank’s Asset-Liability Committee in accordance with policies approved by the Bank’s board of directors. The committee formulates strategies based on appropriate levels of interest rate risk. In determining the appropriate level of interest rate risk, the committee considers the impact on earnings and capital of the current outlook on interest rates, potential changes in interest rates, regional economies, liquidity, business strategies and other factors.

The committee meets regularly to review, among other things, the sensitivity of assets and liabilities to interest rate changes, the book and market values of assets and liabilities, unrealized gains and losses, purchase and sale activities, commitments to originate loans and the maturities of investments and borrowings. Additionally, the committee reviews liquidity, cash flow flexibility, maturities of deposits and consumer and commercial deposit activity. We employ methodologies to manage interest rate risk which include an analysis of relationships between interest-earning assets and interest-bearing liabilities, and an interest rate shock simulation model.

We use interest rate risk simulation models and shock analysis to test the interest rate sensitivity of net interest income and fair value of equity, and the impact of changes in interest rates on other financial metrics. Contractual maturities and re-pricing opportunities of loans are incorporated into the model, as are prepayment assumptions, maturity data and call options within the investment portfolio. The average life of non-maturity deposit accounts are based on our balance retention rates using a vintage study methodology. The assumptions used are inherently uncertain and, as a result, the model cannot precisely measure future net interest income or precisely predict the impact of fluctuations in market interest rates on net interest income. Actual results will differ from the model’s simulated results due to timing, magnitude and frequency of interest rate changes as well as changes in market conditions and the application and timing of various management strategies.

On a quarterly basis, we run various simulation models including a static balance sheet and dynamic growth balance sheet. These models test the impact on net interest income and fair value of equity from changes in market interest rates under various scenarios. Under the static model, rates are shocked instantaneously and ramped rates change over a twelve-month and twenty-four month horizon based upon parallel yield curve shifts. Parallel shock scenarios assume instantaneous parallel movements in the yield curve compared to a flat yield curve scenario. Additionally, we run non-parallel simulation involving analysis of interest income and expense under various changes in the shape of the yield curve.

The following table summarizes the impact of an instantaneous, sustained, simulated change in net interest income and fair value of equity over a 12-month horizon as of the date indicated:

	As of December 31, 2017
Change in Interest Rates (basis points)	$ Change in Net Interest Income (in thousands)	% Change in Fair Value of Equity
+400	$2,244	13.86%
+300	1,685	9.33
+200	1,172	6.60
+100	612	3.50
Base
-100	(699)	(4.56)

We have found that, historically, interest rates on deposits change more slowly than changes in the discount and federal funds rates. This assumption is incorporated into the simulation model and is generally not fully reflected in a gap analysis, meaning that process by which we measure the gap between interest rate sensitive assets and interest rate sensitive liabilities. The assumptions incorporated into the model are inherently uncertain and, as a result, the model cannot precisely measure future net interest income or precisely predict the impact of fluctuations in market interest rates on net interest income. Actual results will differ from the model’s simulated results due to timing, magnitude and frequency of interest rate changes as well as changes in market conditions and the application and timing of various strategies.

Impact of Inflation

Our consolidated financial statements and related notes included elsewhere in this prospectus have been prepared in accordance with US GAAP. These require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative value of money over time due to inflation or recession. Inflation generally increases the costs of funds and operating overhead, and to the extent loans and other assets bear variable rates, the yields on such assets. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant effect on the performance of a financial institution than the effects of general levels of inflation. In addition, inflation affects a financial institution’s cost of goods and services purchased, the cost of salaries and benefits, occupancy expense and similar items. Inflation and related increases in interest rates generally decrease the market value of investments and loans held and may adversely affect liquidity, earnings and shareholders’ equity.

Recent Accounting Pronouncements

ASU 2014-09, “Revenue from Contracts with Customers (Topic 606).” ASU 2014-09 implements a common revenue standard that clarifies the principles for recognizing revenue. The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company’s revenue is comprised of net interest income on financial assets and financial liabilities, which is explicitly excluded from the scope of ASU 2014-09, and non-interest income. The Company adopted the standard in the first quarter of 2018 and its adoption did not have a significant impact on the Company’s financial statements.

ASU 2016-01, “Financial Instruments – Overall (Subtopic 825-10) - Recognition and Measurement of Financial Assets and Financial Liabilities.” ASU 2016-1, among other things, (i) requires equity investments, with certain exceptions, to be measured at fair value with changes in fair value recognized in net income, (ii) simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment, (iii) eliminates the requirement for public business entities to disclose the methods and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet, (iv) requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes, (v) requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments, (vi) requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset on the balance sheet or the accompanying notes to the financial statements and (viii) clarifies that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale. ASU 2016-1 became effective for the Company on January 1, 2018 and has not had a significant impact on the Company’s financial statements.

ASU 2016-02, “Leases (Topic 842).” ASU 2016-02 will, among other things, require lessees to recognize a lease liability, which is a lessee‘s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. ASU 2016-02 does not significantly change lease accounting requirements applicable to lessors; however, certain changes were made to align, where necessary, lessor accounting with the lessee accounting model. ASU 2016-2 became effective on January 1, 2019 and requires transition using a modified retrospective approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The Company continues to evaluate the provision of the new lease standard but, due to the small number of lease agreements presently in effect for the Company, has concluded the new guidance will not have a significant impact on the Company’s financial statements.

ASU 2016-09, “Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting.” ASU 2016-09 will amend current guidance such that all excess tax benefits and tax deficiencies related to share-based payment awards will be recognized as income tax expense or benefit in the income statement during the period in which they occur. Additionally, excess tax benefits will be classified along with other income tax cash flows as an operating activity rather than a financing activity. ASU 2016-09 also provides that any entity can make an entity-wide accounting policy election to either estimate the number of awards that are expected to vest, which is the current requirement, or account for forfeitures when they occur. ASU 2016-09 was effective on January 1, 2017 and did not have a significant impact on the Predecessor’s or Successor’s financial statements, respectively.

ASU 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” ASU 2016-13 requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts and requires enhanced disclosures related to the significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization’s portfolio. In addition, ASU 2016-13 amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. ASU 2016-13 will be effective on January 1, 2020. While the Company generally expects that the implementation of ASU 2016-13 may increase their allowance for loan losses balance, the Company is continuing to evaluate the potential impact of ASU 2016-13 on its financial statements.

ASU 2016-15, “Statement of Cash Flows (Topic 230) – Classification of Certain Cash Receipts and Cash Payments.” SU 2016-15 provides guidance related to certain cash flow issues in order to reduce the current and potential future diversity in practice. ASU 2016-15 became effective for the Company on January 1, 2018 and has not had a significant impact on the Company’s financial statements.

ASU 2016-16, “Income Taxes (Topic 740) – Intra-Entity Transfers of Assets Other Than Inventory.” ASU 2016-16 provides guidance stating that an entity should recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. ASU 2016-16 became effective on January 1, 2018 and has not had a significant impact on the Company’s financial statements.

ASU 2016-18, “Statement of Cash Flows (Topic 230) – Restricted Cash.” ASU 2016-18 requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-18 became effective on January 1, 2018 and has not had a significant impact on the Company’s financial statements.

Accounting Standards Update (ASU) 2017-01, “Business Combinations (Topic 805) – Clarifying the Definition of a Business.” ASU 2017-01 clarifies the definition and provides a more robust framework to use in determining when a set of assets and activities constitutes a business. ASU 2017-01 is intended to provide guidance when evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. ASU 2017-01 became effective on January 1, 2018 and has not had a significant impact on the Company’s financial statements.

Accounting Standards 2017-04, “Intangibles – Goodwill and Other (Topic 350) – Simplifying the Test for Goodwill Impairment.” ASU 2017-04 eliminates Step 2 from the goodwill impairment test which required entities to compute the implied fair value of goodwill. Under ASU 2017-04, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. ASU 2017-04 will be effective on January 1, 2020, with earlier adoption permitted and is not expected to have a significant impact on the Company’s financial statements.

ASU 2017-08, “Receivables – Nonrefundable Fees and Other Costs (Subtopic 310-20) – Premium Amortization on Purchased Callable Debt Securities.” ASU 2017-08 shortens the amortization period for certain callable debt securities held at a premium to require such premiums to be amortized to the earliest call date unless applicable guidance related to certain pools of securities is applied to consider estimated prepayments. Under prior guidance, entities were generally required to amortize premiums on individual, non-pooled callable debt securities as a yield adjustment over the contractual life of the security. ASU 2017-08 is effective in 2019 although early adoption is permitted. The Predecessor elected to early adopt ASU 2017-08 in the second quarter of 2017. The adoption of this guidance did not have a material impact on the Predecessor’s or the Company’s financial statements.

ASU 2018-02, “Income Statement – Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income.” ASU 2018-02 was issued to address the income tax accounting treatment of the stranded tax effects within other comprehensive income due to the prohibition of backward tracing due to an income tax rate change that was initially recorded in other comprehensive income. This issue came about from the enactment of the Tax Cuts and Jobs Act on December 22, 2017 that changed the Company’s income tax rate from 35% to 21%. The ASU changed current accounting whereby an entity may elect to reclassify the stranded tax effect from accumulated other comprehensive income to retained earnings. The ASU is effective for periods beginning after December 15, 2018 although early adoption is permitted. The Predecessor elected to early adopt ASU 2018-02 in the fourth quarter of 2017. The adoption of this guidance did not have a material impact on the Predecessor’s or the Successor’s financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS OF TECTONIC

The following discussion and analysis should be read in conjunction with “Tectonic Selected Historical Consolidated Financial Information,” and our consolidated financial statements and related notes included elsewhere in this prospectus. To the extent that this discussion describes prior performance, the descriptions relate only to the periods listed, which may not be indicative of our future financial outcomes. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause results to differ materially from management’s expectations. Factors that could cause such differences are discussed in the sections of this prospectus entitled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.” We assume no obligation to update any of these forward-looking statements.

General

We are a Texas-based financial services firm offering investment advisory and wealth management, brokerage and insurance services to affluent and high net worth individuals and families, small businesses and institutions. We operate through our holding company, Tectonic Holdings, and offer financial services through our subsidiaries, which include Tectonic Advisors, an SEC registered investment advisor, Sanders Morris, a FINRA registered broker-dealer and an SEC registered investment advisor, and HWG, an insurance agency registered with the TDI. Our business has historically experienced stable growth from our advisory business, pursuant to which we earn revenues which are of a recurring nature as a result of established relationships with institutions (including affiliates), individuals and families under advisory agreements. We have undertaken successful acquisitions to complement our existing business and broadened our service offerings to include insurance and brokerage services. The following discussion and analysis presents our results of operations for the nine months ended September 30, 2018 and 2017, and our financial condition as of September 30, 2018 and December 31, 2017.

Investment Advisory Business

Tectonic Advisors and Sanders Morris are each SEC registered investment advisors with established advisory relationships. Sanders Morris offers advisory services largely to high net worth individuals. Tectonic Advisors provides advisory services to individuals, trusts and institutions, including the Bank and Cain Watters. Tectonic Advisors provides advisory services to the Bank on assets held in a group of common pooled funds established by the trust department of the Bank for investment by fiduciary clients. Almost all of these Bank clients are also clients of Cain Watters, which were referred to the Bank by Cain Watters. In addition, Tectonic Advisors provides advisory services to Cain Watters for the benefit of its clients in consideration for an asset-based fee under a long-term agreement. See “Certain Relationships and Related Persons Transactions–Cain Watters.”

As of September 30, 2018, and December 31, 2017, we had approximately $2.22 billion and $2.07 billion, respectively, of advisory assets under management under our combined advisory businesses.

Brokerage Business

Our brokerage business at Sanders Morris provides (i) directed brokerage services primarily to institutional clients, and (ii) managed brokerage services primarily to affluent high net worth individuals and families, often with a limited power of attorney. As of September 30, 2018 and December 31, 2017, we had approximately $1.60 billion and $1.48 billion, respectively, in brokerage account assets. The increase in brokerage account assets was primarily attributable to the addition of a new team of brokers in 2018.

Insurance Services

HWG earns placement and residual commissions on a variety of business and personal insurance products. HWG works with both individuals and businesses, and offers primarily life, disability, and key person insurance, as well as buy-sell agreements, although it can service a wide variety of business and personal insurance needs.

Our Acquisitions

In February 2017, Tectonic acquired from Summer Wealth Management, or Summer Wealth, 100% of the outstanding ownership interests of Sanders Morris and HWG, as well as a sister company of Sanders Morris, Miller-Green Financial Services LLC, or Miller-Green, also an SEC registered investment advisor. In January 2018, Tectonic acquired 100% of the outstanding ownership interests of Summer Wealth. These transactions resulted in recognition of a bargain purchase gain in each of 2017 and 2018, as discussed hereafter.

Critical Accounting Policies and Estimates

Our financial information is prepared in accordance with GAAP. Application of these principles requires management to make complex and subjective estimates and judgments of accounting measurements and matters that are inherently uncertain. These estimates and judgments affect the amounts reported in the following discussion and in our consolidated financial statements and accompanying notes. When applying accounting policies in areas that are subjective in nature, Tectonic must use its best judgment to arrive at the carrying value of certain assets and liabilities. The following accounting policies are identified by management as being critical to the results of operations:

Business Combinations

We account for transactions that meet the definition of a purchase business combination by recording the assets acquired and liabilities assumed at their fair value on acquisition. Intangible assets and contingent consideration are identified and recognized individually. If the purchase price plus the fair value of the liabilities assumed exceeds the fair value of the assets acquired, goodwill is recognized. Conversely, if the fair value of the assets acquired exceeds the purchase price plus the fair value of the liabilities assumed, a bargain purchase gain is recognized.

Fair Value of Financial Instruments

Tectonic calculates the fair value of its assets and liabilities which qualify as financial instruments and includes this information in the notes to consolidated financial statements when the fair value is different than the carrying value of those financial instruments. The fair value of cash and cash equivalents, deposits with clearing organizations, receivables, other assets, prepaid expenses, accounts payable and accrued liabilities approximate cost due to the short period of time to maturity. The carrying value of short and long-term notes receivable and debt also approximates fair value since these instruments bear market rates of interest. None of these instruments are held for trading purposes. Changes in assumptions or actual conditions could materially change the values of these instruments.

Unit Based Compensation

The fair value of Tectonic’s employee stock options is estimated at the date of grant using the Modified Black-Scholes-Merton option pricing model. In calculating the fair value of the options, management makes assumptions regarding the risk-free rate of return, the expected volatility of our common stock and the expected life of the options.

Related Party Transactions

Tectonic has payables and receivables with affiliates related to established agreements. Details of related party activity are presented in Note 11 of the accompanying Tectonic Consolidated Financial Statements and described in the section of this prospectus entitled “Certain Relationships and Related Party Transactions.”

Cash and Cash Equivalents

Cash and cash equivalents includes demand deposits with financial institutions, including affiliates, which exceed federally insured limits from time to time; however, Tectonic has not incurred any losses related to its demand deposits and does not believe it is exposed to any significant credit risk. Highly liquid debt instruments with original maturities of three months or less when purchased are considered to be cash equivalents. As described more fully below, Sanders Morris is subject to the regulations of the SEC that, among other things, may restrict the withdrawal of cash held at Sanders Morris’ clearing firms that are used to collateralize Sanders Morris’ trading accounts.

Recent Accounting Pronouncements

Please refer to Note 1 of the accompanying Tectonic Consolidated Financial Statements for information related to the adoption of new accounting standards and the effect of newly issued but not yet effective accounting standards.

Key Factors in Our Business and Results of Operations

Investment Advisory Revenues. Investment advisory revenue represents revenue from our agreements with the institutions (including affiliates), individuals, and families whose assets we manage. These revenues are typically based on a percentage of the underlying values of the assets under management for the given period. Though these revenues are recurring, they are directly affected by volatility of the asset values, which can be influenced by fluctuations in the equity and fixed income markets and/or the addition or withdrawal of assets (which increase or decrease the underlying assets under management and, thus, associated asset-based revenues).

Commissions on Brokerage Activities. Commissions on brokerage activities represents commissions earned by Sanders Morris from brokerage services provided to institutions and individuals who are brokerage clients of Sanders Morris through Sanders Morris’ clearing brokers. These revenues can be based on a fee based on the number of shares of common or preferred stock bought or sold or based on the percentage value of the asset bought or sold. These revenues can be cyclical in nature, affected by periodic rebalancing of portfolios, market conditions (people tend to buy or sell assets when markets are rising or, at least, stable), market activity and/or general volatility in trading levels.

Operating Expenses. Operating expenses include the costs of research and direct costs related to asset management, clearing fees paid by Sanders Morris to its clearing firms and execution fees related to brokerage activity, commissions paid to our brokers and registered representatives, employee compensation and benefits, legal and professional fees, asset related expenses, and other operating expenses.

Regulatory and Compliance Matters. Our business, as well as the financial services industry generally, is subject to regulations that cover all aspects of the broker-dealer and investment advisory businesses. Advisors, Sanders Morris, and Miller-Green are subject to regulation by the SEC’s Division of Investment Management, and as such, are subject to regulatory requirements under the Advisers Act relating to broad aspects of their business.

In addition, Sanders Morris, as a registered broker-dealer and member of FINRA, is subject to regulations that cover the implementation of a supervisory control system over the securities business, advertising and sales practices, conduct of and compensation in connection with public securities offerings, maintenance of adequate net capital, record keeping and the conduct and qualifications of employees, among other aspects. In particular, Sanders Morris is subject to the SEC’s uniform net capital rule, Rule 15c3-1, discussed further under “–Capital Resources and Regulatory Capital Requirements–Broker Dealer Regulatory Net Capital” below.

Financial Condition

Tectonic’s total assets grew from approximately $23.6 million as of December 31, 2017 to $24.5 million as of September 30, 2018, an increase of $979 thousand, or 4.2%. The majority of this increase is from an increase in cash and cash equivalents of $1.3 million, offset primarily by a decrease in property and equipment, net, attributable to depreciation and amortization. The increase in cash came from cash flows from operations for the nine months ending September 30, 2018, offset by approximately $30 thousand of fixed asset purchases and net distributions to members totaling $1.7 million.

The primary drivers of our business are our advisory assets under management and client brokerage assets, discussed below.

Advisory Assets Under Management and Client Brokerage Assets. As a financial services business, we evaluate our client assets as a primary driver of our business. Our client assets include: (i) assets under management and advisement in our advisory business and (ii) assets held with us (through our clearing firm) that are in brokerage accounts. As detailed in the table below, our client assets have increased through a combination of acquisitions and organic growth, from a total of $1.4 billion as of December 31, 2015 to $1.5 billion as of December 31, 2016, $3.6 billion as of December 31, 2017 and $3.8 billion as of September 30, 2018.

Our advisory assets represent assets we manage for our clients, on which we earn revenue which is typically based on a percentage of the underlying average assets values for the given period. These revenues are of a recurring nature, but are directly affected by increases and decreases in the values of the underlying assets. See “Key Factors in Our Business and Results of Operations-Investment Advisory Revenues.”

Our brokerage assets represent client assets from which we earn fees from providing brokerage services, which are typically based on the number of shares or units sold, or on a percentage of the value of the asset bought or sold. These revenues can be cyclical in nature, based on market activity from periodic rebalancing or market conditions. See “-Key Factors in Our Business Results of Operations-Commissions on Brokerage Activities.”

Liquidity

Our liquidity relates to our ability to maintain a steady flow of funds to support our ongoing operating, investing and financing activities. Our primary source of liquidity is cash flows from operations, but also includes income from investments and gains on the sale of investments. We analyze and monitor liquidity to ensure that adequate funds are available across the organization to meet normal operating requirements and planned expenditures, in addition to assessing the potential for unexpected liquidity needs given the nature of our business.

Capital Resources and Regulatory Capital Requirements

As of September 30, 2018, Tectonic had no material commitments for capital expenditures.

Broker-Dealer Regulatory Net Capital

The liquidity of a broker-dealer is measured for regulatory purposes by FINRA as its regulatory net capital, which is capital net of assets not readily convertible to cash. Regulatory net capital is generally calculated by taking cash and assets readily convertible to cash, and subtracting all but a few very narrowly defined liabilities. Rule 15c3- 1 specifies the minimum level of regulatory net capital a broker-dealer must maintain to ensure adequate liquidity for its brokerage activities. In addition, the SEC and FINRA impose rules that require notification when net capital falls below certain predefined criteria and limit the ratio of subordinated debt to equity in the capital structure of a broker-dealer.

Though the existing business model of Sanders Morris requires only a net capital minimum of $100,000, the firm has decided to maintain the higher net capital amount of $250,000. Maintaining the higher net capital minimum of $250,000 provides Sanders Morris the ability to, among other things, receive customer checks in the firm’s name for deposit with our clearing firm and participate in certain underwritings. While the process to reduce the net capital requirement is not complicated, the process to raise it again to match the requirements of an expanding business model is. Since our acquisition of Sanders Morris in February 2017, we have grown regulatory net capital from just over $1 million as of February 28, 2017 to approximately $1.5 million at December 31, 2017, and to $2.6 million as of September 30, 2018.

Results of Operations

The table below represents our results of operations for the nine months ended September 30, 2018 and 2017:

	Nine months ended September
	2018	2017
Revenues
Investment advisory and other related services	$6,529,418	$5,400,186
Commissions on brokerage activities and other products	6,523,211	4,381,350
Other revenue	129,750	117,792
Total revenues	12,912,379	9,899,328

Operating expenses:
Research and money management direct costs	246,572	183,708
Clearing and execution fees	874,851	542,005
Commissions	1,259,430	769,754
Employee compensation and benefits	4,826,559	2,849,578
Legal and professional fees	167,484	362,421
Depreciation and amortization	294,479	229,971
Other operating expenses	1,927,590	1,693,603
Total operating expenses	9,596,965	6,631,040

Other income (expense):
Other income	27,258	28,630
Interest income	836	40
Interest expense	(602,536)	(882,034)
Gain on bargain purchase	1,671,694	1,444,975
Gain on sale of assets	36,705	4,425
Total other income (expense)	1,133,957	596,036

Net income (loss) from continuing operations	4,449,371	3,867,333

Discontinued Operations	(11,342)

Net income (loss)	$4,438,029	$3,864,324

Net Income

Net income for the nine months ended September 30, 2018 was $4.4 million, an increase of approximately $570 thousand from net income of $3.9 million for the nine months ended September 30, 2017. The increase in net income was driven by a $1.1 million increase in advisory fees and a $1.9 million increase in brokerage revenues. These increases were partially offset by increased expenses, including significant investments in personnel to support our existing and future growth.

Details of the changes in the various components of net income are discussed in more detail below.

Investment advisory revenue and other related services. The increase in revenues from investment advisory and other related services of approximately $1.1 million, or 20.9%, from approximately $5.4 million for the nine months ended September 30, 2017 to $6.5 million for the nine months ended September 30, 2018 was the result of the growth of Tectonic Advisor’s existing assets under management and related fees, combined with the growth of Sanders Morris’ advisory assets under management. As discussed above, this component of our revenue has a recurring nature, but is subject to changes in asset values due to market fluctuations and client additions and withdrawals that increase or decrease the underlying assets under management.

Revenue from brokerage activities and other products. The increase in revenue from brokerage activities of $1.9 million, or 42.7%, from approximately $4.4 million for the nine months ended September 30, 2017 to $6.3 million for the nine months ended September 30, 2018, is from growth in Sanders Morris’ brokerage activities, which has primarily resulted from a new institutional brokerage group which joined Sanders Morris in connection with our acquisition of Sanders Morris, and increased activity in Sanders Morris’ established lines of business, primarily serving affluent and high net worth individuals and families. Also included in the revenue from brokerage activities is income of $236 thousand earned on margin lending at Sanders Morris through balances held at our primary clearing broker, and income of $450 thousand resulting from the payment of management fees by a former affiliate during the period to assist that affiliate in transitioning its business.

Other revenue. Other revenue increased by approximately $12 thousand, or 10%, from approximately $118 thousand for the nine months ended September 30, 2017 to $130 thousand for the nine months ended September 30, 2018, due to immaterial variances. Other revenue includes income related to consulting services not of an advisory or brokerage nature.

Research and money management direct costs. The increase in research and money management direct costs of approximately $63 thousand, or 34.2%, from approximately $184 thousand for the nine months ended September 30, 2017 to $247 thousand for the nine months ended September 30, 2018, is related to increased activity in 2018, as well as costs related to increased expenditures on information services as we build out additional capabilities in our advisory platform.

Clearing and execution fees. The increase in clearing and execution fees of approximately $333 thousand, or 61.4%, from approximately $542 thousand for the nine months ended September 30, 2017 to $875 thousand for the nine months ended September 30, 2018, is directly related to additional brokerage activity, especially with respect to the development in our institutional brokerage business. These increases were partially offset by the negotiation of a new contract with our primary clearing broker to better address the increases in trading volume in our business model with the growth of the institutional business.

Commissions. The increase in commission expense of approximately $490 thousand, or 63.6%, from approximately $770 thousand for the nine months ended September 30, 2017 to $1.3 million for the nine months ended September 30, 2018, is also directly related to increased brokerage trading activity, especially with respect to growth in our institutional brokerage business.

Employee compensation and benefits. The increase in employee compensation and benefits expense of approximately $2.0 million, or 69.4%, from approximately $2.9 million for the nine months ended September 30, 2017 to $4.8 million for the nine months ended September 30, 2018, is related to increases in compensation from increased activity in addition to hiring additional personnel to support our growth and the expansion of our business.

Legal and professional fees. Legal and professional fees decreased approximately $195 thousand, or 53.8%, from approximately $362 thousand for the nine months ended September 30, 2017 to $167 thousand for the nine months ended September 30, 2018, because of the acquisition activity in 2017 that was not repeated in 2018.

Depreciation and amortization. The increase in depreciation and amortization expense of approximately $65 thousand, or 28%, from approximately $230 thousand for the nine months ended September 30, 2017 to $294 thousand for the nine months ended September 30, 2018 is related to recognition of a full year of amortization of software developed in connection with our investment advisory services, as well as the addition of fixed assets in the acquisition of Sanders Morris.

Other operating expenses. The increase in other operating expenses of approximately $234 thousand, or 13.9%, from approximately $1.7 million for the nine months ended September 30, 2017 to $1.9 million for the nine months ended September 30, 2018, is related to general increases in activity following the acquisition of Sanders Morris and increases in staffing and activity at Advisors. The table below presents the significant categories of our other operating expenses for the nine months ended September 30, 2018 and 2017:

	For the Nine Months Ended September 30,
(dollars in thousands)	2018	2017
Other operating expenses
Office expense	$345,286	$411,712
Management fees	264,853	240,321
Facilities	502,518	307,042
Consulting and audit fees	150,368	255,330
Insurance	184,631	179,474
Other expense	479,935	299,725
Total other operating expenses	$1,927,590	$1,693,603

Other income. Other income decreased by an immaterial amount for the nine months ended September 30, 2017 as compared to the nine months ended September 30, 2018, due to immaterial variances. Other income includes income received from securities in which Tectonic holds less than a 20% interest, for which fair values are not readily available. Tectonic has no material investment commitments related to these securities.

Interest expense. The decrease in interest expense of approximately $279 thousand, or 31.7%, from approximately $882 thousand for the nine months ended September 30, 2017 to $603 thousand for the nine months ended September 30, 2018, is due to a reduction in the interest rate under the agreement on our long-term debt at Advisors when we following the re-financing of such debt.

Gain on bargain purchase. We saw a net increase in bargain purchase gain of $227 thousand, or 15.7%, as it increased from $1.4 million for the nine months ended September 30, 2017 to $1.7 million for the nine months ended September 30, 2018, relating to our acquisition of Sanders Morris, HWG and Miller-Green, or, collectively, the SMH Entities, from Summer Wealth. Our initial purchase of the SMH Entities provided that we pay a price equal to net tangible asset value, as determined by the regulatory filings of Sanders Morris with FINRA, plus an earn-out of approximately $1.4 million, and Summer Wealth agreed to indemnify us for certain liabilities that might arise with respect to the SMH Entities for a period after closing (up to a certain amount). Based on the methodology required by FINRA in calculating net tangible asset value, these regulatory filings excluded certain assets, or the Excluded Assets, such as fixed assets and other financial assets (some of which were subsequently sold by us). In accordance with GAAP, we allocated the consideration paid (including the estimated earn-out) to the assets acquired, including the Excluded Assets. Since the total of net tangible asset value plus the Excluded Assets exceeded the consideration paid to Summer Wealth, GAAP required us to record a bargain purchase gain in 2017 (equal to the amount that the estimated value of the assets exceeded the purchase consideration). In 2018, we acquired Summer Wealth, which had the effect of extinguishing the indemnification obligations on the part of Summer Wealth in consideration for terminating our earn-out obligations. The effective termination of the earn-out obligations resulted in an additional $1.7 million in bargain purchase gain in 2018.

Gain on sale of assets. We saw an increase in gain on sale of assets of $33 thousand, or 729.5%, from $4 thousand for the nine months ended September 30, 2017 to $37 thousand for the nine months ended September 30, 2018. This increase was primarily due to a one-time gain on the sale of shares that had been held in an account of Sanders Morris for some time, which had been deemed worthless securities prior to the acquisition of Sanders Morris by Tectonic, which experienced a recovery in value.

Discontinued Operations. Discontinued operations of approximately $11 thousand relates to a subsidiary which was formed prior to the acquisition of Sanders Morris, yet never substantially commenced operations, and was dissolved in 2018.

Off-Balance Sheet Arrangements. Sanders Morris has uncommitted financing arrangements with its clearing broker that finances its customer accounts, certain broker-dealer balances and firm trading positions. Although these customer accounts and broker-dealer balances are not reflected in the accompanying Tectonic consolidated financial statements, Sanders Morris has generally agreed to indemnify these clearing brokers for losses they may sustain in connection with the accounts, and therefore, retains risk on these accounts. Sanders Morris is required to maintain certain cash or securities on deposit with its clearing brokers. Deposits with clearing organizations were $300 thousand as of September 30, 2018.

Contractual Obligations

Operating Lease Obligations. We have obligations under operating leases that expire between 2020 and 2022 with initial non-cancellable terms in excess of one year. Certain of the leases contain provisions for renewal options, escalation clauses based on increases in certain costs incurred by the lessor as well as free rent periods and tenant improvement allowances. We amortize office lease incentives and rent escalations on a straight-line basis over the life of the respective leases. Our rental expense for operating leases was $431,976 and $304,871 for the nine months ended September 30, 2018 and 2017, respectively, and is included above within other operating expenses under facilities.

Long-Term Debt Obligations. We have an unsecured note payable to Dental Community Financial Holdings, Ltd., or DCFH, an entity which has as its general partner a corporation owned by one of the members of the board of managers of Tectonic Services, LLC, or Tectonic Services, which is the LLC manager of Tectonic. On January 1, 2017, we entered into an agreement with DCFH under which the outstanding principal and interest were rolled into the new principal amount of $7,352,623. The initial interest rate was 18% for the first six months, after which the interest rate changed to 10% for the remaining fifty-four months, during which interest of $66,948 is remitted monthly. The interest due under the initial six-month period was required to be paid in kind, and therefore, increased the principal balance to $8,033,812. The note matures on December 31, 2021. For the nine months ended September 30, 2018 and 2017, our interest expense under this note was $602,536 and $882,034, respectively, and is included in our results of operations under interest expense.

Our lease and long-term debt obligations are summarized in the table below:

	Total	Less than One Year	One to Three Years	Over Three to Five Years	More than Five Years
Long-term debt obligation, related party	$8,033,812	$—	$8,033,812	$—	$—
Operating lease obligations	981,522	351,550	568,680	61,292	—
Total	$9,015,334	$351,550	$8,602,492	$61,292	$—

Impact of Inflation

Tectonic’s consolidated financial statements and related notes included within this prospectus have been prepared in accordance with GAAP, which requires the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative value of money over time due to inflation or recession.

Tectonic’s assets and liabilities are substantially monetary in nature. Therefore, changes in interest rates can significantly impact our performance beyond the general effects of inflation. Interest rates do not necessarily move in the same direction or magnitude as prices of general goods and services, while other operating expenses can be correlated with the impact of general levels of inflation.

Securities Markets and Interest Rates

The value of assets under management is affected by fluctuations in securities markets and changes in interest rates. Since we derive a substantial portion of our revenues from investment advisory and trust fees based on the value of assets under management, our revenues may be adversely affected by a decline in the prices of securities or changing interest rates. A hypothetical 10% decrease in our average assets under management over the course of the year ended December 31, 2017 would have reduced our reported consolidated total revenue by approximately $750 thousand. In addition, our experience indicates that a decline in the stock market could lead to a decline in brokerage revenues as well. Brokerage revenues are generally based on a per share fee or commission to trade a share of a particular stock, bond or other security. In addition, brokerage revenues, in this context, include private placements, participation in syndicates that place public offerings and/or certain other brokerage revenues. By the nature of the aforementioned brokerage activities, the impact of a decline in the stock market cannot be quantified on general trading, syndicate and/or private placement activity. However, if a 10% decline in the stock market resulted in an overall 10% decline in brokerage activities and, thus, revenues, the impact would be a decrease of $622 thousand in brokerage revenues for the year ended December 31, 2017. See “Risk Factors—Risks Related to Our Business—A decline in general business and economic conditions and any regulatory responses to such conditions could have a material adverse effect on our business, financial position, results of operations and growth prospects.”

Our cash equivalents and other investment instruments are exposed to financial market risk due to fluctuations in interest rates, which may affect interest income. We do not expect interest income to be significantly affected by sudden changes in market interest rates.

MANAGEMENT

General

We have an experienced executive management team and board of directors. Our board of directors is comprised of nine directors who are elected by our shareholders at each annual meeting of shareholders for a term of one year. Our directors hold office until the next annual meeting of shareholders following their election and thereafter until their successors shall have been duly elected and qualified. Our executive officers are appointed by our board of directors and hold office until their successors are duly appointed and qualified, or until their earlier death, resignation or removal.

Pursuant to our certificate of formation and bylaws, our board of directors must be comprised of no less than five nor more than 15 directors, and is currently comprised of nine directors. The exact number of directors may be fixed from time to time within the range set forth in our bylaws by resolution of our board.

As discussed in greater detail below, our board of directors has affirmatively determined that Eric Langford and Thomas McDougal qualify as independent directors based upon the rules of NASDAQ and the SEC. Prior to the closing of the offering, the Company intends to appoint two new independent directors, at least one of which shall be an “audit committee financial expert” and chairperson of the Audit Committee. There are no arrangements or understandings between any of the directors, executive officers and any other person pursuant to which he or she was selected as a director.

Directors and Executive Officers

Directors.   The following table sets forth certain information regarding our directors, including their ages and the years that they began serving as directors of the Company:

Name	Current Position	Position Post-Merger	Age at December 1, 2018	Director Since
George L. Ball	Director	Executive Co-Chairman	80	Nov 2018
Darrell W. Cain	Director	Co-Chairman	62	Nov 2018
Steven B. “Brad” Clapp	Director	Director	46	May 2017
Patrick Howard	Director; President & Chief Executive Officer	Director; President & Chief Operating Officer	57	May 2017
Eric Langford	Director	Director	59	May 2017
Thomas McDougal	Director	Director	79	May 2017
Thomas R. Sanders	Director	Director	43	May 2017
A. Haag Sherman	Chairman	Director; Chief Executive Officer	53	Oct 2016
Daniel C. Wicker	Director	Director	48	May 2017

Executive Officers.   The following table sets forth certain information regarding our executive officers, including their positions and length of service with T Acquisition.

Name	Current Position	Position Post-Merger	Age at December 1, 2018	Director Since
George L. Ball	—	Executive Co-Chairman	80	—
Ken Bramlage	Executive Vice President & Chief Financial Officer	Executive Vice President & Chief Financial Officer	58	—
Patrick Howard	President & Chief Executive Officer	President & Chief Operating Officer	57	May 2017
A. Haag Sherman	Chairman	Chief Executive Officer	53	October 2016

The following is a brief discussion of the business and banking background and experience of our directors and executive officers for at least the past five years. With respect to directors, the biographies also contain information regarding the person’s experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Unless otherwise indicated, directors and senior officers have held their positions for the past five years. No director or executive officer has any family relationship, as defined in Item 401 of Regulation S-K, with any other director or with any of our executive officers.

Board of Directors.

•	George L. Ball. Following the merger, Mr. Ball will serve as Executive Co-Chairman of T Acquisition. Mr. Ball has served as a director of T Acquisition since May 2017 and Co-Chairman of Tectonic Holdings since 2015. He has served as Chairman of Sanders Morris, and its predecessor, Sanders Morris Mundy Inc., from May 1992 to present, and served as Chief Executive Officer of Sanders Morris from 2008 to 2011. He previously served as Chairman of The Edelman Financial Group, or Edelman, a financial services holding company, from 2008 until its sale to Hellman and Friedman in 2015. During his tenure, Edelman experienced significant growth (from $3 billion to $18 billion in assets under management). From September 1992 to January 1994, Mr. Ball was a Senior Vice President of Smith Barney Shearson Inc. From September 1991 to September 1992, he was a consultant to J. & W. Seligman & Co. Incorporated. Mr. Ball served as Chairman and Chief Executive Officer of Prudential-Bache Securities, Inc. from 1982 to 1991 and Chairman of the Board from 1986 to 1991. He also served a member of the Executive Office of Prudential Insurance Company of America from 1982 to 1991. Before joining Prudential, Mr. Ball served as President of E.F. Hutton & Co. Mr. Ball is a former governor of the American Stock Exchange and the Chicago Board Options Exchange, and served on the Executive Committee of the Securities Industries Association. He is a graduate of Brown University with honors in economics and served as an officer in the U.S. Navy. We believe Mr. Ball’s broker-dealer expertise and leadership of public companies, both as an executive and as a director, and stock exchanges qualifies him to serve on our board of directors.
•	Darrell W. Cain. Following the merger, Mr. Cain will serve as non-executive Co-Chairman of T Acquisition. Mr. Cain has served as a director of T Acquisition since November 2018, Chairman of Tectonic Holdings since 2015 and a partner at Cain Watters since 1983. Mr. Cain founded Cain Watters in 1983 as an accounting and investment advisory firm specializing in financial planning, working exclusively with members of the dental profession, and served as its President from 1983 until 2008, he is currently a partner of Cain Watters. Mr. Cain previously served on the board of directors of T Bancshares and the Bank from their formation until October 2005. Mr. Cain is a graduate of Baylor University where he received both a Bachelor of Business Administration and Master of Public Accounting degree. He holds certified public accountant and investment advisor representative designations. We believe Mr. Cain brings to the board of directors significant investment, financial planning and financial skills important to the oversight of enterprise and operational risk management of the Company.
•	Steven B. “Brad” Clapp. Mr. Clapp has served as a board member of Tectonic Holdings since 2015 and a director of T Acquisition, T Bancshares and the Bank since May 2017. Mr. Clapp is a partner of Cain Watters and currently serves as the Partner in Charge of Information Technology, in addition to his duties of managing the financial plans of approximately 80 families. He has served the clients of the firm in various planning roles including the development of financial plans, tax planning and practice valuations. He joined Cain Watters in 1998 and became a partner in 2008. Mr. Clapp started his career at the international accounting firm KPMG in 1996. Mr. Clapp is a graduate of The University of Arkansas and The University of Denver. We believe Mr. Clapp brings to the board of directors strong investment, accounting and financial skills important to the oversight of our financial reporting and operational risk management.
•	Patrick Howard. Mr. Howard will serve as President, Chief Operating Officer and a director of the Company. Mr. Howard has served as President and Chief Executive Officer of the Company since May 2017, President and Chief Executive Officer of the Bank since 2010 and as the Chief Operating Officer and director of the Bank and T Bancshares since 2007. During his tenure at the Bank, he has overseen the growth of the trust platform to over $1.3 billion in assets, more than tripled the size of the loan portfolio in the last seven years through organic growth and successfully recruited and integrated a national Small Business Administration, or SBA, lending platform. He accomplished this while developing and ensuring an operating culture based on strong internal controls and regulatory compliance. In addition, prior to its acquisition by TAI in May 2017, T Bancshares was an SEC reporting company, and Mr. Howard was jointly responsible for T Bancshares’ SEC filings and compliance. Mr. Howard previously served as the Executive Vice President and Chief Operating Officer of a savings bank that he helped grow from $50 million to $2.2 billion over an 11-year period. Mr. Howard graduated magna cum laude from the University of Texas at San Antonio.

•	Eric Langford. Mr. Langford has been a director of T Bancshares and the Bank since February 2003 and a director of T Acquisition since May 2017. He has been active in the real estate industry for over 30 years as an investor and developer. Since 1995, he has managed Langford Property Company. He previously served as Senior Vice President for two leading national real estate firms, Opus West Corporation from 2003 to 2006 and Koll Development Company from 1993 to 2000. A 50-year resident of Dallas, Mr. Langford was the founding President of North Texas Commercial Association of Realtors, which awarded him with the Stemmons Service Award, the highest honor in the Dallas real estate industry. Mr. Langford is a magna cum laude graduate from Texas A&M University. We believe that Mr. Langford’s expansive business experience in the real estate industry provides leadership and management experience that is beneficial to the board of directors.
•	Thomas McDougal, DDS. Dr. McDougal has been a director of T Bancshares and the Bank since February 2003 and a director of T Acquisition since May 2017. Dr. McDougal is a practicing dentist, having been in private practice since 1970. In 1988, Dr. McDougal founded the dental practice in Richardson, Texas which today is McDougal and Richard Dentistry. He received a Bachelor of Science degree from Oklahoma State University and his Doctor of Dental Surgery degree from Baylor University. He serves on the board of directors of several national dentistry associations, and served as President of the Dallas County Dental Society and the American Academy of Dental Practice. He has been an adjunct professor at Baylor College of Dentistry since 2008 and has been on the teaching faculty at the center for Aesthetic and Restoration Dentistry since 2005. We believe Dr. McDougal’s experience as a practicing dentist and leadership roles in the dental community provides particular benefit in overseeing our dental lending program and trust line of business as well as corporate governance experience.
•	Thomas R. Sanders. Mr. Sanders has served as a director of Tectonic Holdings since 2015 and a director of T Acquisition, T Bancshares and the Bank since May 2017. Mr. Sanders has been a partner of Cain Watters since 2008 after joining the firm in 2002. He currently serves as Partner in Charge of Tax Services, overseeing a department with over 30 employees that is responsible for filing over 2,200 federal tax returns plus state returns, extensions and personal property tax returns for clients. Mr. Sanders also serves on the CWA Investment Committee and manages the financial planning relationship for more than 80 of the firm’s clients representing assets under management in excess of $200 million. Mr. Sanders started his career at Deloitte where he spent four years in their tax department including several international assignments. Mr. Sanders graduated from Baylor University in 1998 with a Bachelor of Business Administration and a Masters of Science in Taxation. We believe that Mr. Sanders’ tax expertise enhances the skill set of our board of directors.
•	A. Haag Sherman. Mr. Sherman has served as Chairman of T Acquisition since November 2017 and as Chairman of T Bancshares and the Bank since May 2017. Following the merger, he will serve as a director and the Chief Executive Officer of T Acquisition. Mr. Sherman has also served as Chief Executive Officer and a director of Tectonic Holdings since 2015. Mr. Sherman has served as a director of Hilltop Holdings, Inc. since its acquisition of Plains Capital Corporation in November 2012. He previously served as a director of PlainsCapital from September 2009 to November 2012. Mr. Sherman is the Chief Executive Officer and Chief Investment Officer of Tectonic Advisors LLC, a registered investment advisor. Prior to joining the Company, Mr. Sherman co-founded Salient Partners, LP (a Houston-based investment firm) in 2002 and served in various executive positions, including Chief Executive Officer and Chief Investment Officer, through October 2011. In addition, he previously served as an executive officer and partner of The Redstone Companies from 1998 to 2002 where he, among other things, managed a private equity portfolio (where he was responsible for two finance companies). He previously served as a member of the board of directors of Salient MLP & Energy

Infrastructure Fund, Blue Dolphin Energy Company, Miller Energy Resources, Inc. and ZaZa Energy Corp. and currently serves on private company boards and non-profits. Mr. Sherman has served as an adjunct professor of law at The University of Texas School of Law. Mr. Sherman previously practiced corporate law at Akin, Gump, Strauss, Hauer & Feld, LLP from 1992 to 1996 and was an auditor at Price Waterhouse, a public accounting firm, from 1988 to 1989. Mr. Sherman is an attorney and certified public accountant. We believe that Mr. Sherman’s leadership, board expertise, legal background and experience in financial services, including banking, trust and finance companies, qualify him to serve on our board of directors.

•	Daniel C. Wicker. Mr. Wicker has served as a director of Tectonic Holdings since 2015 and a director of T Acquisition, T Bancshares and the Bank since May 2017. Mr. Wicker has been a partner of Cain Watters since 2008 after joining the firm in 1997. Mr. Wicker currently serves as the Partner in Charge of Operations, overseeing the financial planning process as well as the Cain Watters planners, among other operational responsibilities. He has served the clients of the firm in various planning roles including the development of financial plans, tax planning and practice valuations. Mr. Wicker started his career at the international accounting firm KPMG where he worked from 1993 to 1997. Mr. Wicker graduated from Kansas State University in 1993. We believe that Mr. Wicker’s leadership and strategic planning abilities qualify him to serve on our board of directors.

Executive Officers and Other Significant Employees.

•	Ken Bramlage, age 58. Mr. Bramlage has served as Executive Vice President and Chief Financial Officer of T Acquisition since May 2017 and holds the same positions at T Bancshares and the Bank. He joined the Bank in July 2008 as Vice President and Controller and was promoted to Senior Vice President and Chief Financial Officer in April 2010 and Executive Vice President and Chief Financial Officer in 2013. Prior to joining the Company, Mr. Bramlage was Vice President and Controller for a $1.0 billion savings bank headquartered in Olathe, Kansas since April 1999. Mr. Bramlage earned a Bachelor of Administration degree in Accounting at Kansas State University in 1984 and became licensed as a certified public accountant in the state of Texas in 1985.

Controlled Company

We are, and will be after the completion of this offering, a “controlled company” within the meaning of the NASDAQ corporate governance standards. As a result, although the members of our Audit Committee are required to be independent, we are not required to have a majority of our board of directors be independent, nor are we required to have a compensation committee or an independent nominating function under the NASDAQ rules. We will be in full compliance with NASDAQ listing requirements for controlled companies as of the date of completion of the offering. We intend to avail ourselves of the controlled company exemptions while we remain a controlled company.

Director Independence

We intend to apply to list our common stock on the NASDAQ Global Select Market and, upon successful listing, we will be required to comply with the rules of the NASDAQ Stock Market with respect to the independence of directors who serve on our board of directors and its committees. Under the rules of NASDAQ, a majority of the members of the board of directors must be “independent directors” by the one-year anniversary of the time we cease to be a controlled company. The rules of NASDAQ, as well as those of the SEC, impose several other requirements with respect to the independence of our directors. Applying these standards, our board of directors has determined that each of Eric Langford and Thomas McDougal is an “independent director” as that term is defined in Rule 5605(a)(2) of the NASDAQ rules. The board of directors has also determined that the members of the Audit Committee are independent under the heightened standards of independence required by Section 5605(c)(2)(A) of the NASDAQ rules. In making these determinations, the board of directors considered the banking relationships with directors and their related interests which we enter into in the ordinary course of our business, the arrangements which are disclosed in the section of this prospectus entitled “Certain Relationships and Related Party Transactions” and the compensation arrangements described in the sections of this prospectus entitled “Executive Compensation” and “Executive Compensation-Director Compensation.”

Compensation Committee Interlocks and Insider Participation

Upon completion of the offering, none of the members of our Compensation Committee will be or will have been an officer or employee of the Company or the Bank. In addition, none of our executive officers serves or has served as a member of the board of directors, compensation committee or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of our directors or on our Compensation Committee.

Family Relationships

There are no family relationships among our directors and executive officers and will be no family relationships among the directors and executive officers of T Acquisition and its subsidiaries after the merger.

Risk Management and Oversight

Our board of directors oversees our risk management process, which is a company-wide approach to risk management that is carried out by our management. Our full board of directors determines the appropriate risk for us generally, assesses the specific risks faced by us, and reviews the steps taken by management to manage those risks. While our full board of directors maintains the ultimate oversight responsibility for the risk management process, its committees oversee risk within their particular area of concern. In particular, our Compensation Committee is responsible for overseeing the management of risks relating to our executive compensation plans and arrangements, and the incentives created by the compensation awards it administers. Our Audit Committee is responsible for overseeing the management of risks associated with, among other things, related party transactions, internal controls and financial reporting. Our board of directors monitors capital adequacy in relation to risk. Pursuant to our board of directors’ instruction, management regularly reports on applicable risks to the relevant committee or the full board, as appropriate, with additional review or reporting on risks conducted as needed or as requested by our board of directors and its committees.

Board Committees

Our board of directors has established standing committees in connection with the discharge of its responsibilities. These committees include the Audit Committee and the Compensation Committee. Our board of directors also may establish such other committees as it deems appropriate, in accordance with applicable law and regulations and our corporate governance documents.

Audit Committee.   The members of our Audit Committee are               ,               , and               , with               serving as chair of our Audit Committee. Our board of directors has evaluated the independence of each of the members of our Audit Committee and has affirmatively determined that each of the members of our Audit Committee (1) is an “independent director” under the rules of NASDAQ, (2) satisfies the additional independence standards under applicable SEC rules for audit committee service, and (3) has the ability to read and understand fundamental financial statements. The board of directors has determined that the Audit Committee does not have an “audit committee financial expert,” as defined by the SEC. The board of directors believes that the members of the Audit Committee are able to read and understand the consolidated financial statements of the Company and are familiar with the Company and its business. Nonetheless, the board of directors is seeking an additional member who will serve as the “audit committee financial expert” and have the financial sophistication required by the rules of NASDAQ.

The Audit Committee oversees our accounting and financial reporting processes and the audits of our financial statements and, in that regard, assists our board of directors in its oversight of (i) the integrity of our financial statements, (ii) our system of internal control, (iii) the performance of our internal audit function, (iv) the selection, engagement, management and performance of our independent auditor that audits and reports on our consolidated financial statements, (v) the review of reports of bank regulatory agencies and monitoring management’s compliance with the recommendations contained in those reports and (vi) our compliance with legal and regulatory requirements related to our financial statements and reporting.

Among other things, our Audit Committee has responsibility for:

•	overseeing the quality and integrity of regulatory and financial accounting, financial statements, financial reporting processes and systems of internal accounting and financial controls;

•	overseeing the annual independent audit of the Company’s financial statements and internal control over the Bank’s financial reporting, the engagement, compensation and retention of the independent registered public accounting firm and the evaluation of the independent registered public accounting firm’s qualifications, independence and performance;
•	resolving any disagreements regarding financial reporting between management and the independent auditor;
•	overseeing and evaluating the performance of the internal audit function and review;
•	meeting with management and the independent auditor to review the effectiveness of our system of internal control and internal audit procedures, and to address any deficiencies in such procedures;
•	overseeing the effectiveness of the system for monitoring compliance with laws and regulations and the results of any investigation by management;
•	instituting and overseeing any special investigations;
•	establishing and overseeing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and for the confidential anonymous submission by Company employees of concerns, regarding questionable accounting or auditing matters;
•	reviewing our earnings releases and reports filed with the SEC;
•	preparing the Audit Committee report required by SEC rules to be included in our annual report;
•	reviewing the design of the Company’s enterprise-wide risk management framework, including the process for assessing and managing risks, benchmarks for and major financial risk exposures from such risks, supporting methods, risk policies, and risk inventories, as they relate to credit, interest rate, liquidity, transactional, compliance and legal, strategic and reputational risks;
•	reviewing reports and recommendations provided by senior management or third party consultants retained by the committee related to Company’s financial, operational, credit, strategic, market, investment, liquidity, reputational and compliance risks;
•	reviewing significant aggregate risk concentrations and other escalations, and approving significant corrective actions recommended by senior management; and
•	handling such other matters that are specifically delegated to the Audit Committee by our board of directors from time to time.

The Audit Committee works closely with management as well as our independent auditors. The Audit Committee has the authority to obtain advice and assistance from, and receive appropriate funding to engage outside legal, accounting or other advisors as the Audit Committee deems necessary to carry out its duties. Our board of directors has adopted a written charter for the Audit Committee, which sets forth the committee’s duties and responsibilities in greater detail. The charter of the Audit Committee will be available on our website at www.tbank.com upon completion of this offering.

Compensation Committee.   The members of our Compensation Committee are               , and               , with serving as chair of our Compensation Committee. Our board of directors has determined that each of and               qualifies as a “non-employee director” for purposes of the Exchange Act Rule 16b-3.

The Compensation Committee assists our board of directors in its oversight of our overall compensation structure, policies and programs and assessing whether such structure establishes appropriate incentives and meets our corporate objectives, the compensation of our executive officers and the administration of our compensation and benefit plans.

Among other things, our Compensation Committee has responsibility for:

•	reviewing, determining, and recommending to our board of directors for its confirmation, the annual compensation, annual incentive opportunities and any other matter relating to the compensation of the Company’s executive officers;

•	monitoring and evaluating the risks related to the Company’s compensation programs and practices;
•	reviewing and comparing compensation practices of any relevant peer group in order to assist in the committee’s evaluation of the appropriateness of the Company’s compensation practices and programs;
•	reviewing, approving and administering each of the Company’s non-qualified deferred compensation plans and annual incentive plans, and performing such other duties and responsibilities as may be assigned to the committee under the terms of those plans;
•	annually reviewing and recommending to our board of directors the annual director’s compensation and any additional compensation for services on committees of our board of directors, service as a committee or board chairman, meeting fees or any other benefit payable by virtue of the director’s position as a member of our board of directors;
•	reviewing the performance of the executive officers for each fiscal year;
•	producing the Compensation Committee Report on executive compensation required for inclusion in the Company’s annual proxy statement or Annual Report on Form 10-K and any other reports or documents required to be filed with the SEC in compliance with the rules and regulations promulgated by the SEC;
•	reviewing and determining, and recommending to our board of directors for its confirmation, the establishment of the performance measures applicable to each performance-based cash incentive and equity incentive award to be made under any plan, and the applicable performance targets for each such performance measure for each such award granted under any plan;
•	overseeing and making recommendations to our board of directors regarding the Company’s compliance with SEC rules and regulations regarding shareholder approval of certain executive compensation matters, including advisory votes on executive compensation and golden parachute compensation, and the requirement under the NASDAQ rules that, with limited exceptions, shareholders approve equity compensation plans; and
•	performing any other duties or responsibilities our board of directors may expressly delegate to the committee from time to time on matters relating to the Company’s compensation programs.

Our board of directors has adopted a written charter for the Compensation Committee, which sets forth the committee’s duties and responsibilities. The charter of the Compensation Committee will be available on our website at www.tbank.com upon completion of this offering.

Code of Business Conduct and Ethics

Our board of directors has adopted a Code of Business Conduct and Ethics that applies to all of our directors, officers and employees. The Code of Business Conduct and Ethics sets forth the standard of conduct that we expect all of our directors, officers and associates to follow. Our Code of Business Conduct and Ethics will be available on our website at www.tbank.com upon completion of this offering. We expect that any amendments to the Code of Business Conduct and Ethics, or any waivers of its requirements, will be disclosed on our website, as well as by any other means required by the rules of NASDAQ or the SEC.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information regarding the compensation paid to, awarded to, or earned by our named executive officers during our fiscal year ended December 31, 2018.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation(1) ($)	Total ($)
A. Haag Sherman(2) Chairman	2018	300,000	—	—	—	—	8,250	308,250
Patrick Howard President and Chief Executive Officer	2018	242,188	126,250	—	—	—	12,819	381,257
Ken Bramlage Chief Financial Officer	2018	140,396	73,750	—	—	—	7,446	221,592
(1)	The amounts shown in this column are composed of the following items:
Name	Company 401(k) Match	Life Insurance Premiums	Total “All Other Compensation”
A. Haag Sherman	$8,250	$—	$8,250
Patrick Howard	$9,556	$3,263	$12,819
Ken Bramlage	$7,224	$222	$7,446
(2)	Mr. Sherman’s compensation for 2018 was paid by Tectonic Services, the manager of Tectonic Holdings.

General

We compensate our named executive officers through a combination of base salary, annual discretionary bonuses, equity awards and other benefits, including perquisites. Our board of directors believes the executive compensation packages that we provide to our executives, including the named executive officers, should reward performance. Each element of compensation is designed to achieve a specific purpose and to contribute to a total package that is competitive with similar packages provided by other institutions that compete for the services of individuals like our named executive officers.

Base Salary

We provide each of our named executive officers with a competitive fixed annual base salary. The base salaries for our named executive officers are reviewed annually by the board of directors by taking into account the results achieved by each executive, his or her future potential, scope of responsibilities and experience and competitive pay practices. Based upon the comprehensive review, the board of directors has determined the base salaries to be equitable and competitive for our market.

Bonuses

Our named executive officers receive incentive and/or bonus payments based on their employment agreements as described below.

Stock-Based Compensation Awards

Stock-based compensation awards may consist of options to acquire shares of our common stock, restricted stock awards, restricted stock units or performance stock units issued pursuant to the T Acquisition, Inc. 2017 Equity Incentive Plan, or the 2017 TAI Plan, which, as described more fully below, allows the Compensation Committee to establish the terms and conditions of the awards, subject to the terms of the 2017 TAI Plan.

Other Benefits and Perquisites

The named executive officers participate in our broad-based employee welfare benefit plans, such as medical, dental, vision, supplemental disability and term life insurance. The named executive officers also participate in our 401(k) plans. Under the T Bank, N.A. Employees Savings Plan, in which Patrick Howard and Ken Bramlage are participants, we match 100% of an employee’s contribution up to the first 1% and 50% up to next 5% of such employee’s salary up to the 401(k) limit. The Tectonic Retirement Plan and Trust, in which Haag Sherman was a participant in 2017, adopted a safe harbor provision under which all employees receive 3% of compensation up to the 401(a) limit, regardless of the level of their deferrals. The named executive officers are provided the same benefits, and participate in the cost at the same rate, as all other employees.

We provide our named executive officers with certain perquisites that we believe are reasonable and consistent with our overall compensation program to better enable us to attract and retain superior employees for key positions. The Compensation Committee will review the levels of perquisites and other personal benefits provided to named executive officers. Based on this periodic review, perquisites will be awarded or adjusted on an individual basis. The perquisites received by our named executive officers in 2018 included $3,263 paid by the Company on behalf of Mr. Howard toward a $3,000,000 key man life insurance policy for Mr. Howard. In accordance with his Employment Agreement, 50% of the death benefit of this policy is payable to Mr. Howard’s named beneficiaries.

Employment Agreements

We have entered into employment agreements with Messrs. Howard and Bramlage. In addition, in connection with the merger, we anticipate entering into an employment agreement with Mr. Sherman. The following is a summary of the material terms of each such agreement.

•	Patrick Howard. We entered into an employment agreement with Mr. Howard effective May 15, 2017. The employment agreement has an initial term of four years and automatic one-year renewals thereafter unless either party provides written notice of its intent not to renew at least 90 days prior to the renewal date. Under Mr. Howard’s employment agreement, he is entitled to an annual base salary that is currently $252,500 and is eligible to receive an annual bonus payment in an amount equal to the sum of (a) 15% of his base salary if the Bank receives certain benchmarks defined by our board of directors (“Target 1”), plus (b) 25% of his base salary if the Bank meets Target 1 and achieves a 1% or greater return on assets, plus (c) 10% of his base salary based on the discretion of the board of directors.

In connection with the execution of his employment agreement, Mr. Howard received options to purchase 50,000 shares of our common stock with an exercise price equal to $2.15, which vest on the earlier of Mr. Howard’s termination for any reason other than for cause or May 15, 2020, and options to purchase 50,000 shares of our common stock with an exercise price equal to $2.15, which vest on the earlier of Mr. Howard’s termination for any reason other than for cause or May 15, 2021. In addition, Mr. Howard entered into a unit option agreement with Tectonic Holdings, LLC and received options to purchase 50,000 membership units of Tectonic Holdings, LLC with an exercise price equal to $3.55, which vest on the earlier of Mr. Howard’s termination by the Company for any reason other than for cause or May 15, 2020, and he received options to purchase 50,000 membership units of Tectonic Holdings, LLC with an exercise price equal to $3.55, which vest on the earlier of Mr. Howard’s termination by the Company for any reason other than for cause or May 15, 2021.

Mr. Howard is also eligible to receive certain other employee benefits and perquisites in accordance with our established policies, as described above. In addition, Mr. Howard’s employment agreement provides for certain restrictive covenants and severance benefits in the event of a qualifying termination of employment and certain payments in connection with a “change in control” of the Company. See “-Potential Payments upon a Termination of Employment or a Change in Control.”

•	Ken Bramlage. We entered into an employment agreement with Mr. Bramlage effective May 15, 2017. The employment agreement has an initial term of three years and automatic one-year renewals thereafter unless either party provides written notice of its intent not to renew at least 90 days prior to the renewal date. Under Mr. Bramlage’s employment agreement, he is entitled to an annual base salary that is currently $147,500 and is eligible to receive an annual bonus payment in an amount equal to the sum of (a) 15% of his base salary if the Bank meets Target 1, plus (b) 25% of his base salary if the Bank meets Target 1 and achieves a 1% or greater return on assets, plus (c) 10% of his base salary based on the discretion of the board of directors.

Mr. Bramlage is also eligible to receive certain other employee benefits and perquisites in accordance with our established policies. In addition, Mr. Bramlage’s employment agreement provides for certain restrictive covenants and severance benefits in the event of a qualifying termination of employment and certain payments in connection with a “change in control” of the Company. See “-Potential Payments upon a Termination of Employment or a Change in Control.”

T Acquisition, Inc. 2017 Equity Incentive Plan

General.   The 2017 TAI Plan was approved by our existing shareholders on May 15, 2017. The 2017 TAI Plan provides for the issuance of up to 700,000 shares of common stock pursuant to awards of incentive stock options, within the meaning of Section 422 of the Code, non-statutory stock options, stock appreciation rights, restricted stock awards and restricted stock unit awards. The purpose of the 2017 TAI Plan is to provide selected present and future employees and directors of the Company and its subsidiaries and affiliates with stock based incentives and other equity interests in the Company, thereby giving them a stake in the growth and prosperity of the Company and encouraging the continuance of their services with the Company.

The 2017 TAI Plan has a term of 10 years from the date of shareholder approval of the 2017 TAI Plan, subject to earlier termination at the discretion of our board of directors.

To the extent that an award granted under the 2017 TAI Plan is canceled, expired, forfeited, surrendered, settled by delivery of fewer shares than the number underlying the award, settled in cash or otherwise terminated without delivery of the shares to the participant, the shares retained by, or returned to, us will not be deemed to have been delivered under the 2017 TAI Plan, and will be available for future awards under the 2017 TAI Plan. Shares that are withheld from an award in payment of the exercise or purchase price or taxes relating to such award, or not issued or delivered as a result of the net settlement of an outstanding stock option or stock appreciation right also will not be deemed to have been delivered under the 2017 TAI Plan, and will be available for future awards under the 2017 TAI Plan.

2017 TAI Plan Administrator.   The 2017 TAI Plan is administered by our board of directors. The administrator of the 2017 TAI Plan has the authority to: (i) determine the fair market value of the common stock underlying any awards made under the 2017 TAI Plan; (ii) select the employees, directors or consultants to whom awards may be granted under the 2017 TAI Plan; (iii) determine the number of shares of our common stock to be covered by each award granted under the 2017 TAI Plan; (iv) approve forms of award agreements for use under the 2017 TAI Plan; (v) determine the terms and conditions, not inconsistent with the terms of the 2017 TAI Plan, of any award granted under the 2017 TAI Plan (such terms and conditions include, but are not limited to, the exercise price, the time or times when awards may be exercised (which may be based on performance criteria), any vesting acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any award or the shares of our common stock relating thereto, based in each case on such factors as the administrator will determine); (vi) institute and determine the terms and conditions of an exchange program related to outstanding awards under the 2017 TAI Plan; (vii) construe and interpret the terms of the 2017 TAI Plan and awards granted pursuant to the 2017 TAI Plan; (viii) prescribe, amend and rescind rules and regulations relating to the 2017 TAI Plan, including rules and regulations relating to sub-plans established for the purpose of satisfying applicable foreign laws or for qualifying for favorable tax treatment under applicable foreign laws; (ix) modify or amend each award (subject to the terms of the 2017 TAI Plan), including but not limited to the discretionary authority to extend the post-termination exercisability period of awards and to extend the maximum term of an option; (x) allow participants to satisfy withholding tax obligations in a manner prescribed in the 2017 TAI Plan; (xi) authorize any person to execute on our behalf any instrument required to effect the grant of an award previously granted by the administrator; (xii) allow a participant to defer the receipt of the payment of cash or the delivery of shares of our common stock that otherwise would be due to such participant under an award; and (xiii) make all other determinations deemed necessary or advisable for administering the 2017 TAI Plan.

Eligibility.   Each employee, director or consultant of the Company or any of its subsidiaries is eligible to receive awards under the 2017 TAI Plan, except that non-employees may not be granted incentive stock options.

Types of Awards.   The administrator may determine the type and terms and conditions of awards under the 2017 TAI Plan, which are set forth in an award agreement delivered to each participant. Awards may be granted as incentive and non-statutory stock options, stock appreciation rights, restricted stock awards, restricted stock units or any combination thereof, as follows:

•	Stock Options. Stock options give the participant the right to purchase shares of common stock at a specified price for a specified period of time. The exercise price may not be less than the fair market value on the date the stock option is granted. The administrator will determine the fair market value in accordance with Section 422 of the Code and the applicable requirements of Section 409A of the Code. Stock options have a maximum term of 10 years or such shorter term as determined by the administrator. An award agreement covering each stock option grant identifies the award as either a non-qualified stock option or an option intended to qualify as an “incentive stock option” under Section 422 of the Code.
•	Stock Appreciation Rights. Stock appreciation rights, or SARs, entitle the participant to receive cash or stock equal in value to, or based on the value of, the amount by which the fair market value of a specified number of shares on the exercise date exceeds an exercise price established by the administrator. The exercise price for a SAR may not be less than the fair market value of the stock on the date the SAR is granted. At the discretion of the administrator, the payment upon exercise of a SAR may be in cash, in shares of equivalent value or in some combination thereof.
•	Restricted Stock. The administrator may award restricted shares to such persons, in such amounts and subject to such terms and conditions (including the attainment of performance goals) as it may determine in its discretion. The award agreement pursuant to which each award of restricted stock is made will specify the period of restriction as determined in the discretion of the administrator. During the period of restriction and prior to the vesting of restricted stock, unless otherwise determined by the administrator, the award recipient may exercise voting rights and receive dividends and distributions in the same manner as holders of our common stock.
•	Restricted Stock Units. Awards of restricted stock units are denominated in shares of stock, but unlike awards of restricted stock, no shares of common stock are transferred to the participant until certain requirements or conditions associated with the award are satisfied. The administrator, in its sole discretion, may settle earned restricted stock units in cash, shares or a combination of both.

Change in Control.   Subject to the terms of the 2017 TAI Plan, in the event of a merger or change in control (as defined in the 2017 TAI Plan), each outstanding award will be treated as the administrator determines, in its sole discretion, without a participant’s consent, including, without limitation, that (i) awards will be assumed, or substantially equivalent awards will be substituted, by the acquiring or succeeding corporation (or an affiliate thereof) with appropriate adjustments as to the number and kind of shares and prices; (ii) upon written notice to a participant, that the participant’s awards will terminate upon, or immediately prior to, the consummation of such merger or change in control; (iii) outstanding awards will vest and become exercisable, realizable or payable, or restrictions applicable to an award will lapse, in whole or in part prior to, or upon consummation of, such merger or change in control, and, to the extent the administrator determines, terminate upon, or immediately prior to, the effectiveness of such merger or change in control; (iv) (A) the termination of an award in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise of such award or realization of the participant’s rights as of the date of the occurrence of the transaction (and if as of the date of the occurrence of the transaction the administrator determines in good faith that no amount would have been attained upon the exercise of such award or realization of the participant’s rights, then such award may be terminated by the Company without payment), or (B) the replacement of such award with other rights or property selected by the administrator in its sole discretion; (v) no change will be made to any outstanding award; or (vi) any combination of the foregoing. In taking any of the foregoing actions permitted under the 2017 TAI Plan, the administrator will not be obligated to treat all awards, all awards held by a participant or all awards of the same type similarly.

Clawback.   Notwithstanding any other provisions in the 2017 TAI Plan, any award which is subject to recovery under any law, government regulation or stock exchange listing requirement, will be subject to such deductions and clawback as may be required to be made pursuant to such law, government regulation or stock exchange listing requirement (or any policy adopted by the Company pursuant to any such law, government regulation or stock exchange listing requirement).

Tectonic Holdings, LLC 2017 Equity Incentive Plan

The Tectonic Holdings, LLC 2017 Equity Incentive Plan, or the 2017 Tectonic Plan, was approved by the board of managers of Tectonic Services, or the Manager, on May 12, 2017. As of September 30, 2018, there were 145,000 options to acquire Tectonic common units outstanding. As a result of the merger, each option to acquire one Tectonic unit outstanding immediately prior to the effective time of the merger will be converted into an option to acquire one share of T Acquisition common stock at the same exercise price and will be governed by the terms and conditions of the 2017 TAI Plan.

Form S-8.  We intend to file with the SEC a registration statement on Form S-8 covering shares issuable under the 2017 TAI Plan.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth our outstanding equity awards as of December 31, 2018:

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)		Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
A. Haag Sherman	—	—		$—	—	—	—

Patrick Howard	—	50,000	(1)	$2.15		—	—
		50,000	(2)	$2.15
		50,000	(3)	$3.55
		50,000	(4)	$3.55

Ken Bramlage	—	20,000		$2.15		—	—
(1)	These TAI stock options vest on the earlier of Mr. Howard’s termination for any reason other than for cause or May 15, 2020.
(2)	These TAI stock options vest on the earlier of Mr. Howard’s termination for any reason other than for cause or May 15, 2021.
(3)	These Tectonic Holdings unit options vest on the earlier of Mr. Howard’s termination for any reason other than for cause or May 15, 2020.
(4)	These Tectonic Holdings unit options vest on the earlier of Mr. Howard’s termination for any reason other than for cause or May 15, 2021.

Potential Payments Upon a Termination of Employment or a Change in Control

Below we have described the severance and other change in control benefits to which Mr. Howard and Mr. Bramlage would be entitled upon a termination of employment and in connection with certain terminations of their employment or a change in control.

Severance.  If we terminate Mr. Howard’s employment for any reason other than for “cause” (as defined in each respective employment agreement), or the executive terminates his employment for “good reason” (as defined in each respective employment agreement), the executive shall be entitled to (A) receive base salary through the date of such termination, (B) pay in lieu of any unused vacation in accordance with our normal practice, (C) any health benefits to which the executive is receiving immediately prior to such termination at the same expense as other employees for such selected employee benefit plans and programs for a period of 24 months (unless otherwise covered by another plan), and (D) a severance payment to be paid in 24 equal monthly installments, which equals an amount of cash equal to the sum of (x) the executive’s base salary at the time of termination, (y) the average annual bonus (subject to certain adjustments) paid to the executive with respect to each of the three prior fiscal years, plus (z) a pro-rated annual bonus for the year in which the executive’s employment terminates. All of the amounts and benefits described above are conditioned upon the executive executing a general release and waiver of claims in a form provided by us at the time of termination.

If we terminate Mr. Bramlage’s employment for any reason other than for “cause,” or the executive terminates his employment for “good reason,” the executive shall be entitled to (A) receive base salary through the date of such termination, (B) pay in lieu of any unused vacation in accordance with our normal practice, (C) any health benefits to which the executive is receiving immediately prior to such termination at the same expense as other employees for such selected employee benefit plans and programs for a period of 12 months (unless otherwise covered by another plan), and (D) a severance payment to be paid in 12 equal monthly installments, which equals an amount of cash equal to the sum of (x) the executive’s base salary at the time of termination, (y) the average annual bonus (subject to certain adjustments) paid to the executive with respect to each of the three prior fiscal years, plus (z) a pro-rated annual bonus for the year in which the executive’s employment terminates. All of the amounts and benefits described above are conditioned upon the executive executing a general release and waiver of claims in a form provided by us at the time of termination.

Change in Control.  Subject to the terms of the respective employment agreements, in the event of a change in control (as defined in the respective employment agreement of Messrs. Howard and Bramlage), Mr. Howard will be eligible to receive a cash lump sum payment equal to 2.99 times his base amount (as defined in Section 280G(b)(3) of the Internal Revenue Code of 1986, as amended) payable by us within 30 days upon a change in control or under such other terms as may be mutually agreed, and Mr. Bramlage will be eligible to receive a cash lump sum payment equal to 1.0 times his base amount payable by us within 30 days upon a change in control or under such other terms as may be mutually agreed. In the event that the executive is also entitled to any of the severance payments and benefits discussed above, any change in control will be offset by such amount.

Director Compensation

The following table shows compensation paid to our directors during 2018. Non-employee directors receive a fee of $1,000 per meeting paid in cash, as well as the following committee meeting fees: $250 per audit committee meeting, $250 per ALCO committee meeting, $250 per technology committee meeting, $250 per trust committee meeting, $125 per loan committee meeting, $125 per executive committee meeting and $125 per compensation committee meeting, all paid in cash.

	Fees Earned or Paid in Cash(1)	Stock/Option Awards(2)	Total
George L. Ball*	$—	$—	$—
Craig Barnes**	—	—	—
Darrell W. Cain*	—	—	—
Steven B. Clapp	12,750	—	12,750
Patrick Howard	—	—	—
Steve Jones**	—	—	—
Eric Langford	16,125	—	16,125
Thomas McDougal	14,250	—	14,250
Thomas R. Sanders	14,500	—	14,500
A. Haag Sherman	—	—	—
Daniel C. Wicker	16,375	—	16,375
(1)	This column represents fees paid in cash for serving on the board of directors of the Bank. No fees were paid in connection with board or committee meetings of TAI.
(2)	No stock/option awards were made to the directors during 2018.
*	Appointed to our board of directors on October 25, 2018.
**	Resigned from our board of directors on October 25, 2018.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Policies and Procedures Regarding Related Person Transactions

Transactions by us or the Bank with related persons are subject to regulatory requirements and restrictions. These requirements and restrictions include the Affiliates Act and the Federal Reserve’s Regulation W (which governs certain transactions by the Bank with its affiliates) and the Federal Reserve’s Regulation O (which governs certain loans by the Bank to its executive officers, directors and principal shareholders). We have adopted policies to comply with these regulatory requirements and restrictions.

In addition, our board of directors has adopted a written policy governing the approval of related person transactions that complies with all applicable requirements of the SEC and the NASDAQ Global Select Market concerning related person transactions. Related person transactions are transactions in which we are a participant, the amount involved exceeds $120,000 and a related person has or will have a direct or indirect material interest. Related persons of the Company include directors (including nominees for election as directors), executive officers, beneficial holders of more than 5% of our capital stock and the immediate family members of these persons. Our executive management team, in consultation with outside counsel, as appropriate, will review potential related person transactions to determine if they are subject to the policy. In determining whether to approve a related person transaction, that committee will consider, among other factors, the fairness of the proposed transaction, the direct or indirect nature of the related person’s interest in the transaction, the appearance of an improper conflict of interest for any director or executive officer taking into account the size of the transaction and the financial position of the related person, whether the transaction would impair an outside director’s independence, the acceptability of the transaction to our regulators and the potential violations of other corporate policies.

In addition to the compensation arrangements with directors and executive officers described in “Executive Compensation” above, the following is a description of each transaction since January 1, 2016, and each proposed transaction in which:

•	we have been or are to be a participant;
•	the amount involved exceeds or will exceed $120,000; and
•	any of our directors, executive officers or beneficial holders of more than five percent of our capital stock, or any immediate family member, of or person sharing the household with, any of these individuals (other than tenants or employees), had or will have a direct or indirect material interest.

Other Transactions

TAI. The following are related party agreements and transactions to which TAI and/or any of its subsidiaries (the Bank or T Bancshares) are a party and which are discussed in the next section.

•	Shared Services Agreement. Pursuant to a shared services agreement, TAI provides certain administrative services on behalf of Tectonic, its affiliate, and is reimbursed by Tectonic for such costs on a quarterly basis. Fees received totaled $268,003 and $218,813 for the years ended December 31, 2018 and 2017, respectively. Tectonic had $111,274 and $218,813 in fees payable under this agreement as of December 31, 2018 and 2017, respectively. In management’s opinion, the fees received adequately compensated TAI at a market rate for the services provided.
•	Investment Advisory Agreement. The Amended and Restated Investment Advisory Agreement, or the Tectonic Agreement, was made and entered into as of May 14, 2015 by and between the Bank and Tectonic Advisors. Pursuant to this agreement, Tectonic Advisors provides investment advisory services in the management of $1.3 billion of collective investment funds on which the Bank serves as fiduciary, or the Bank’s CIFs, in exchange for an annual fee of 54 basis points (payable monthly) based on the average daily valuation of the assets held in the Bank’s common pooled funds for the preceding month. Under the Tectonic agreement, each party agrees to preserve one another’s business relationships with their respective clients and agrees not to solicit or otherwise encourage clients to change service providers with respect to the services provided to such clients by one another. The Tectonic Agreement expires on December 1, 2022. Under this agreement, Tectonic Advisors earned $4,459,238, $4,380,340 and $3,831,201 during the years ended December 31, 2018, 2017 and 2016, respectively, which is included in investment advisory and other related services in the accompanying consolidated statements of operations. Tectonic Advisors had $548,784, $579,491 and $521,876 in fees receivable under this agreement as of December 31, 2018, 2017 and 2016, respectively. The predecessor to this agreement was originally entered into in April 2006 and has been amended, with the current version of the Tectonic Agreement being in place since May 2015.

•	Cain Watters Services Agreement. Darrell W. Cain, the founder of Cain Watters, was a co-founder of T Bancshares, the Predecessor, and served on the board of directors of T Bancshares when it was founded in 2003. At his request, the Bank established the trust department to serve clients of Cain Watters, which was accomplished in 2006. Since that time, the Bank has served as a fiduciary and custodian on behalf of clients referred by Cain Watters and, given the importance of this strategic relationship for both parties, partners of Cain Watters currently occupy four board seats of the Company and own approximately 32.75% of the issued and outstanding common stock of the Company. Notwithstanding the foregoing, the Company and Cain Watters have sought to have their relationship, as it relates to the trust services provided by the Bank, to be defined by an agreement. The Cain Watters – T Bank Agreement, or the Cain Watters Services Agreement, was entered into as of August 23, 2012 by and between the Bank and Cain Watters. With respect to persons who have appointed Cain Watters as their investment advisor, and have chosen to appoint the Bank as a fiduciary or custodian with respect to certain of such client’s assets and who have opened an account with the Bank, Cain Watters (i) consults with such clients regarding their investment objectives, (ii) assists in developing the client’s investment policy statement, (iii) makes recommendations about asset allocation, and (iv) assists in opening account agreements and sends such agreements to the Bank. Under this agreement, each party agrees to preserve one another’s business relationships with their respective clients, including mutual clients, and agrees not to solicit or otherwise encourage clients to change service providers with respect to the services provided to such clients by one another. This provision includes Cain Watters’ best efforts to preserve the Bank’s business relationships with clients of Cain Watters with respect to the Bank CIFs. The agreement expires on December 1, 2022. The agreement can be terminated earlier, among other events, upon the termination of the Tectonic Agreement, which can be terminated upon (among other things) a change of control of the Bank. No fee is payable under this agreement. The predecessors to this agreement was originally entered into in April 2006 and has been amended, with the current version being in place since May 2015.

Tectonic. The following are related party agreements and transactions to which Tectonic and/or each of its subsidiaries (Tectonic Advisors, Sanders Morris, HWG and/or Miller-Green) are a party and which are not previously described in the preceding section.

•	Guarantees by Affiliates. In May 2017, Tectonic, along with Tectonic Advisors and Sanders Morris, guaranteed a bank stock loan of T Bancshares, a subsidiary of TAI, with TIB The Independent BankersBank, N.A., or TIB, in the amount of $12,000,000 related to the acquisition of T Bancshares and the Bank by TAI, or the Guarantee. The bank stock loan bears interest at Prime plus 0.75%, adjusting daily. The Guarantee matures, along with the bank stock loan, on May 11, 2020. As of December 31, 2018, having refinanced a portion of this debt through other facilities, the outstanding amount under this facility was $4,000,000. T Bancshares was in compliance with all covenants under the loan agreement as of December 31, 2018, and no claims have been made under the Guarantee. Tectonic, Tectonic Advisors and Sanders Morris were released from the Guarantee in early 2018. Neither Tectonic nor its subsidiaries guaranteed the facilities through which this bank stock loan was refinanced.
•	Related Party Loan. Tectonic Advisors has an unsecured note payable with DCFH, an entity which has as its general partner a corporation owned by Darrell W. Cain, one of the members of the board of Tectonic Services, the Manager of Tectonic. As of December 31, 2016, the loan bore interest at 18% and had a maturity date of June 30, 2020. On January 1, 2017, Tectonic Advisors and DCFH entered into an agreement under which the outstanding principal and interest were rolled into the new principal amount of $7,352,623. The initial interest rate was 18% for the first six months (with interest paid in kind and added to principal), after which the interest rate changed to 10% for the remaining 54 months, during which interest of $66,948 is remitted monthly. The loan matures on December 31, 2021. For the years ended , 2018, 2017 and 2016, Tectonic Advisors incurred interest of $803,381,

$1,082,880 and $852,135, respectively. There was no accrued interest balance as of December 31, 2018, 2017 and 2016. As of December 31, 2018, 2017 and 2016, the balance on Tectonic Advisors’ note payable was $8,033,812, $8,033,812 and $4,734,085 (including accrued but unpaid interest thereon), respectively. In connection with the merger and this offering, the principal amount outstanding under this note will be converted to noncumulative, perpetual preferred stock of T Acquisition, which would be (i) redeemable by T Acquisition and (ii) subject to a put right by the holders thereof, each after five years of the date of issuance (subject to waiver by DCFH), and a fixed interest rate of 10% per annum (payable quarterly).

•	Due Diligence Agreement. On February 15, 2006, III:I Financial Management Research, L.P. (since renamed Tectonic Advisors) and Cain Watters entered into an agreement pursuant to which Tectonic Advisors would provide the following services to Cain Watters: (a) research on investments and securities, (b) asset selection and allocation analysis, (c) due diligence on asset management companies and managers, (d) research on long and short-term prospects for investments in all markets and in all forms, (e) capital market analysis, (f) research on anticipated national and global economic issues and outlooks, (g) research on the economic environment, investments and securities of other countries, (h) assistance in coordination, implementation, and management of investment solutions, (i) performance of a defined list of investment related “global services,” specifically for pension clients of Cain Watters and (j) certain other services. In addition, Tectonic Advisors provides certain reporting and other information. The fees paid under this agreement are set forth in the Support Services Agreement described below. The term of this agreement is through January 14, 2026, with automatic one-year renewals unless terminated by either party.
•	Support Services Agreement. The Support Services Agreement, dated February 5, 2015, or the Support Services Agreement, was entered into by and between Tectonic Advisors and Cain Watters. Pursuant to the Support Services Agreement, Cain Watters agreed to provide Tectonic Advisors with support services, including compliance, human resources, technology, accounting and other services. In addition, pursuant to the Support Services Agreement, the parties agreed to a global fee relationship covering services provided by Tectonic Advisors to Cain Watters’ assets, including those covered by the Due Diligence Agreement described above. In particular, the agreement provides for the following compensation to Tectonic Advisors: (a) 35 basis points of Cain Watters’ assets under management or (b) if Cain Watters’ revenues are less than 45 basis points on client assets, then Tectonic Advisors receives 77% of the combined asset management revenues of Cain Watters, subject to certain minimums for Cain Watters. Currently, Cain Watters’ revenues are higher than 45 basis points on client assets. The Support Services Agreement terminates on the dissolution or liquidation of either party. However, upon a change of control of Tectonic Advisors (either directly or indirectly), Cain Watters and Tectonic Advisors will negotiate an extension of the Support Services Agreement for a mutually agreeable length of time. During the years ended December 31, 2018, 2017 and 2016, Tectonic Advisors earned $1,401,079, $1,214,993 and $1,137,962, respectively, under the Support Services Agreement. These fees are included in investment advisory and other related services in the accompanying consolidated statements of operations. Tectonic Advisors had $198,302.42, $61,170 and $66,403 in fees receivable related to these services at December 31, 2018, 2017 and 2016, respectively.
•	Fee Allocation Agreement. In January 2006, Tectonic Advisors entered into an agreement with Cain Watters with reference to its advisory agreement with the Bank. Tectonic Advisors had $169,243, $179,260 and $162,549 payable to Cain Watters related to this agreement at December 31, 2018, 2017 and 2016, respectively, which are included in the accounts payable, related parties line items in the consolidated balance sheets.
•	Management Agreements. In February 2015, Tectonic Advisors entered into a management services agreement, or the Services-Advisors Management Services Agreement, with Tectonic Services. Tectonic Services is the managing member of Tectonic and each of its subsidiaries, including Tectonic Advisors. The owners of Tectonic Services together own approximately 70% of Tectonic. Under the Services-Advisors Management Agreement, Tectonic Advisors paid Tectonic Services $25,000 monthly for management services to assist Tectonic Advisors in conducting business operations and accomplishing strategic objectives. In February 2017, the Services-Advisors Management Agreement was amended to include Sanders Morris, HWG and Miller-Green (all subsidiaries of Tectonic). The agreement was again revised on October 1, 2017, or the Amended Management Services Agreement. Under the Amended Management Services Agreement, Tectonic Advisors, Sanders Morris, HWG and Miller-Green paid $15,000, $4,000, $1,000, and $1,000 monthly, respectively, to Tectonic Services, and other amounts as agreed. During the years ended December 31, 2018, 2017 and 2016, the Company incurred $347,861, $320,785 and $325,000, respectively, under the Amended Management Services Agreement, which is included in other operating expenses in the consolidated statements of operations. There was $100,000 and $1,000 payable to Tectonic Services under these agreements as of December 31, 2018 and 2017, respectively, and no amount payable as of December 31, 2016. We anticipate that Tectonic Services will be dissolved in connection with the merger and this agreement will thus be terminated.

•	Corporate Guarantee. During September 2014, Tectonic Advisors entered into a corporate guarantee with respect to a loan made by Community National Bank, or CNB, in Corsicana, Texas to III to I Greenville TC, LP, or Greenville TC. An equityholder of Tectonic, who is also a board member of the Board of Managers of Tectonic Services, is also a member in Greenville TC’s general partner. The outstanding balance under the loan as of December 31, 2016 was $4,851,979. The guarantee remained in effect until February 17, 2017, at which time the related debt was refinanced, and Tectonic Advisors was released from the guarantee.
•	CWA Insurance Contribution Agreement. During May 2015, Tectonic entered into an agreement with Cain Watters under which Cain Watters agrees to refer its clients to Tectonic, and through it, HWG, so that HWG may present insurance products and solutions for sale to clients of Cain Watters.

Recruitment Incentive Note Receivable. Notes receivable, related parties represents amounts provided to or paid on behalf of financial advisors primarily as a recruitment incentive. Amounts provided to financial advisors as notes receivable, related parties are forgiven on a fixed repayment schedule. The amortization period for the notes receivable, related parties does not exceed three years. Notes receivable, related parties was $59,776, $127,824 and $0 as of December 31, 2018, 2017 and 2016, respectively.

Other Related Transactions. Other miscellaneous related party transactions resulted in other amounts due from related parties in the amounts of $49,211, $5,849 and $143,052, included within accounts receivable, related parties on the consolidated balance sheets as of December 31, 2018, 2017 and 2016, respectively. The majority of the balance as of December 31, 2016 relates to amounts due from Sanders Morris prior to its acquisition by Tectonic.

Directed Share Program

At our request, the underwriters have reserved up to           shares of our common stock offered by this prospectus for sale, at the initial public offering price, to certain of our directors, officers and employees and other related persons of our company and its subsidiaries who have expressed an interest in purchasing our common stock in this offering. We will offer these shares to the extent permitted under applicable regulations in the United States through a directed share program. See “Underwriting (Conflicts of Interest)-Directed Share Program.”

Ordinary Banking Relationships

Certain of our officers, directors and principal shareholders, as well as their immediate family members and affiliates, are customers of, or have or have had transactions with us or the Bank in the ordinary course of business. These transactions include deposits, loans, wealth management products and other financial services related transactions. Related party transactions are made in the ordinary course of business, on substantially the same terms, including interest rates and collateral (where applicable), as those prevailing at the time for comparable transactions with persons not related to us, and do not involve more than normal risk of collectability or present other features unfavorable to us. Any loans we originate with officers, directors and principal shareholders, as well as their immediate family members and affiliates, are approved by our board of directors in accordance with the Bank’s regulatory requirements.

As of the date of this prospectus, no related party loans were categorized as nonaccrual, past due, restructured or potential problem loans. We expect to continue to enter into transactions in the ordinary course of business on similar terms with our officers, directors and principal shareholders, as well as their immediate family members and affiliates.

PRINCIPAL SHAREHOLDERS

The following table provides information regarding the beneficial ownership of our common stock as of December 31, 2018, and as adjusted to reflect the completion of this offering, for:

•	each of our directors;
•	each of our named executive officers;
•	all of our directors and executive officers as a group; and
•	each shareholder who beneficially owns more than 5% of our common stock.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting of securities, or to dispose or direct the disposition of securities, or has the right to acquire such powers within 60 days. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each person identified in the table has sole voting and investment power over all of the shares shown opposite such person’s name. Other than the directors and named executive officers and entities affiliated with such directors and named executive officers set forth in the table below, no person is known to us to be the beneficial owner of more than 5% of our outstanding common stock.

The percentage of beneficial ownership is based on 6,570,000 shares of our common stock outstanding as of September 30, 2018 and          shares of our common stock to be outstanding after the completion of this offering, assuming no exercise of the underwriters’ option to purchase additional shares, and          shares of our common stock to be outstanding after completion of this offering, assuming full exercise of the underwriters’ option to purchase additional shares. The table does not reflect any shares of common stock that may be purchased in this offering by the individuals listed below.

Except as indicated below, the address for each shareholder listed in the table below is: 16200 Dallas Parkway, Suite 190, Dallas, Texas 75248.

			Assuming underwriters’ option to purchase additional shares is not exercised(1)		Assuming underwriters’ option to purchase additional shares is exercised in full(1)
	TAI Shares Beneficially Owned		Shares Beneficially Owned		Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage	Number	Percentage	Number	Percentage
Directors and Named Executive Officers
George L. Ball	208,457	3.17%		%		%
Darrell W. Cain(2)	215,100	3.27%		%
Brad Clapp(2),(3)	215,100	3.27%		%
Patrick Howard(4),(5)	100,500	1.51%
Eric Langford(5)	500	*
Thomas McDougal(5)	500	*
Thomas Sanders	215,100	3.27%		%
A. Haag Sherman(6)	2,151,000	32.74%		%
Dan Wicker	215,100	3.27%		%
Ken Bramlage(7)	20,000	*
Directors and Executive Officers as a Group (10 Persons)(8)	3,341,357	49.95%		%
*	Represents beneficial ownership of less than 1%.
(1)	Shares of the Company’s Common Stock owned (a) after giving effect to the merger, whereby each holder of a Tectonic Unit received one share of the Company’s Common Stock for each 1 Unit of Tectonic owned immediately prior to the merger and each holder of an option to purchase a Tectonic Unit received an option to purchase an equal number of shares of our common stock at the same exercise price, and (b) after giving effect to a 2-for-1 reverse stock split immediately following the consummation of the merger.
(2)	Shares are pledged to a third party bank under the terms of a loan agreement, which loan is current.
(3)	Includes 5,000 shares held in an IRA for the benefit of Mr. Clapp’s spouse.

(4)	Includes options covering 100,000 shares, 50,000 of which vest on the earlier of Mr. Howard’s termination by the Company without cause, a change in control or May 15, 2020 and 50,000 of which vest on the earlier of Mr. Howard’s termination by the Company without cause, a change in control or May 15, 2020.
(5)	These shares are subject to a repurchase right by T Acquisition upon (i) the retirement of such individual as a director of the Bank, (ii) notice by either party of its desire to sell or repurchase the shares, as the case may be, or (iii) the filing of a bankruptcy petition affecting the director.
(6)	Includes 1,751,000 shares held by The Sherman Family Irrevocable Trust for which Mr. Sherman serves as trustee and 380,500 shares held by Sherman FLP LP for which Mr. Sherman serves as the Chief Executive Officer of the general partner. Mr. Sherman has granted an option to certain other employees of Cain Watters to purchase up to 25,000 shares of our common stock at an exercise price of $2.15. Mr. Sherman granted the partners of Cain Watters an option to acquire Tectonic Units (which will be converted into Common Stock of TAI in connection with the merger), which vests in the event the revenues attributable to Cain Watters assets under management (after deducting any revenues paid by Tectonic to Cain Watters), or CWA Revenues, are greater than all other revenues of Tectonic, or Other Revenues, during the fourth quarter of 2021. In such event, Mr. Sherman will be obligated to sell a number of Tectonic Units equal to the Option Percentage multiplied by the number of Tectonic Units held by Mr. Sherman. The Option Percentage shall be calculated generally as Tectonic’s total revenues, less CWA Revenues less 50%, provided that the Option Percentage shall be a positive number. To the extent that there has been dilution since February 5, 2015, the Option Percentage shall be proportionately reduced by such dilution. The Unit Option Agreement terminates upon a “Qualified Sale,” which is generally the sale of 50% of more of Tectonic through a merger, consolidation or other combination, the sale of all or substantially all of the assets of Tectonic or the issuance of 20% of the Units of Tectonic to a third party, which third party shall be entitled to a board seat.
(7)	Includes options covering 20,000 shares, which vest on the earlier of Mr. Bramlage’s termination by the Company without cause, a charge in control or May 15, 2021.
(8)	Includes Mr. Howard’s and Mr. Bramlage’s options covering 120,000 shares, which are not vested.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the material rights of our capital stock and related provisions of our certificate of incorporation and bylaws. The following description of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, our certificate of incorporation and bylaws, which we have included as exhibits to the registration statement of which this prospectus is a part. We urge you to read these documents for a more complete understanding of shareholder rights.

Our certificate of formation authorizes the issuance of up to 40,000,000 shares of voting common stock, par value $0.01 per share, 20,000,000 shares of non-voting common stock, par value $0.01 per share, or non-voting common stock, and up to 1,000,000 shares of preferred stock, par value $0.01 per share, or preferred stock. As of September 30, 2018, we had 6,570,000 shares of our common stock issued and outstanding, and no shares of non-voting common stock or preferred stock outstanding. We have reserved 700,000 shares for issuance upon the exercise of outstanding stock options, restricted stock and other awards that are available for issuance under the 2017 TAI Plan.

Common Stock

Each share of common stock has the same rights, privileges and preferences as every other share of common stock, except as described below. There are no preemptive, conversion, redemption rights or sinking fund provisions applicable to our common stock. The designations and powers, preferences and rights and the qualifications, limitations or restrictions of the common stock are described below.

Dividend Rights. Subject to the rights of preferred stock we may use in the future, each share of common stock will participate equally in dividends, which are payable when and as declared by our board of directors. Further, the agreements pursuant to which we borrow money and the regulations to which we are subject as a bank holding company may limit our ability to pay dividends or other distributions with respect to the common stock or non-voting common stock or to repurchase our capital stock. The board of directors has the discretion to determine the amount of dividends to be paid.

Liquidation and Dissolution. Upon any liquidation, dissolution or winding up of the Company, after the payment of all liabilities and of the liquidation preferences with respect to any issued and outstanding preferred shares, we will distribute our remaining assets to the holders of our voting common stock and non-voting common stock on a pro rata basis.

Voting Rights. Each holder of voting common stock is entitled to one vote per share on any issue requiring a vote. Holders of non-voting common stock will not have voting rights, except as required by applicable law. Shareholders may not cumulate their votes in the election of directors.

Absence of Preemptive Rights. Our common stock does not have preemptive rights or other rights to subscribe for additional shares.

Stock Exchange Listing. We intend to apply to list our common stock on the NASDAQ Global Select Market under the symbol “TECT.”

Non-Voting Common Stock

We do not have any non-voting common stock outstanding as of the date of this prospectus. Pursuant to our certificate of formation, we reserve the right to issue one or more series of non-voting common stock, and our board of directors has the authority to fix the designations and the powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions of such series, including, without limitation, voting rights, dividend rate, conversion rights, redemption price and liquidation preference, as may be permitted by the TBOC, to fix the number of shares constituting any series and to increase or decrease the number of shares of any series (but not below the number of shares of such series then outstanding).

Any of these actions could have an anti-takeover effect and discourage a transaction that some or a majority of our shareholders might believe to be in their best interests or in which our shareholders might receive a premium for their common stock over our then-market price.

Preferred Stock

Our certificate of formation authorizes our board of directors to establish one or more series of preferred stock. Unless required by law or any stock exchange, the authorized but unissued shares of preferred stock will be available for issuance without further action by our shareholders. Our board of directors is authorized to divide the preferred stock into series and, with respect to each series, to fix and determine the designation, terms, preferences, limitations and relative rights thereof, including dividend rights, dividend rates, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking fund provisions and the number of shares constituting the series. Subject to the rights of the holders of any series of preferred stock, the number of authorized shares of any series of preferred stock may be increased (but not above the total number of shares of preferred stock authorized under our amended and restated articles of incorporation) or decreased (but not below the number of shares thereof then outstanding) by resolution of the board of directors.

The terms of such preferred shares may adversely affect voting or other rights evidenced by, or amounts otherwise payable with respect to, our common stock or other series of preferred stock by providing superior rights or dilute the ownership of the holders of our common stock. Any of these actions could have an anti-takeover effect and discourage a transaction that some or a majority of our shareholders might believe to be in their best interests or in which our shareholders might receive a premium for their stock over our then-market price.

We have entered into a letter of intent to convert approximately $8.0 million of subordinated debt of Tectonic Advisors into shares of non-cumulative, perpetual preferred stock of T Acquisition. Pursuant to the letter of intent, the subordinated debt would convert into non-cumulative, perpetual preferred stock of T Acquisition upon consummation of the merger. Such preferred stock would rank senior to our common stock as to dividend rights and/or the rights upon liquidation, dissolution and/or winding up. Such preferred stock would have an interest rate of 10% per annum (payable quarterly) and a liquidation preference of $1,000 per share of preferred stock. Five years after issuance, the preferred stock would be redeemable at the option of the Company and the holders of the preferred stock would have a put right, subject to waiver by the holder thereof and approval of the Federal Reserve. The definitive terms of such preferred stock will be subject to the negotiation and execution of an agreement between the holders of the Tectonic Advisors subordinated debt and T Acquisition, which will be executed prior to closing of the offering, and the related certificate of designations to be filed with our certificate of formation.

Anti-Takeover Considerations and Special Provisions of Our Certificate of Formation, Bylaws and Texas Law

Certain provisions of our certificate of formation and bylaws could have the effect of delaying or deferring the removal of incumbent directors or delaying, deferring or discouraging another party from acquiring control of us, even if such removal or acquisition would be viewed by our shareholders to be in their best interests. These provisions, summarized below, are intended to encourage persons seeking to acquire control of us to first negotiate with our board of directors. These provisions also serve to discourage hostile takeover practices and inadequate takeover bids. We believe that these provisions are beneficial because the negotiation they encourage could result in improved terms of any unsolicited proposal.

Authorized but Unissued Capital Stock. As of September 30, 2018, we had 33,430,000 shares of authorized but unissued shares of voting common stock. We also have 20,000,000 shares of authorized but unissued shares of non-voting common stock and 1,000,000 shares of authorized but unissued shares of preferred stock. Our board of directors may authorize the issuance of one or more series of non-voting common stock or preferred stock without shareholder approval. These shares could be used by our board of directors to make it more difficult or to discourage an attempt to obtain control of us through a merger, tender offer, proxy contest or otherwise.

Limitation on Right to Call a Special Meeting of Shareholders. Our certificate of formation provides that, except as otherwise required by the TBOC, special meetings of shareholders may be called by the Chairman of the Board or a majority of the board of directors, and shall be called by the Chairman of the Board at the request in writing of holders of not less than 20% of all shares entitled to vote at the meeting.

Advance Notice Provisions. Our bylaws include specific advance notice procedures for shareholder proposals, including proposed nominations for directors, to be brought at an annual or special meeting of shareholders. For instance, in the case of an annual meeting of shareholders, a shareholder’s notice must generally be delivered not earlier than 120 days and not later than 90 days prior to the first anniversary of the prior year’s annual meeting. For proposals regarding director nominations, a shareholder’s notice must be received not earlier than 150 and not later than 120 days prior to the first anniversary of the prior year’s annual meeting.

Filling of Board Vacancies. Any vacancy occurring in the board of directors may be filled by a majority of the directors then in office, though less than a quorum. A director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office and will hold office until such director’s successor has been elected and qualified or until such director’s earlier death, resignation or removal.

Amendment of the Bylaws or Adoption of New Bylaws. Our bylaws may be amended or repealed, or new bylaws may be adopted, by the affirmative vote of a majority of the directors present at a meeting at which quorum is present, without approval of our shareholders. Accordingly, our board of directors could take action to amend our bylaws in a manner that could have the effect of delaying, deferring or discouraging another party from acquiring control of us.

Voting Provisions. Our certificate of formation provides for certain heightened voting thresholds needed to consummate a change in control transaction, such as a merger, the sale of substantially all of our assets or other similar transaction. Accordingly, we will not be able to consummate a change in control transaction or sell all or substantially all of our assets without obtaining the affirmative vote of the holders of shares of our capital stock having at least two-thirds of the voting power of all outstanding capital stock entitled to vote thereon.

Limitation of Liability and Indemnification. Our certificate of formation provides that no director of the Company will be liable to the Company or its shareholders for monetary damages for an act or omission in their capacity as a director except for when a director is found liable for: (i) a breach of duty of loyalty to the Company or our shareholders; (ii) an act or omission not in good faith that constitutes a breach of duty of such director to the Company of an act or omission that involves intentional misconduct or a knowing violation of the law; (iii) a transaction from which the director received an improper benefit, regardless of whether the benefit resulted from an action taken within the scope of the director’s officer; or (iv) an act or omission for which the liability of the director is expressly provided by an applicable law.

Our certificate of formation and bylaws also provide, among other things, for mandatory indemnification of a director or officer of the Company who was or is a party, or is threatened to be made a party to, any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that the person is or was a director or officer of the Company. The Company will indemnify such a person against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding to the fullest extent permitted under the TBOC. The Company may also choose to indemnify an employee or agent of the Company who has been successful on the merits of such an action against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection with defense against that action.

Exclusive Forum. Our bylaws provide that the United States Court for the Northern District of Texas, Dallas Division, or, in the event such court lacks jurisdiction, the District Courts of the County of Dallas, is the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a claim of breach of fiduciary duty and any action asserting a claim pursuant to the TBOC, our certificate of incorporation, our bylaws or under the internal affairs doctrine.

The foregoing is qualified in its entirety by reference to our certificate of formation and bylaws, both of which are on file with the SEC.

Federal Banking Law. The BHCA generally prohibits any company that is not engaged in financial activities and activities that are permissible for a bank holding company or a financial holding company from acquiring control of the Company. For purposes of this law, “control” generally means ownership of 25% or more of the voting stock or other exercise of a controlling influence. In addition, any existing bank holding company would need the prior approval of the Federal Reserve before acquiring 5% or more of any class of our voting securities. The CBCA prohibits a person or group of persons from acquiring control of a bank holding company unless the Federal Reserve has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as the Company after completion of the offering, could constitute acquisition of control of the bank holding company.

The foregoing provisions of federal law could make it more difficult for a third party to acquire a majority of our outstanding voting stock, by discouraging a hostile bid, or delaying, preventing or deterring a merger, acquisition or tender offer in which our shareholders could receive a premium for their shares, or effect a proxy contest for control of our Company or other changes in our management.

Transfer Agent

The Company’s transfer agent is Broadridge Corporate Issuer Solutions, Inc.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no established trading market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have          shares of common stock outstanding (or           shares if the underwriters exercise in full their option to purchase additional shares). In addition, we have reserved shares of common stock for issuance in connection with share-based payment awards that may be granted under the 2017 TAI Plan.

All of the           shares of common stock to be sold in this offering (or          shares if the underwriters exercise in full their option to purchase additional shares) will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 under the Securities Act, or Rule 144. The remaining          outstanding shares will be deemed to be “restricted securities” as that term is defined in Rule 144. Restricted securities may be resold in the United States only if they are registered for resale under the Securities Act or an exemption from registration is available.

Lock-up Agreements

We, each of our directors and executive officers and certain holders of our currently outstanding shares of common stock, who will own in the aggregate approximately shares, or approximately       % of our common stock after the completion of this offering (assuming they do not purchase any shares in this offering) (or          % if the underwriters exercise in full their option to purchase additional shares) are entering into lock-up agreements under which we and they will generally agree not to sell or otherwise transfer our or their shares for a period of 180 days after the date of this prospectus. These lock-up agreements are subject to certain exceptions. For additional information, see “Underwriting (Conflicts of Interest)-Lock-Up Agreements.” As a result of these contractual restrictions, shares of our common stock subject to lock-up agreements will not be eligible for sale until these agreements expire or the restrictions are waived by the underwriters.

In addition, we have reserved up to           shares of our common stock offered by this prospectus for sale through a directed share program, at the initial public offering price, to our directors, officers and employees and other related persons of our company and its subsidiaries who have expressed an interest in purchasing our common stock in this offering. Any shares sold in the directed share program will be subject to the 180-day lock-up agreement. See “Underwriting (Conflicts of Interest)-Lock-Up Agreements.”

Following the lock-up period, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market only if (i) they are registered under the Securities Act or (ii) an exemption from registration, such as Rule 144, is available. The underwriters do not have any present intention or arrangement to release any shares of our common stock subject to lock-up agreements prior to the expiration of the 180-day lock-up period.

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, the sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale, subject only to the availability of current public information regarding us. A person who is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, the sale, and who has beneficially owned for at least one year shares of our common stock that are restricted securities, will be entitled to freely sell such shares under Rule 144 without regard to the current public information requirements of Rule 144.

Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, the sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of the following:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering (or shares if the underwriters exercise in full their option to purchase additional shares); or
•	the average weekly trading volume of our common stock on the NASDAQ Global Select Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale; and
•	provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale and notice provisions of Rule 144 to the extent applicable.

Rule 701

In general, under Rule 701 under the Securities Act, an employee, consultant or advisor who purchases shares of our common stock from us in connection with a compensatory stock or option plan or other written agreement is eligible to resell those shares 90 days after the effective date of the registration statement of which this prospectus forms a part in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period restriction, contained in Rule 144.

Registration Statement on Form S-8

In connection with or as soon as practicable following the completion of this offering, we intend to file a registration statement with the SEC on Form S-8 to register an aggregate of          shares of our common stock reserved for future issuance under the 2017 TAI Plan. That registration statement will become effective upon filing and shares of common stock covered by such registration statement will be eligible for sale in the public market immediately after the effective date of such registration statement (unless held by affiliates) subject to the lock-up agreements described below and the Rule 144 restrictions described above.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences relevant to non-U.S. holders, as defined below, of the purchase, ownership and disposition of our common stock. The following summary is based on the current provisions of the Code, the applicable U.S. federal income tax regulations promulgated under the Code, or the Treasury Regulations, and judicial opinions, published positions and other and administrative authority of the IRS as of the date hereof, all of which are subject to change, possibly with retroactive effect, or subject to different interpretation. We have not sought and do not plan to seek any ruling from the IRS with respect to the statements made and the conclusions reached in the following discussion, and we cannot assure you that the IRS or a court will not take a position contrary to such statements and conclusions discussed below and that any position taken by the IRS would not be sustained.

This summary does not consider all tax consequences that may be relevant to specific holders in light of their particular circumstances or to holders subject to special treatment under U.S. federal income tax laws. This discussion addresses only U.S. federal income tax consequences and does not address the consequences related to state, local, gift, estate, or foreign tax or the Medicare tax on certain investment income. Additionally, this summary does not address tax consequences to special classes of investors including, but not limited to, tax-exempt organizations, insurance companies, banks or other financial institutions, pension plans, grantor trusts, S corporations, tax-qualified retirement plans, any person subject to special accounting rules as a result of any items of gross income with respect to our common stock being taken into account on an applicable financial statement, qualified foreign pension funds (or any entities all of the interests of which are held by a qualified foreign pension fund), partnerships or other entities classified as partnerships for U.S. federal income tax purposes, dealers or brokers in securities or foreign currencies, persons liable for the alternative minimum tax, regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, foreign personal holding companies, U.S. expatriates or former long-term residents of the United States or U.S. expatriated entities, hybrid entities, those who are subject to the U.S. anti-inversion rules, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons who have acquired our common stock as compensation or otherwise in connection with the performance of services, persons deemed to sell our common stock under the constructive sale provisions of the Code, or persons that will hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction,” synthetic security or other integrated investment or risk reduction transaction. Tax consequences may vary depending upon the particular status of an investor. The summary is limited to non-U.S. holders who will hold our common stock as capital assets (generally, property held for investment) within the meaning of Section 1221 of the Code.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. If you are a partnership or treated as a partner in an entity or arrangement treated as a partnership holding our common stock, you should consult your tax advisor as to the U.S. federal income tax consequences applicable to you.

For purposes of this discussion, the term “non-U.S. holder” or “you” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States (including certain former citizens of the United States subject to U.S. tax as expatriates and long-term residents of the United States);
•	a corporation (or other entity that is taxable for U.S. federal income tax purposes as a corporation) created or organized in the U.S. or under the laws of the United States or of any State (or the District of Columbia);
•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
•	a trust: (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons as defined under Section 7701(a)(30) of the Code who have the authority to control all substantial decisions of the trust; or (B ) that was in existence on August 20, 1996, was treated as a U.S. person (as defined above) on the previous day, and has a valid election in effect under applicable Treasury regulations to continue to be treated as a U.S. person.

Distributions

Distributions of cash or property (other than certain stock distributions) with respect to our common stock will be treated as dividends when paid to the extent of our current and accumulated earnings and profits as of the end of our taxable year of the distribution, as determined for U.S. federal income tax purposes. To the extent any such distributions exceed both our current and accumulated earnings and profits, such excess amount will first be treated as a tax-free return of capital, on a share-by-share basis, reducing your adjusted tax basis in our common stock, but not below zero, and thereafter will be treated as gain from the sale or other taxable disposition of such stock, the treatment of which is discussed under “-Gain on Disposition of Shares of Common Stock.” Your adjusted tax basis in a share of our common stock is generally your purchase price for such share, reduced (but not below zero) by the amount of such prior tax free returns of capital.

Dividends paid to a non-U.S. holder with respect to shares of our common stock that are not “effectively connected” with the conduct of a trade or business within the United States by the non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate of the gross amount of the dividend or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

To claim the benefit of a lower treaty rate with respect to dividends paid to you, you must furnish to us or our paying agent:

•	a valid IRS Form W-8BEN, W-8BEN-E or an acceptable substitute form upon which you certify, under penalties of perjury, your status as a non-U.S. person and your entitlement to the lower treaty rate with respect to such payments, and satisfy applicable certification and other requirements, including providing us with a U.S. taxpayer identification number, or
•	in the case of payments made outside of the United States to an offshore account (generally an account maintained by you at an official branch of a bank or other financial institution at any location outside of the United States), other documentary evidence establishing your entitlement to the lower treaty rate in accordance with Treasury Regulations.

This certification must be provided to us or our paying agent prior to the payment to you of any dividends and must be updated periodically, including upon a change in circumstances that makes any information on such certificate incorrect.

If you are eligible for a reduced rate of U.S. withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by timely filing an appropriate refund claim with the IRS.

If dividends paid to you are “effectively connected” with your conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment (or, in the case of an individual, a fixed base) that you maintain in the United States, you are generally exempt from such withholding tax but will be taxed on a net income basis at applicable graduated individual or corporate tax rates in generally the same manner as if you were a U.S. person as defined under the Code, unless an applicable income tax treaty provides otherwise. In order to obtain the exemption from withholding tax, you must provide us with an IRS Form W-8ECI (or successor form) or other applicable IRS Form W-8 (or successor form) properly certifying such exemption.

If you are a corporate non-U.S. holder, effectively connected dividends that you receive may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% gross rate, or at a lower rate if you are eligible for the benefits of an applicable income tax treaty. We and our paying agent generally are not required to withhold tax from effectively connected dividends, provided that you have furnished to us or our paying agent a valid IRS Form W-8ECI or other applicable IRS Form W-8 (or successor form) upon which you represent, under penalties of perjury, that:

•	you are a non-U.S. person; and
•	the dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income.

Gain on Disposition of Shares of Common Stock

Subject to the discussions below regarding backup withholding and Foreign Account Tax Compliance Act, or FATCA, as a non-U.S. holder, you generally will not be subject to U.S. federal income or withholding tax on gain realized on the sale, exchange or other disposition of our common stock unless (i) you are a non-resident alien individual who is present in the United States for a period or periods aggregating 183 or more days in the taxable year of the sale or other disposition and certain other conditions exist, (ii) the gain is “effectively connected” with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment (or, in the case of a non-U.S. individual, a fixed base) that you maintain in the United States, if such permanent establishment or fixed base is required by an applicable income tax treaty as a condition to subjecting you to U.S. taxation on a net income basis; or (iii) we are or have been a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the disposition or the period that you held shares of our common stock, and certain other conditions are met.

If you are an individual described in (i) above, you will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty) on the net gain derived from the sale recognized in the taxable year of the disposition of our common stock, which gain may be offset by certain U.S. source capital losses for the year, provided that you have timely filed U.S. federal income tax returns with respect to such losses, if any. If you are a non-U.S. holder described in (ii) above, net gain recognized on the sale generally will be subject to U.S. federal income tax at graduated U.S. federal income tax rates on a net income basis and in generally the same manner as if the non-U.S. holder were a U.S. person as defined in the Code, unless an applicable income tax treaty provides otherwise. Additionally, a non-U.S. holder that is a corporation may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits, subject to certain adjustments, or at such lower rate as may be specified by an applicable income tax treaty.

Although we have not made a determination, we believe that we are not currently and we do not expect to become a USRPHC in the foreseeable future. Generally, a corporation is a USRPHC if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. In the event that we become a USRPHC, as long as our common stock is and continues to be “regularly traded on an established securities market” (within the meaning of Section 897(c)(3) of the Code), only a non-U.S. holder that actually or constructively owns, or owned at any time during the shorter of the five-year period ending on the date of the disposition or the non-U.S. holder’s holding period for our common stock, more than 5% of our common stock will be treated as disposing of a U.S. real property interest and will be taxable on gain realized on the disposition of our common stock as a result of our status as a USRPHC. If we were to become a USRPHC and either you owned, actually or constructively, more than 5% of our common stock during the relevant period, or our common stock were not considered to be regularly traded on an established securities market, you (regardless of the percentage of stock owned) would be treated as disposing of a U.S. real property interest and would be subject to U.S. federal income tax on a taxable disposition of our common stock with respect to the gain recognized in the same manner as if you were a U.S. person as defined in the Code. Also, if our common stock were no longer considered to be regularly traded on an established securities market, a 15% withholding tax would apply to the gross proceeds from such disposition unless the holder is able to obtain a withholding certificate from the IRS reducing or eliminating the amount to be withheld, or otherwise qualifies for an exemption (such as in the case of certain nonrecognition transactions).

Non-U.S. holders should consult their tax advisors with respect to the application of the foregoing rules to their ownership of our stock.

Information Reporting and Backup Withholding

Payments of dividends, and the tax withheld on those payments, are subject to information reporting requirements. These information reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable income tax treaty. Under the provisions of an applicable income tax treaty or agreement, copies of the information returns reporting such dividends and withholding also may be made available to the tax authorities in the country in which the non-U.S. holder resides. U.S. backup withholding generally will apply to payments of dividends to a non-U.S. holder unless such non-U.S. holder furnishes to the payor a Form W-8BEN or Form W-8BEN-E (or other applicable or successor form), or otherwise establishes an exemption and the payor does not have actual knowledge or reason to know that the holder is a U.S. person, as defined under the Code, that is not an exempt recipient or that the conditions of any other exemption are not, in fact, satisfied.

Payment of the proceeds of a sale or other disposition of our common stock within the U.S. or conducted through certain U.S.-related entities and financial intermediaries is subject to information reporting and, depending on the circumstances, backup withholding unless the non-U.S. holder, or beneficial owner thereof, as applicable, certifies that it is a non-U.S. holder on Form W-8BEN, W-8BEN-E (or other applicable or successor form), or otherwise establishes an exemption and the payor does not have actual knowledge or reason to know the holder is a U.S. person, as defined under the Code, that is not an exempt recipient or that the conditions of any other exemption are not, in fact, satisfied.

Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules from a payment to a non-U.S. holder may be allowed as a refund or a credit against the non-U.S. holder’s U.S. federal income tax liability, provided that the non-U.S. holder timely provides the required information to the IRS. Moreover, certain penalties may be imposed by the IRS on a non-U.S. holder who is required to furnish information but does not do so in the proper manner. Non-U.S. holders should consult their tax advisors regarding the application of backup withholding in their particular circumstances and the availability of, and procedure for, obtaining an exemption from backup withholding.

FATCA Withholding

FATCA imposes a 30% withholding tax on certain types of payments made to foreign financial institutions, or FFIs, and certain other non-U.S. entities (including in some cases, when such foreign financial entity or non-financial foreign entity is acting as an intermediary) unless certain due diligence, reporting, withholding and certification requirements are satisfied.

As a general matter, FATCA imposes a 30% withholding tax on dividends on, and, from and after January 1, 2019, gross proceeds from the sale or other disposition of, our common stock if paid to a foreign entity unless (i) the foreign entity is an FFI that undertakes certain due diligence, reporting, withholding and certification obligations, or in the case of an FFI that is a resident in a jurisdiction that has entered into an intergovernmental agreement to implement FATCA, the entity complies with the diligence and reporting requirements of such an agreement; (ii) the foreign entity is not an FFI and either certifies that it does not have any “substantial U.S. owners” (as defined in the Code) or furnishes identifying information regarding each direct and indirect “substantial U.S. owner,” or (iii) the foreign entity qualifies for an exemption from these rules. In certain cases, a “substantial U.S. owner” can mean an owner of any interest in the foreign entity.

If withholding is required under FATCA on a payment related to our common stock, investors that otherwise would be exempt from withholding (or that otherwise would be entitled to a reduced rate of withholding) generally will be required to seek a refund or credit from the IRS to obtain the benefit of such exemption or reduction (provided that such benefit is available).

Non-U.S. holders are encouraged to consult with their tax advisors regarding the possible implications of FATCA on their investment in our common stock.

This summary is for general information only and is not intended to constitute a complete description of all U.S. federal income tax consequences for non-U.S. holders relating to the purchase, ownership and disposition of shares of our common stock. If you are considering the purchase of shares of our common stock, you should consult with your tax advisor concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of shares of our common stock, as well as the consequences to you arising under U.S. tax laws other than the U.S. federal income tax law discussed in this summary or under the laws of any other applicable taxing jurisdiction in light of your particular circumstances.

UNDERWRITING (CONFLICTS OF INTEREST)

We and Sandler O’Neill & Partners, L.P., as representative of the underwriters named below, will enter into an underwriting agreement with respect to the shares of common stock being offered hereby. Subject to the terms and conditions contained in the underwriting agreement, each underwriter has agreed to purchase from us, and we have agreed to sell, the number of shares of our common stock set forth opposite its name in the table below.

Name	Number of Shares
Sandler O’Neill & Partners, L.P.
Sanders Morris Harris LLC
Total

The underwriters are committed to purchase and pay for all such shares of common stock if any are purchased.

We have granted to the underwriters an option, exercisable no later than 30 days after the date of this prospectus, to purchase up to an aggregate of           additional shares of common stock at the public offering price less the underwriting discount set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments, if any, made in connection with this offering. To the extent the option is exercised and the conditions of the underwriting agreement are satisfied, we will be obligated to sell to the underwriters, and the underwriters will be obligated to purchase, these additional shares of common stock.

The underwriters propose to offer the shares of common stock directly to the public at the offering price set forth on the cover page of this prospectus and to certain securities dealers at the public offering price less a concession not in excess of $          per share. The underwriters may allow, and these dealers may re-allow, a concession not in excess of $          per share on sales to other dealers. After the public offering of the common stock, the underwriters may change the offering price and other selling terms.

The following table shows the per share and total underwriting discount that we will pay to the underwriters and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase additional shares.

	Per Share	Total Without Over-Allotment	Total With Over-Allotment
Price to public
Underwriting discount
Proceeds to us, before expenses

We estimate that the total expenses of the offering payable by us, excluding the underwriting discount, will be approximately $          . We have agreed to reimburse the underwriters for their actual out-of-pocket expenses incurred in connection with the offering, including, without limitation, legal fees and expenses, marketing, syndication and travel expenses, which amount shall not exceed $          in the aggregate.

The shares of common stock are being offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify this offer and to reject orders in whole or in part.

The underwriting agreement provides that the obligations of the underwriters are conditional and may be terminated at the representative’s discretion based on its assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of the events specified in the underwriting agreement. The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described above. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or this offering may be terminated.

Lock-up Agreement. We, each of our executive officers and directors, and certain other persons, have agreed, subject to certain exceptions, for a period of 180 days after the date of this prospectus, not to, without the prior written consent of the representative, directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of, or transfer, any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock (including without limitation, our common stock or such other securities which may be deemed to be beneficially owned by such person in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), whether now owned or hereafter acquired by such person, or make any demand for or exercise any right with respect to the filing of any registration statement under the Securities Act, with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of our common stock, whether any such swap or transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise.

At any time and without public notice, the representative may, in its sole discretion, waive or release all or some of the securities from these lock-up agreements. However, as to any of our executive officers or directors, subject to certain exceptions, the representative has agreed to notify us at least three business days before the effective date of any release or waiver, and we have agreed to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver.

Indemnity. We have agreed to indemnify the underwriters, and persons who control the underwriters, against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of these liabilities.

Stabilization. In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

•	Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.
•	Over-allotment transactions involve sales by the underwriters of shares of common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.
•	Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over-allotment option. If the underwriters sell more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.
•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the NASDAQ Global Select Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Listing. We intend to apply to list our common stock on the NASDAQ Global Select Market under the symbol “TECT.”

Offering Price Determination. Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representative. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representative believes to be comparable to us;
•	our financial information;
•	the history of, and the prospects for, our Company and the industry in which we compete;
•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;
•	our book value; and
•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

From time to time, the underwriters and their affiliates have provided, and may continue to provide, investment banking services to us in the ordinary course of their businesses, and may receive compensation for such services. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of those securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in those securities and instruments.

Conflicts of Interest. As a result of the merger, TAI will control Sanders Morris, an underwriter in this offering. In addition, A. Haag Sherman, who will serve as Chief Executive Officer and a director of TAI following the merger and is a beneficial owner of more than 10% of our issued and outstanding common stock, and George L. Ball, who will serve as Executive Co-Chairman of TAI following the merger, are associated persons of Sanders Morris. Therefore, Sanders Morris is deemed to have a “conflict of interest” under FINRA Rule 5121. Accordingly, this offering is being made in compliance with the requirements of FINRA Rule 5121. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering as the member primarily responsible for managing the public offering does not have a conflict of interest, is not an affiliate of any member that has a conflict of interest and meets the requirements of paragraph (f)(12)(E) of FINRA Rule 5121. Sanders Morris will not confirm sales of the securities to any account over which it exercises discretionary authority without the specific written approval of the account holder.

Directed Share Program. At our request, the underwriters have reserved up to        shares of our common stock offered by this prospectus, for sale, at the initial public offering price, to our directors, officers and employees and other related persons of our Company and its subsidiaries who have expressed an interest in purchasing our common stock in this offering. Our directed share program will be administered by       , who also serves as an underwriter in connection with this offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares. Any shares sold in the directed share program will be subject to the 180-day lock-up agreements described above.

Electronic Distribution. A prospectus in electronic format may be made available by e-mail or on the websites or through online services maintained by the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained on any other website maintained by the underwriters is not part of this prospectus, has not been approved and/or endorsed by the underwriters or us and should not be relied upon by investors.

Selling Restrictions. Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Prospective Investors in the European Economic Area. In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares of our common stock described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;
•	to fewer than 100, or, if the Relevant Member State has implemented the relevant portions of Directive 2010/73/EU, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representative; or
•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares of our common stock shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive and each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive.

In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representative has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.

Notice to Prospective Investors in the United Kingdom. This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive who are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as a “relevant person”). The shares of common stock are only available to, and any invitation, offer or agreement to purchase or otherwise acquire such shares will be engaged in only with, relevant persons. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

LEGAL MATTERS

The validity of the shares of our common stock offered by this prospectus will be passed upon for us by Hunton Andrews Kurth LLP, Dallas, Texas. Certain legal matters in connection with the offering will be passed upon for the underwriters by Norton Rose Fulbright US LLP, Dallas, Texas.

EXPERTS

The consolidated financial statements of T Bancshares, Inc. for the period from January 1, 2017 through May 15, 2017 (Predecessor), the consolidated financial statements of T Acquisition as of December 31, 2017 and for the period from May 16, 2017 through December 31, 2017 (Successor), and the consolidated financial statements of Tectonic Holdings, LLC and its subsidiaries as of and for the years ended December 31, 2017 and 2016 have been included herein in reliance upon the respective reports of Whitley Penn LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as an expert in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to our common stock offered hereby. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits or schedules filed therewith. Some items are omitted in accordance with the rules and regulations of the SEC. For further information about us and our common stock that we propose to sell in this offering, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements or summaries in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract or document is filed as an exhibit to the registration statement, each statement or summary is qualified in all respects by reference to the exhibit to which the reference relates. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov. Our filings with the SEC, including the registration statement, are also available to you for free on that site.

Following the offering, we will become subject to the informational and reporting requirements of the Exchange Act and, in accordance with those requirements, will file reports and proxy and information statements and other information with the SEC. You will be able to inspect and copy these reports and proxy and information statements and other information at the internet site set forth above. We intend to furnish to our shareholders our annual reports containing our audited consolidated financial statements certified by an independent public accounting firm.

We also maintain an internet site at www.tbank.com. Information on, or accessible through, our website is not part of this prospectus.

INDEX TO FINANCIAL STATEMENTS

T Acquisition, Inc.

Tectonic Holdings, LLC

T ACQUISITION, INC.

CONSOLIDATED BALANCE SHEETS

	September 30, 2018	December 31, 2017
(In thousands, except share amounts)	(Unaudited)
ASSETS
Cash and due from banks	$2,126	$1,698
Interest-bearing deposits	10,921	14,196
Federal funds sold	467	327
Total cash and cash equivalents	13,514	16,221
Securities available for sale at estimated fair value	9,478	10,484
Securities held to maturity	7,811	9,529
Securities, restricted at cost	1,920	1,763
Loans held for sale	10,295	16,143
Loans, net of allowance for loan losses of $777 and $386, respectively	228,130	198,880
Bank premises and equipment, net	4,785	4,904
Core deposit intangible, net	1,431	1,582
Goodwill	8,379	8,379
Other assets	4,488	5,639
Total assets	$290,231	$273,524

LIABILITIES
Demand deposits:
Non-interest-bearing	$34,817	$39,094
Interest-bearing	61,744	59,437
Time deposits	136,566	118,135
Total deposits	233,127	216,666
Borrowed funds	14,951	17,000
Subordinated notes	12,000	12,000
Deferred tax liabilities	409	657
Other liabilities	2,306	2,217
Total liabilities	262,793	248,540

SHAREHOLDERS’ EQUITY
Common stock, $0.01 par value; 10,000,000 shares authorized; 6,570,000 and 6,517,500 shares issued and outstanding at September 30, 2018 and December 31, 2017, respectively	66	65
Additional paid-in capital	23,367	23,074
Retained earnings	4,311	1,903
Accumulated other comprehensive loss	(306)	(58)
Total shareholders’ equity	27,438	24,984
Total liabilities and shareholders’ equity	$290,231	$273,524

See accompanying notes to consolidated financial statements.

T ACQUISITION, INC. (SUCCESSOR)

T BANCSHARES, INC. (PREDECESSOR)

CONSOLIDATED STATEMENTS OF INCOME

	Successor For Nine Months Ended September 30, 2018	Successor Period from May 16, 2017 to September 30, 2017	Predecessor Period from January 1, 2017 to May 15, 2017
(In thousands, except per share data)	(Unaudited)	(Unaudited)
Interest Income
Loans, including fees	$10,086	$4,276	$3,770
Securities	677	323	328
Federal funds sold	6	2	1
Interest-bearing deposits	123	39	29
Total interest income	10,892	4,640	4,128
Interest Expense
Deposits	2,139	634	473
Borrowed funds	916	329	28
Total interest expense	3,055	963	501
Net interest income	7,837	3,677	3,627
Provision for loan losses	643	223	(8)
Net interest income after provision for loan losses	7,194	3,455	3,635
Noninterest Income
Trust income	6,880	3,411	3,293
Gain on sale of loans	183	208	1,436
Loan servicing fees, net	(40)	163	237
Service fees and other income	232	27	19
Rental income	222	109	109
Total noninterest income	7,477	3,918	5,094
Noninterest Expense
Salaries and employee benefits	4,199	2,003	3,528
Occupancy and equipment	647	312	328
Trust expenses	4,852	2,387	2,317
Professional fees	345	82	269
Data processing	733	367	355
Other	832	401	697
Total noninterest expense	11,608	5,552	7,494
Income before income taxes	3,063	1,820	1,235
Income tax expense	655	630	196
Net Income	$2,408	$1,190	$1,039

Earnings per common share:
Basic	$0.37	$0.18	$0.26
Diluted	$0.37	$0.18	$0.25
Weighted average common shares outstanding	6,564,487	6,517,500	4,051,657
Weighted average diluted shares outstanding	6,564,487	6,517,500	4,094,548

See accompanying notes to consolidated financial statements.

T ACQUISITION, INC. (SUCCESSOR)

T BANCSHARES, INC. (PREDECESSOR)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Successor Period for Nine Months Ended September 30, 2018	Successor Period from May 16, 2017 to September 30, 2017	Predecessor Period from January 1, 2017 to May 15, 2017
(In thousands)	(Unaudited)	(Unaudited)
Net Income	$2,408	$1,190	$1,039
Other comprehensive income (loss):
Change in unrealized gain (loss) on investment securities available-for-sale, before tax effect	(314)	15	212
Tax effect	(66)	5	72
Other comprehensive income (loss)	(248)	10	140
Comprehensive income	$2,160	$1,200	$1,179

See accompanying notes to consolidated financial statements.

T ACQUISITION, INC. (SUCCESSOR)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

(In thousands)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
BALANCE, January 1, 2017	$—	$—	$—	$—	$—
Issuance of 6,517,500 shares of common stock	65	23,041	—	—	23,106
Net income	—	—	1,190	—	1,190
Other comprehensive income	—	—	—	10	10
Stock based compensation	—	—	—	—	—
BALANCE, September 30, 2017	$65	$23,041	$1,190	$10	$24,306

BALANCE, January 1, 2018	$65	$23,074	$1,903	$(58)	$24,984
Issuance of 52,500 shares of common stock	1	249	—	—	250
Net income	—	—	2,408	—	2,408
Other comprehensive loss	—	—	—	(248)	(248)
Stock based compensation	—	44	—	—	44
BALANCE, September 30, 2018	$66	$23,367	$4,311	$(306)	$27,438

See accompanying notes to consolidated financial statements.

T BANCSHARES, INC. (PREDECESSOR)

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

PERIOD ENDED MAY 15, 2017

(In thousands)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
BALANCE, January 1, 2017	$40	$22,961	$8,379	$(223)	$31,157
Net income	—	—	1,039	—	1,039
Other comprehensive loss	—	—	—	140	140
Dividend	—	—	(10,675)	—	(10,675)
Stock option payout	—	(1,014)	—	—	(1,014)
Stock based compensation	—	37	—	—	37
BALANCE, May 15, 2017	$40	$21,984	$(1,257)	$(83)	$20,684

See accompanying notes to consolidated financial statements.

T ACQUISITION, INC. (SUCCESSOR)

T BANCSHARES, INC. (PREDECESSOR)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Successor For Nine Months Ended September 30, 2018	Successor Period from May 16, 2017 to September 30, 2017	Predecessor Period from January 1, 2017 to May 15, 2017
(In thousands)	(Unaudited)	(Unaudited)
Cash Flows from Operating Activities
Net income	$2,408	$1,190	$1,039
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for loan losses	643	223	(8)
Depreciation and amortization	156	77	80
Accretion of discount on loans	(8)	(74)	(84)
Core deposit intangible	151	77	—
Securities premium amortization, net	59	150	26
Origination of loans held for sale	(15,915)	(16,647)	(18,174)
Proceeds from payments and sales of loans held for sale	4,230	6,611	19,207
Net gain on sale of loans	(183)	(208)	(1,436)
Reclassification of loans HFS to held for investment	17,636	—	—
Stock based compensation	44	—	37
Receivable for sold loans	—	2,457	(2,457)
Deferred income taxes	(182)	399	44
Servicing asset amortization	407	224	109
Net change in:
Other assets	809	(608)	(724)
Other liabilities	89	(477)	2,917
Net cash provided by (used in) operating activities	10,344	(6,606)	576
Cash Flows from Investing Activities
Business combination	—	(18,712)	—
Purchase of securities available for sale	(199,991)	(59,998)	(60,382)
Principal payments, calls and maturities of securities available for sale	200,666	60,272	60,328
Principal payments of securities held to maturity	1,676	486	115
Purchase of securities, restricted	(7,970)	(2,886)	(2,644)
Proceeds from sale of securities, restricted	7,813	2,309	2,633
Net change in loans	(29,885)	(4,647)	(13,169)
Dispositions (purchases) of premises and equipment	(23)	(1)	11
Net cash used in investing activities	(27,714)	(23,177)	(13,108)
Cash Flows from Financing Activities
Net change in demand deposits	(1,970)	(1,690)	(1,126)
Net change in time deposits	18,431	3,540	22,816
Stock option payout	—	—	(1,014)
Dividends	—	—	(10,675)
Proceeds from borrowed funds	463,685	184,309	175,200
Repayment of borrowed funds	(465,733)	(170,309)	(171,200)
Proceeds from issuance of common stock	250	23,106	—
Net cash provided by financing activities	14,663	38,956	14,001
Net change in cash and cash equivalents	(2,707)	9,173	1,469
Cash and cash equivalents at beginning of period	16,221	—	12,318
Cash and cash equivalents at end of period	$13,514	$9,173	$13,787

Supplemental disclosures of cash flow information
Cash paid during the period for
Interest	$2,987	$965	$531
Income taxes	$—	$1,250	$580

See accompanying notes to consolidated financial statements.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1.	Summary of Significant Accounting Policies

Organization and Nature of Operations

T Acquisition, Inc. (the “Company” or “Successor”, as the context requires) is a bank holding company headquartered in Dallas, Texas. The Company was established in October 2016 for the purpose of acquiring T Bancshares, Inc. (“TBI” or “Predecessor”, as the context requires), and on November 10, 2016 entered into an Agreement and Plan of Merger with TBI, and joined in by Tectonic Advisors, LLC (“Tectonic”). The merger was completed on May 15, 2017. See Note 18 “Acquisition and Asset Purchase” for additional discussion regarding the acquisition, including purchase accounting adjustments. The Successor, although formed in October 2016, had no activity until the merger date of May 15, 2017, therefore, the consolidated financial statements presents activity for the period from May 16, 2017 to September 30, 2017. The consolidated financial statements presented for the period January 1, 2017 to May 15, 2017 represent those of Predecessor. As a result of the acquisition, the consolidated financial statements for the Successor period and the Predecessor period are not comparable.

The consolidated financial statements include the accounts of T Acquisition, Inc. and its wholly owned subsidiaries, TBI and T Bank, N.A., a national association (the “Bank”). The Company’s financial condition and operating results principally reflect those of the Bank. All intercompany transactions and balances are eliminated in consolidation.

The Bank serves its local geographic market which includes Dallas, Tarrant, Denton, Collin and Rockwall counties which encompass an area commonly referred to as the Dallas/Fort Worth Metroplex. The Bank also serves the dental and other health professional industries through a centralized loan and deposit platform that operates out of its main office in Dallas, Texas. In addition, the Bank serves the small business community by offering loans guaranteed by the Small Business Administration (“SBA”) and the U.S. Department of Agriculture (“USDA”).

The Bank offers a broad range of commercial and consumer banking services primarily to small to medium-sized businesses and their employees. Because of the Bank’s technological capabilities, including worldwide free ATM withdrawals, sophisticated on-line banking capabilities, electronic funds transfer capabilities, and economical remote deposit solutions, most customers can be served regardless of their geographic location.

The Bank also offers traditional fiduciary services primarily to clients of Cain Watters & Associates L.L.C. The Bank, Cain Watters & Associates L.L.C., and Tectonic Advisors, L.L.C. have entered into an advisory services agreement related to the trust operations.

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these consolidated financial statements were issued.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period, as well as the disclosures provided. Changes in assumptions or in market conditions could significantly affect the estimates. The determination of the allowance for loan losses, the fair value of stock options, the fair values of financial instruments and other real estate owned, and the status of contingencies are particularly susceptible to significant change in recorded amounts.

Cash and Cash Equivalents

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to significant credit risk on cash and cash equivalents.

For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash on hand, deposits with other financial institutions, and federal funds sold. Net cash flows are reported for customer loan and deposit transactions.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Trust Assets

Property held for customers in a fiduciary capacity, other than trust cash on deposit at the Bank, is not included in the accompanying consolidated financial statements since such items are not assets of the Company.

Securities

Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them until maturity. Securities to be held for indefinite periods of time are classified as available for sale and carried at fair value, with the unrealized holding gains and losses reported as a component of other comprehensive income, net of tax. Securities held for resale are classified as trading and are carried at fair value, with changes in unrealized holding gains and losses included in income. Management determines the appropriate classification of securities at the time of purchase.

Securities with limited marketability, such as stock in the Federal Reserve Bank (“FRB”) and the Federal Home Loan Bank of Dallas (“FHLB”), are carried at cost. The Company has investments in stock of the FRB and the FHLB as is required for participation in the services offered. These investments are classified as restricted and are recorded at cost.

Interest income includes amortization of purchase premiums and accretion of purchase discounts. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments. Gains and losses are recorded on the trade date and determined using the specific identification method. Declines in the fair value of available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses to the extent the impairment related to credit losses. The amount of impairment related to other factors is recognized in other comprehensive income. In estimating other-than-temporary impairment losses, management considers, among other things, (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer, and (iii) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery of amortized cost.

Loans Held for Sale

Loans which are originated or purchased and are intended for sale in the secondary market are carried at the lower of cost or estimated fair value determined on an aggregate basis. Valuation adjustments, if any, are recognized through a valuation allowance by charges to non-interest income and direct loan origination costs and fees are deferred at origination of the loan and are recognized in non-interest income upon sale of the loan. Loans held for sale are comprised of the guaranteed portion of SBA and USDA loans. Neither the Predecessor nor the Successor incurred a lower of cost or market valuation provision for the period January 1, 2017 through May 2017 and September 30, 2017, respectively, and the Successor did not incur a lower of cost or market valuation for the nine months ended September 30, 2018. The Company may elect to reclassify the SBA loans held for sale to held for investment when it determines that holding these loans provide better long-term risk adjusted returns than selling the loans.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, unearned discount, deferred loan fees, and allowance for loan losses. Interest income is accrued on the unpaid principal balance. Discount on acquired loans and loan origination fees are deferred and recognized in interest income using the level-yield method without anticipating prepayments.

Interest income on commercial business and commercial real estate loans is discontinued when the loan becomes 90 days delinquent unless the credit is well secured and in process of collection. Unsecured consumer loans are generally charged off when the loan becomes 90 days past due. Consumer loans secured by collateral other than real estate are charged off after a review of all factors affecting the ability to collect on the loan, including the borrower’s history, overall financial condition, resources, guarantor support, and the realizable value of any collateral. However, any consumer loan past due 180 days is charged off. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on non-accrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

All interest accrued but not received for loans placed on non-accrual are reversed against interest income. Interest received on such loans is accounted for on a cash-basis or cost-recovery method, until qualifying for return to accrual basis. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses

The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required by considering the collectability of loans based on historical experience and the borrower’s ability to repay, the nature and volume of the portfolio, information about specific borrower situations and the estimated value of any underlying collateral, economic conditions and other factors.

The allowance consists of general and specific reserves. The specific component relates to loans that are individually evaluated and determined to be impaired. This amount of allowance is often based on variables affecting valuation, appraisals of collateral, evaluations of performance and status, and the amounts and timing of future cash flows expected to be received. The general component relates to the entire group of loans that are evaluated in the aggregate based primarily on industry historical loss experience adjusted for current economic factors. To the extent actual loan losses differ materially from management’s estimate of these subjective factors, loan growth/run-off accelerates, or the mix of loan types changes, the level of the provision for loan loss, and related allowance can, and will, fluctuate.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include, among others, payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loan impairment on loans is generally based upon the present value of the expected future cash flows discounted at the loan’s initial effective interest rate, unless the loans are collateral dependent, in which case loan impairment is based upon the fair value of collateral less estimated selling costs.

Loans acquired through the completion of a transfer, including loans acquired in a business combination, are initially recorded at fair value.

Acquired loans that have evidence of deterioration of credit quality since origination and for which it is probable, at acquisition, that we will be unable to collect all contractually required payments receivable are considered to be purchased credit-impaired. For purchased credit-impaired loans, the difference between the undiscounted cash flows expected at acquisition and the recorded fair value of the loan, or the “accretable yield,” is recognized as interest income on a level-yield method over the life of the loan. Contractually required payments for interest and principal that exceed the undiscounted cash flows expected at acquisition, or the “nonaccretable difference,” are not recognized as a yield adjustment or as a loss accrual or a valuation allowance. Increases in expected cash flows subsequent to the initial investment are recognized prospectively through adjustment of the yield on the loan over its remaining life. Decreases in expected cash flows are recognized as impairment. Valuation allowances on these impaired loans reflect only losses incurred after the acquisition (meaning the present value of all cash flows expected at acquisition that ultimately are not to be received). There were no loans purchased during the nine months ended September 30, 2018. The fair value of purchased credit impaired loans at acquisition date of May 15, 2017, was $140 thousand, compared to contractual amounts of $133 thousand. The loans were paid off during 2017.

For acquired loans that are not deemed to be purchased credit-impaired at acquisition, the difference between the initial fair value and the unpaid principal balance is recognized as interest income on a level-yield basis over the lives of the related loans. Subsequent to acquisition, any valuation allowance on these loans reflects only the portion of probable losses that exceeds any unaccreted purchase discounts on these loans as of the measurement date.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using the straight-line method with useful lives ranging from 5 to 39 years. Furniture and equipment are depreciated using the straight-line method with useful lives ranging from 3 to 10 years. Land

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

improvements are depreciated using the straight-line method with useful lives ranging from 3 to 10 years. Leasehold improvements are depreciated using the straight-line method over the lease term or estimated life, whichever is shorter. Repair and maintenance costs are expensed as incurred.

Foreclosed Assets

Assets acquired through or instead of loan foreclosure are held for sale and are initially recorded at fair value less estimated selling costs when acquired, establishing a new cost basis. Costs after acquisition are generally expensed. If the fair value of the asset declines, a write-down is recorded through expense. The valuation of foreclosed assets is subjective in nature and may be adjusted in the future because of changes in economic conditions. The Company had no foreclosed assets as of September 30, 2018 and December 31, 2017.

Servicing Rights

The guaranteed portion of certain SBA and USDA loans can be sold into the secondary market. Servicing rights are recognized as separate assets when loans are sold with servicing retained. Servicing rights are amortized in proportion to, and over the period of, estimated future net servicing income. The Company uses industry prepayment statistics in estimating the expected life of the loans. Management evaluates its servicing rights for impairment quarterly. Servicing rights are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. Fair value is determined using discounted future cash flows calculated on a loan-by-loan basis and aggregated by predominate risk characteristics. The initial servicing rights and resulting gain on sale are calculated based on the difference between the best actual par and premium bids on an individual loan basis.

Stock Based Compensation

As of September 30, 2018, the Company has a share-based employee compensation plan, which is described more fully in Note 12. The Company accounts for it stock-based compensation in accordance with applicable accounting guidance for share-based payments. This guidance requires all share-based payments to be recognized on the consolidated statements of income based on their fair values. Compensation costs for awards with graded vesting are recognized on a straight-line basis over the anticipated vesting period.

Income Taxes

The Company accounts for income taxes utilizing the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company accounts for uncertainties in income taxes in accordance with current accounting guidance which prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Benefits from tax positions should be recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of cumulative benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. No uncertain tax positions have been recognized.

The Company files income tax returns in the U.S. federal jurisdiction and state jurisdictions, as applicable.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes net unrealized gains and losses on available for sale securities, which are recognized as a separate component of equity. Comprehensive income (loss), net for the nine months ended September 30, 2018 and for the period January 1, 2017 through May 15, 2017 and for the period May 16, 2017 through September 30, 2017 (as applicable) is reported in the accompanying consolidated statement of comprehensive income.

Transfer of Financial Assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (i) the assets have been isolated from the Company, (ii) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (iii) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated.

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Recent Accounting Pronouncements

ASU 2014-09, “Revenue from Contracts with Customers (Topic 606).” ASU 2014-09 implements a common revenue standard that clarifies the principles for recognizing revenue. The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company’s revenue is comprised of net interest income on financial assets and financial liabilities, which is explicitly excluded from the scope of ASU 2014-09, and non-interest income. The Company adopted the standard in the first quarter of 2018 and its adoption did not have a significant impact on the Company’s financial statements.

ASU 2016-02, “Leases (Topic 842).” ASU 2016-02 will, among other things, require lessees to recognize a lease liability, which is a lessee‘s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. ASU 2016-02 does not significantly change lease accounting requirements applicable to lessors; however, certain changes were made to align, where necessary, lessor accounting with the lessee accounting model. ASU 2016-2 will be effective on January 1, 2019 and will require transition using a modified retrospective approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The Company continues to evaluate the provision of the new lease standard but, due to the small number of lease agreements presently in effect for the Company, has concluded the new guidance will not have a significant impact on the Company’s financial statements.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

ASU 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” ASU 2016-13 requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts and requires enhanced disclosures related to the significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization’s portfolio. In addition, ASU 2016-13 amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. ASU 2016-13 will be effective on January 1, 2020. While the Company generally expects that the implementation of ASU 2016-13 may increase their allowance for loan losses balance, the Company is continuing to evaluate the potential impact of ASU 2016-13 on its financial statements.

Accounting Standards 2017-04, “Intangibles - Goodwill and Other (Topic 350) - Simplifying the Test for Goodwill Impairment.” ASU 2017-04 eliminates Step 2 from the goodwill impairment test which required entities to compute the implied fair value of goodwill. Under ASU 2017-04, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. ASU 2017-04 will be effective on January 1, 2020, with earlier adoption permitted and is not expected to have a significant impact on the Company’s financial statements.

ASU 2017-08, “Receivables - Nonrefundable Fees and Other Costs (Subtopic 310-20) - Premium Amortization on Purchased Callable Debt Securities.” ASU 2017-08 shortens the amortization period for certain callable debt securities held at a premium to require such premiums to be amortized to the earliest call date unless applicable guidance related to certain pools of securities is applied to consider estimated prepayments. Under prior guidance, entities were generally required to amortize premiums on individual, non-pooled callable debt securities as a yield adjustment over the contractual life of the security. ASU 2017-08 is effective in 2019 although early adoption is permitted. The Company elected to early adopt ASU 2017-08 in the second quarter of 2017. The adoption of this guidance did not have a material impact on the Company’s financial statements.

ASU 2018-02, “Income Statement — Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income.” ASU 2018-02 was issued to address the income tax accounting treatment of the stranded tax effects within other comprehensive income due to the prohibition of backward tracing due to an income tax rate change that was initially recorded in other comprehensive income. This issue came about from the enactment of the Tax Cuts and Jobs Act on December 22, 2017 that changed the Company’s income tax rate from 35% to 21%. The ASU changed current accounting whereby an entity may elect to reclassify the stranded tax effect from accumulated other comprehensive income to retained earnings. The ASU is effective for periods beginning after December 15, 2018 although early adoption is permitted. The Successor elected to early adopt ASU 2018-02 in the fourth quarter of 2017. The adoption of this guidance did not have a material impact on the Company’s financial statements.

ASU 2018-13, “Fair Value Measurement (Topic 820) - Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement.” ASU 2018-13 modifies the disclosure requirements on fair value measurements in Topic 820. The amendments in this update remove disclosures that no longer are considered cost beneficial, modify/clarify the specific requirements of certain disclosures, and add disclosure requirements identified as relevant. ASU 2018-13 will be effective for us on January 1, 2020, with early adoption permitted, and is not expected to have a significant impact on the Company’s financial statements.

ASU 2018-14, “Compensation - Retirement Benefits-Defined Benefit Plans-General (Subtopic 715-20).” ASU 2018-14 amends and modifies the disclosure requirements for employers that sponsor defined benefit pension or other post-retirement plans. The amendments in this update remove disclosures that no longer are considered cost beneficial, clarify the specific requirements of disclosures, and add disclosure requirements identified as relevant. ASU 2018-14 will be effective for us on January 1, 2021, with early adoption permitted, and is not expected to have a significant impact on the Company’s financial statements.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 2.	Securities

A summary of amortized cost and cost and fair value of securities is presented below.

	September 30, 2018
(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities available for sale:
U.S. government agencies	$7,272	$—	$316	$6,956
Mortgage-backed securities	2,593	3	74	2,522
Total securities available for sale	$9,865	$3	$390	$9,478

Securities held to maturity:
Property assessed clean energy	$7,811	$—	$—	$7,811
Securities, restricted:
Other	$1,920	$—	$—	$1,920
	December 31, 2017
(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities available for sale:
U.S. government agencies	$7,725	$—	$62	$7,663
Mortgage-backed securities	2,832	1	12	2,821
Total securities available for sale	$10,557	$1	$74	$10,484

Securities held to maturity:
Property assessed clean energy	$9,529	$—	$—	$9,529

Securities, restricted:
Other	$1,763	$—	$—	$1,763

Securities available for sale consists of U.S. government agency securities and mortgage-backed securities guaranteed by U.S. government agencies. Securities held to maturity consists of Property Assessed Clean Energy investments. These investment contracts or bonds located in California and Florida, originate under a contractual obligation between the property owners, the local county administration, and a third-party administrator and sponsor. The assessments are created to fund the purchase and installation of energy saving improvements to the property such as solar panels. Generally, as a property assessment, the total assessment is repaid in installments over a period of 10 to 15 years by the then current property owner(s). Each installment is collected by the County Tax Collector where the property is located. The assessments are an obligation of the property. Securities, restricted consist of FRB and FHLB stock which are carried at cost.

As of September 30, 2018 and December 31, 2017, securities with a fair value of $7.8 million and $9.4 million, respectively, were pledged to secure borrowings at the FHLB, and securities with a fair value of $1.7 million and $660 thousand, respectively, were pledged against trust deposit balances held at the Bank. As of December 31, 2017, securities with a fair value of $419 thousand were pledged to secure borrowings at the FRB. There were no securities pledged to the FRB as of September 30, 2018.

As of September 30, 2018 and December 31, 2017, the Bank held FRB stock in the amount of $980,450 and FHLB stock in the amount of $939,300 and $782,300, respectively.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Certain investments in debt securities are reported in the financial statement at an amount less than their historical cost. The table below indicates the length of time individual investment securities have been in a continuous loss position as of September 30, 2018:

	Less than 12 months		12 months or longer		Total
(In thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. government agencies	$2,375	$88	$4,581	$228	$6,956	$316
Mortgage-backed securities	1,049	36	1,088	38	2,137	74
Total	$3,424	$124	$5,669	$266	$9,093	$390

The number of investment positions in this unrealized loss position totaled fifteen as of September 30, 2018. The Company does not believe these unrealized losses are “other than temporary” as (i) it does not have the intent to sell the securities prior to recovery and/or maturity and, (ii) it is more likely than not that the Company will not have to sell the securities prior to recovery and/or maturity. In making this determination, the Company also considers the length of time and extent to which fair value has been less than cost and the financial condition of the issuer. The unrealized losses noted are primarily interest rate related due to the level of interest rates as of September 30, 2018 compared to the time of purchase. The Company has reviewed the ratings of the issuers and has not identified any issues related to the ultimate repayment of principal as a result of credit concerns on these securities. The Company’s mortgage related securities are backed by GNMA and FNMA or are collateralized by securities backed by these agencies.

As of September 30, 2018, management does not have the intent to sell any of the securities classified as available for sale in the table above and believes that it is more likely than not that the Company will not have to sell any such securities before a recovery of amortized cost. Any unrealized losses are largely due to increases in market interest rates over the yields available at the time the underlying securities were purchased. The fair value is expected to recover as the securities approach their maturity date or repricing date or if market yields for such investments decline. Management does not believe any of the securities are impaired due to reasons of credit quality. Accordingly, as of September 30, 2018, management believes the impairments detailed in the table above are temporary and no impairment loss has been realized in the Company’s consolidated statements of income.

There were no sales of securities available-for-sale by the Successor during the nine months ended September 30, 2018 and by the Predecessor or Successor for the year ended December 31, 2017, as applicable.

The amortized cost and estimated fair value of securities at September 30, 2018 are presented below by contractual maturity. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations. Residential mortgage backed securities are shown separately since they are not due at a single maturity date.

	Available for Sale		Held to Maturity
(In thousands)	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Due after one year through five years	$2,909	$2,823	$137	$137
Due after five years through ten years	3,967	3,752	3,987	3,987
Due after ten years	396	381	3,687	3,687
Mortgage-backed securities	2,593	2,522	—	—
Total	$9,865	$9,478	$7,811	$7,811

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 3.	Loans and Allowance for Loan Losses

Major classifications of loans held for investment are as follows:

(In thousands)	September 30, 2018	December 31, 2017
Commercial and industrial	$91,138	$86,552
Consumer installment	3,362	4,483
Real estate – residential	7,511	6,826
Real estate – commercial	33,345	19,203
Real estate – construction and land	4,725	8,477
SBA:
SBA 7(a) guaranteed	28,923	11,826
SBA 7(a) unguaranteed	42,192	41,373
SBA 504	14,333	17,109
USDA	3,378	3,415
Other	—	2
Gross Loans	228,907	199,266
Less:
Allowance for loan losses	777	386
Net loans	$228,130	$198,880

At September 30, 2018, our loan portfolio included $75.9 million of loans, approximately 33.3% of our total funded loans, to the dental industry. The Bank believes that these loans are to credit worthy borrowers and are diversified geographically.

The Bank offers services to serve the small business community by offering 7(a) loans guaranteed by the SBA, loans promulgated under the SBA’s 504 loan program, and loans guaranteed by the USDA. These loans are generally guaranteed by the SBA and USDA up to 75% to 80% of the principal balance. The Company records the guaranteed portion of the loans as held for sale. The Company periodically sells the guaranteed portion of selected SBA and USDA loans into the secondary market, on a servicing-retained basis. In calculating gain on the sale of loans, the Company performs an allocation based on the relative fair values of the sold portion and retained portion of the loan. The Company’s assumptions are validated by reference to external market information.

The Company had $10.3 million and $16.1 million of SBA loans held for sale as of September 30, 2018 and December 31, 2017, respectively. During the nine months ended September 30, 2018, the Company originated $15.9 million of SBA 7(a) loans. The Company sold one SBA 7(a) loan for $3.7 million, resulting in a gain on sale of loans of $183 thousand. In connection with the sale, the Company recorded a servicing asset of $80 thousand. The Company elected to reclassify $17.6 million of the SBA 7(a) loans held for sale to held for investment. The Company determined that holding these loans provide better long-term risk adjusted returns than selling the loans.

Loan Origination/Risk Management.

The Bank maintains written loan origination policies, procedures, and processes which address credit quality at several levels including individual loan level, loan type, and loan portfolio levels.

Commercial and industrial loans, which are predominantly loans to dentists, are underwritten based on historical and projected income of the business and individual borrowers and guarantors. The Bank utilizes a comprehensive global debt service coverage analysis to determine debt service coverage ratios. This analysis compares global cash flow of the borrowers and guarantors on an individual credit to existing and proposed debt after consideration of personal and business related other expenses. Collateral is generally a lien on all available assets of the business borrower including intangible assets. Credit worthiness of individual borrowers and guarantors is established through the use of credit reports and credit scores.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Consumer loans are evaluated on the basis of credit worthiness as established through the use of credit reports and credit scores. Additional credit quality indicators include borrower debt to income ratios based on verifiable income sources.

Real estate mortgage loans are evaluated based on collateral value as well as global debt service coverage ratios based on historical and projected income from all related sources including the collateral property, the borrower, and all guarantors where applicable.

Small Business Administration Lending - The Bank originates SBA loans which are sometimes sold into the secondary market. The Bank continues to service these loans after sale and is required under the SBA programs to retain specified amounts. The two primary SBA loan programs that the Bank offers are the basic 7(a) Loan Guaranty and the Certified Development Company (“CDC”), a Section 504 (“504”) program.

The 7(a) serves as the SBA’s primary business loan program to help qualified small businesses obtain financing when they might not be eligible for business loans through normal lending channels. Loan proceeds under this program can be used for most business purposes including working capital, machinery and equipment, furniture and fixtures, land and building (including purchase, renovation and new construction), leasehold improvements and debt refinancing. Loan maturity is generally up to 10 years for working capital and up to 25 years for fixed assets. The 7(a) loan is approved and funded by a qualified lender, guaranteed by the SBA and subject to applicable regulations. In general, the SBA guarantees up to 75% of the loan amount depending on loan size. The Bank is required by the SBA to retain a contractual minimum of 5% on all SBA 7(a) loans. The SBA 7(a) loans are generally variable interest rate loans. Gains recognized by the Bank on the sales of the guaranteed portion of these loans and the ongoing servicing income received are significant revenue sources for the Company. The servicing spread is 1% on the majority of loans.

The 504 program is an economic development-financing program providing long-term, low down payment loans to expanding businesses. Typically, a 504 project includes a loan secured from a private-sector lender with a senior lien, a loan secured from a CDC (funded by a 100% SBA-guaranteed debenture) with a junior lien covering up to 40% of the total cost, and a contribution of at least 10% equity from the borrower. Debenture limits are $5.0 million for regular 504 loans and $5.5 million for those 504 loans that meet a public policy goal.

The SBA has designated the Bank as a “Preferred Lender”. As a Preferred Lender, the Bank has been delegated loan approval, closing and most servicing and liquidation authority responsibility from the SBA.

The Bank also offers Business & Industry (“B & I”) program loans through the USDA. These loans are similar to the SBA product, except they are guaranteed by the USDA. The guaranteed amount is generally 75%. B&I loans are made to businesses in designated rural areas and are generally larger loans to larger businesses than the SBA 7(a) loans. Similar to the SBA 7(a) product, they can be sold into the secondary market. These loans can be utilized for rural commercial real estate and equipment. The loans can have maturities up to 30 years and the rates can be fixed or variable.

Construction and land development loans are evaluated based on the borrower’s and guarantor’s credit worthiness, past experience in the industry, track record and experience with the type of project being considered, and other factors. Collateral value is determined generally by independent appraisal utilizing multiple approaches to determine value based on property type.

For all loan types, the Bank establishes guidelines for its underwriting criteria including collateral coverage ratios, global debt service coverage ratios, and maximum amortization or loan maturity terms.

At the portfolio level, the Bank monitors concentrations of loans based on several criteria including loan type, collateral type, industry, geography, and other factors. The Bank also performs periodic market research and economic analysis at a local geographic and national level. Based on this research, the Bank may from time to time change the minimum or benchmark underwriting criteria applied to the above loan types.

Loans are placed on non-accrual status when, in management’s opinion, the borrower may be unable to meet payment obligations as they become due, as well as when required by regulatory provisions. Loans may be placed on non-accrual status regardless of whether or not such loans are considered past due. When interest

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

accrual is discontinued, all unpaid accrued interest is reversed. A loan may be returned to accrual status when all the principal and interest amounts contractually due are brought current and future principal and interest amounts contractually due are reasonably assured, which is typically evidenced by a sustained period (at least six months) of repayment performance by the borrower.

Non-accrual loans, segregated by class of loans, were as follows:

(In thousands)	September 30, 2018	December 31, 2017
Non-accrual loans:
SBA	$2,420	$2,310
Total	2,420	2,310
SBA guaranteed portion	$2,298	$2,186

The restructuring of a loan is considered a “troubled debt restructuring” if due to the borrower’s financial difficulties, the Bank has granted a concession that the Bank would not otherwise consider. This may include a transfer of real estate or other assets from the borrower, a modification of loan terms, or a combination of the two. Modification of loan terms may include interest rate reductions or below market interest rates, principal forgiveness, restructuring amortization schedules, reductions in collateral and other actions intended to minimize potential losses.

As of September 30, 2018 and December 31, 2017, there were no loans identified as troubled debt restructuring. There were no new troubled debt restructurings during the nine months ended September 30, 2018 and 2017.

Loans are considered impaired when, based on current information and events, it is probable the Company will be unable to collect all amounts due in accordance with the original contractual terms of the loan agreement, including scheduled principal and interest payments. If a loan is impaired, a specific valuation allowance is allocated, if necessary, so that the loan is reported net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Interest payments on impaired loans are typically applied to principal unless collectability of the principal amount is reasonably assured, in which case interest is recognized on a cash basis. Impaired loans, or portions thereof, are charged off when deemed uncollectible.

The Company’s impaired loans and related allowance is summarized in the following table:

(In thousands)	Unpaid Contractual Principal Balance	Recorded Investment With No Allowance	Recorded Investment With Allowance	Total Recorded Investment	Related Allowance	Average Recorded Investment	Interest Income Recognized
September 30, 2018						Nine Months Ended
SBA	$3,373	$2,420	—	$2,420	—	$2,341	$—
Total	$3,373	$2,420	$—	$2,420	$—	$2,341	$—

December 31, 2017						Year Ended
Commercial and industrial	$—	$—	$—	$—	$—	$3	$—
Real estate – commercial	—	—	—	—	—	97	3
SBA	2,684	2,310	—	2,310	—	335	—
Total	$2,684	$2,310	$—	$2,310	$—	$435	$3

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Loans are considered past due if the required principal and interest payments have not been received as of the date such payments were due. The Company’s past due loans are as follows:

(In thousands)	30-89 Days Past Due	Greater Than 90 Days	Total Past Due	Total Current	Total Loans	Days Past Due Still Accruing
September 30, 2018
Commercial and industrial	$248	$—	$248	$90,890	$91,138	$—
Consumer installment	—	—	—	3,362	3,362	—
Real estate – residential	—	—	—	7,511	7,511	—
Real estate – commercial	—	—	—	33,345	33,345	—
Real estate – construction and land	—	—	—	4,725	4,725	—
SBA	289	2,131	2,420	83,028	85,448	—
USDA	—	—	—	3,378	3,378	—
Other	—	—	—	—	—	—
Total	$537	$2,131	$2,668	$226,239	$228,907	$—

December 31, 2017
Commercial and industrial	$—	$—	$—	$86,552	$86,552	$—
Consumer installment	—	—	—	4,483	4,483	—
Real estate – residential	—	—	—	6,826	6,826	—
Real estate – commercial	—	—	—	19,203	19,203	—
Real estate – construction and land	—	—	—	8,477	8,477	—
SBA	2,187	123	2,310	67,998	70,308	—
USDA	—	—	—	3,415	3,415	—
Other	—	—	—	2	2	—
Total	$2,187	$123	$2,310	$196,956	$199,266	$—

As part of the on-going monitoring of the credit quality of the Company’s loan portfolio, management tracks certain credit quality indicators including internal credit risk based on past experiences as well as external statistics and factors. Loans are graded in one of six categories: (i) pass, (ii) pass-watch, (iii) special mention, (iv) substandard, (v) doubtful, or (vi) loss. Loans graded as loss are charged-off.

The classifications of loans reflect a judgment about the risks of default and loss associated with the loan. The Company reviews the ratings on credits quarterly. No significant changes were made to the loan risk grading system definitions and allowance for loan loss methodology during the past year. Ratings are adjusted to reflect the degree of risk and loss that is felt to be inherent in each credit. The Company’s methodology is structured so that specific allocations are increased in accordance with deterioration in credit quality (and a corresponding increase in risk and loss) or decreased in accordance with improvement in credit quality (and a corresponding decrease in risk and loss).

Credits rated pass are acceptable loans, appropriately underwritten, bearing an ordinary risk of loss to the Bank. Loans in this category are loans to quality borrowers with financial statements presenting a good primary source as well as an adequate secondary source of repayment.

Credits rated pass-watch loans have been determined to require enhanced monitoring for potential weaknesses which require further investigation. They have no significant delinquency in the past twelve months. This rating causes the loan to be actively monitored with greater frequency than pass loans and allows appropriate downgrade transition if verifiable adverse events are confirmed. This category may also include loans that have improved in credit quality from special mention but are not yet considered pass loans.

Credits rated special mention show clear signs of financial weaknesses or deterioration in credit worthiness, however, such concerns are not so pronounced that the Company generally expects to experience significant loss within the short-term. Such credits typically maintain the ability to perform within standard credit terms and credit exposure is not as prominent as credits rated more harshly.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Credits rated substandard are those in which the normal repayment of principal and interest may be, or has been, jeopardized by reason of adverse trends or developments of a financial, managerial, economic or political nature, or important weaknesses exist in collateral. A protracted workout on these credits is a distinct possibility. Prompt corrective action is therefore required to strengthen the Company’s position, and/or to reduce exposure and to assure that adequate remedial measures are taken by the borrower. Credit exposure becomes more likely in such credits and a serious evaluation of the secondary support to the credit is performed.

Credits rated doubtful are those in which full collection of principal appears highly questionable, and which some degree of loss is anticipated, even though the ultimate amount of loss may not yet be certain and/or other factors exist which could affect collection of debt. Based upon available information, positive action by the Company is required to avert or minimize loss.

Loans classified loss are considered uncollectible and of such little value that their continuance as bankable assets is not warranted. This classification does not mean that the loan has absolutely no recovery or salvage value, but rather that it is not practical or desirable to defer writing off this asset even though partial recovery may be affected in the future.

The following summarizes the Company’s internal ratings of its loans:

(In thousands)	Pass	Pass- Watch	Special Mention	Substandard	Doubtful	Total
September 30, 2018
Commercial and industrial	$89,311	$1,775	$—	$52	$—	$91,138
Consumer installment	3,362	—	—	—	—	3,362
Real estate – residential	7,511	—	—	—	—	7,511
Real estate – commercial	33,345	—	—	—	—	33,345
Real estate – construction and land	4,725	—	—	—	—	4,725
SBA	79,282	5,780	264	122	—	85,448
USDA	3,378	—	—	—	—	3,378
Total	$220,914	$7,555	$264	$174	$—	$228,907

December 31, 2017
Commercial and industrial	$84,376	$2,054	$—	$122	$—	$86,552
Consumer installment	4,483	—	—	—	—	4,483
Real estate – residential	6,826	—	—	—	—	6,826
Real estate – commercial	19,203	—	—	—	—	19,203
Real estate – construction and land	8,477	—	—	—	—	8,477
SBA	65,090	5,037	—	181	—	70,308
USDA	3,415	—	—	—	—	3,415
Other	2	—	—	—	—	2
Total	$191,872	$7,091	$—	$303	$—	$199,266

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The activity in the allowance for loan losses by portfolio segment for the Successor, and the change for the applicable periods is presented below. Management has evaluated the adequacy of the allowance for loan losses by estimating the losses in various categories of the loan portfolio.

(In thousands)	Commercial and Industrial	Consumer Installment	Real Estate Residential	Real Estate Commercial	Real Estate Construction and Land	SBA	USDA	Other	Total
Successor
Balance 12/31/2017	$237	$13	$16	$25	$27	$68	$—	$—	$386
Provision (credit) for loan losses	151	11	10	156	6	309	—	—	643
Charge-offs	—	—	—	—	—	(266)	—	—	(266)
Recoveries	—	—	—	—	—	14	—	—	14
Net (charge-offs) recoveries	—	—	—	—	—	(252)	—	—	(252)
Balance 09/30/2018	$388	$24	$26	$181	$33	$125	$—	$—	$777

Period-end amount allocated to:
Loans individually evaluated for impairment	$—	$—	$—	$—	$—	$—	$—	$—	$—
Loans collectively evaluated for impairment	388	24	26	181	33	125	—	—	777
Ending balance	$388	$24	$26	$181	$33	$125	$—	$—	$777
(In thousands)	Commercial and Industrial	Consumer Installment	Real Estate Residential	Real Estate Commercial	Real Estate Construction and Land	SBA	USDA	Other	Total
Successor
Balance 05/16/2017	$—	$—	$—	$—	$—	$—	$—	$—	$—
Provision (credit) for loan losses	235	13	16	25	27	427	—	—	743
Charge-offs	—	—	—	—	—	(360)	—	—	(360)
Recoveries	2	—	—	—	—	1	—	—	3
Net (charge-offs) recoveries	2	—	—	—	—	(359)	—	—	(357)
Balance 12/31/2017	$237	$13	$16	$25	$27	$68	$—	$—	$386

Period-end amount allocated to:
Loans individually evaluated for impairment	$—	$—	$—	$—	$—	$—	$—	$—	$—
Loans collectively evaluated for impairment	237	13	16	25	27	68	—	—	386
Ending balance	$237	$13	$16	$25	$27	$68	$—	$—	$386

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The provision for loan losses by portfolio segment for Predecessor for the period January 1, 2017 to May 15, 2017 was as follows:

(In thousands)	Commercial and Industrial	Consumer Installment	Real Estate Residential	Real Estate Commercial	Real Estate Construction and Land	SBA	USDA	Other	Total
Predecessor
Provision (credit) for loan losses	$(37)	$(3)	$(10)	$(17)	$11	$37	$—	$11	$(8)

The Company’s recorded investment in loans as of September 30, 2018 and December 31, 2017 related to each balance in the allowance for loan losses by portfolio segment and detailed on the basis of the Company’s impairment methodology was as follows:

(In thousands)	Commercial and Industrial	Consumer Installment	Real Estate Residential	Real Estate Commercial	Real Estate Construction and Land	SBA	USDA	Other	Total
September 30, 2018
Loans individually evaluated for impairment	$—	$—	$—	$—	$—	$2,420	$—	$—	$2,420
Loans collectively evaluated for impairment	91,138	3,362	7,511	33,345	4,725	83,028	3,378	—	226,487
Ending balance	$91,138	$3,362	$7,511	$33,345	$4,725	$85,448	$3,378	$—	$228,907

December 31, 2017
Loans individually evaluated for impairment	$—	$—	$—	$—	$—	$2,310	$—	$—	$2,310
Loans collectively evaluated for impairment	86,552	4,483	6,826	19,203	8,477	67,998	3,415	2	196,956
Ending balance	$86,552	$4,483	$6,826	$19,203	$8,477	$70,308	$3,415	$2	$199,266
Note 4.	Premises and Equipment

Premises and equipment were as follows:

(In thousands)	September 30, 2018	December 31, 2017
Land	$676	$676
Land improvement	22	16
Building	4,205	4,205
Furniture and equipment	152	135
	5,055	5,032
Less: accumulated depreciation	270	128
Balance at end of period	$4,785	$4,904

Depreciation of premises and equipment totaled $142 thousand for the nine months ended September 30, 2018. For the period January 1, 2017 through May 15, 2017, depreciation of premises and equipment totaled $80 thousand for the Predecessor. For the period May 16, 2017 through December 31, 2017, depreciation of premises and equipment totaled $128 thousand for the Company.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The Company owns a two story, 33,000 square foot commercial office building. The building is approximately 64% leased and the Bank occupies approximately 11,000 square feet of the space, or 33% of the building.

Note 5.	Goodwill and Core Deposit Intangible

During 2017, the Company recorded goodwill and core deposit intangible assets in connection with the acquisition of T Bancshares, Inc. and its subsidiary T Bank, N.A. on May 15, 2017. (See NOTE 18 for details of acquisition). There was no goodwill or core deposit intangible for the Predecessor.

Goodwill and core deposit intangible assets were as follows:

(In thousands)	September 30, 2018	December 31, 2017
Goodwill	$8,379	$8,379
Core deposit intangible	1,431	1,582

Core deposit intangible is amortized on a straight line basis over the estimated lives of the deposits, which range from 5 to 12 years. The core deposit intangible amortization totaled $151 thousand and $77 thousand for the nine months ended September 30, 2018 and 2017, respectively. There was no core deposit intangible amortization for the Predecessor for the period January 1, 2017 through May 15, 2017.

Note 6.	Other Real Estate and Other Assets

Other assets were as follows:

(In thousands)	September 30, 2018	December 31, 2017
Loan servicing rights	$1,457	$2,076
Accounts receivable – trust fees	904	829
Accrued interest receivable	1,021	1,069
Federal income tax receivable	—	692
Prepaid assets	413	412
Other	693	561
Total	$4,488	$5,639

The Company had no other real estate owned as of September 30, 2018 and December 31, 2017.

SBA and USDA loans sold which the Company retains the servicing for others are not included in the accompanying consolidated balance sheets. The risks inherent in loan servicing assets relate primarily to changes in prepayments that result from shifts in loan interest rates. The unpaid principal balances of SBA and USDA loans serviced for others was $96.3 million as of September 30, 2018.

For the nine months ended September 30, 2018, loan servicing assets of $80 thousand were added and $407 thousand was amortized to non-interest income. Valuation allowance of $292 thousand was required to adjust the cost basis of the loan servicing asset to fair market value as of September 30, 2018.

During the period May 16, 2017 through December 31, 2017, the Successor added loan servicing assets of $141thousand and amortized $337 thousand to non-interest income. During the period January 1, 2017 through May 15, 2017, the Predecessor amortized $109 thousand in loan servicing assets.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 7.	Deposits

Time deposits of $250,000 and over totaled $28.7 million as of September 30, 2018.

Deposits were as follows:

(In thousands)	September 30, 2018		December 31, 2017
Non-interest bearing demand	$34,817	15%	$39,094	18%
Interest-bearing demand (NOW)	4,149	2	3,606	2
Money market accounts	52,646	22	50,456	23
Savings accounts	4,949	2	5,375	2
Time deposits $100,000 and over	131,940	57	113,781	53
Time deposits under $100,000	4,626	2	4,354	2
Total	$233,127	100%	$216,666	100%

As of September 30, 2018 the scheduled maturities of time deposits were as follows:

(In thousands)
2018	$28,748
2019	92,071
2020	13,302
2021	1,868
2022	574
2023	3
Total	$136,566

The aggregate amount of demand deposit overdrafts that have been reclassified as loans as of September 30, 2018 was insignificant.

Note 8.	Borrowed Funds

The Company has a blanket lien credit line with the FHLB with borrowing capacity of $28.7 million secured by commercial loans and securities with collateral values of $21.1 million and $7.6 million, respectively. The Company had one outstanding overnight advance for $3.0 million at September 30, 2018, with a fixed interest rate of 2.45%. The Company determines its borrowing needs and renews the overnight advance accordingly at varying terms. The Company also had a six month term advance for $10.0 million at September 30, 2018, with a fixed interest rate of 2.21% and maturity date of December 7, 2018, at which time the advance was rolled over into the recurring overnight advance.

The Company also has a credit line with the FRB with borrowing capacity of $20.7 million, which is secured by commercial loans. There were no outstanding borrowings at September 30, 2018.

As of September 30, 2018, the Company had a bank stock loan with a balance of $2.0 million and subordinated notes totaling $12.0 million. On May 15, 2017, the Company obtained a bank stock loan for $12.0 million with variable interest rate of prime plus 0.75%, and matures on May 11, 2020. Proceeds from the loan were used to acquire T Bancshares, Inc. and its subsidiary T Bank, N.A. Interest on the bank stock loan is payable on February 11, 2018 and May 11, 2018, and beginning on August 11, 2018, principal and interest is due each February 11, May 11, August 11 and November 11. On May 11, 2018, the bank stock loan was modified to extend the maturity date from May 11, 2020 to May 11, 2028, and change the payment terms to monthly principal and interest beginning on June 11, 2018. The bank stock loan was paid down (i) by $6.0 million, to $6.0 million, on July 18, 2017, with proceeds received from the issuance by TBI of $8.0 million of 7.125% subordinated notes on July 17, 2017 that mature on July 20, 2027, and (ii) by $2.0 million, to $4.0 million on December 28, 2017. On March 5, 2018, the Company received proceeds of an additional $4.0 million from the issuance by TBI of 7.125% subordinated notes that mature on March 31, 2028, and used $2.0 million of such proceeds to pay down the bank stock loan to $2.0 million, leaving the remaining proceeds from the subordinated notes of $2.0 million in cash. The subordinated notes bear interest at the rate of

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

7.125% per annum, payable semi-annually on each January 17 and July 17. The subordinated notes are unsecured and subordinated in right of payment to the payment of our existing and future senior indebtedness and structurally subordinated to all existing and future indebtedness of our subsidiaries.

Note 9.	Other Liabilities

Other liabilities were as follows:

(In thousands)	September 30, 2018	December 31, 2017
Trust advisor fees payable	$579	$580
Accounts payable	348	343
Federal income tax payable	144	—
Incentive compensation	376	583
Data processing	84	104
Audit fees	117	47
Interest payable	336	392
Other	322	168
Total	$2,306	$2,217
Note 10.	Benefit Plans

The Company funds certain costs for medical benefits in amounts determined at the discretion of management. The Company has a retirement savings 401(k) plan covering substantially all employees. The Company made matching employee contributions during the nine months ended September 30, 2018 and 2017. An employee may contribute up to 6% of his or her annual compensation with the Company matching 100% of the employee’s contribution on the first 1% of the employee’s compensation and 50% of the employee’s contribution on the next 5% of the employee’s compensation. Employer contributions charged to expense was $125 thousand for the nine months ended September 30, 2018. Employer contributions charged to expense was $60 thousand for the Predecessor for the period January 1, 2017 through May 15, 2017, and $60 thousand for the Successor for the period May 16, 2017 through September 30, 2017, respectively.

Note 11.	Income Taxes

Income tax expense for the nine months ended September 30, 2018 was $655 thousand, and the Company’s effective income tax rate was 21.4% for the nine months ended September 30, 2018. Income tax expense for the Predecessor for the period January 1, 2017 through May 15, 2017 and Successor for the period May 16, 2017 through September 30, 2017, was $196 thousand and $630 thousand, respectively, and the effective income tax rates were 15.9% and 34.6%, respectively. The corporate federal income tax rate was changed to a flat rate of 21.0% effective for 2018 due to the Tax Cuts and Jobs Act of 2017.

Note 12.	Stock Compensation Plans

Successor. The Company’s Board of Directors adopted the T Acquisition, Inc. 2017 Equity Incentive Plan (“Plan”). The Plan is administered by the Compensation Committee of the Board and authorizes the granting of options, stock appreciation rights, restricted stock and restricted stock units to employees, directors and consultants in order to promote the success of the Company’s business. Incentive stock options may be granted only to employees of the Company, or a parent or subsidiary of the Company. The Company reserved 750 thousand authorized shares of common stock for the Plan. The term of each option is no longer than 10 years from the date of the grant.

The Company accounts for stock-based employee compensation plans using the fair value-based method of accounting. The fair value of each option award is estimated on the date of grant by a third party using a closed form option valuation (Black-Scholes) model.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The Company granted 235,000 stock options with an exercise price of $2.15 during the second quarter of 2017. No stock options were granted during the nine months ended September 30, 2018. A summary of the assumptions used in calculating the fair value of the option awards are as follows:

Expected life in years	10.0
Expected volatility	44.0%
Dividend yield	2.0%
Fair value per option	$0.82

Options totaling 50 thousand vest on the third anniversary of the grant date, May 15, 2020, and options totaling 185 thousand vest on the fourth anniversary of the grant date, May 15, 2021. The Company is recording compensation expense on a straight-line basis over the vesting periods. For the nine months ended September 30, 2018, the Company recorded compensation expense of $39 thousand in connection with the stock compensation plan. As of September 30, 2018, there was $122 thousand of total unrecognized compensation cost. The Predecessor and Successor recorded no compensation expense in connection with the stock compensation plan for the nine months ended September 30, 2017. The expense for 2017 was recorded during the fourth quarter in 2017.

The following is a summary of activity in the Plan:

	Number of Shares Underlying Options	Weighted Average Exercise Prices	Weighted Average Contractual Life in Years
Outstanding at beginning of the year	235,000	$2.15	9.4
Granted	—	—
Exercised	—	—
Forfeited	—	—

Outstanding at end of period	235,000	$2.15	8.6
Exercisable at end of period	—	—
Available for grant at end of period	515,000

The weighted-average grant date fair value of the options as of September 30, 2018 and December 31, 2017 was $0.82.

The Company granted 2,500 shares of stock to Company directors during the first quarter of 2018. The exercise price and grant date fair value of the stock was $2.15. The value was based on an independent analysis. The assumptions used in calculating the fair value of the stock grants are as follows:

Fair market value per share of equity used for purchase of TBI	$3.55
Discount for lack of control	19.0%
Discount for lack of marketability	25.0%
Fair market value of equity on a minority, nonmarketable basis	$2.15

The Company recorded compensation expense of $5,375 during the first quarter of 2018 in connection with the stock grants.

Predecessor. At May 15, 2017, the Predecessor had three stock-based compensation plans (the 2005 Stock Incentive Plan, the 2015 Stock Incentive Plan, and the 2014 Non-employee Directors’ Common Stock Plan) (the “Predecessor Stock Plans”). The 2005 Stock Incentive Plan expired during the third quarter of 2015, and therefore no additional awards may be issued under this plan. No additional awards were made under any of the plans for the period ending May 15, 2017, and all of these plans terminated in connection with the acquisition and were no longer in effect after such date.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

As a result of the acquisition, all outstanding stock option awards granted under our Predecessor Stock Plans were cancelled and converted into the right to receive the per share price of $10.6623 less the applicable exercise price per share and applicable withholding taxes. For the period from January 1, 2017 through May 15, 2017, the Predecessor recognized stock-based compensation expense of $37 thousand. The payment to option holders to repurchase the stock options under the Predecessor Plans was $1.0 million, which was recognized in additional paid in capital.

Note 13.	Loan Commitments and Other Contingencies

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the accompanying balance sheets. The Company’s exposure to credit loss in the event of non-performance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

The following table summarizes loan commitments:

(In thousands)	September 30, 2018	December 31, 2017
Undisbursed loan commitments	$12,651	$19,800
Standby letters of credit	172	10
	$12,823	$19,810

The Company leases various pieces of office equipment under short-term agreements. Lease expense for the nine months ended September 30, 2018 and for the periods from January 1, 2017 through May 15, 2017 and May 16, 2017 through September 30, 2017 was immaterial.

The Company currently receives rental income from six tenants in the building it is headquartered in, for office space the Company does not occupy. Aggregate future minimum rentals to be received under non-cancelable leases at September 30, 2018 were $1.4 million through 2027.

The Company is involved in various regulatory inspections, inquiries, investigations and proceedings, and litigation matters that arise from time to time in the ordinary course of business. The process of resolving matters through litigation or other means is inherently uncertain, and it is possible that an unfavorable resolution of these matters, will adversely affect the Company, its results of operations, financial condition and cash flows. The Company’s regular practice is to expense legal fees as services are rendered in connection with legal matters, and to accrue for liabilities when payment is probable.

Employment Agreements

The Company has entered into employment agreements with three officers of the Bank, Craig Barnes, Ken Bramlage and Patrick Howard. The agreements are for an initial three-year terms and are automatically renewable for an additional one-year term unless either party elects not to renew.

Note 14.	Related Parties

The Company receives advisory services for its Trust Department from Tectonic Advisors, LLC, an affiliate of the Company. Fees paid for services totaled $4.9 million for the nine months ended September 30, 2018. In management’s opinion, such transactions were made in the ordinary course of business pursuant to an agreement dated May 14, 2015. The agreement was negotiated between the Company and Tectonic Advisors in an arms-length transaction prior to Tectonic Advisors becoming an affiliate and as such, contains terms that in management’s opinion are favorable to the Company.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The Company provides services for Tectonic Holdings, LLC, an affiliate of the Company. Fees received totaled $183 thousand for the nine months ended September 30, 2018. In management’s opinion, the fees received adequately compensated the Company at a market rate for the services provided.

At September 30, 2018, certain officers, directors and their affiliated companies had depository accounts with the Bank totaling approximately $3.4 million. None of those deposit accounts have terms more favorable than those available to any other depositor.

The Company had no loans to officers, directors and their affiliated companies during the nine months ended September 30, 2018.

Note 15.	Regulatory Matters

On July 2, 2013, the Federal Reserve, and on July 9, 2013, the FDIC and OCC, adopted a final rule that implements the Basel III changes to the international regulatory capital framework, referred to as the “Basel III Rules.” The Basel III Rules apply to both depository institutions and (subject to certain exceptions not applicable to the Company) their holding companies. Although parts of the Basel III Rules apply only to large, complex financial institutions, substantial portions of the Basel III Rules apply to the Company and our subsidiary bank. The Basel III Rules include requirements contemplated by the Dodd-Frank Act as well as certain standards initially adopted by the Basel Committee on Banking Supervision in December 2010.

The Basel III Rules include higher risk-based and leverage capital ratio requirements and redefine what constitutes “capital” for purposes of calculating those ratios. Among the most important changes are stricter eligibility criteria for regulatory capital instruments that would disallow the inclusion of instruments, such as trust preferred securities (other than grandfathered trust preferred securities such as those issued by the Company), in Tier 1 capital going forward and new constraints on the inclusion of minority interests, mortgage-servicing assets, deferred tax assets and certain investments in the capital of unconsolidated financial institutions. The Basel III Rules also introduced a common equity Tier 1 (“CET1”) risk-based capital ratio. CET1 capital consists of retained earnings and common stock instruments, subject to certain adjustments. In addition, the rule requires that most regulatory capital deductions be made from CET1 capital.

The Basel III Rules also establish a “capital conservation buffer” of 2.5% above the new regulatory minimum risk-based capital requirements. The conservation buffer, when added to the capital requirements, results in the following minimum ratios: (i) a common equity Tier 1 risk-based capital ratio of 7.0%, (ii) a Tier 1 risk-based capital ratio of 8.5%, and (iii) a total risk-based capital ratio of 10.5%. The implementation of the capital conservation buffer began on January 1, 2016 at 0.625% of risk-weighted assets and will increase by that amount each subsequent January 1 until fully implemented on January 1, 2019. An institution would be subject to limitations on certain activities including payment of dividends, share repurchases and discretionary bonuses to executive officers if its capital level is below the buffered ratio.

The Basel III minimum capital ratio requirements as applicable to the Bank after the full phase-in period are summarized in the table below.

	BASEL III Minimum for Capital Adequacy Requirements	BASEL III Additional Capital Conservation Buffer	BASEL III Ratio with Capital Conservation Buffer
Total Risk Based Capital (total capital to risk weighted assets)	8.0%	2.5%	10.5%
Tier 1 Risk Based Capital (tier 1 to risk weighted assets)	6.0%	2.5%	8.5%
Tier 1 Leverage Ratio (tier 1 to average assets)	4.0%	—%	4.0%
Common Equity Tier 1 Risk Based ( CET1 to risk weighted assets)	4.5%	2.5%	7.0%

The Basel III Rules also revise the prompt corrective action framework, which is designed to place restrictions on insured depository institutions, including our subsidiary bank, if their capital levels do not meet certain thresholds. These revisions were effective January 1, 2015. The prompt correction action rules now include the CET1 capital component and increase certain other capital requirements for the various thresholds. As of January 1, 2015, insured depository institutions are required to meet the following capital levels in order to qualify as “well capitalized:” (i) a Total risk-based capital ratio of 10% (unchanged from current rules); (ii) a

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Tier 1 risk-based capital ratio of 8% (increased from 6%); (iii) a Tier 1 leverage ratio of 5% (unchanged from current rules); and (iv) a CET1 risk-based capital ratio of 6.5%. Accordingly, a financial institution may be considered “well capitalized” under the prompt corrective action framework, but not satisfy the fully phased-in Basel III capital ratios. As of September 30, 2018, the Bank’s regulatory capital ratios are in excess of the levels established for “well capitalized” institutions under the Basel III Rules.

The regulatory capital ratios of the Bank under the Basel III regulatory capital framework are as follows:

	Actual		Minimum Capital Required Under Basel III Requirements		To Be Well Capitalized Under Prompt Corrective Action Provisions
(In thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of September 30, 2018
Total Capital (to Risk Weighted Assets)	$28,672	13.01%	$20,392	9.25%	$22,045	10.00%

Tier 1 Capital (to Risk Weighted Assets)	27,895	12.65	15,983	7.25	17,636	8.00

Common Equity Tier 1 (to Risk Weighted Assets)	27,895	12.65	12,676	5.75	14,329	6.50

Tier 1 Capital (to Average Assets)	27,895	10.09	11,062	4.0	13,827	5.00

As of December 31, 2017
Total Capital (to Risk Weighted Assets)	$25,323	11.99%	$19,534	9.25%	$21,118	10.00%

Tier 1 Capital (to Risk Weighted Assets)	24,937	11.81	15,310	7.25	16,894	8.00

Common Equity Tier 1 (to Risk Weighted Assets)	24,937	11.81	12,143	5.75	13,726	6.50

Tier 1 Capital (to Average Assets)	24,937	10.00	9,979	4.00	12,473	5.00

Dividend Restrictions. Banking regulations may limit the amount of dividends that may be paid. Approval by regulatory authorities is required if the effect of dividends declared would cause the regulatory capital of the Bank to fall below specified minimum levels. Approval is also required if dividends declared exceed the net profits for that year combined with the retained net profits for the preceding two years. As of September 30, 2018, approximately $5.3 million was available for the declaration of dividends by the Bank to the Company without prior approval of regulatory agencies and still maintain its “well capitalized” status.

Note 16.	Fair Value of Financials Instruments

The fair value of an asset or liability is the price that would be received to sell that asset or paid to transfer that liability in an orderly transaction occurring in the principal market (or most advantageous market in the absence of a principal market) for such asset or liability. In estimating fair value, the Company utilizes valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. Such valuation techniques are consistently applied. Inputs to valuation techniques include the assumptions that market participants would use in pricing an asset or liability. FASB ASC Topic 820 establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

•	Level 1 Inputs - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
•	Level 2 Inputs - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.

•	Level 3 Inputs - Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity’s own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available, then fair values are estimated by using quoted prices of securities with similar characteristics or independent asset pricing services and pricing models, the inputs of which are market-based or independently sourced market parameters, including, but not limited to, yield curves, interest rates, volatilities, prepayments, defaults, cumulative loss projections and cash flows. Such securities are classified in Level 2 of the valuation hierarchy. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy. The Company has no securities in the Level 1 or Level 3 inputs.

The following table summarizes financial assets measured at fair value on a recurring basis, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

(In thousands)	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value
As of September 30, 2018
Securities available for sale:
U.S. government agencies	$—	$6,956	$—	$6,956
Mortgage-backed securities	—	2,522	—	2,522

As of December 31, 2017
Securities available for sale:
U.S. government agencies	$—	$7,663	$—	$7,663
Mortgage-backed securities	—	2,821	—	2,821

Market valuations of our investment securities which are classified as level 2 are provided by an independent third party. The fair values are determined by using several sources for valuing fixed income securities. Their techniques include pricing models that vary based on the type of asset being valued and incorporate available trade, bid and other market information. In accordance with the fair value hierarchy, the market valuation sources include observable market inputs and are therefore considered Level 2 inputs for purposes of determining the fair values.

The Company considers transfers between the levels of the hierarchy to be recognized at the end of related reporting periods. From January 1, 2017 to September 30, 2018, no assets for which fair value is measured on a recurring basis transferred between any levels of the hierarchy.

Certain financial assets and financial liabilities are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). Financial assets measured at fair value on a non-recurring basis during the reported periods include the following:

Impaired Loans. As of September 30, 2018 and December 31, 2017, there were no impaired loans that were reduced by specific valuation allowances.

The significant unobservable inputs (Level 3) used in the fair value measurement of collateral for collateral-dependent impaired loans primarily relate to the specialized discounting criteria applied to the borrower’s reported amount of collateral. The amount of the collateral discount depends upon the condition and marketability of the collateral, as well as other factors which may affect the collectability of the loan. As the Company’s primary objective in the event of default would be to liquidate the collateral to settle the outstanding balance of the loan, collateral that is less marketable would receive a larger discount. During the reported periods, there were no discounts for collateral-dependent impaired loans.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The significant unobservable inputs (Level 3) used in the fair value measurement of cash flow impaired loans relate to discounted cash flows models using current market rates applied to the estimated life of the loan and credit risk adjustments. Future cash flows are discounted using current interest rates for similar credit risks. During the reported periods, there were no discounts for cash flow loans.

Our assessment of the significance of a particular input to the Level 3 fair value measurements in their entirety requires judgment and considers factors specific to the assets. It is reasonably possible that a change in the estimated fair value for instruments measured using Level 3 inputs could occur in the future.

Loans Held for Sale. Loans held for sale include the guaranteed portion of SBA and USDA loans and are reported at the lower of cost or estimated fair value. Fair value for SBA and USDA loans is based on market indications available in the market. There were no impairments reported for the periods presented.

Non-financial assets measured at fair value on a non-recurring basis during the reported periods include other real estate owned (“OREO”) which, upon initial recognition, were re-measured and reported at fair value through a charge-off to the allowance for loan losses and certain foreclosed assets which, subsequent to their initial recognition, were re-measured at fair value through a write-down included in other non-interest expense. Regulatory guidelines require the Company to reevaluate the fair value of OREO on at least an annual basis. The fair value of foreclosed assets, upon initial recognition and impairment, were re-measured using Level 2 inputs based on observable market data. Estimated fair value of OREO is based on appraisals. Appraisers are selected from the list of approved appraisers maintained by management.

The methods and assumptions used to estimate fair value of financial assets and financial liabilities that are not measured and reported at fair value on a recurring basis or non-recurring basis are described as follows:

Carrying amount is the estimated fair value for cash and cash equivalents, restricted securities, accrued interest receivable and accrued interest payable. The estimated fair value of demand and savings deposits is the carrying amount since rates are regularly adjusted to market rates and amounts are payable on demand. For borrowed funds and variable rate loans or deposits that re-price frequently and fully, the estimated fair value is the carrying amount. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent re-pricing, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. For loans held for sale, the estimated fair value is based on market indications for similar assets in the active market. The estimated fair value of other financial instruments and off-balance-sheet loan commitments approximate cost and are not considered significant to this presentation.

In connection with the sale of $3.7 million in loans during the nine months ended September 30, 2018, the Company added a servicing asset of $80 thousand, and amortized $407 thousand using the amortization method for the treatment of servicing. Loan servicing assets do not trade in an active, open market with readily observable prices. Accordingly, fair value is estimated using a discounted cash flow model having significant inputs of discount rate, prepayment speed and default rate. The valuation required an allowance provision of $292 thousand for the nine months ended September 30, 2018. Due to the nature of the valuation inputs, servicing rights are classified within Level 3 of the hierarchy. For the asset recorded during the nine months ended September 30, 2018, the discount rate was 14.1% and the combined prepayment and default rate was 11.1%.

ASC Topic 825, “Financial Instruments,” requires disclosure of the fair value of financial assets and financial liabilities, including those financial assets and financial liabilities that are not measured and reported at fair value on a recurring basis or non-recurring basis. The estimated fair value approximates carrying value for cash and cash equivalents and accrued interest. The methodologies for other financial assets and financial liabilities that are not measured and reported at fair value on a recurring basis or non-recurring basis are discussed below:

Loans.   The estimated fair value approximates carrying value for variable-rate loans that reprice frequently and with no significant change in credit risk. The fair value of fixed-rate loans and variable-rate loans which reprice on an infrequent basis is estimated by discounting future cash flows using the current interest rates at which similar loans with similar terms would be made to borrowers of similar credit quality.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Deposits.   The fair values of demand deposits, savings deposits are, by definition, equal to the amount payable on demand and, therefore, approximate their carrying amounts. The fair values for time deposits are estimated using a discounted cash flow calculation that utilizes interest rates currently being offered on time deposits with similar contractual maturities.

Borrowed Funds.   The estimated fair value approximates carrying value for short-term borrowings. The fair value of long-term fixed-rate borrowings is estimated using quoted market prices, if available, or by discounting future cash flows using current interest rates for similar financial instruments. The estimated fair value approximates carrying value for variable-rate junior subordinated deferrable interest debentures that reprice quarterly.

Loan Commitments, Standby and Commercial Letters of Credit.   Our lending commitments have variable interest rates and “escape” clauses if the customer’s credit quality deteriorates. Therefore, the fair values of these items are not significant and are not included in the following table.

Carrying amounts and estimated fair values of other financial instruments by level of valuation input were as follows:

	September 30, 2018
(In thousands)	Carrying Amount	Estimated Fair Value
Financial assets:
Level 1 inputs:
Cash and cash equivalents	$13,514	$13,514
Level 2 inputs:
Securities available for sale	9,478	9,478
Securities, restricted	1,920	1,920
Loans held for sale	10,295	11,078
Accrued interest receivable	1,021	1,021
Level 3 inputs:
Securities held to maturity	7,811	7,811
Loans, net	228,130	225,057
Servicing asset	1,457	1,457
Financial liabilities:
Level 1 inputs:
Non-interest bearing deposits	34,817	35,268
Level 2 inputs:
Interest bearing deposits	198,310	196,402
Borrowed funds	26,951	26,951
Accrued interest payable	336	336
	December 31, 2017
(In thousands)	Carrying Amount	Estimated Fair Value
Financial assets:
Level 1 inputs:
Cash and cash equivalents	$16,221	$16,221
Level 2 inputs:
Securities available for sale	10,484	10,484
Securities, restricted	1,763	1,763
Loans held for sale	16,143	17,866
Accrued interest receivable	1,069	1,069
Level 3 inputs:
Securities held to maturity	9,529	9,529
Loans, net	198,880	197,105
Servicing asset	2,076	2,076

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

	December 31, 2017
(In thousands)	Carrying Amount	Estimated Fair Value
Financial liabilities:
Level 1 inputs:
Non-interest bearing deposits	39,094	41,057
Level 2 inputs:
Interest bearing deposits	177,572	172,331
Borrowed funds	29,000	29,000
Accrued interest payable	392	392
Note 17.	Parent Company Condensed Financial Statements

T ACQUISITION, INC.
CONDENSED BALANCE SHEET

(In thousands)	September 30, 2018	December 31, 2017
ASSETS

Investment in subsidiary	$27,438	$24,984

Total assets	$27,438	$24,984

LIABILITIES AND CAPITAL

Capital	$27,438	$24,984

Total liabilities and capital	$27,438	$24,984

T ACQUISITION, INC. (SUCCESSOR)
T BANCSHARES, INC. (PREDECESSOR)
CONDENSED STATEMENTS OF INCOME

(In thousands)	Successor For Nine Months Ended September 30, 2018	Successor Period from May 16, 2017 to September 30, 2017	Predecessor Period from January 1, 2017 to May 15, 2017
Equity in income from subsidiary	$2,452	$1,190	$1,493

Non-interest expense:
Stock based compensation	44	—	37
Director fees	—	—	121
Professional fees	—	—	92
Other	—	—	438
Total non-interest expense	44	—	688
Income before income taxes	2,408	—	805
Income tax	—	—	(234)
Net Income	$2,408	$1,190	$1,039

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 17.
Parent Company Condensed Financial Statements (cont’d)

T ACQUISITION, INC. (SUCCESSOR)
T BANCSHARES, INC. (PREDECESSOR)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)	Successor Period for Nine Months Ended September 30, 2018	Successor Period from May 16, 2017 to September 30, 2017	Predecessor Period from January 1, 2017 to May 15, 2017
Net Income	$2,408	$1,190	$1,039
Other comprehensive income (loss):
Change in unrealized gain (loss) on investment securities available-for-sale, before tax effect	(314)	15	212
Tax effect	(66)	5	72
Other comprehensive income (loss)	(248)	10	140
Comprehensive income	$2,160	$1,200	$1,179

T ACQUISITION, INC. (SUCCESSOR)
T BANCSHARES, INC. (PREDECESSOR)
CONDENSED STATEMENTS OF CASH FLOWS

(In thousands)	Successor Period for Nine Months Ended September 30, 2018	Successor Period from May 16, 2017 to September 30, 2017	Predecessor Period from January 1, 2017 to May 15, 2017
Cash Flows from Operating Activities
Net income	$2,408	$1,190	$1,039
Adjustments to reconcile net income to net cash used in operating activities:
Equity in income of Bank	(2,452)	(1,190)	(1,493)
Stock based compensation	44	—	37
Net change in other assets	—	—	(80)
Net change in other liabilities	—	—	998
Net cash provided by operating activities	—	—	501

Cash Flows from Investing Activities	—	—	—

Cash Flows from Financing Activities
Sale of common stock	250	23,106	—
Cash paid for stock acquisition of T Bancshares, Inc.	—	(23,106)	—
Cash contributed to T Bancshares, Inc.	(250)	—	—
Net cash provided by financing activities	—	—	—
Net change in cash and cash equivalents	—	—	501
Cash and cash equivalents at beginning of period	—	—	737
Cash and cash equivalents at end of period	$—	$—	$1,238

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 18.	Acquisition and Asset Purchase

On November 10, 2016, the Company entered into an agreement and plan of reorganization to acquire T Bancshares, Inc. and its wholly owned bank subsidiary, T Bank, N.A., Dallas, Texas. On May 15, 2017, the transaction was completed. Pursuant to the agreement, the Company used the proceeds of $23,106,000 from the issue of 6,517,500 shares of the Company’s common stock and $9,419,000 from the $12.0 million bank stock loan, referenced in Note 8, in exchange for all of the outstanding shares of T Bancshares, Inc. At closing, T Bancshares, Inc. was merged into the Company. Factors that contributed to a purchase price resulting in goodwill include T Bank, N.A.’s historic record of earnings, strong local economic environment and opportunity for growth. The results of operations from this acquisition are included in the consolidated earnings of the Company commencing May 15, 2017.

The assets acquired and liabilities assumed were recorded on the consolidated balance sheet at estimated fair value on the acquisition date. The following table presents the amounts recorded on the consolidated balance sheet on the acquisition date (dollars in thousands):

Fair value of consideration paid	$32,525
Fair value of identifiable assets acquired:
Cash and cash equivalents	13,787
Securities available-for-sale	10,998
Securities held-to-maturity	10,053
Securities, restricted, at cost	1,065
Loans	185,620
Bank premises and equipment	5,031
Core deposit intangible	1,708
Other assets	6,869
Total identifiable assets acquired	235,131
Fair value of liabilities assumed:
Deposits	197,602
Borrowings	10,000
Deferred tax liability	803
Other liabilities	2,580
Total liabilities assumed	210,985
Fair value of net identifiable assets acquired	24,146
Goodwill resulting from acquisition	$8,379

Goodwill recorded in the acquisition was accounted for in accordance with the authoritative business combination guidance. Accordingly, goodwill will not be amortized, but will be tested for impairment annually. The goodwill recorded is not deductible for federal income tax purposes.

The fair value of total loans acquired was $185,620,000 at acquisition compared to contractual amounts of $183,145,000. The fair value of purchased credit impaired loans at acquisition was $140 thousand, compared to contractual amounts of $133 thousand. These loans paid off during 2017. Additional purchased credit impaired loan disclosures were omitted due to immateriality. All other acquired loans were considered performing loans.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
T Bancshares, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated financial statements of T Bancshares, Inc. (the “Company”), which comprise the consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for the period from January 1, 2017 through May 15, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of the Company’s operations and their cash flows for the period from January 1, 2017 through May 15, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ WHITLEY PENN LLP

We have served as the Company’s auditor since 2014.

Dallas, Texas
February 11, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors
T Acquisition, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated financial statements of T Acquisition, Inc. (the “Company”), which comprise the consolidated balance sheet as of December 31, 2017, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements. In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ WHITLEY PENN LLP

We have served as the Company’s auditor since 2018.

Dallas, Texas
September 20, 2018

T ACQUISITION, INC. (SUCCESSOR)

CONSOLIDATED BALANCE SHEET

DECEMBER 31, 2017

(In thousands, except share amounts)
ASSETS
Cash and due from banks	$1,698
Interest-bearing deposits	14,196
Federal funds sold	327
Total cash and cash equivalents	16,221
Securities available for sale at estimated fair value	10,484
Securities held to maturity	9,529
Securities, restricted at cost	1,763
Loans held for sale	16,143
Loans, net of allowance for loan losses of $386	198,880
Bank premises and equipment, net	4,904
Core deposit intangible, net	1,582
Goodwill	8,379
Other assets	5,639
Total assets	$273,524

LIABILITIES
Demand deposits:
Non-interest-bearing	$39,094
Interest-bearing	59,437
Time deposits	118,135
Total deposits	216,666
Borrowed funds	17,000
Subordinated notes	12,000
Deferred tax liabilities	657
Other liabilities	2,217
Total liabilities	248,540

SHAREHOLDERS’ EQUITY
Common Stock, $.01 par value; 10,000,000 shares authorized; 6,517,500 shares issued and outstanding	65
Additional paid-in capital	23,074
Retained earnings	1,903
Accumulated other comprehensive loss	(58)
Total shareholders’ equity	24,984
Total liabilities and shareholders’ equity	$273,524

See accompanying notes to consolidated financial statements.

T ACQUISITION, INC. (SUCCESSOR)

T BANCSHARES, INC. (PREDECESSOR)

CONSOLIDATED STATEMENT OF INCOME

(In thousands, except per share data)	Successor Period from May 16, 2017 to December 31, 2017	Predecessor Period from January 1, 2017 to May 15, 2017
Interest Income
Loan, including fees	$7,071	$3,770
Securities	548	328
Federal funds sold	4	1
Interest-bearing deposits	64	29
Total interest income	7,687	4,128
Interest Expense
Deposits	1,128	473
Borrowed funds	597	28
Total interest expense	1,725	501
Net interest income	5,962	3,627
Provision for loan losses	743	(8)
Net interest income after provision for loan losses	5,219	3,635
Non-interest Income
Trust income	5,756	3,293
Gain on sale of loans	208	1,436
Loan servicing fees, net	301	237
Service fees and other income	242	19
Rental income	182	109
Total non-interest income	6,689	5,094
Non-interest Expense
Salaries and employee benefits	3,622	3,528
Occupancy and equipment	537	328
Trust expenses	4,014	2,317
Professional fees	193	269
Data processing	602	355
Other	645	697
Total non-interest expense	9,613	7,494
Income before income taxes	2,295	1,235
Income tax expense	402	196
Net Income	$1,893	$1,039

Earnings per common share:
Basic	$0.29	$0.26
Diluted	$0.29	$0.25
Weighted average common shares outstanding	6,517,500	4,051,657
Weighted average diluted shares outstanding	6,517,500	4,094,548

See accompanying notes to consolidated financial statements.

T ACQUISITION, INC. (SUCCESSOR)

T BANCSHARES, INC. (PREDECESSOR)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(In thousands)	Successor Period from May 16, 2017 to December 31, 2017	Predecessor Period from January 1, 2017 to May 15, 2017
Net Income	$1,893	$1,039
Other comprehensive income (loss):
Change in unrealized gain (loss) on investment securities available- for-sale, before tax effect	(73)	212
Tax effect	(25)	72
Other comprehensive income (loss)	(48)	140
Effect of tax rate change on unrealized loss on securities available-for-sale	(10)	—
Comprehensive income	$1,835	$1,179

See accompanying notes to consolidated financial statements.

T ACQUISITION, INC. (SUCCESSOR)

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

YEAR ENDED DECEMBER 31, 2017

(In thousands)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
BALANCE, January 1, 2017	$—	$—	$—	$—	$—
Issuance of 6,517,500 shares of common stock	65	23,041	—	—	23,106
Net income	—	—	1,893	—	1,893
Other comprehensive loss	—	—	—	(48)	(48)
Reclassification of AOCI tax rate change	—	—	10	(10)	—
Stock based compensation	—	33	—	—	33
BALANCE, December 31, 2017	$65	$23,074	$1,903	$(58)	$24,984

See accompanying notes to consolidated financial statements.

T BANCSHARES, INC. (PREDECESSOR)

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

PERIOD ENDED MAY 15, 2017

(In thousands)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
BALANCE, January 1, 2017	$40	$22,961	$8,379	$(223)	$31,157
Net income	—	—	1,039	—	1,039
Other comprehensive loss	—	—	—	140	140
Dividend	—	—	(10,675)	—	(10,675)
Disqualifying disposition ISOs	—	(1,014)	—	—	(1,014)
Stock based compensation	—	37	—	—	37
BALANCE, May 15, 2017	$40	$21,984	$(1,257)	$(83)	$20,684

See accompanying notes to consolidated financial statements.

T ACQUISITION, INC. (SUCCESSOR)

T BANCSHARES, INC. (PREDECESSOR)

CONSOLIDATED STATEMENT OF CASH FLOWS

(In thousands)	Successor Period from May 16, 2017 to December 31, 2017	Predecessor Period from January 1, 2017 to May 15, 2017
Cash Flows from Operating Activities
Net income	$1,893	$1,039
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for loan losses	743	(8)
Depreciation	128	80
Accretion of discount on loans	(83)	(84)
Core deposit intangible	126	—
Securities premium amortization, net	184	26
Origination of loans held for sale	(24,726)	(18,174)
Proceeds from payments and sales of loans held for sale	8,000	19,207
Net gain on sale of loans	(208)	(1,436)
Reclassification of loans HFS to held for investment	11,826	—
Stock based compensation	33	37
Receivable for sold loans	2,457	(2,457)
Deferred tax assets	—	44
Deferred income taxes	(231)	—
Servicing asset amortization	337	109
Net change in:
Other assets	(1,439)	(724)
Other liabilities	(363)	2,917
Net cash provided by (used in) operating activities	(1,323)	576
Cash Flows from Investing Activities
Business combination	(18,738)	—
Purchase of securities available for sale	(240,993)	(60,382)
Principal payments, calls and maturities of securities available for sale	241,404	60,328
Principal payments of securities held to maturity	495	115
Purchase of securities, restricted	(9,928)	(2,644)
Proceeds from sale of securities, restricted	9,230	2,633
Net change in loans	(25,095)	(13,169)
Disposition (purchases) of premises and equipment	(1)	11
Net cash used in investing activities	(43,626)	(13,108)
Cash Flows from Financing Activities
Net change in demand deposits	1,964	(1,126)
Net change in time deposits	17,100	22,816
Stock option payout	—	(1,014)
Dividends	—	(10,675)
Proceeds from borrowed funds	464,229	175,200
Repayment of borrowed funds	(445,229)	(171,200)
Proceeds from issuance of common stock	23,106	—
Net cash provided by financing activities	61,170	14,001
Net change in cash and cash equivalents	16,221	1,469
Cash and cash equivalents at beginning of year	—	12,318
Cash and cash equivalents at end of period	$16,221	$13,787

Supplemental disclosures of cash flow information
Cash paid during the period for:
Interest	$1,707	$531
Income taxes	$1,250	$580

See accompanying notes to consolidated financial statements.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1.	Summary of Significant Accounting Policies

Organization and Nature of Operations

T Acquisition, Inc. (the “Company” or “Successor”, as the context requires) is a bank holding company headquartered in Dallas, Texas. The Company was established in October 2016 for the purpose of acquiring T Bancshares, Inc. (“TBI” or “Predecessor”, as the context requires), and on November 10, 2016 entered into an Agreement and Plan of Merger with TBI, and joined in by Tectonic Advisors, LLC (“Tectonic”). The merger was completed on May 15, 2017. See Note 18 “Acquisition and Asset Purchase” for additional discussion regarding the acquisition, including purchase accounting adjustments. The Successor, although formed in October 2016, had no activity until the merger date of May 15, 2017, therefore, the consolidated financial statements presents activity for the period from May 16, 2017 to December 31, 2017. The consolidated financial statements presented for the period January 1, 2017 to May 15, 2017 represent those of Predecessor. As a result of the acquisition, the consolidated financial statements for the Successor period and the Predecessor period are not comparable.

The consolidated financial statements of each of the Successor and the Predecessor include their consolidated subsidiaries, the most material of which is T Bank, N.A., a national association (the “Bank”). Thus, the Successor and Predecessor’s financial condition and operating results principally reflect those of the Bank. All intercompany transactions and balances are eliminated in consolidation.

The Bank serves its local geographic market which includes Dallas, Tarrant, Denton, Collin and Rockwall counties which encompass an area commonly referred to as the Dallas/Fort Worth Metroplex. The Bank also serves the dental and other health professional industries through a centralized loan and deposit platform that operates out of its main office in Dallas, Texas. In addition, the Bank serves the small business community by offering loans guaranteed by the Small Business Administration (“SBA”) and the U.S. Department of Agriculture (“USDA”).

The Bank offers a broad range of commercial and consumer banking services primarily to small to medium-sized businesses and their employees. Because of the Bank’s technological capabilities, including worldwide free ATM withdrawals, sophisticated on-line banking capabilities, electronic funds transfer capabilities, and economical remote deposit solutions, most customers can be served regardless of their geographic location.

At December 31, 2017, the Bank’s loan portfolio consisted of approximately $70.1 million, or 35.3% of the loan portfolio, in loans to dentists and dental practices. Substantially all loans are secured by specific collateral, including business assets, consumer assets, and commercial real estate.

The Bank also offers traditional fiduciary services primarily to clients of Cain Watters & Associates L.L.C. The Bank, Cain Watters & Associates L.L.C., and Tectonic Advisors, L.L.C. have entered into an advisory services agreement related to the trust operations.

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these consolidated financial statements were issued.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period, as well as the disclosures provided. Changes in assumptions or in market conditions could significantly affect the estimates. The determination of the allowance for loan losses, the fair value of stock options, the fair values of financial instruments and other real estate owned, and the status of contingencies are particularly susceptible to significant change in recorded amounts.

Cash and Cash Equivalents

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to significant credit risk on cash and cash equivalents.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash on hand, deposits with other financial institutions, and federal funds sold. Net cash flows are reported for customer loan and deposit transactions.

Trust Assets

Property held for customers in a fiduciary capacity, other than trust cash on deposit at the Bank, is not included in the accompanying consolidated financial statements since such items are not assets of the Company.

Securities

Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them until maturity. Securities to be held for indefinite periods of time are classified as available for sale and carried at fair value, with the unrealized holding gains and losses reported as a component of other comprehensive income, net of tax. Securities held for resale are classified as trading and are carried at fair value, with changes in unrealized holding gains and losses included in income. Management determines the appropriate classification of securities at the time of purchase.

Securities with limited marketability, such as stock in the FRB and the FHLB, are carried at cost. The Company has investments in stock of the FRB and the FHLB as is required for participation in the services offered. These investments are classified as restricted and are recorded at cost.

Interest income includes amortization of purchase premiums and accretion of purchase discounts. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments. Gains and losses are recorded on the trade date and determined using the specific identification method. Declines in the fair value of available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses to the extent the impairment related to credit losses. The amount of impairment related to other factors is recognized in other comprehensive income. In estimating other-than-temporary impairment losses, management considers, among other things, (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer, and (iii) the intent and ability of the Successor or Predecessor, as the case may be, to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery of amortized cost.

Loans Held for Sale

Loans which are originated or purchased and are intended for sale in the secondary market are carried at the lower of cost or estimated fair value determined on an aggregate basis. Valuation adjustments, if any, are recognized through a valuation allowance by charges to non-interest income and direct loan origination costs and fees are deferred at origination of the loan and are recognized in non-interest income upon sale of the loan. Loans held for sale are comprised of the guaranteed portion of SBA and USDA loans. Neither the Predecessor nor Successor incurred a lower of cost or market valuation provision in the period January 1, 2017 through May 15, 2017, and the period May 16, 2017 through December 31, 2017, respectively. The Company may elect to reclassify the SBA loans held for sale to held for investment when it determines that holding these loans provide better long-term risk adjusted returns than selling the loans.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, unearned discount, deferred loan fees, and allowance for loan losses. Interest income is accrued on the unpaid principal balance. Discount on acquired loans and loan origination fees are deferred and recognized in interest income using the level-yield method without anticipating prepayments.

Interest income on commercial business and commercial real estate loans is discontinued when the loan becomes 90 days delinquent unless the credit is well secured and in process of collection. Unsecured consumer loans are generally charged off when the loan becomes 90 days past due. Consumer loans secured by collateral other than real estate are charged off after a review of all factors affecting the ability to collect on the loan,

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

including the borrower’s history, overall financial condition, resources, guarantor support, and the realizable value of any collateral. However, any consumer loan past due 180 days is charged off. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on non-accrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not received for loans placed on non-accrual are reversed against interest income. Interest received on such loans is accounted for on a cash-basis or cost-recovery method, until qualifying for return to accrual basis. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses

The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required by considering the collectability of loans based on historical experience and the borrower’s ability to repay, the nature and volume of the portfolio, information about specific borrower situations and the estimated value of any underlying collateral, economic conditions and other factors.

The allowance consists of general and specific reserves. The specific component relates to loans that are individually evaluated and determined to be impaired. This amount of allowance is often based on variables affecting valuation, appraisals of collateral, evaluations of performance and status, and the amounts and timing of future cash flows expected to be received. The general component relates to the entire group of loans that are evaluated in the aggregate based primarily on industry historical loss experience adjusted for current economic factors. To the extent actual loan losses differ materially from management’s estimate of these subjective factors, loan growth/run-off accelerates, or the mix of loan types changes, the level of the provision for loan loss, and related allowance can, and will, fluctuate.

A loan is considered impaired when, based on current information and events, it is probable that the lender (typically, the Bank) will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include, among others, payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loan impairment on loans is generally based upon the present value of the expected future cash flows discounted at the loan’s initial effective interest rate, unless the loans are collateral dependent, in which case loan impairment is based upon the fair value of collateral less estimated selling costs.

Loans acquired through the completion of a transfer, including loans acquired in a business combination, are initially recorded at fair value.

Acquired loans that have evidence of deterioration of credit quality since origination and for which it is probable, at acquisition, that we will be unable to collect all contractually required payments receivable are considered to be purchased credit-impaired. For purchased credit-impaired loans, the difference between the undiscounted cash flows expected at acquisition and the recorded fair value of the loan, or the “accretable yield,” is recognized as interest income on a level-yield method over the life of the loan. Contractually required payments for interest and principal that exceed the undiscounted cash flows expected at acquisition, or the “nonaccretable difference,” are not recognized as a yield adjustment or as a loss accrual or a valuation allowance. Increases in expected cash flows subsequent to the initial investment are recognized prospectively through adjustment of the yield on the loan over its remaining life. Decreases in expected cash flows are recognized as impairment. Valuation allowances on these impaired loans reflect only losses incurred after the acquisition (meaning the present value of all cash flows expected at acquisition that ultimately are not to be received). The fair value of purchased credit impaired loans at acquisition was $140 thousand, compared to contractual amounts of $133 thousand.

For acquired loans that are not deemed to be purchased credit-impaired at acquisition, the difference between the initial fair value and the unpaid principal balance is recognized as interest income on a level-yield basis over the lives of the related loans. Subsequent to acquisition, any valuation allowance on these loans reflects only the portion of probable losses that exceeds any unaccreted purchase discounts on these loans as of the measurement date.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Bank Premises and Equipment

Bank premises and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using the straight-line method with useful lives ranging from 5 to 39 years. Furniture and equipment are depreciated using the straight-line method with useful lives ranging from 3 to 10 years. Land improvements are depreciated using the straight-line method with useful lives ranging from 3 to 10 years. Leasehold improvements are depreciated using the straight-line method over the lease term or estimated life, whichever is shorter. Repair and maintenance costs are expensed as incurred.

Foreclosed Assets

Assets acquired through or instead of loan foreclosure are held for sale and are initially recorded at fair value less estimated selling costs when acquired, establishing a new cost basis. Costs after acquisition are generally expensed. If the fair value of the asset declines, a write-down is recorded through expense. The valuation of foreclosed assets is subjective in nature and may be adjusted in the future because of changes in economic conditions. The Company had no foreclosed assets at December 31, 2017.

Servicing Rights

The guaranteed portion of certain SBA and USDA loans can be sold into the secondary market. Servicing rights are recognized as separate assets when loans are sold with servicing retained. Servicing rights are amortized in proportion to, and over the period of, estimated future net servicing income. The Company uses industry prepayment statistics in estimating the expected life of the loans. Management evaluates its servicing rights for impairment quarterly. Servicing rights are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. Fair value is determined using discounted future cash flows calculated on a loan-by-loan basis and aggregated by predominate risk characteristics. The initial servicing rights and resulting gain on sale are calculated based on the difference between the best actual par and premium bids on an individual loan basis.

Stock Based Compensation

At December 31, 2017, the Company has a share-based employee compensation plan, which is described more fully in Note 12. The Company accounts for it stock-based compensation in accordance with applicable accounting guidance for share-based payments. This guidance requires all share-based payments to be recognized on the consolidated statements of income based on their fair values. Compensation costs for awards with graded vesting are recognized on a straight-line basis over the anticipated vesting period.

Advertising Costs

Advertising costs are expensed as incurred. For the period May 16, 2017 through December 31, 2017, the Successor incurred advertising expense totaling $1 thousand, which is in included in non-interest expense in the Consolidated Statement of Income. The Predecessor did not incur any advertising costs for the period January 1, 2017 through May 15, 2017.

Income Taxes

The asset and liability method is utilized for calculating income taxes. Under this method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

To account for uncertainties in income taxes, we use the current accounting guidance which prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Benefits from tax positions should be recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. A tax position that

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

meets the more-likely-than-not recognition threshold is measured at the largest amount of cumulative benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. No uncertain tax positions have been recognized.

Income tax returns are filed in the U.S. federal jurisdiction and state jurisdictions, as applicable.

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes net unrealized gains and losses on available for sale securities, which are recognized as a separate component of equity. Comprehensive income, net for the period January 1, 2017 through May 15, 2017 and for the period May 16, 2017 through December 31, 2017 (as applicable) is reported in the accompanying consolidated statement of comprehensive income.

Transfer of Financial Assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (i) the assets have been isolated from the Successor or Predecessor (as the case may be), (ii) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (iii) the Successor or Predecessor (as the case may be) does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated.

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Recent Accounting Pronouncements

ASU 2014-09, “Revenue from Contracts with Customers (Topic 606).” ASU 2014-09 implements a common revenue standard that clarifies the principles for recognizing revenue. The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company’s revenue is comprised of net interest income on financial assets and financial liabilities, which is explicitly excluded from the scope of ASU 2014-09, and non-interest income. The Company adopted the standard in the first quarter of 2018, and its adoption did not have a significant impact on the Company’s financial statements.

ASU 2016-01, “Financial Instruments – Overall (Subtopic 825-10) – Recognition and Measurement of Financial Assets and Financial Liabilities”. ASU 2016-1, among other things, (i) requires equity investments, with certain exceptions, to be measured at fair value with changes in fair value recognized in net income, (ii) simplifies the impairment assessment of equity investments without readily determinable fair values by

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

requiring a qualitative assessment to identify impairment, (iii) eliminates the requirement for public business entities to disclose the methods and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet, (iv) requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes, (v) requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments, (vi) requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset on the balance sheet or the accompanying notes to the financial statements and (viii) clarifies that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale. ASU 2016-1 became effective for the Company on January 1, 2018 and has not had a significant impact on the Company’s financial statements.

ASU 2016-02, “Leases (Topic 842).” ASU 2016-02 will, among other things, require lessees to recognize a lease liability, which is a lessee‘s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. ASU 2016-02 does not significantly change lease accounting requirements applicable to lessors; however, certain changes were made to align, where necessary, lessor accounting with the lessee accounting model. ASU 2016-2 became effective on January 1, 2019 and will require transition using a modified retrospective approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The Company continues to evaluate the provision of the new lease standard but, due to the small number of lease agreements presently in effect for the Company.

ASU 2016- 09, “Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting.” ASU 2016-09 will amend current guidance such that all excess tax benefits and tax deficiencies related to share-based payment awards will be recognized as income tax expense or benefit in the income statement during the period in which they occur. Additionally, excess tax benefits will be classified along with other income tax cash flows as an operating activity rather than a financing activity. ASU 2016-09 also provides that any entity can make an entity-wide accounting policy election to either estimate the number of awards that are expected to vest, which is the current requirement, or account for forfeitures when they occur. ASU 2016-09 was effective on January 1, 2017 and did not have a significant impact on the Predecessor’s or Successor’s financial statements, respectively.

ASU 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” ASU 2016-13 requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts and requires enhanced disclosures related to the significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization’s portfolio. In addition, ASU 2016-13 amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. ASU 2016-13 will be effective on January 1, 2020. While the Company generally expects that the implementation of ASU 2016-13 may increase their allowance for loan losses balance, the Company is continuing to evaluate the potential impact of ASU 2016-13 on its financial statements.

ASU 2016-15, “Statement of Cash Flows (Topic 230) – Classification of Certain Cash Receipts and Cash Payments.” ASU 2016-15 provides guidance related to certain cash flow issues in order to reduce the current and potential future diversity in practice. ASU 2016-15 became effective for the Company on January 1, 2018 and has not had a significant impact on the Company’s financial statements.

ASU 2016-16, “Income Taxes (Topic 740) – Intra-Entity Transfers of Assets Other Than Inventory.” ASU 2016-16 provides guidance stating that an entity should recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. ASU 2016-16 became effective on January 1, 2018 and has not had a significant impact on the Company’s financial statements.

ASU 2016-18, “Statement of Cash Flows (Topic 230) – Restricted Cash.” ASU 2016-18 requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-18 became effective on January 1, 2018 and has not had a significant impact on the Company’s financial statements.

Accounting Standards Update (ASU) 2017-01, “Business Combinations (Topic 805) - Clarifying the Definition of a Business.” ASU 2017-01 clarifies the definition and provides a more robust framework to use in determining when a set of assets and activities constitutes a business. ASU 2017-01 is intended to provide guidance when evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. ASU 2017-01 became effective on January 1, 2018 and has not had a significant impact on the Company’s financial statements.

Accounting Standards 2017-04, “Intangibles – Goodwill and Other (Topic 350) – Simplifying the Test for Goodwill Impairment.” ASU 2017-04 eliminates Step 2 from the goodwill impairment test which required entities to compute the implied fair value of goodwill. Under ASU 2017-04, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. ASU 2017-04 will be effective on January 1, 2020, with earlier adoption permitted and is not expected to have a significant impact on the Company’s financial statements.

ASU 2017-08, “Receivables – Nonrefundable Fees and Other Costs (Subtopic 310-20) – Premium Amortization on Purchased Callable Debt Securities.” ASU 2017-08 shortens the amortization period for certain callable debt securities held at a premium to require such premiums to be amortized to the earliest call date unless applicable guidance related to certain pools of securities is applied to consider estimated prepayments. Under prior guidance, entities were generally required to amortize premiums on individual, non-pooled callable debt securities as a yield adjustment over the contractual life of the security. ASU 2017-08 is effective in 2019 although early adoption is permitted. The Predecessor elected to early adopt ASU 2017-08 in the second quarter of 2017. The adoption of this guidance did not have a material impact on the Predecessor’s or Company’s financial statements.

ASU 2018-02, “Income Statement – Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income.” ASU 2018-02 was issued to address the income tax accounting treatment of the stranded tax effects within other comprehensive income due to the prohibition of backward tracing due to an income tax rate change that was initially recorded in other comprehensive income. This issue came about from the enactment of the Tax Cuts and Jobs Act on December 22, 2017 that changed the Company’s income tax rate from 35% to 21%. The ASU changed current accounting whereby an entity may elect to reclassify the stranded tax effect from accumulated other comprehensive income to retained earnings. The ASU is effective for periods beginning after December 15, 2018 although early adoption is permitted. The Successor elected to early adopt ASU 2018-02 in the fourth quarter of 2017. The adoption of this guidance did not have a material impact on the Predecessor’s or Successor’s financial statements.

Note 2.	Securities

Year-end securities consisted of the following:

	December 31, 2017
(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities available for sale:
U.S. government agencies	$7,725	$—	$62	$7,663
Mortgage-backed securities	2,832	1	12	2,821
Total securities available for sale	$10,557	$1	$74	$10,484

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

	December 31, 2017
(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities held to maturity:
Property assessed clean energy	$9,529	$—	$—	$9,529

Securities, restricted:
Other	$1,763	$—	$—	$1,763

Securities available for sale consists of U.S. government agency securities and mortgage-backed securities guaranteed by U.S. government agencies. Securities held to maturity consists of Property Assessed Clean Energy investments. These investment contracts or bonds located in California and Florida, originate under a contractual obligation between the property owners, the local county administration, and a third-party administrator and sponsor. The assessments are created to fund the purchase and installation of energy saving improvements to the property such as solar panels. Generally, as a property assessment, the total assessment is repaid in installments over a period of 10 to 15 years by the then current property owner(s). Each installment is collected by the County Tax Collector where the property is located. The assessments are an obligation of the property. Securities, restricted consist of FRB and FHLB stock which are carried at cost.

Securities with a fair value of $9.4 million and $419 thousand at December 31, 2017 were pledged to secure borrowings at the FHLB and FRB, respectively, and securities with a fair value of $660 thousand at December 31, 2017 were pledged against trust deposit balances held at the Bank.

The Bank held Federal Reserve Bank of Dallas stock in the amount of $980,450 at December 31, 2017. The Bank also held Federal Home Loan Bank of Dallas stock in the amount of $782,300 at December 31, 2017.

Certain investments in debt securities are reported in the financial statement at an amount less than their historical cost. The table below indicates the length of time individual investment securities have been in a continuous loss position as of December 31, 2017:

	December 31, 2017
	Less than 12 months		12 months or longer		Total
(In thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. government agencies	$7,663	$62	$—	$—	$7,663	$62
Mortgage-backed securities	2,437	12	—	—	2,437	12
Total	$10,100	$74	$—	$—	$10,100	$74

The number of investment positions in this unrealized loss position totaled fifteen at December 31, 2017. The Company does not believe these unrealized losses are “other than temporary” as (i) it does not have the intent to sell the securities prior to recovery and/or maturity and, (ii) it is more likely than not that the Company will not have to sell the securities prior to recovery and/or maturity. In making this determination, the Company also considers the length of time and extent to which fair value has been less than cost and the financial condition of the issuer. The unrealized losses noted are primarily interest rate related due to the level of interest rates at December 31, 2017 compared to the time of purchase. The Company has reviewed the ratings of the issuers and has not identified any issues related to the ultimate repayment of principal as a result of credit concerns on these securities. The Company’s mortgage related securities are backed by GNMA and FNMA or are collateralized by securities backed by these agencies.

As of December 31, 2017, management does not have the intent to sell any of the securities classified as available for sale in the table above and believes that it is more likely than not that the Company will not have to sell any such securities before a recovery of amortized cost. Any unrealized losses are largely due to increases in market interest rates over the yields available at the time the underlying securities were purchased. The fair value is expected to recover as the securities approach their maturity date or repricing date or if market yields for

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

such investments decline. Management does not believe any of the securities are impaired due to reasons of credit quality. Accordingly, as of December 31, 2017, management believes the impairments detailed in the table above are temporary and no impairment loss has been realized in the Company’s consolidated statements of income.

There were no sale of securities available-for-sale for the predecessor or successor during 2017.

The amortized cost and estimated fair value of securities at December 31, 2017 are presented below by contractual maturity. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations. Residential mortgage backed securities are shown separately since they are not due at a single maturity date.

	Available-for-Sale		Held-to-Maturity
(In thousands)	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Due after one year through five years	$3,343	$3,315	$265	$265
Due after five years through ten years	3,955	3,930	4,369	4,369
Due after ten years	427	418	4,895	4,895
Mortgage-backed securities	2,832	2,821	—	—
Total	$10,557	$10,484	$9,529	$9,529
Note 3.	Loans and Allowance for Loan Losses

Major classifications of loans held for investment at December 31, 2017 are as follows:

(In thousands)
Commercial and industrial	$86,552
Consumer installment	4,483
Real estate – residential	6,826
Real estate – commercial	19,203
Real estate – construction and land	8,477
SBA:
SBA 7(a) unguaranteed portion	53,199
SBA 504	17,109
USDA	3,415
Other	2
Gross Loans	199,266
Less:
Allowance for loan losses	386
Net loans	$198,880

At December 31, 2017, our loan portfolio included $70.1 million of loans, approximately 35.3% of our total funded loans, to the dental industry. The Bank believes that these loans are to credit worthy borrowers and are diversified geographically.

The Bank offers services to serve the small business community by offering 7(a) loans guaranteed by the SBA, loans promulgated under the SBA’s 504 loan program, and loans guaranteed by the USDA. These loans are generally guaranteed by the SBA and USDA up to 75% to 80% of the principal balance. The Company records the guaranteed portion of the loans as held for sale. The Company periodically sells the guaranteed portion of selected SBA and USDA loans into the secondary market, on a servicing-retained basis. In calculating gain on the sale of loans, the Company performs an allocation based on the relative fair values of the sold portion and retained portion of the loan. The Company’s assumptions are validated by reference to external market information.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the period January 1, 2017 through May 15, 2017, the Predecessor sold $17.5 million of SBA and USDA loans, resulting in a gain on sale of loans of $1.4 million. In connection with the sales, the Predecessor recorded a servicing asset of $452 thousand. For the period May 16, 2017 through December 31, 2017, the Successor sold $6.2 million of SBA and USDA loans, resulting in a gain on sale of loans of $208 thousand. In connection with the sales, the Company recorded a servicing asset of $141 thousand. As of December 31, 2017, the Company had $16.1 million of SBA loans held for sale.

During the year ended December 31, 2017, the Company elected to reclassify $11.8 million of the SBA loans held for sale to held for investment. The Company determined that holding these loans provide better long-term risk adjusted returns than selling the loans.

Loan Origination/Risk Management.

The Bank maintains written loan origination policies, procedures, and processes which address credit quality at several levels including individual loan level, loan type, and loan portfolio levels.

Commercial and industrial loans, which are predominantly loans to dentists, are underwritten based on historical and projected income of the business and individual borrowers and guarantors. The Bank utilizes a comprehensive global debt service coverage analysis to determine debt service coverage ratios. This analysis compares global cash flow of the borrowers and guarantors on an individual credit to existing and proposed debt after consideration of personal and business related other expenses. Collateral is generally a lien on all available assets of the business borrower including intangible assets. Credit worthiness of individual borrowers and guarantors is established through the use of credit reports and credit scores.

Consumer loans are evaluated on the basis of credit worthiness as established through the use of credit reports and credit scores. Additional credit quality indicators include borrower debt to income ratios based on verifiable income sources.

Real estate mortgage loans are evaluated based on collateral value as well as global debt service coverage ratios based on historical and projected income from all related sources including the collateral property, the borrower, and all guarantors where applicable.

Small Business Administration Lending – The Bank originates SBA loans which are sometimes sold into the secondary market. The Bank continues to service these loans after sale and is required under the SBA programs to retain specified amounts. The two primary SBA loan programs that the Bank offers are the basic 7(a) Loan Guaranty and the Certified Development Company (“CDC”), a Section 504 (“504”) program.

The 7(a) serves as the SBA’s primary business loan program to help qualified small businesses obtain financing when they might not be eligible for business loans through normal lending channels. Loan proceeds under this program can be used for most business purposes including working capital, machinery and equipment, furniture and fixtures, land and building (including purchase, renovation and new construction), leasehold improvements and debt refinancing. Loan maturity is generally up to 10 years for working capital and up to 25 years for fixed assets. The 7(a) loan is approved and funded by a qualified lender, guaranteed by the SBA and subject to applicable regulations. In general, the SBA guarantees up to 75% of the loan amount depending on loan size. The Bank is required by the SBA to retain a contractual minimum of 5% on all SBA 7(a) loans. The SBA 7(a) loans are generally variable interest rate loans. Gains recognized by the Bank on the sales of the guaranteed portion of these loans and the ongoing servicing income received are significant revenue sources for the Company. The servicing spread is 1% on the majority of loans.

The 504 program is an economic development-financing program providing long-term, low down payment loans to expanding businesses. Typically, a 504 project includes a loan secured from a private-sector lender with a senior lien, a loan secured from a CDC (funded by a 100% SBA-guaranteed debenture) with a junior lien covering up to 40% of the total cost, and a contribution of at least 10% equity from the borrower. Debenture limits are $5.0 million for regular 504 loans and $5.5 million for those 504 loans that meet a public policy goal.

The SBA has designated the Bank as a “Preferred Lender”. As a Preferred Lender, the Bank has been delegated loan approval, closing and most servicing and liquidation authority responsibility from the SBA.

The Bank also offers Business & Industry (“B & I”) program loans through the USDA. These loans are similar to the SBA product, except they are guaranteed by the USDA. The guaranteed amount is generally 75%.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

B&I loans are made to businesses in designated rural areas and are generally larger loans to larger businesses than the SBA 7(a) loans. Similar to the SBA 7(a) product, they can be sold into the secondary market. These loans can be utilized for rural commercial real estate and equipment. The loans can have maturities up to 30 years and the rates can be fixed or variable.

Construction and land development loans are evaluated based on the borrower’s and guarantor’s credit worthiness, past experience in the industry, track record and experience with the type of project being considered, and other factors. Collateral value is determined generally by independent appraisal utilizing multiple approaches to determine value based on property type.

For all loan types, the Bank establishes guidelines for its underwriting criteria including collateral coverage ratios, global debt service coverage ratios, and maximum amortization or loan maturity terms.

At the portfolio level, the Bank monitors concentrations of loans based on several criteria including loan type, collateral type, industry, geography, and other factors. The Bank also performs periodic market research and economic analysis at a local geographic and national level. Based on this research, the Bank may from time to time change the minimum or benchmark underwriting criteria applied to the above loan types.

Loans are placed on non-accrual status when, in management’s opinion, the borrower may be unable to meet payment obligations as they become due, as well as when required by regulatory provisions. Loans may be placed on non-accrual status regardless of whether or not such loans are considered past due. When interest accrual is discontinued, all unpaid accrued interest is reversed. A loan may be returned to accrual status when all the principal and interest amounts contractually due are brought current and future principal and interest amounts contractually due are reasonably assured, which is typically evidenced by a sustained period (at least six months) of repayment performance by the borrower.

Year-end non-accrual loans, segregated by class of loans, were as follows:

(In thousands)	December 31, 2017
Non-accrual loans:
SBA	$2,310
Total non-accrual loans	2,310
SBA guaranteed portion	$2,186

The restructuring of a loan is considered a “troubled debt restructuring” if due to the borrower’s financial difficulties, the Bank has granted a concession that the Bank would not otherwise consider. This may include a transfer of real estate or other assets from the borrower, a modification of loan terms, or a combination of the two. Modification of loan terms may include interest rate reductions or below market interest rates, principal forgiveness, restructuring amortization schedules, reductions in collateral and other actions intended to minimize potential losses.

As of December 31, 2017, there were no loans identified as troubled debt restructuring. There were no new troubled debt restructurings during 2017.

Loans are considered impaired when, based on current information and events, it is probable the Company will be unable to collect all amounts due in accordance with the original contractual terms of the loan agreement, including scheduled principal and interest payments. If a loan is impaired, a specific valuation allowance is allocated, if necessary, so that the loan is reported net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Interest payments on impaired loans are typically applied to principal unless collectability of the principal amount is reasonably assured, in which case interest is recognized on a cash basis. Impaired loans, or portions thereof, are charged off when deemed uncollectible.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

The Company’s impaired loans and related allowance is summarized in the following table:

(In thousands)	Unpaid Contractual Principal Balance	Recorded Investment With No Allowance	Recorded Investment With Allowance	Total Recorded Investment	Related Allowance	Average Recorded Investment	Interest Income Recognized
December 31, 2017
Commercial and industrial	$—	$—	$—	$—	$—	$3	$—
Real estate – commercial	—	—	—	—	—	97	3
SBA	2,684	2,310	—	2,310	—	335	—
Total	$2,684	$2,310	$—	$2,310	$—	$435	$3

Loans are considered past due if the required principal and interest payments have not been received as of the date such payments were due. The Company’s past due loans are as follows:

(In thousands)	30-89 Days Past Due	Greater Than 90 Days	Total Past Due	Total Current	Total Loans	Total 90 Days Past Due Still Accruing
December 31, 2017
Commercial and industrial	$—	$—	$—	$86,552	$86,552	$—
Consumer installment	—	—	—	4,483	4,483	—
Real estate – residential	—	—	—	6,826	6,826	—
Real estate – commercial	—	—	—	19,203	19,203	—
Real estate – construction and land	—	—	—	8,477	8,477	—
SBA	2,187	123	2,310	67,998	70,308	—
USDA	—	—	—	3,415	3,415	—
Other	—	—	—	2	2	—
Total	$2,187	$123	$2,310	$196,956	$199,266	$—

As part of the on-going monitoring of the credit quality of the Company’s loan portfolio, management tracks certain credit quality indicators including internal credit risk based on past experiences as well as external statistics and factors. Loans are graded in one of six categories: (i) pass, (ii) pass-watch, (iii) special mention, (iv) substandard, (v) doubtful, or (vi) loss. Loans graded as loss are charged-off.

The classifications of loans reflect a judgment about the risks of default and loss associated with the loan. The Company reviews the ratings on credits quarterly. No significant changes were made to the loan risk grading system definitions and allowance for loan loss methodology during the past year. Ratings are adjusted to reflect the degree of risk and loss that is felt to be inherent in each credit. The Company’s methodology is structured so that specific allocations are increased in accordance with deterioration in credit quality (and a corresponding increase in risk and loss) or decreased in accordance with improvement in credit quality (and a corresponding decrease in risk and loss).

Credits rated pass are acceptable loans, appropriately underwritten, bearing an ordinary risk of loss to the Bank. Loans in this category are loans to quality borrowers with financial statements presenting a good primary source as well as an adequate secondary source of repayment.

Credits rated pass-watch loans have been determined to require enhanced monitoring for potential weaknesses which require further investigation. They have no significant delinquency in the past twelve months. This rating causes the loan to be actively monitored with greater frequency than pass loans and allows appropriate downgrade transition if verifiable adverse events are confirmed. This category may also include loans that have improved in credit quality from special mention but are not yet considered pass loans.

Credits rated special mention show clear signs of financial weaknesses or deterioration in credit worthiness, however, such concerns are not so pronounced that the Company generally expects to experience significant loss within the short-term. Such credits typically maintain the ability to perform within standard credit terms and credit exposure is not as prominent as credits rated more harshly.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Credits rated substandard are those in which the normal repayment of principal and interest may be, or has been, jeopardized by reason of adverse trends or developments of a financial, managerial, economic or political nature, or important weaknesses exist in collateral. A protracted workout on these credits is a distinct possibility. Prompt corrective action is therefore required to strengthen the Company’s position, and/or to reduce exposure and to assure that adequate remedial measures are taken by the borrower. Credit exposure becomes more likely in such credits and a serious evaluation of the secondary support to the credit is performed.

Credits rated doubtful are those in which full collection of principal appears highly questionable, and which some degree of loss is anticipated, even though the ultimate amount of loss may not yet be certain and/or other factors exist which could affect collection of debt. Based upon available information, positive action by the Company is required to avert or minimize loss.

Loans classified loss are considered uncollectible and of such little value that their continuance as bankable assets is not warranted. This classification does not mean that the loan has absolutely no recovery or salvage value, but rather that it is not practical or desirable to defer writing off this asset even though partial recovery may be affected in the future.

The following summarizes the Company’s internal ratings of its loans:

(In thousands)	Pass	Pass- Watch	Special Mention	Substandard	Doubtful	Total
December 31, 2017
Commercial and industrial	$84,376	$2,054	$—	$122	$—	$86,552
Consumer installment	4,483	—	—	—	—	4,483
Real estate – residential	6,826	—	—	—	—	6,826
Real estate – commercial	19,203	—	—	—	—	19,203
Real estate – construction and land	8,477	—	—	—	—	8,477
SBA	65,090	5,037	—	181	—	70,308
USDA	3,415	—	—	—	—	3,415
Other	2	—	—	—	—	2
Total	$191,872	$7,091	$—	$303	$—	$199,266

The activity in the allowance for loan losses by portfolio segment for the Successor, and the change for the applicable period is presented below. Management has evaluated the adequacy of the allowance for loan losses by estimating the losses in various categories of the loan portfolio.

(In thousands)	Commercial and Industrial	Consumer Installment	Real Estate Residential	Real Estate Commercial	Real Estate Construction and Land	SBA	USDA	Other	Total
Successor
Balance 05/16/2017	$—	$—	$—	$—	$—	$—	$—	$—	$—
Provision (credit) for loan losses	235	13	16	25	27	427	—	—	743
Charge-offs	—	—	—	—	—	(360)	—	—	(360)
Recoveries	2	—	—	—	—	1	—	—	3
Net (charge-offs) recoveries	2	—	—	—	—	(359)	—	—	(357)
Balance 12/31/2017	$237	$13	$16	$25	$27	$68	$—	$—	$386

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands)	Commercial and Industrial	Consumer Installment	Real Estate Residential	Real Estate Commercial	Real Estate Construction and Land	SBA	USDA	Other	Total
Period-end amount allocated to:
Loans individually evaluated for impairment	$—	$—	$—	$—	$—	$—	$—	$—	$—
Loans collectively evaluated for impairment	237	13	16	25	27	68	—	—	386
Ending balance	$237	$13	$16	$25	$27	$68	$—	$—	$386

The provision for loan losses by portfolio segment for Predecessor for the period January 1, 2017 to May 15, 2017was as follows:

(In thousands)	Commercial and Industrial	Consumer Installment	Real Estate Residential	Real Estate Commercial	Real Estate Construction and Land	SBA	USDA	Other	Total
Predecessor
Provision (credit) for loan losses	$(37)	$(3)	$(10)	$(17)	$11	$37	$—	$11	$(8)

The Company’s recorded investment in loans as of December 31, 2017 related to each balance in the allowance for loan losses by portfolio segment and detailed on the basis of the Company’s impairment methodology was as follows:

(In thousands)	Commercial and Industrial	Consumer Installment	Real Estate Residential	Real Estate Commercial	Real Estate Construction and Land	SBA	USDA	Other	Total
December 31, 2017
Loans individually evaluated for impairment	$—	$—	$—	$—	$—	$2,310	$—	$—	$2,310
Loans collectively evaluated for impairment	86,552	4,483	6,826	19,203	8,477	67,998	3,415	2	196,956
Ending balance	$86,552	$4,483	$6,826	$19,203	$8,477	$70,308	$3,415	$2	$199,266

Purchased credit impaired loans were paid off during the year resulting in none of the purchased credit impaired loans being classified as of December 31, 2017.

Note 4.	Bank Premises and Equipment

Year-end premises and equipment were as follows:

(In thousands)
Land	$676
Land improvement	16
Bank building	4,205
Furniture and equipment	135
5,032
Less: accumulated depreciation	128
Balance at end of period	$4,904

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the period January 1, 2017 through May 15, 2017, depreciation of premises and equipment totaled $80 thousand for the Predecessor. For the period May 16, 2017 through December 31, 2017, depreciation of premises and equipment totaled $128 thousand for the Company.

The Company owns a two story, 33,000 square foot commercial office building. The building is approximately 64% leased and the Bank occupies approximately 11,000 square feet of the space, or 33% of the building.

Note 5.	Goodwill and Core Deposit Intangible

During 2017, the Company recorded goodwill and core deposit intangible assets in connection with the acquisition of T Bancshares, Inc. and its subsidiary T Bank, N.A. on May 15, 2017. (See NOTE 18 for details of acquisition). There was no goodwill or core deposit intangible for the Predecessor.

Year-end goodwill was as follows:

(In thousands)
Goodwill	$8,379

Year-end core deposit intangible was as follows:

(In thousands)	Gross Intangible Assets	Accumulated Amortization	Net Intangible Assets
2017
Core deposit intangible	$1,708	$(126)	$1,582

Core deposit intangible is amortized on a straight line basis over the estimated lives of the deposits, which range from 5 to 12 years. The core deposit intangible amortization totaled $126 thousand for the period from May 16, 2017 through December 31, 2017. There was no core deposit intangible amortization for the Predecessor for the period January 1, 2017 through May 15, 2017.

Note 6.	Other Real Estate and Other Assets

Other assets as of December 31, 2017 were as follows:

(In thousands)
Loan servicing rights	$2,076
Accounts receivable – trust fees	829
Accrued interest receivable	1,069
Federal income tax receivable	692
Prepaid assets	412
Other	561
Total	$5,639

The Company had no Other Real Estate Owned (“OREO”) as of December 31, 2017.

SBA and USDA loans sold which the Company retains the servicing for others are not included in the accompanying consolidated balance sheets. The risks inherent in loan servicing assets relate primarily to changes in prepayments that result from shifts in loan interest rates. The unpaid principal balances of SBA and USDA loans serviced for others was $107.6 million at December 31, 2017.

During the period May 16, 2017 through December 31, 2017, the Successor added loan servicing assets of $141 thousand and amortized $337 thousand to non-interest income. During the period January 1, 2017 through May 15, 2017, the Predecessor amortized $109 thousand in loan servicing assets.

There was no valuation allowance necessary to adjust the aggregate cost basis of the loan servicing asset to fair market value as of December 31, 2017.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 7.	Deposits

Time deposits of $250 and over totaled $25.3 million at December 31, 2017.

Deposits at December 31, 2017 are summarized as follows:

(In thousands)
Non-interest bearing demand	$39,094	18%
Interest-bearing demand (NOW)	3,606	2
Money market accounts	50,456	23
Savings accounts	5,375	2
Time deposits $100,000 and over	113,781	53
Time deposits under $100,000	4,354	2
Total	$216,666	100%

At December 31, 2017, the scheduled maturities of time deposits were as follows:

(In thousands)
2018	$82,432
2019	33,566
2020	765
2021	809
2022	563
Total	$118,135

The aggregate amount of demand deposit overdrafts that have been reclassified as loans at December 31, 2017 was insignificant.

Note 8.	Borrowed Funds

The Company has a blanket lien credit line with the FHLB with borrowing capacity of $21.7 million secured by commercial loans and securities with collateral values of $12.6 million and $9.1 million, respectively. The Company had one outstanding overnight advance for $12.0 million at December 31, 2017, with a fixed interest rate of 1.30% and maturity date of January 2, 2018. The advance renewed on January 2, 2018, with at a fixed interest rate of 1.30% and maturity date of January 3, 2018. At maturity the Company determines its borrowing needs and renews the advance accordingly at varying terms ranging from one to seven days. The Company also had a three month term advance for $5.0 million at December 31, 2017, with a fixed interest rate of 1.39% and maturity date of February 7, 2018, at which time the advance was rolled over into another advance for $10.0 million with a fixed interest rate of 1.45% and maturity date of March 8, 2018.

The Company also has a credit line with the FRB with borrowing capacity of $27.6 million, secured by commercial loans and securities with collateral value of $27.2 million and $408 thousand, respectively. There were no outstanding borrowings at December 31, 2017.

In May 2017, the Company obtained a bank stock loan for $12.0 million with variable interest rate of Prime plus 0.75%, and matures on May 11, 2020. Interest is payable on February 11, 2018 and May 11, 2018, and beginning on August 11, 2018, principal and interest is due each February 11, May 11, August 11 and November 11. Proceeds from the loan were used to acquire T Bancshares, Inc. and its subsidiary T Bank, N.A. The loan was paid down by $8.0 million on July 17, 2017, with proceeds received from the issuance of $8.0 million of 7.125% subordinated notes that mature on July 20, 2027. The notes bear interest at the rate of 7.125% per annum, payable semi-annually on each January 17 and July 17. The notes are unsecured and subordinated in right of payment to the payment of our existing and future senior indebtedness and structurally subordinated to all existing and future indebtedness of our subsidiaries. Unamortized debt issuance costs related to these notes, totaled approximately $135 thousand at December 31, 2017. The remaining $2.0 million of the proceeds from sale of the notes were used for general corporate purposes.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2017, the scheduled maturities of borrowings were as follows:

(In thousands)
2018	$17,286
2019	571
2020	3,143
2021	—
2022	—
Beyond 2022	8,000
Total	$29,000
Note 9.	Other Liabilities

Other liabilities as of December 31, 2017, were as follows:

(In thousands)
Trust advisor fees payable	$580
Accounts payable	343
Incentive compensation	583
Data processing	104
Audit fees	47
Interest payable	392
Other	168
Total	$2,217
Note 10.	Benefit Plans

The Company funds certain costs for medical benefits in amounts determined at the discretion of management. The Company has a retirement savings 401(k) plan covering substantially all employees. The Company made matching employee contributions during the year ended December 31, 2017. An employee may contribute up to 6% of his or her annual compensation with the Company matching 100% of the employee’s contribution on the first 1% of the employee’s compensation and 50% of the employee’s contribution on the next 5% of the employee’s compensation. Employer contributions charged to expense was $60 thousand for the Predecessor for the period January 1, 2017 through May 15, 2017, and $83 thousand for the Successor for the period from May 16, 2017 through December 31, 2017, respectively.

Note 11.	Income Taxes

The provision (benefit) for income taxes consists of the following:

(In thousands)	Successor Period from May 16, 2017 to December 31, 2017	Predecessor Period from January 1, 2017 to May 15, 2017
Current:
Federal	$947	$160
State	16	80
Total current	963	240
Deferred federal	(155)	(44)
Deferred federal adjustment for income tax rate change	(406)	—
Income tax expense	$402	$196

Effective tax rate	17.5%	15.9%

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

A reconciliation between reported income tax expense and the amounts computed by applying the U.S. federal statutory income tax rate of 34% to income before income taxes is presented in the following table.

(In thousands)	Successor Period from May 16, 2017 to December 31, 2017	Predecessor Period from January 1, 2017 to May 15, 2017
Income tax expense computed at the statutory rate	$780	$393
Provisional deferred tax adjustment related to reduction in U.S. federal statutory income tax rate	(406)	—
Stock options	—	(332)
State income tax	16	80
Other	12	55
Income tax expense, as reported	$402	$196

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2017 are as follows:

(In thousands)
Deferred tax assets:
Allowance for loan losses	$81
Non-accrual loan interest	8
Accrued liabilities	8
Net unrealized loss on securities available-for-sale	15
Available-for-sale securities discount accretion	24
Total deferred tax assets	136
Deferred tax liabilities:
Net deferred loan costs	(125)
Depreciation and amortization	(168)
Held-to-maturity securities premium	(102)
Loan discount	(66)
Intangible assets	(332)
Total deferred tax liabilities	(793)
Net deferred tax liability	$(657)

Projections for continued levels of profitability will be reviewed quarterly and any necessary adjustments to the deferred tax assets will be recognized in the provision or benefit for income taxes. In assessing the realization rate of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. No valuation allowance for deferred tax assets was recorded at December 31, 2017, as management believes it is more likely than not that all of the deferred tax assets will be realized against deferred tax liabilities and projected future taxable income.

On December 22, 2017 the Tax Cuts and Jobs Act was signed into law which modified the Internal Revenue Code. Among other things, the new law (i) establishes a new, flat corporate federal statutory income tax rate of 21% , (ii) eliminates the corporate alternative minimum tax and allows the use of any such carryforwards to offset regular tax liability for any taxable year, (iii) limits the deduction for net interest expense incurred by U.S. corporations, (iv) allows businesses to immediately expense, for tax purposes, the cost of new investments in certain qualified depreciable assets, (v) eliminates or reduces certain deductions related to meals and entertainment expenses, (vi) modifies the limitation on excessive employee remuneration to eliminate the exception for performance-based compensation and clarifies the definition of a covered employee and (vii) limits the deductibility of deposit insurance premiums. The Company’s deferred tax assets and liabilities were

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

re-measured based on the income tax rates at which they are expected to reverse in the future, which is generally 21%. The provisional amount recorded related to the re-measurement of the Company’s deferred tax balance was $406 thousand, a reduction of income tax expense for the year ended December 31, 2017.

Note 12.	Stock Compensation Plans

Successor. The Company’s Board of Directors adopted the T Acquisition, Inc. 2017 Equity Incentive Plan (“Plan”). The Plan is administered by the Compensation Committee of the Board and authorizes the granting of options, stock appreciation rights, restricted stock and restricted stock units to employees, directors and consultants in order to promote the success of the Company’s business. Incentive stock options may be granted only to employees of the Company, or a parent or subsidiary of the Company. The Company reserved 750,000 authorized shares of common stock for the Plan. The term of each option is no longer than 10 years from the date of the grant.

The Company accounts for stock-based employee compensation plans using the fair value-based method of accounting. The fair value of each option award is estimated on the date of grant by a third party using a closed form option valuation (Black-Scholes) model.

The Company granted 235,000 stock options with an exercise price of $2.15 during the second quarter of 2017. A summary of the assumptions used in calculating the fair value of the option awards are as follows:

Expected life in years	10.0
Expected volatility	44.0%
Dividend yield	2.0%
Fair value per option	$0.82

Options totaling 50,000 vest on the third anniversary of the grant date, May 15, 2020, and options totaling 185,000 vest on the fourth anniversary of the grant date, May 15, 2021. The Company is recording compensation expense on a straight-line basis over the vesting periods. The Company recorded $33 thousand in compensation expense for the year ended December 31, 2017 in connection with the stock compensation plans. As of December 31, 2017 there was $160 thousand of total unrecognized compensation cost.

The following is a summary of activity in the Plan:

	Number of Shares Underlying Options	Weighted Average Exercise Prices	Weighted Average Contractual Life in Years
Outstanding at beginning of the year	—	$—
Granted	235,000	2.15
Exercised	—	—
Forfeited	—	—

Outstanding at end of period	235,000	$2.15	9.4
Exercisable at end of period	—	—
Available for grant at end of period	515,000

The weighted-average grant date fair value of the options for the year ended December 31, 2017 was $0.82.

Predecessor. At May 15, 2017, the Predecessor had three stock-based compensation plans (the 2005 Stock Incentive Plan, the 2015 Stock Incentive Plan, and the 2014 Non-employee Directors’ Common Stock Plan) (the “Predecessor Stock Plans”). The 2005 Stock Incentive Plan expired during the third quarter of 2015, and therefore no additional awards may be issued under this plan. No additional awards were made under any of the plans for the period ending May 15, 2017, and all of these plans terminated in connection with the acquisition and were no longer in effect after such date.

As a result of the acquisition, all outstanding stock option awards granted under our Predecessor Stock Plans were cancelled and converted into the right to receive the per share price of $10.6623 less the applicable exercise

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

price per share and applicable withholding taxes. For the period from January 1, 2017 through May 15, 2017, the Predecessor recognized stock-based compensation expense of $37 thousand. The payment to option holders to repurchase the stock options under the Predecessor Plans was $1.0 million, which was recognized in additional paid in capital.

Note 13.	Loan Commitments and Other Contingencies

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the accompanying balance sheets. The Company’s exposure to credit loss in the event of non-performance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

The following table summarizes loan commitments as of December 31, 2017:

(In thousands)
Undisbursed loan commitments	$19,800
Standby letters of credit	10
$19,810

The Company leases various pieces of office equipment under short-term agreements. Lease expense for the periods from January 1, 2017 through May 15, 2017 and May 16, 2017 through December 31, 2017 was immaterial.

The Company currently receives rental income from six tenants in the building it is headquartered in, for office space the Company does not occupy. Aggregate future minimum rentals to be received under non-cancelable leases at December 31, 2017 were $1.0 million through 2027.

The Company is involved in various regulatory inspections, inquiries, investigations and proceedings, and litigation matters that arise from time to time in the ordinary course of business. The process of resolving matters through litigation or other means is inherently uncertain, and it is possible that an unfavorable resolution of these matters, will adversely affect the Company, its results of operations, financial condition and cash flows. The Company’s regular practice is to expense legal fees as services are rendered in connection with legal matters, and to accrue for liabilities when payment is probable.

Employment Agreements

The Successor has entered into employment agreements with four officers of the Bank, Steve Jones, Craig Barnes, Ken Bramlage and Patrick Howard on May 15, 2017. In the case of Messrs. Jones, Barnes and Bramlage, the agreements have a three-year terms and Mr. Howard’s has a four year term. Thereafter, the agreements are automatically renewable for an additional one-year term unless either party elects not to renew.

The Predecessor was a party to employment agreements with certain senior executives, each of which had a provision providing for a lump sum payment to each such executive upon a change of control. The acquisition triggered this provision and the Predecessor recognized $1.2 million in compensation expense relating to such change of control.

Note 14.	Related Parties

The Bank receives advisory services for its Trust Department from Tectonic Advisors, LLC, an affiliate of the Company. The Predecessor and Successor paid $2.3 million and $4.0 million, respectively, for the periods January 1, 2017 through May 15, 2017 and May 16, 2017 through December 31, 2017, respectively. In

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

management’s opinion, such transactions were made in the ordinary course of business pursuant to an agreement dated May 14, 2015. The agreement was negotiated between the Bank and Tectonic Advisors in an arms-length transaction prior to Tectonic Advisors becoming an affiliate and as such, contains terms that in management’s opinion are favorable to the Bank.

The Company provides services for Tectonic Holdings, LLC, an affiliate of the Company. Fees received totaled $199 thousand for the year ended December 31, 2017. In management’s opinion, the fees received adequately compensated the Company at a market rate for the services provided.

At December 31, 2017, certain officers, directors and their affiliated companies had depository accounts with the Bank totaling approximately $5.7 million. None of those deposit accounts have terms more favorable than those available to any other depositor.

The Company had no loans to officers, directors and their affiliated companies during 2017.

Note 15.	Regulatory Matters

On July 2, 2013, the Federal Reserve, and on July 9, 2013, the FDIC and OCC, adopted a final rule that implements the Basel III changes to the international regulatory capital framework, referred to as the “Basel III Rules.” The Basel III Rules apply to both depository institutions and (subject to certain exceptions not applicable to the Company) their holding companies. Although parts of the Basel III Rules apply only to large, complex financial institutions, substantial portions of the Basel III Rules apply to the Company and our subsidiary bank. The Basel III Rules include requirements contemplated by the Dodd-Frank Act as well as certain standards initially adopted by the Basel Committee on Banking Supervision in December 2010.

The Basel III Rules include higher risk-based and leverage capital ratio requirements and redefine what constitutes “capital” for purposes of calculating those ratios. Among the most important changes are stricter eligibility criteria for regulatory capital instruments that would disallow the inclusion of instruments, such as trust preferred securities (other than grandfathered trust preferred securities such as those issued by the Company), in Tier 1 capital going forward and new constraints on the inclusion of minority interests, mortgage-servicing assets, deferred tax assets and certain investments in the capital of unconsolidated financial institutions. The Basel III Rules also introduced a common equity Tier 1 (“CET1”) risk-based capital ratio. CET1 capital consists of retained earnings and common stock instruments, subject to certain adjustments. In addition, the rule requires that most regulatory capital deductions be made from CET1 capital.

The Basel III Rules also establish a “capital conservation buffer” of 2.5% above the new regulatory minimum risk-based capital requirements. The conservation buffer, when added to the capital requirements, results in the following minimum ratios: (i) a common equity Tier 1 risk-based capital ratio of 7.0%, (ii) a Tier 1 risk-based capital ratio of 8.5%, and (iii) a total risk-based capital ratio of 10.5%. The implementation of the capital conservation buffer began on January 1, 2016 at 0.625% of risk-weighted assets and will increase by that amount each subsequent January 1 until fully implemented on January 1, 2019. An institution would be subject to limitations on certain activities including payment of dividends, share repurchases and discretionary bonuses to executive officers if its capital level is below the buffered ratio.

The Basel III minimum capital ratio requirements as applicable to the Bank after the full phase-in period are summarized in the table below.

	BASEL III Minimum for Capital Adequacy Requirements	BASEL III Additional Capital Conservation Buffer	BASEL III Ratio with Capital Conservation Buffer
Total Risk Based Capital (total capital to risk weighted assets)	8.0%	2.5%	10.5%
Tier 1 Risk Based Capital (tier 1 to risk weighted assets)	6.0%	2.5%	8.5%
Tier 1 Leverage Ratio (tier 1 to average assets)	4.0%	—%	4.0%
Common Equity Tier 1 Risk Based ( CET1 to risk weighted assets)	4.5%	2.5%	7.0%

The Basel III Rules also revise the prompt corrective action framework, which is designed to place restrictions on insured depository institutions, including our subsidiary bank, if their capital levels do not meet

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

certain thresholds. These revisions were effective January 1, 2015. The prompt correction action rules now include the CET1 capital component and increase certain other capital requirements for the various thresholds. As of January 1, 2015, insured depository institutions are required to meet the following capital levels in order to qualify as “well capitalized:” (i) a Total risk-based capital ratio of 10%(unchanged from current rules); (ii) a Tier 1 risk-based capital ratio of 8% (increased from 6%); (iii) a Tier 1 leverage ratio of 5% (unchanged from current rules); and (iv) a CET1 risk-based capital ratio of 6.5%. Accordingly, a financial institution may be considered “well capitalized” under the prompt corrective action framework, but not satisfy the fully phased-in Basel III capital ratios. As of December 31, 2017, the Company’s regulatory capital ratios and those of the Bank are in excess of the levels established for “well capitalized” institutions under the Basel III Rules.

As of December 31, 2017, the regulatory capital ratios of the Bank under the Basel III regulatory capital framework are as follows:

	Actual		Minimum Capital Required Under Basel III Requirements		To Be Well Capitalized Under Prompt Corrective Action Provisions
(In thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2017
Total Capital (to Risk Weighted Assets)	$25,323	11.99%	$19,534	9.25%	$21,118	10.00%

Tier 1 Capital (to Risk Weighted Assets)	24,937	11.81	15,310	7.25	16,894	8.00

Common Equity Tier 1 (to Risk Weighted Assets)	24,937	11.81	12,143	5.75	13,726	6.50

Tier 1 Capital (to Average Assets)	24,937	10.00	9,979	4.00	12,473	5.00

Dividend Restrictions. Banking regulations may limit the amount of dividends that may be paid. Approval by regulatory authorities is required if the effect of dividends declared would cause the regulatory capital of the Bank to fall below specified minimum levels. Approval is also required if dividends declared exceed the net profits for that year combined with the retained net profits for the preceding two years. Under the foregoing dividend restrictions and while maintaining its “well capitalized” status, at December 31, 2017, the Bank would not be able to pay any dividends to T Bancshares, Inc. without prior regulatory approval.

Note 16.	Fair Value of Financial Instruments

The fair value of an asset or liability is the price that would be received to sell that asset or paid to transfer that liability in an orderly transaction occurring in the principal market (or most advantageous market in the absence of a principal market) for such asset or liability. In estimating fair value, the Company utilizes valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. Such valuation techniques are consistently applied. Inputs to valuation techniques include the assumptions that market participants would use in pricing an asset or liability. FASB ASC Topic 820 establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

•	Level 1 Inputs - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
•	Level 2 Inputs - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.
•	Level 3 Inputs - Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity’s own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available, then fair values are estimated by using quoted prices of securities with similar characteristics or independent asset pricing services and pricing models, the inputs of which are market-based or independently sourced market parameters, including, but not limited to, yield curves, interest rates, volatilities, prepayments, defaults, cumulative loss projections and cash flows. Such securities are classified in Level 2 of the valuation hierarchy. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy. The Company has no securities in the Level 1 or Level 3 inputs.

The following table summarizes financial assets measured at fair value on a recurring basis as of December 31, 2017, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

(In thousands)	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value
As of December 31, 2017
Securities available for sale:
U.S. government agencies	$—	$7,663	$—	$7,663
Mortgage-backed securities	—	2,821	—	2,821

Market valuations of our investment securities which are classified as level 2 are provided by an independent third party. The fair values are determined by using several sources for valuing fixed income securities. Their techniques include pricing models that vary based on the type of asset being valued and incorporate available trade, bid and other market information. In accordance with the fair value hierarchy, the market valuation sources include observable market inputs and are therefore considered Level 2 inputs for purposes of determining the fair values.

The Company considers transfers between the levels of the hierarchy to be recognized at the end of related reporting periods. During 2017, no assets for which fair value is measured on a recurring basis transferred between any levels of the hierarchy.

Certain financial assets and financial liabilities are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). Financial assets measured at fair value on a non-recurring basis during the reported periods include:

At December 31, 2017, there were no impaired loans that were reduced by specific valuation allowances.

The significant unobservable inputs (Level 3) used in the fair value measurement of collateral for collateral-dependent impaired loans primarily relate to the specialized discounting criteria applied to the borrower’s reported amount of collateral. The amount of the collateral discount depends upon the condition and marketability of the collateral, as well as other factors which may affect the collectability of the loan. As the Company’s primary objective in the event of default would be to liquidate the collateral to settle the outstanding balance of the loan, collateral that is less marketable would receive a larger discount. During the reported periods, there were no discounts for collateral-dependent impaired loans.

The significant unobservable inputs (Level 3) used in the fair value measurement of cash flow impaired loans relate to discounted cash flows models using current market rates applied to the estimated life of the loan and credit risk adjustments. Future cash flows are discounted using current interest rates for similar credit risks. During the reported periods, there were no discounts for cash flow loans.

Our assessment of the significance of a particular input to the Level 3 fair value measurements in their entirety requires judgment and considers factors specific to the assets. It is reasonably possible that a change in the estimated fair value for instruments measured using Level 3 inputs could occur in the future.

Loans held for sale include the guaranteed portion of SBA and USDA loans and are reported at the lower of cost or estimated fair value. Fair value for SBA and USDA loans is based on market indications available in the market. There were no impairments reported for the periods presented.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Non-financial assets measured at fair value on a non-recurring basis during the reported periods include other real estate owned (“OREO”) which, upon initial recognition, were re-measured and reported at fair value through a charge-off to the allowance for loan losses and certain foreclosed assets which, subsequent to their initial recognition, were re-measured at fair value through a write-down included in other non-interest expense. Regulatory guidelines require the Company to reevaluate the fair value of OREO on at least an annual basis. The fair value of foreclosed assets, upon initial recognition and impairment, were re-measured using Level 2 inputs based on observable market data. Estimated fair value of OREO is based on appraisals. Appraisers are selected from the list of approved appraisers maintained by management.

The methods and assumptions used to estimate fair value of financial assets and financial liabilities that are not measured and reported at fair value on a recurring basis or non-recurring basis are described as follows:

Carrying amount is the estimated fair value for cash and cash equivalents, restricted securities, accrued interest receivable and accrued interest payable. The estimated fair value of demand and savings deposits is the carrying amount since rates are regularly adjusted to market rates and amounts are payable on demand. For borrowed funds and variable rate loans or deposits that re-price frequently and fully, the estimated fair value is the carrying amount. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent re-pricing, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. For loans held for sale, the estimated fair value is based on market indications for similar assets in the active market. The estimated fair value of other financial instruments and off-balance-sheet loan commitments approximate cost and are not considered significant to this presentation.

In connection with the sale of $6.2 million in loans during 2017, the Company added a servicing asset of $141 thousand, and amortized $337 thousand using the amortization method for the treatment of servicing. Predecessor added a servicing asset of $452 thousand, and recognized an amortization expense of $109 thousand, relating to the amortization of loan servicing rights in the period January 1, 2017 through May 15, 2017. Loan servicing assets do not trade in an active, open market with readily observable prices. Accordingly, fair value is estimated using a discounted cash flow model having significant inputs of discount rate, prepayment speed and default rate. Due to the nature of the valuation inputs, servicing rights are classified within Level 3 of the hierarchy. For the asset recorded in 2017, the discount rate ranged from 7.6% to 8.8% and the combined prepayment and default rates ranged from 8.8% to 9.9%.

ASC Topic 825, “Financial Instruments,” requires disclosure of the fair value of financial assets and financial liabilities, including those financial assets and financial liabilities that are not measured and reported at fair value on a recurring basis or non-recurring basis. The estimated fair value approximates carrying value for cash and cash equivalents and accrued interest. The methodologies for other financial assets and financial liabilities that are not measured and reported at fair value on a recurring basis or non-recurring basis are discussed below:

Loans. The estimated fair value approximates carrying value for variable-rate loans that reprice frequently and with no significant change in credit risk. The fair value of fixed-rate loans and variable-rate loans which reprice on an infrequent basis is estimated by discounting future cash flows using the current interest rates at which similar loans with similar terms would be made to borrowers of similar credit quality.

Deposits. The fair values of demand deposits, savings deposits are, by definition, equal to the amount payable on demand and, therefore, approximate their carrying amounts. The fair values for time deposits are estimated using a discounted cash flow calculation that utilizes interest rates currently being offered on time deposits with similar contractual maturities.

Borrowed Funds. The estimated fair value approximates carrying value for short-term borrowings. The fair value of long-term fixed-rate borrowings is estimated using quoted market prices, if available, or by discounting future cash flows using current interest rates for similar financial instruments. The estimated fair value approximates carrying value for variable-rate junior subordinated deferrable interest debentures that reprice quarterly.

Loan Commitments, Standby and Commercial Letters of Credit. Our lending commitments have variable interest rates and “escape” clauses if the customer’s credit quality deteriorates. Therefore, the fair values of these items are not significant and are not included in the following table.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Carrying amounts and estimated fair values of other financial instruments by level of valuation input were as follows:

	December 31, 2017
(In thousands)	Carrying Amount	Estimated Fair Value
Financial assets:
Level 1 inputs:
Cash and cash equivalents	$16,221	$16,221
Level 2 inputs:
Securities available for sale	10,484	10,484
Securities, restricted	1,763	1,763
Loans held for sale	16,143	17,866
Accrued interest receivable	1,069	1,069
Level 3 inputs:
Securities held to maturity	9,529	9,529
Loans, net	198,880	197,105
Servicing asset	2,076	2,076
Financial liabilities:
Level 1 inputs:
Non-interest bearing deposits	39,094	41,057
Level 2 inputs:
Interest bearing deposits	177,572	172,331
Borrowed funds	29,000	29,000
Accrued interest payable	392	392
Note 17.	Parent Company Condensed Financial Statements

T ACQUISITION, INC.
CONDENSED BALANCE SHEET
DECEMBER 31, 2017

(In thousands)
ASSETS
Investment in subsidiary	$24,984
Total assets	$24,984

LIABILITIES AND CAPITAL
Capital	$24,984
Total liabilities and capital	$24,984

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 17.
Parent Company Condensed Financial Statements (cont’d)

T ACQUISITION, INC. (SUCCESSOR)
T BANCSHARES, INC. (PREDECESSOR)
CONDENSED STATEMENT OF INCOME

(In thousands)	Successor Period from May 16, 2017 to December 31, 2017	Predecessor Period from January 1, 2017 to May 15, 2017
Equity in income from subsidiary	$1,926	$1,493

Non-interest expense:
Stock based compensation	33	37
Director fees	—	121
Professional fees	—	92
Other	—	438
Total non-interest expense	33	688
Income before income taxes	1,893	805
Income tax	—	(234)
Net Income	$1,893	$1,039

T ACQUISITION, INC. (SUCCESSOR)
T BANCSHARES, INC. (PREDECESSOR)
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(In thousands)	Successor Period from May 16, 2017 to December 31, 2017	Predecessor Period from January 1, 2017 to May 15, 2017
Net Income	$1,893	$1,039
Other comprehensive income (loss):
Change in unrealized gain (loss) on investment securities available-for-sale, before tax effect	(73)	212
Tax effect	(25)	72
Other comprehensive income (loss)	(48)	140
Effect of tax rate change on unrealized loss on securities available-for-sale	(10)	(10)
Comprehensive income	$1,835	$1,179

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 17.
Parent Company Condensed Financial Statements (cont’d)

T ACQUISITION, INC. (SUCCESSOR)
T BANCSHARES, INC. (PREDECESSOR)
CONDENSED STATEMENT OF CASH FLOWS

(In thousands)	Successor Period from May 16, 2017 to December 31, 2017	Predecessor Period from January 1, 2017 to May 15, 2017
Cash Flows from Operating Activities
Net income	$1,893	$1,039
Adjustments to reconcile net income to net cash used in operating activities:
Equity in income of Bank	(1,893)	(1,493)
Stock based compensation	—	37
Net change in other assets	—	(80)
Net change in other liabilities	—	998
Net cash provided by operating activities	—	501

Cash Flows from Investing Activities	—	—

Cash Flows from Financing Activities	—
Sale of common stock	23,106	—
Cash paid for stock acquisition of T Bancshares, Inc.	(23,106)	—
Net cash provided by financing activities	—	—
Net change in cash and cash equivalents	—	501
Cash and cash equivalents at beginning of period	—	737
Cash and cash equivalents at end of period	$—	$1,238

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 18.	Acquisition and Asset Purchase

On November 10, 2016, the Company entered into an agreement and plan of reorganization to acquire T Bancshares, Inc. and its wholly owned bank subsidiary, T Bank, N.A., Dallas, Texas. On May 15, 2017, the transaction was completed. Pursuant to the agreement, the Company used the proceeds of $23,106,000 from the issue of 6,517,500 shares of the Company’s common stock and $9,419,000 from the $12.0 million bank stock loan, referenced in Note 8, in exchange for all of the outstanding shares of T Bancshares, Inc. At closing, T Bancshares, Inc. was merged into the Company. Factors that contributed to a purchase price resulting in goodwill include T Bank, N.A.’s historic record of earnings, strong local economic environment and opportunity for growth. The results of operations from this acquisition are included in the consolidated earnings of the Company commencing May 15, 2017.

The assets acquired and liabilities assumed were recorded on the consolidated balance sheet at estimated fair value on the acquisition date. The following table presents the amounts recorded on the consolidated balance sheet on the acquisition date (dollars in thousands):

Fair value of consideration paid	$32,525
Fair value of identifiable assets acquired:
Cash and cash equivalents	13,787
Securities available-for-sale	10,998
Securities held-to-maturity	10,053
Securities, restricted, at cost	1,065
Loans	185,620
Bank premises and equipment	5,031
Core deposit intangible	1,708
Other assets	6,869
Total identifiable assets acquired	235,131
Fair value of liabilities assumed:
Deposits	197,602
Borrowings	10,000
Deferred tax liability	803
Other liabilities	2,580
Total liabilities assumed	210,985
Fair value of net identifiable assets acquired	24,146
Goodwill resulting from acquisition	$8,379

Goodwill recorded in the acquisition was accounted for in accordance with the authoritative business combination guidance. Accordingly, goodwill will not be amortized, but will be tested for impairment annually. The goodwill recorded is not deductible for federal income tax purposes.

The fair value of total loans acquired was $185,620,000 at acquisition compared to contractual amounts of $183,145,000. The fair value of purchased credit impaired loans at acquisition was $140 thousand, compared to contractual amounts of $133 thousand. Additional purchased credit impaired loan disclosures were omitted due to immateriality. All other acquired loans were considered performing loans.

TECTONIC HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	September 30, 2018	December 31, 2017
	(Unaudited)
Assets
Current assets
Cash and cash equivalents	$7,250,367	$5,935,370
Accounts receivable	446,631	617,097
Accounts receivable, related parties	793,027	646,510
Prepaid expenses and other current assets	565,140	559,557
Note receivable, current portion	2,940	5,679
Notes receivable, related parties, current portion	57,930	62,368
Total current assets	9,116,035	7,826,581

Property and equipment, net	847,401	1,111,818
Investments	100,225	101,230
Deposits	353,606	353,606
Intangible asset	14,112,450	14,112,450
Note receivable	—	1,483
Notes receivable, related parties	14,710	58,294
Total assets	$24,544,427	$23,565,462

Liabilities and Members' Equity

Current liabilities
Accounts payable	$681,611	$851,657
Accounts payable, related parties	245,150	399,073
Contingent liability on business acquisition, current portion	—	625,225
Accrued employee compensation and benefits	746,227	877,312
Deferred revenue	—	21,582
Deferred rent	141,427	18,608
Total current liabilities	1,814,415	2,793,457

Contingent liability on business acquisition	—	812,806
Note payable, related party	8,033,812	8,033,812
Total liabilities	9,848,227	11,640,075

Commitment and contingencies

Members' equity	14,696,200	11,925,387
Total members' equity	14,696,200	11,925,387

Total liabilities and members' equity	$24,544,427	$23,565,462

See Notes to the Consolidated Financial Statements.

TECTONIC HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Nine months ended September 30,
	2018	2017
Revenues
Investment advisory and other related services	$6,529,418	$5,400,186
Commissions on brokerage activities and other products	6,253,211	4,381,350
Other revenue	129,750	117,792
Total revenues	12,912,379	9,899,328

Operating expenses:
Research and money management direct costs	246,572	183,708
Clearing and execution fees	874,851	542,005
Commisisons	1,259,430	769,754
Employee compensation and benefits	4,826,559	2,849,578
Legal and professional fees	167,484	362,421
Depreciation	294,479	229,971
Other operating expenses	1,927,590	1,693,603
Total operating expenses	9,596,965	6,631,040

Other income (expense):
Other income	27,258	28,630
Interest income	836	40
Interest expense	(602,536)	(882,034)
Gain on bargain purchase	1,671,694	1,444,975
Gain on sale of assets	36,705	4,425
Total other income	1,133,957	596,036
Net income from continuing operations	4,449,371	3,864,324

Discontinued Operations	(11,342)	—
Net income	$4,438,029	$3,864,324

See Notes to the Consolidated Financial Statements.

TECTONIC HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF MEMBERS’ EQUITY

(Unaudited)

December 31, 2017 to September 30, 2018
Balance, December 31, 2017	$11,925,387
Contributions	330,000
Distributions	(2,030,000)
Unit compensation expense	32,784
Net income	4,438,029
Balance, September 30, 2018	$14,696,200

See Notes to the Consolidated Financial Statements.

TECTONIC HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the nine months ended September 30,
	2018	2017
Cash flow from operating activities:
Net income	$4,438,029	$3,864,324
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	294,479	229,971
Non-cash compensation expense related to forgiveable loans	48,022	659
Net gain on disposal of financial assets, available-for-sale	1,005	(6,554)
PIK interest added to note payable	—	685,472
Unit based compensation	32,784	16,693
Changes in operating assets and liabilities:
Receivables	174,688	(555,035)
Receivables from related parties	(146,517)	888,902
Deposits	—	(54,995)
Prepaid expenses and other current assets	(5,583)	(249,864)
Accounts payable and accrued liabilities	(1,608,077)	798,800
Payable to related parties	(153,923)	(1,147,373)
Accrued compensation	(131,085)	630,312
Deferred rent	122,819	(5,943)
Deferred revenue	(21,582)	20,348
Net cash provided by operating activities	3,045,059	5,115,717
Cash flow from investing activities:
Acquisition of business, net of cash acquired	—	(903,810)
Note receivable	—	4,868
Notes receivable, related parties	—	(150,918)
Purchase of property and equipment	(30,062)	(163,204)
Sale of available for sale securities	—	729,903
Net cash used in investing activities	(30,062)	(483,161)
Cash flow from financing activities:
Distribution of T-Acquisition, Inc, including cash	—	(23,975,000)
Contributions from members	330,000	25,517,856
Distributions to members	(2,030,000)	(2,950,000)
Net cash used in financing activities	(1,700,000)	(1,407,144)
Net increase in cash and cash equivalents	1,314,997	3,225,412

Cash and cash equivalents, beginning of the period	5,935,370	1,796,269

Cash and cash equivalents, end of the period	$7,250,367	$5,021,681
Supplemental disclosure of noncash activities:
Accrued interest refinanced through notes payable, related party	$—	$2,618,537
Supplemental cashflow information:
Cash paid for interest	$602,536	$877,753

See Notes to the Consolidated Financial Statements.

TECTONIC HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2018

Note 1.	Organization and Summary of Significant Accounting Policies

Organization

Tectonic Holdings, LLC (“Tectonic”) is a Texas limited liability company, and was formed on February 5, 2015 to act as a holding company for a group of entities providing investment advisory and other financial services. Tectonic Services, LLC (“Services”) is its non-member LLC Manager. Tectonic acquired Tectonic Advisors, LLC (“Tectonic Advisors”), a registered investment advisor (“RIA”) with the Securities and Exchange Commission (“SEC”), in exchange for cash and interests in Tectonic. This transaction resulted in Tectonic Advisors becoming a subsidiary of Tectonic, and in the recognition of an intangible asset on the financial statement of Tectonic. See Note 8.

Effective February 1, 2017, Tectonic acquired Sanders Morris Harris LLC (“Sanders Morris”), a limited liability company in the state of Texas which is a Financial Industry Regulatory Authority (“FINRA”) registered broker-dealer and an RIA, with HWG Insurance Agency, LLC (“HWG”), its wholly owned subsidiary and Miller-Green Financial Services LLC (“MGF”), also a RIA. See Note 3. Upon the acquisitions by Tectonic, the LLC Operating Agreements of Sanders Morris and MGF, were amended to reflect Tectonic as their sole member and parent, and Services as their non-member LLC manager. Tectonic, Tectonic Advisors, Sanders Morris, HWG and MGF together comprise Tectonic Holdings, LLC and subsidiaries (“the Company”).

During 2017, Tectonic formed T Acquisition, Inc., for the purpose of seeking to acquire T Bancshares, Inc., the bank holding company of T Bank, NA. Effective May 5, 2017, Tectonic distributed the shares of T Acquisition, Inc. to its members. Following the distribution, T Acquisition, Inc. acquired T Bancshares, Inc. See Note 4 for more information regarding this transaction.

A summary of significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements is as follows:

Principles of Consolidation

The accompanying consolidated financial statements present the financial position, results of operations and cash flows of the Company in accordance with accounting principles generally accepted in the United States (“GAAP”). The consolidated financial statements include the accounts of the Company. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Among other effects, such changes could result in future impairments of investments, intangible assets, long-lived assets, and long-term liabilities.

Cash and Cash Equivalents

Cash and cash equivalents includes demand deposits with financial institutions which exceeded federally insured limits from time to time; however, the Company has not incurred any losses related to its demand deposits and does not believe it is exposed to any significant credit risk. Highly liquid debt instruments with original maturities of three months or less when purchased are considered to be cash equivalents. Sanders Morris is subject to the regulations of the SEC that, among other things, may restrict the withdrawal of cash held at Sanders Morris’ clearing firms that are used to collateralize Sanders Morris’ trading accounts.

TECTONIC HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2018

Accounts Receivable

Accounts receivable are carried at the original invoiced amount, less an allowance for doubtful accounts. Management determines the allowance for doubtful accounts by identifying troubled accounts and by using historical experience applied to an aging of accounts. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded when received.

There were no accounts receivable deemed uncollectible as of September 30, 2018 and December 31, 2017.

Investments

Investments includes marketable equity securities available for sale as well as securities not readily marketable. Marketable equity securities available for sale are securities that the Company intends to hold for an indefinite period of time, but not necessarily to maturity, which are accounted for under the Financial Accounting Standards Board’s Accounting Standards Codification (“FASB ASC”) 320. Available-for-sale securities are measured at fair value, with unrealized gains and losses reported in other comprehensive income, while realized gains and losses are recorded in current earnings.

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933 or other applicable securities acts, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. Securities in which the Company holds less than a 20% interest for which fair values are not readily available are included in this group. These securities are accounted for under the cost method under FASB ASC 325, Investments - Other. Cost method investments are reported at their cost basis, with income received that represents the Company’s allocable share of net earnings recorded in income and amounts in excess of the Company’s allocable share of net earnings recorded as a reduction to the investment. As of September 30, 2018 and December 31, 2017, the Company held interests in securities not readily marketable accounted for under the cost method of $100,000. Tectonic received $22,600 and $15,129, reported in other income on the consolidated statement of income, related to these investments during the nine months ended September 30, 2018 and 2017, respectively.

The Company evaluates investments for other-than-temporary impairment on at least an annual basis, and more frequently when economic or market concerns warrant such evaluation. The Company employs a systematic methodology that considers available evidence in evaluating potential impairment of its investments. In the event that the cost of an investment exceeds its fair value, the Company evaluates, among other factors, the magnitude and duration of the decline in fair value; the expected cash flows of the investment; the financial health of the business outlook for the issuer; the performance of the underlying assets for interest in securitized assets; and the Company’s intent and ability to hold the investment.

If it is determined that an available-for-sale equity security or a cost method investment is other than temporarily impaired, including situations when the Company cannot demonstrate its intent and ability to hold the impaired security until its forecasted recovery, the security is written down to its fair value through the statement of income.

Fair Value of Financial Instruments

The Company calculates the fair value of its assets and liabilities which qualify as financial instruments and includes this information in the notes to consolidated financial statements when the fair value is different than the carrying value of those financial instruments. The fair value of cash and cash equivalents, deposits, receivables, other assets, prepaid expenses, accounts payable and accrued liabilities approximate cost due to the short period of time to maturity. The carrying value of short and long-term notes receivable and debt also approximates fair value since these instruments bear market rates of interest. None of these instruments are held for trading purposes.

TECTONIC HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2018

Property and Equipment, and Software

Furniture, equipment, and leasehold improvements and software are recorded and carried at cost, net of accumulated depreciation and amortization. Depreciation and amortization of furniture and fixtures, software and equipment are computed on a straight-line basis over a three to five-year period. Amortization of leasehold improvements is computed on a straight-line basis over the shorter of the term of the lease or useful life. When assets are retired or otherwise disposed, the cost and related accumulated depreciation or amortization is removed from the accounts and any resulting gain or loss is reflected in net income for the period. The cost of maintenance and repairs is charged to expense as incurred. Significant renewals and betterments are capitalized.

Intangible Assets

The Company considers three categories of classification for intangible assets: (1) intangible assets with definite lives subject to amortization, (2) intangible assets with indefinite lives not subject to amortization and (3) goodwill. The Company determines the useful life of an identifiable intangible asset after considering the specific facts and circumstances related to the intangible asset. Factors considered when determining useful life include the contractual term of any agreements related to the asset, the historical performance of the asset, the long-term strategy for using the asset, any laws which could impact the useful life of the asset, and other economic factors, including competition and specific market conditions. Intangible assets that are deemed to have definite lives would be amortized, primarily on a straight-line basis, over their useful lives, generally ranging from 1 to 20 years.

The Company tests intangible assets determined to have indefinite useful lives for impairment annually, or more frequently if events or circumstances indicate that assets might be impaired. The Company’s assessments concluded that no impairment of its intangible asset was indicated as of September 30, 2018 and December 31, 2017. See Note 8.

Notes Receivable

Notes receivable are carried at the contractual amount due, less an allowance for doubtful notes receivable. Management determines the allowance for doubtful notes receivable by monitoring the financial condition of the entities from which notes are receivable. Interest is accrued in accordance with the note agreements. Notes receivable are written off when deemed uncollectible. See Notes 11 and 12.

As of September 30, 2018 and December 31, 2017, the Company had no allowance for doubtful notes receivable or notes receivable, related parties.

Revenue Recognition

Revenue from contracts with customers includes commission income and fees from asset management and investment banking services. The recognition and measurement of revenue under FASB ASC 606, Revenue from Contracts with Customers, is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company’s progress under the related agreement; and whether constraints on variable consideration should be applied due to uncertain future events.

Advisory Fees

Investment advisory fees: The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer’s assets under management. Fees are received monthly or quarterly, and are recognized as revenue ratably over the period as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

TECTONIC HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2018

Performance fees: As additional consideration for the investment advisory services noted above, the Company receives fees under certain of its agreements which vary based on specified performance measures, for example, when a separate account exceeds a specified benchmark or contractual hurdle over a contractual performance period. Currently, all of the Company’s contracts of this nature specify a quarterly performance period. These fees are earned once account returns have exceeded these specified performance measures for the performance period and are calculated as a percentage of account returns. Currently, fees of this nature represent a small portion of the Company’s advisory fee revenue, but these performance fees are considered variable consideration as the uncertainty is dependent on the value of the assets at future points in time as well as meeting a specified hurdle rate, both of which are highly susceptible to factors outside the Company’s influence. Revenues are recognized in the period following the conclusion of the performance period specified in the respective contract since this is the point at which the Company can conclude that a significant reversal will not occur. Therefore, performance fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Commissions

Brokerage commissions: The Company buys and sells securities on behalf of its customers through its arrangements with it clearing firms. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and clearing expenses are recorded each month based upon the trade date, which is the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Investment Banking

Syndication and private placement commissions: The Company participates in the syndication of public securities offerings and in private placement offerings for business entities that want to raise funds through a sale of securities. With respect to public securities offerings, the Company may make a commitment to acquire securities from the issuer, or the Company may participate in the syndication group on a best efforts, non-committed basis. With respect to private placement offerings, the performance obligation is the consummation of the sale of securities of the issuer. Revenues are earned from fees arising from these securities offerings, and are recognized when the performance obligation is satisfied, generally the trade date. The Company believes that the trade date is the appropriate point in time to recognize revenue for these securities transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

M&A advisory fees: The Company provides advisory services on an ongoing basis related to mergers and acquisitions (M&A). Revenue is recognized over time for these advisory arrangements, given that under the relevant agreements, the performance obligations are simultaneously provided by the Company and consumed by the customer.

Costs to Obtain or Fulfill a Contract with a Customer: Under FASB ASC 606, the incremental costs of obtaining a contract with a customer are required to be capitalized if the costs (1) relate directly to an existing contract or anticipated contract, (2) generate or enhance resources that will be used to satisfy performance obligations in the future, and (3) are expected to be recovered. The Company has not incurred material costs to date which meet these conditions. Under FASB ASC 606, costs of this nature, including fees to third-party recruiters and bonuses to employees, would be included in contract acquisition costs, net in the consolidated statements of financial condition and would be amortized over the estimated customer relationship period.

Income Taxes

Generally, Tectonic does not pay federal income taxes and accordingly, does not record federal income tax expense or liabilities. Income/losses allocated to the members are reported in their respective individual tax returns. Although Tectonic is not a taxpaying entity for federal income tax purposes, it is subject to Texas

TECTONIC HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2018

franchise tax which is imposed on an entity’s margin rather than on its net income, however certain aspects of the tax make it similar to an income tax. During the nine months ended September 30, 2018 and 2017, Tectonic recognized $16,865 and $17,000, respectively, in franchise tax expense, which is included in other operating expenses in the statements of income.

Tectonic’s policy is to recognize potential interest and penalties related to income tax matters in income tax expense. Tectonic believes it has appropriate support for the income tax positions taken and to be taken on its income tax returns and that its accruals for tax liabilities are adequate for all open years based on an assessment of many factors, including past experience and interpretations of tax law applied to the facts of each matter.

Under the new centralized partnership audit rules effective for tax years beginning after 2017, the Internal Revenue Service (“IRS”) assesses and collects underpayments of tax from the partnership instead of from each partner. The partnership may be able to pass the adjustments through to its partners by making a push-out election or, if eligible, by electing out of the centralized partnership audit rules.

The collection of tax from the partnership is only an administrative convenience for the IRS to collect any underpayment of income taxes including interest and penalties. Income taxes on partnership income, regardless of who pays the tax or when the tax is paid, is attributed to the partners. Any payment made by the partnership as a result of an IRS examination will be treated as a distribution from the partnership to the partners in the financial statements.

Unit Based Compensation

The Company has a unit-based employee compensation plan, which is described more fully in Note 15. The Company accounts for its unit-based compensation in accordance with applicable accounting guidance for share-based payments. This guidance requires all share-based payments to be recognized on the consolidated statements of income based on their fair values. Compensation costs for awards with graded vesting are recognized on a straight-line basis over the anticipated vesting period.

Advertising

Advertising costs are expensed as incurred. Advertising expense was $925 and $34,234 for the nine months ended September 30, 2018 and 2017, respectively, and is included within other operating expenses on the consolidated statements of income.

Variable Interest Entities

The accounting guidance which addresses variable interests and variable interest entities (“VIE”) is contained within FASB ASC 810, Consolidation, and requires an analysis of whether variable interests exist, whether those variable interests give rise to a VIE, and a qualitative determination of the primary beneficiary of any such VIE. Examples of situations that potentially give rise to variable interests include loans, especially subordinated loans, guarantees, equity investments, put options, and forward contracts, among others. These situations are seen as indications that equity investors in the entity, by design, do not have sufficient equity at risk to enable the entity to finance its own activities without additional support. When variable interests exist, the guidance looks to whether, as a group, the holders of the equity investment at risk lack any of the following:

•	direct or indirect ability to make decisions regarding operations for the entity (indicating that another, likely the outside “sponsor” entity, is in control of key decisions), or
•	the risk for absorption of losses from the entity, or
•	the right to receive the residual returns of the entity.

If the holders of the equity investment lack any of the above, the entity is deemed to be a VIE. An entity shall consolidate a VIE when that entity has a variable interest (or combination of variable interests) that provides the entity with a controlling financial interest. The entity with the controlling financial interest is deemed to be the Primary Beneficiary, which consolidates the VIE. See Note 12.

TECTONIC HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2018

Note 2.	Recent Accounting Pronouncements

ASU 2014-09, “Revenue from Contracts with Customers (Topic 606).” ASU 2014-09 implements a common revenue standard that clarifies the principles for recognizing revenue. The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company’s revenue is comprised of net interest income on financial assets and financial liabilities, which is explicitly excluded from the scope of ASU 2014-09, and non-interest income. The Company adopted the standard in the first quarter of 2018, and its adoption did not have a significant impact on the Company’s financial statements.

ASU 2016-02, Leases (Topic 842). ASU 2016-02 will, among other things, require lessees to recognize a lease liability, which is a lessee‘s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. ASU 2016-02 does not significantly change lease accounting requirements applicable to lessors; however, certain changes were made to align, where necessary, lessor accounting with the lessee accounting model. ASU 2016-2 will be adopted by the Company on January 1, 2019 and will require transition using a modified retrospective approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The Company continues to evaluate the provisions of the new lease standard and the impact it will have on the Company’s financial statements.

ASU 2018-13, “Fair Value Measurement (Topic 820) - Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement.” ASU 2018-13 modifies the disclosure requirements on fair value measurements in Topic 820. The amendments in this update remove disclosures that no longer are considered cost beneficial, modify/clarify the specific requirements of certain disclosures, and add disclosure requirements identified as relevant. ASU 2018-13 will be effective for us on January 1, 2020, with early adoption permitted, and is not expected to have a significant impact on the Company’s financial statements.

Note 3.	Business Acquisitions

On February 1, 2017, Tectonic acquired 100 percent of Sanders Morris, HWG and MGF from Summer Wealth Management, LLC (“Summer Wealth”). As a result of the acquisition, Tectonic and its investors seek to increase the value of their investment by growing existing business and forming new client relationships.

The transactions created a bargain purchase gain which is disclosed on the consolidated statements of income. The acquisition price was based on regulatory net capital, which does not recognize the value of certain assets defined as non-allowable under the relevant regulations. The fair values of these non-allowable assets, which the company was able to monetize shortly after the acquisition was completed, gave rise to the bargain purchase gain.

There was an adjustment made to the bargain purchase price in the fourth quarter for the contingent deferred earn-out liability of $725,668, based on actual results of SMH and MGF for the year ended December 31, 2017. This additional liability reduced the bargain purchase gain from $1,444,975 to $719,307.

TECTONIC HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2018

The following table summarizes the consideration paid and the amount recognized for the assets acquired and liabilities assumed at the acquisition date:

Consideration
Cash transferred at closing	$1,119,266
Payable related to post-closing adjustments	133,663
Contingent deferred earn-out liability	1,438,031
Total consideration	2,690,960
Recognized amounts of identifiable net assets
Cash and cash equivalents	2,506,457
Accounts receivable	104,772
Receivable from related parties	770,113
Notes receivable	43,974
Deposits with clearing organizations	300,000
Other current assets	266,476
Furniture, equipment and leasehold improvements	300,000
Other long-term assets	800,000
Accounts payable and accrued liabilities	(412,818)
Accrued compensation	(102,082)
Payable to related parties	(1,166,625)
Net assets recognized	3,410,267
Excess of net assets over consideration, recognized as a bargain purchase gain	$719,307

On January 31, 2018, Tectonic acquired Summer Wealth, from whom they had acquired Sanders Morris, HWG, and MGF. The acquisition had the effect of extinguishing the indemnification obligations of Summer Wealth to Tectonic, and of terminating Tectonic’s earn-out obligations to Summer Wealth related to the 2017 acquisition. The termination of the earn-out obligations resulted a bargain purchase gain on the acquisition of Summer Wealth totaling approximately $1.7 million during the nine months ended September 30, 2018.

Note 4.	T Acquisition, Inc. Divestiture

Effective May 15, 2017, a former subsidiary of Tectonic, T Acquisition, Inc., acquired T Bancshares, Inc., the bank holding company of T Bank, NA. The acquisition was funded through funds raised under a private offering of Tectonic, both from existing and new members. The total raised was $25,175,000, and of this amount, $23,975,000 was contributed to T Acquisition, Inc. Just prior to the acquisition, the shares in T Acquisition, Inc. were distributed to the members of Tectonic. The only assets and liabilities in T Acquisition, Inc. at the time of the distribution was the $23,975,000 of cash. This resulted in the members of Tectonic owning the shares of T Acquisition, Inc., and upon the closing, its indirect subsidiary, T Bank, NA.

Shares of T Bancshares, Inc. held by Tectonic Advisors prior to Tectonic Advisors’ acquisition by Tectonic were redeemed as a result of the transaction through which T Acquisition, Inc. acquired T Bancshares, Inc. Tectonic Advisors received $29,903 in proceeds on the redemption of its shares.

Note 5.	Business Overview

The acquisition of Sanders Morris, HWG and MGF added brokerage and insurance services to the Company’s offerings and increased the scope of the Company’s investment advisory business. The acquisition of T Bancshares, Inc. by T Acquisition, Inc. did not affect the advisory services provided to T Bank, which represents a material portion of the business of Tectonic Advisors. Following the acquisition, T Bank is considered a related party to the Company. See Note 11.

TECTONIC HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2018

For the nine months ended September 30, 2018 and 2017, brokerage revenues represent 48% and 44%, or approximately $6.3 million and $4.4 million, respectively, of the total revenue reported on the consolidated statement of income.

For the nine months ended September 30, 2018 and 2017, investment advisory revenues represent 50% and 55%, or approximately $6.5 million and $5.4 million, respectively, of the total revenue reported on the consolidated statement of income.

Commissions, compensation and benefits, and related expenses represent the Company’s largest expense. These expenses can be generally allocated between the Company’s brokerage and investment advisory business. For the nine months ended September 30, 2018 and 2017, compensation, commissions and related expenses allocable to the Company’s brokerage activities make up approximately 75% and 65% of these expenses, or approximately $7.2 million and $4.3 million, respectively The investment advisory business represents approximately 25% and 35% of these expenses, or approximately $2.4 million and $2.3 million on the consolidated statement of income for the nine months ended September 30, 2018 and 2017, respectively.

Note 6.	Fair Value Measurements

FASB ASC Topic 820, Fair Value Measurement (“ASC 820”) establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active;

Level 3 Prices or valuations that require the Company’s own assumptions and inputs that are both significant to the fair value measurement and are unobservable.

The following table represents the fair value of the securities available for sale and contingent liabilities as of September 30, 2018 and December 31, 2017:

	Level 1	Level 2	Level 3	Total
As of September 30, 2018:
Securities available for sale	$1,324	$—	$—	$1,324
Total assets as of September 30, 2018	$1,324	$—	$—	$1,324

As of December 31, 2017:
Securities available for sale	$1,230	$—	$—	$1,230
Total assets as of December 31, 2017	$1,230	$—	$—	$1,230

Contingent liability on business acquisition	$—	$—	$1,438,031	$1,438,031

TECTONIC HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2018

Note 7.	Deposits with Clearing Organizations

Under its clearing agreements, the Company is required to maintain a certain level of cash or securities on deposit with clearing organizations. Should the clearing organizations suffer a loss due to the failure of a customer of the Company to complete a transaction, the Company is required to indemnify the clearing organizations. The Company had $300,000 on deposit as of both September 30, 2018 and December 31, 2017, with clearing organizations to meet this requirement.

Note 8.	Intangible Asset

An intangible asset in the amount of $14,112,450 was recorded as a result of Tectonic’s acquisition of Tectonic Advisors in 2015. The intangible asset relates to an investment advisory agreement (“Agreement”) under which Tectonic Advisors provides advisory and ongoing due diligence services to T Bank, NA related to the T Bank Pooled Funds (“Pooled Funds”). The intangible asset is classified as indefinite-lived. The terms of the Agreement include provisions for automatic one-year renewals indefinitely, absent notification by either party. There is an ongoing relationship between Tectonic Advisors and T Bank, under which Tectonic Advisors has provided these services since the inception of both the T Bank Pooled Funds and Tectonic Advisors itself, with agreements being extended and/or amended throughout the past 12 years. Therefore, the Company believes this relationship and therefore the intangible asset will continue into perpetuity, contributing directly to the future cash flows of the Company for an indefinite number of years.

The intangible asset is subject to annual impairment testing, or more frequent testing if events or changes in circumstances indicate that it is more likely than not that the asset is impaired. The Company’s impairment assessment first requires evaluating qualitative factors to determine if the carrying value would more likely than not exceed its fair value. If the Company concludes, based on the qualitative assessment, that the carrying value would more likely than not exceed its fair value; the Company would perform a two-step quantitative impairment test. When a quantitative assessment is performed, the first step is to identify a potential impairment, and the second step measures the amount of the impairment loss, if any. An intangible asset is deemed to be impaired if the carrying amount of the asset exceeds its estimated fair value. The use of this method requires the estimation of future cash flows and the determination of a discount rate in order to calculate the present value of the cash flows. The Company performs its annual impairment test on December 31 each year.

The Company performed the qualitative assessment, and no impairment of the intangible asset was indicated as of September 30, 2018 and December 31, 2017; therefore, there were no changes recorded in the value of the intangible asset during the nine months ended September 30, 2018 and the year ended December 31, 2017.

It is reasonably possible that the judgments and estimates utilized in the testing, which include a number of factors, could differ from actual results, potentially resulting in recognition of impairment in future periods.

Note 9.	Property and Equipment

Property and equipment at September 30, 2018 and December 31, 2017 consists of:

	September 30, 2018	December 31, 2017	Depreciable Lives
Furniture and fixtures	$279,721	$279,721	3 Years
Equipment and software	1,057,937	1,027,875	3 - 4 Years
Leasehold Improvements	166,702	166,702	5 Years
Accumulated depreciation	(656,959)	(362,480)
Furniture, equipment and leashold improvements, net	$847,401	$1,111,818

Depreciation expense for the nine months ended September 30, 2018 and 2017 was $294,479 and $229,971, respectively.

TECTONIC HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2018

Note 10.	Guarantees

In May 2017 Tectonic, along with Tectonic Advisors and Sanders Morris, guaranteed bank stock loan debt of T Bancshares, Inc. with TIB The Independent Bankersbank, N.A., (“TIB”) in the amount of $12,000,000 related to the acquisition of T Bancshares, Inc. and its subsidiary, T Bank, NA by T Acquisition, Inc. (“Guarantee”). The loan bears interest at Prime plus 0.75%, adjusting daily. The Guarantee matures, along with the bank stock loan debt, on May 11, 2020. Portions of this debt were refinanced during 2017, and as of December 31, 2017, $4,000,000 remained outstanding under this facility. In March 2018, an additional $2,000,000 of this facility was refinanced, and the guarantee was released. Therefore, as of September 30, 2018, there is no guarantee related to this facility. T Bancshares, Inc. was in compliance with all covenants under the loan agreement as of December 31, 2017, and no claims were made under the Guarantee. Neither Tectonic nor its subsidiaries guaranteed the facilities through which this debt was refinanced.

During September 2014, Tectonic Advisors entered into a corporate guarantee with respect to a loan made by Community National Bank (“CNB”) in Corsicana, Texas to III to I Greenville TC, LP (“Greenville TC”). A member of Tectonic, who is also a director of the Board of Managers of Services, is also a member in Greenville TC’s general partner. The guarantee remained in effect until February 17, 2017, at which time the related debt was refinanced, and Tectonic Advisors was released from the guarantee.

Note 11.	Related Party Transactions

Management agreements with Services: In February 2015, Tectonic Advisors entered into a management services agreement (the “Services-Advisors Management Services Agreement”) with Services. Services is the Managing Member of Tectonic Advisors. The owners of Services together own approximately 70% of Tectonic, which as discussed in Note 1, wholly owns Tectonic Advisors. Under the Services-Advisors Management Agreement, Tectonic Advisors paid Services $25,000 monthly for management services to assist Tectonic Advisors in conducting business operations and accomplishing strategic objectives. In February 2017, the Services-Advisors Management Agreement was amended to include Sanders Morris, MGF and HWG. The agreement was again revised on October 1, 2017 (“Amended Management Services Agreement”). Under the Amended Management Services Agreement, Tectonic Advisors, Sanders Morris, MGF and HWG paid $15,000, $4,000, $1,000, and $1,000 monthly, respectively to Services. During the nine months ended September 30, 2018 and 2017, the Company incurred $264,853 and $240,321, respectively, under the Amended Management Services Agreement, which is included in other operating expenses on the consolidated statements of income. There was $1,000 payable to Services under these agreements as of both September 30, 2018 and December 31, 2017.

T Bank advisory agreement: Effective May 15, 2017, the owners of Tectonic participated in an acquisition of T Bank, NA, under which Tectonic caused the formation of a subsidiary, T Acquisition, Inc., the stock of which was then distributed to the owners of Tectonic. Subsequent to the distribution, T Acquisition, Inc. acquired T Bank, NA through an indirect merger with its bank holding company. The transaction resulted in T Acquisition, Inc. becoming the top-tier bank holding company of T Bank, NA, and in the ownership of T Bank, NA and Tectonic being substantially similar. Therefore, effective May 15, 2017, T Bank, NA is a related party of Tectonic.

In April 2006, Tectonic Advisors entered into an advisory services agreement with T Bank, NA with respect to its T Bank Pooled Funds. This agreement was subsequently amended a number of times. The current agreement is dated May 14, 2015, prior to T Bank’s becoming a related party to the Company. Under this agreement, Tectonic Advisors provides advisory services to T Bank, NA for the T Bank Pooled Funds, providing manager selections to the T Bank’s trust committee, and performing ongoing research and due diligence. Under this agreement, Tectonic Advisors earned $3,367,432 and $3,250,993 during the nine months ended September 30, 2018 and 2017, respectively, which is included in investment advisory and other related services in the accompanying consolidated statements of income. Tectonic Advisors had $582,984 and $579,491 in fees receivable under this agreement as of September 30, 2018 and December 31, 2017, respectively.

TECTONIC HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2018

Advisors’ service agreements: In January 2006, Tectonic Advisors entered into a services agreement (the “Advisors CWA Services Agreement”) with Cain Watters & Associates, LLC (“CWA”). The owners of CWA together hold approximately 33% ownership in Tectonic, which as discussed in Note 1, wholly owns Tectonic Advisors. Under the Advisors CWA Services Agreement, CWA pays Tectonic Advisors for due diligence and research services on investment alternatives available to CWA’s clients. During the nine months ended September 30, 2018 and 2017, Tectonic Advisors earned $1,044,775 and $901,987, respectively, under the Advisors CWA Services Agreement. These fees are included in investment advisory and other related services in the accompanying consolidated statements of income. Tectonic Advisors had $173,866 and $61,170 in fees receivable related to these services at September 30, 2018 and December 31, 2017, respectively.

CWA Fee Allocation Agreement: In January 2006, Tectonic Advisors entered into an agreement (the “Fee Allocation Agreement”) with CWA with reference to its advisory agreement with T Bank. Tectonic Advisors had $181,491 and $179,260 payable to CWA related to this agreement at September 30, 2018 and December 31, 2017, respectively, which are included in the accounts payable, related parties line items on the consolidated balance sheets.

Tectonic and T Bank expense sharing agreement: On February 5, 2017, T Bank, NA and Tectonic entered into an agreement under which each Tectonic and T Bank provides reimbursement, as appropriate, for operating expenses, fees and costs which are allocable to the other. For the nine months ended September 30, 2018, Tectonic incurred costs borne by T Bank of $182,557 under the expense sharing agreement, which is included in other operating expenses on the consolidated statements of income. Tectonic had $62,659 and $218,813 payable to TBank related to this agreement at September 30, 2018 and December 31, 2017, respectively, which is included in the accrued payables line item on the consolidated balance sheets.

DCFH loan: Tectonic Advisors has an unsecured note payable with Dental Community Financial Holdings, Ltd. (“DCFH”), an entity which has as its general partner a corporation owned by one of the members of the board of Services, the LLC Manager of Tectonic. On January 1, 2017, Tectonic Advisors and DCFH entered into an agreement under which the outstanding principal and interest were rolled into the new principal amount of $7,352,623. The initial interest rate was 18% for the first six months, after which the interest rate changes to 10% for the remaining fifty-four months, during which interest of $66,948 is remitted monthly. The initial interest was to be paid in kind (“PIK”), and therefore, increased the principal balance. The loan matures on December 31, 2021. For the nine months ended September 30, 2018 and 2017, Tectonic Advisors incurred interest of $602,536 and $882,034, respectively. There was no accrued interest balance as of September 30, 2018 and December 31, 2017. As of September 30, 2018 and December 31, 2017, Tectonic Advisors’ note payable balance was $8,033,812, respectively.

Other miscellaneous related party transactions resulted in other amounts due from related parties in the amounts of $36,178 and $5,849, included within accounts receivable, related parties on the consolidated balance sheets as of September 30, 2018 and December 31, 2017.

Recruitment incentive note receivable: Notes receivable, related parties represents amounts provided to or paid on behalf of financial advisors primarily as a recruitment incentive. Amounts provided to financial advisors as notes receivable, related parties are forgiven on a fixed repayment schedule, and forgiven amounts result in the recognition of compensation expense to the payee. The amortization period for the notes receivable, related parties does not exceed three years.

Notes receivable, related parties was $72,640 and $120,662 as of September 30, 2018 and December 31, 2017, respectively. For the nine months ended September 30, 2018, the Company recognized $52,838 in compensation expense in relation to the forgiven notes receivable. There was no compensation expense recognized related to these notes receivable for the nine months ended September 30, 2017.

TECTONIC HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2018

Note 12.	Variable Interests Entities, and Bad Debt Expense

As discussed in Note 10, during September 2014, Tectonic Advisors entered into a corporate guarantee with respect to a loan made by CNB to Greenville TC. Related to this guarantee, the Company determined that Greenville TC was a VIE, as the debt guarantee provided by Tectonic Advisors represented a variable interest. Although the Company held a variable interest in Greenville TC as of December 31, 2016, it was not the primary beneficiary of Greenville TC because the terms of the guarantee did not provide the Company with the power to make decisions about the activities of Greenville TC that most significantly impact its economic performance. Accordingly, the Company did not consolidate the accounts of Greenville TC in its financial statements. As noted in Note 10, the guarantee was released effective February 17, 2017, and therefore, Greenville TC is no longer a VIE of the Company.

Note 13.	Other Operating Expenses

Expenses included in other operating expense on the Statements of Income for the nine months ended September 30, 2018 and 2017 are made up of the following:

	For the nine months ended September 30,
	2018	2017
Other operating expenses:
Office expense	$345,286	$411,712
Management fees	264,853	240,321
Facilities	502,518	307,042
Consulting and audit fees	150,368	255,330
Insurance	184,631	179,474
Other expense	479,935	299,725
Total other operating expenses	$1,927,590	$1,693,603

The management fees noted above are discussed in Note 11.

Note 14.	Employee Benefit Plan

Substantially all employees of the Company are covered by an employer-sponsored defined contribution retirement plan, the Tectonic Retirement Plan & Trust (the “Plan”). Tectonic Advisors and Sanders Morris are both adopting employers under the plan, and under the plan’s safe harbor provision, are required to contribute 3% of a participant’s compensation to the Plan. Under the Plan, the Company made required safe harbor contributions related to the plan years for the nine months ended September 30, 2018 and 2017 of $114,798 and $74,012, respectively. As of September 30, 2018 and December 31, 2017, $20,232 and $69,030, respectively, was accrued as payable to the Plan. At its discretion, the Company may also make additional annual contributions to the Plan. Any discretionary contributions are allocated to employees in the proportion of employee contributions to the total contributions of all participants in the Plan. No discretionary contributions were made for 2017, and none are contemplated or accrued for 2018. Contributions to the Plan are invested as directed by the Trustees of the Plan.

Note 15.	Unit Based Compensation Plans

Tectonic’s Board of Managers (the “Board”) adopted the Tectonic Holdings, LLC 2017 Equity Incentive Plan (“2017 Plan”). The 2017 Plan is administered by the Compensation Committee of the Board and authorizes the granting of options, unit appreciation rights, and restricted units to employees, directors and consultants in order to promote the success of the Company’s business. Incentive unit options may be granted only to employees of the Company. The Board reserved 250,000 authorized units for the 2017 Plan. The term of each option is no longer than 10 years from the date of the grant.

TECTONIC HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2018

The Company accounts for unit-based employee compensation plans using the fair value-based method of accounting. The fair value of each option award is estimated on the date of grant by a third party using a closed form option valuation (Black-Scholes) model.

The Board granted 145,000 unit options with an exercise price of $3.55 during the second quarter of 2017. A summary of the assumptions used in calculating the fair value of the option awards are as follows:

Expected life in years	10
Expected volatility	44%
Dividend yield	2%
Fair value per option	$1.21

These options vest on the fourth anniversary of the grant date, May 15, 2021. Tectonic is recording compensation expense on a straight-line basis over the 4-year vesting period. Tectonic recorded $32,784 and $16,692 in compensation expense for nine months ended September 30, 2018 and 2017, respectively, in connection with the unit compensation plans. As of September 30, 2018 and December 31, 2017 there was $114,925 and $158,758, respectively, of total unrecognized compensation cost.

The following is a summary of activity in the 2017 Plan for the period-ended September 30, 2018 and year ended December 31, 2017:

	Number of Units Underlying Options	Weighted Average Exercise Prices	Weighted Average Contractual Life in Years
Outstanding at January 1, 2017	—	$—	—
Granted	145,000	3.55	—
Exercised	—	—	—
Forfeited	—	—	—
Outstanding at December 31, 2017	145,000	$3.55	9.4
Granted	—	—	—
Exercised	—	—	—
Forfeited	—	—	—
Outstanding at September 30, 2018	145,000	$3.55	9.4
Exercisable at September 30, 2018 and December 31, 2017	—
Available for grant at September 30, 2018 and December 31, 2017	105,000

The weighted-average grant date fair value of the options for the year ended December 31, 2017 was $1.21.

Note 16.	Customer Concentration

One customer represented 26.0% of total revenues for the nine months ended September 30, 2018. The customer is a related party and the amounts due from this customer are $582,984 at September 30, 2018.

One customer represented 32.8% of total revenues for the nine months ended September 30, 2017. The customer is a related party and the amounts due from this customer are $579,491 at December 31, 2017.

Note 17.	Commitments and Contingencies

Sanders Morris has uncommitted financing arrangements with clearing brokers that finance its customer accounts, certain broker-dealer balances, and firm trading positions. Although these customer accounts and broker-dealer balances are not reflected on the consolidated balance sheets for financial reporting purposes, Sanders Morris has generally agreed to indemnify these clearing brokers for losses they may sustain in

TECTONIC HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2018

connection with the accounts, and therefore, retains risk on these accounts. Sanders Morris is required to maintain certain cash or securities on deposit with its clearing brokers. Deposits with clearing organizations were $300,000 as of September 30, 2018 and December 31, 2017, respectively.

The Company’s rental expense for operating leases was $431,976 and $304,871 for the nine months ended September 30, 2018 and 2017, respectively. Certain of the leases contain provisions for renewal options, escalation clauses based on increases in certain costs incurred by the lessor, as well as free rent periods and tenant improvement allowances. The Company amortizes office lease incentives and rent escalations on a straight-line basis over the life of the respective leases. The Company has obligations under operating leases that expire between 2020 and 2022 with initial non-cancellable terms in excess of one year.

The future rental commitment under the lease is due as follows:

2018	$87,080
2019	470,903
2020	483,577
2021	182,441
2022	49,286
2023 and thereafter	0
Total minimum rental payments	1,273,287
Less: Minimum sublease rentals	(291,607)
Net minimum rental payments	$981,680
Note 18.	Litigation

The Company may be subject to various claims and legal proceedings that arise in the ordinary course of its business from time to time. The Company will make provisions for a potential liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. No provision relating to claims or litigation was recorded at September 30, 2018 or December 31, 2017.

Note 19.	Subsequent Events

The Company has evaluated subsequent events through February 6, 2019, which is the date these financial statements were available for issuance.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Members of
Tectonic Holdings, LLC and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Tectonic Holdings, LLC and subsidiaries (the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of operations, members’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WHITLEY PENN LLP

We have served as the Company's auditor since 2018.

Dallas, TX
September 15, 2018

TECTONIC HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2017	2016
Assets
Current assets
Cash and cash equivalents	$5,935,370	$1,796,269
Accounts receivable	617,097	25,376
Accounts receivable, related parties	646,510	731,331
Prepaid expenses and other current assets	559,557	61,777
Note receivable, current portion	5,679	—
Notes receivable, related parties, current portion	62,368	—
Total current assets	7,826,581	2,614,753

Property and equipment, net	1,111,818	874,231
Investments	101,230	24,973
Deposits	353,606	11,111
Intangible asset	14,112,450	14,112,450
Note receivable	1,483	—
Notes receivable, related parties	58,294	—
Total assets	$23,565,462	$17,637,518

Liabilities and Members' Equity

Current liabilities
Accounts payable	$851,657	$157,889
Accounts payable, related parties	399,073	162,549
Contingent liability on business acquisition, current portion	625,225	—
Accrued interest payable	—	2,618,537
Accrued employee compensation and benefits	877,312	13,963
Deferred revenue	21,582	—
Deferred rent	18,608	2,397
Total current liabilities	2,793,457	2,955,335

Contingent liability on business acquisition	812,806	—
Note payable, related party	8,033,812	4,734,085
Total liabilities	11,640,075	7,689,420

Commitment and contingencies

Members' equity	11,925,387	9,948,098
Total members' equity	11,925,387	9,948,098
Total liabilities and members' equity	$23,565,462	$17,637,518

See Notes to the Consolidated Financial Statements.

TECTONIC HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,
	2017	2016
Revenues:
Investment advisory and other related services	$7,493,081	$5,004,138
Commissions on brokerage activities and other products	6,221,614	—
Other revenue	164,655	50,000
Total revenues	13,879,350	5,054,138

Operating expenses:
Research and money management direct costs	245,964	71,093
Clearing and execution fees	734,645	—
Commissions	1,298,956	—
Employee compensation and benefits	3,875,578	702,895
Legal and professional fees	448,935	359,327
Depreciation	313,441	28,646
Bad debt expense	—	3,401,033
Other operating expenses	2,628,080	1,087,284
Total operating expenses	9,545,599	5,650,278

Other income (expense):
Other income	36,134	—
Interest income	119	—
Interest expense	(1,082,880)	(854,399)
Gain on bargain purchase	719,307	—
Gain on sale of assets	261	44,789
Total other expense	(327,059)	(809,610)
Net income (loss)	$4,006,692	$(1,405,750)

See Notes to the Consolidated Financial Statements.

TECTONIC HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY

Years Ended December 31, 2017 and 2016
Balance, December 31, 2015	$10,096,705
Contributions	1,657,143
Distributions	(400,000)
Net loss	(1,405,750)

Balance, December 31, 2016	9,948,098
Contributions	25,517,856
Distributions	(27,575,000)
Unit compensation expense	27,741
Net income	4,006,692
Balance, December 31, 2017	$11,925,387

See Notes to the Consolidated Financial Statements.

TECTONIC HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2017	2016
Cash flow from operating activities:
Net income (loss)	$4,006,692	$(1,405,750)
Adjustment to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	313,441	28,646
Bad debt	—	3,401,033
Forgiveness of notes receivable, related party	30,256	—
Net gain on disposal of financial assets, available-for-sale	(6,479)	(44,789)
PIK interest added to note payable	681,190	—
Unit based compensation	27,741	—
Changes in operating assets and liabilities:
Receivables	(474,449)	247,179
Receivables from related parties	886,878	(172,609)
Deposits	(54,995)	—
Prepaid expenses and other current assets	(230,985)	(32,108)
Investments	—	(48)
Accounts payable and accrued liabilities	1,729,397	112,270
Payable to related parties	(930,101)	(722,375)
Accrued compensation	761,267	(270)
Deferred rent	5,795	2,397
Deferred revenue	21,582	—
Net cash provided by operating activities	6,767,230	1,413,576
Cash flow from investing activities:
Acquisition of business, net of cash acquired	(903,810)	—
Note receivable	4,868	—
Notes receivable, related parties	(150,918)	(756,000)
Purchase of property and equipment	(251,028)	(530,011)
Sale of available for sale securities	729,903	60,520
Net cash used in investing activities	(570,985)	(1,225,491)
Cash flow from financing activities:
Distribution of T-Acquisition, Inc, including cash	(23,975,000)	—
Contributions from members	25,517,856	1,657,143
Distributions to members	(3,600,000)	(400,000)
Net cash (used in) provided by financing activities	(2,057,144)	1,257,143
Net increase in cash and cash equivalents	4,139,101	1,445,228

Cash and cash equivalents, beginning of the year	1,796,269	351,041

Cash and cash equivalents, end of the year	$5,935,370	$1,796,269
Supplemental disclosure of noncash activities:
Accrued interest refinanced through notes payable, related party	$2,618,537	$—
Supplemental cashflow information:
Cash paid for interest	$1,082,880	$1,582,588

See Notes to the Consolidated Financial Statements.

TECTONIC HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017 and 2016

Note 1.	Organization and Summary of Significant Accounting Policies

Organization

Tectonic Holdings, LLC (“Holdings”) is a Texas limited liability company, and was formed on February 5, 2015, for acting as a holding company for a group of entities providing investment advisory and other financial services. Tectonic Services, LLC (“Services”) is its non-member LLC Manager. Holdings acquired Tectonic Advisors, LLC (“Advisors”), a registered investment advisor (“RIA”) with the Securities and Exchange Commission (“SEC”), in exchange for cash and interests in Holdings. This transaction resulted in Advisors becoming a subsidiary of Holdings, and in the recognition of an intangible asset on the financial statement of Holdings. See Note 8.

Effective February 1, 2017, Holdings acquired Sanders Morris Harris LLC (“SMH”), a limited liability company in the state of Texas which is a Financial Industry Regulatory Authority (“FINRA”) registered broker-dealer and an RIA, with HWG Insurance Agency, LLC (“HWG”), its wholly owned subsidiary and Miller-Green Financial Services LLC (“MGF”), also a RIA. See Note 3. Upon the acquisitions by Holdings, the LLC Operating Agreements of SMH and MGF, and that of Holdings, were amended to reflect Holdings as their sole member and parent, and Services as their non-member LLC manager. Holdings, Advisors, SMH, HWG and MGF together comprise Tectonic Holdings, LLC and subsidiaries (“the Company”).

During 2017, Holdings formed T Acquisition, Inc., for the purpose of seeking to acquire T Bancshares, Inc., the bank holding company of T Bank, NA. Effective May 5, 2017, Holdings distributed the shares of T Acquisition, Inc. to its members. Following the distribution, T Acquisition, Inc. acquired T Bancshares, Inc. See Note 4 for more information regarding this transaction.

A summary of significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements is as follows:

Principles of Consolidation

The accompanying consolidated financial statements present the financial position, results of operations and cash flows of the Company in accordance with accounting principles generally accepted in the United States (“GAAP”). The consolidated financial statements include the accounts of the Company. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Among other effects, such changes could result in future impairments of investments, intangible assets, long-lived assets, and long-term liabilities.

Cash and Cash Equivalents

Cash and cash equivalents includes demand deposits with financial institutions which exceeded federally insured limits from time to time; however, the Company has not incurred any losses related to its demand deposits and does not believe it is exposed to any significant credit risk. Highly liquid debt instruments with original maturities of three months or less when purchased are considered to be cash equivalents. SMH is subject to the regulations of the SEC that, among other things, may restrict the withdrawal of cash held at SMH’s clearing firms that are used to collateralize SMH’s trading accounts.

TECTONIC HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017 and 2016

Accounts Receivable

Accounts receivable are carried at the original invoiced amount, less an allowance for doubtful accounts. Management determines the allowance for doubtful accounts by identifying troubled accounts and by using historical experience applied to an aging of accounts. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded when received.

There were no accounts receivable deemed uncollectible as of December 31, 2017 and 2016.

Investments

Investments includes marketable equity securities available for sale as well as securities not readily marketable. Marketable equity securities available for sale are securities that the Company intends to hold for an indefinite period of time, but not necessarily to maturity, which are accounted for under the Financial Accounting Standards Board’s Accounting Standards Codification (“FASB ASC”) 320. Available-for-sale securities are measured at fair value, with unrealized gains and losses reported in other comprehensive income, while realized gains and losses are recorded in current earnings.

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933 or other applicable securities acts, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. Securities in which the Company holds less than a 20% interest for which fair values are not readily available are included in this group. These securities are accounted for under the cost method under FASB ASC 325, Investments - Other. Cost method investments are reported at their cost basis, with income received that represents the Company’s allocable share of net earnings recorded in income, and amounts in excess of the Company’s allocable share of net earnings recorded as a reduction to the investment. As of December 31, 2017, the Company held interests in securities not readily marketable accounted for under the cost method of $100,000. Holdings received $17,264 in income related to these investments during the year ended December 31, 2017. There were no investments held in securities not readily marketable during 2016.

The Company evaluates investments for other-than-temporary impairment on at least an annual basis, and more frequently when economic or market concerns warrant such evaluation. The Company employs a systematic methodology that considers available evidence in evaluating potential impairment of its investments. In the event that the cost of an investment exceeds its fair value, the Company evaluates, among other factors, the magnitude and duration of the decline in fair value; the expected cash flows of the investment; the financial health of the business outlook for the issuer; the performance of the underlying assets for interest in securitized assets; and the Company’s intent and ability to hold the investment.

If it is determined that an available-for-sale equity security or a cost method investment is other than temporarily impaired, including situations when the Company cannot demonstrate its intent and ability to hold the impaired security until its forecasted recovery, the security is written down to its fair value through the statement of operations.

Fair Value of Financial Instruments

The Company calculates the fair value of its assets and liabilities which qualify as financial instruments and includes this information in the notes to consolidated financial statements when the fair value is different than the carrying value of those financial instruments. The fair value of cash and cash equivalents, deposits with clearing organizations, receivables, other assets, prepaid expenses, accounts payable and accrued liabilities approximate cost due to the short period of time to maturity. The carrying value of short and long-term notes receivable and debt also approximates fair value since these instruments bear market rates of interest. None of these instruments are held for trading purposes.

TECTONIC HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017 and 2016

Property and Equipment

Furniture, equipment, and leasehold improvements are recorded and carried at cost, net of accumulated depreciation and amortization. Depreciation of furniture and fixtures, software and equipment is computed on a straight-line basis over a three to five year period. Amortization of leasehold improvements is computed on a straight-line basis over the shorter of the term of the lease or useful life. When assets are retired or otherwise disposed, the cost and related accumulated depreciation or amortization are removed from the accounts and any resulting gain or loss is reflected in net income for the period. The cost of maintenance and repairs is charged to expense as incurred. Significant renewals and betterments are capitalized.

Intangible Assets

The Company considers three categories of classification for intangible assets: (1) intangible assets with definite lives subject to amortization, (2) intangible assets with indefinite lives not subject to amortization and (3) goodwill. The Company determines the useful life of an identifiable intangible asset after considering the specific facts and circumstances related to the intangible asset. Factors considered when determining useful life include the contractual term of any agreements related to the asset, the historical performance of the asset, the long-term strategy for using the asset, any laws which could impact the useful life of the asset, and other economic factors, including competition and specific market conditions. Intangible assets that are deemed to have definite lives would be amortized, primarily on a straight-line basis, over their useful lives, generally ranging from 1 to 20 years.

The Company tests intangible assets determined to have indefinite useful lives for impairment annually, or more frequently if events or circumstances indicate that assets might be impaired. The Company’s assessments concluded that no impairment of its intangible asset was indicated as of December 31, 2017 and 2016. See Note 8.

Notes Receivable

Notes receivable are carried at the contractual amount due, less an allowance for doubtful notes receivable. Management determines the allowance for doubtful notes receivable by monitoring the financial condition of the entities from which notes are receivable. Interest is accrued in accordance with the note agreements. Notes receivable are written off when deemed uncollectible. See Notes 11 and 12.

During the year ended December 31, 2016, management determined that notes receivable of $3,401,034 were uncollectible and wrote the notes off, recognizing bad debt expense of $3,401,034 on the Company’s consolidated statements of operations. As of December 31, 2017 and 2016, the Company had no allowance for doubtful notes receivable or notes receivable, related parties.

Revenue Recognition

Revenue from investment advisory and other related services consists primarily of portfolio management fees. Advisory fees are generally received monthly or quarterly and are recognized as earned. Broker dealer revenue consists of commissions and other brokerage services. Commissions are recognized on the trade date of the related transaction.

Income Taxes

Generally, Holdings does not pay federal income taxes and accordingly does not record federal income tax expense or liabilities. Income/losses allocated to the members are reported in their respective individual tax returns. Although Holdings is not a taxpaying entity for federal income tax purposes, it is subject to Texas franchise tax which is imposed on an entity’s margin rather than on its net income, however certain aspects of the tax make it similar to an income tax. During the years ended December 31, 2017 and 2016, Holdings recognized $17,000 and $7,884, respectively, in franchise tax expense, which is included in other operating expenses in the statements of operations.

TECTONIC HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017 and 2016

Holdings’ policy is to recognize potential interest and penalties related to income tax matters in income tax expense. Holdings believes it has appropriate support for the income tax positions taken and to be taken on its income tax returns and that its accruals for tax liabilities are adequate for all open years based on an assessment of many factors, including past experience and interpretations of tax law applied to the facts of each matter.

Unit Based Compensation

At December 31, 2017, the Company has a unit-based employee compensation plan, which is described more fully in Note 15. The Company accounts for its unit-based compensation in accordance with applicable accounting guidance for share-based payments. This guidance requires all share-based payments to be recognized in the Consolidated Statements of Operations based on their fair values. Compensation costs for awards with graded vesting are recognized on a straight-line basis over the anticipated vesting period.

Advertising

Advertising costs are expensed as incurred. Advertising expense was approximately $34,000 and $15,000 for the year ended December 31, 2017 and 2016, respectively, and is included within other operating expenses on the consolidated statements of operations.

Variable Interest Entities

The accounting guidance which addresses variable interests and variable interest entities (“VIE”) is contained within FASB ASC 810, Consolidation, and requires an analysis of whether variable interests exist, whether those variable interests give rise to a VIE, and a qualitative determination of the primary beneficiary of any such VIE. Examples of situations that potentially give rise to variable interests include loans, especially subordinated loans, guarantees, equity investments, put options, and forward contracts, among others. These situations are seen as indications that equity investors in the entity, by design, do not have sufficient equity at risk to enable the entity to finance its own activities without additional support. When variable interests exist, the guidance looks to whether, as a group, the holders of the equity investment at risk lack any of the following:

•	direct or indirect ability to make decisions regarding operations for the entity (indicating that another, likely the outside “sponsor” entity, is in control of key decisions), or
•	the risk for absorption of losses from the entity, or
•	the right to receive the residual returns of the entity.

If the holders of the equity investment lack any of the above, the entity is deemed to be a VIE. An entity shall consolidate a VIE when that entity has a variable interest (or combination of variable interests) that provides the entity with a controlling financial interest. The entity with the controlling financial interest is deemed to be the Primary Beneficiary, which consolidates the VIE. See Note 12.

Note 2.	Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to its customers. The new standard will supersede much of the existing authoritative literature for revenue recognition. The standard and related amendments will be effective for the Company in 2019. Entities are allowed to transition to the new standard by either retrospective application or recognition of the cumulative effect. The Company believes the estimated impact will be immaterial on the consolidated financial statements.

ASU 2016-01, Financial Instruments – Overall (Subtopic 825-10) - Recognition and Measurement of Financial Assets and Financial Liabilities. ASU 2016-1, among other things, (i) requires equity investments, with certain exceptions, to be measured at fair value with changes in fair value recognized in net income,

TECTONIC HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017 and 2016

(ii) simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment, (iii) eliminates the requirement for public business entities to disclose the methods and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet, (iv) requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes, (v) requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments, (vi) requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset on the balance sheet or the accompanying notes to the financial statements and (viii) clarifies that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale. ASU 2016-1 is effective for the Company on January 1, 2020 and is not expected to have a significant impact on the Company’s financial statements.

ASU 2016-02, Leases (Topic 842). ASU 2016-02 will, among other things, require lessees to recognize a lease liability, which is a lessee‘s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. ASU 2016-02 does not significantly change lease accounting requirements applicable to lessors; however, certain changes were made to align, where necessary, lessor accounting with the lessee accounting model. ASU 2016-2 will be effective on January 1, 2021 and will require transition using a modified retrospective approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The Company continues to evaluate the provisions of the new lease standard and the impact it will have on Holdings’ financial statements.

ASU 2016- 09, Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. ASU 2016-09 will amend current guidance such that all excess tax benefits and tax deficiencies related to share-based payment awards will be recognized as income tax expense or benefit in the income statement during the period in which they occur. Additionally, excess tax benefits will be classified along with other income tax cash flows as an operating activity rather than a financing activity. ASU 2016-09 also provides that any entity can make an entity-wide accounting policy election to either estimate the number of awards that are expected to vest, which is the current requirement, or account for forfeitures when they occur. ASU 2016-09 will be effective on January 1, 2019 and is not expected to have a significant impact on the Company’s financial statements.

ASU 2016-15, Statement of Cash Flows (Topic 230) - Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 provides guidance related to certain cash flow issues in order to reduce the current and potential future diversity in practice. ASU 2016-15 will be effective for the Company on January 1, 2020 and is not expected to have a significant impact on the Company’s financial statements.

Note 3.	Business Acquisition

On February 1, 2017, Holdings acquired 100 percent of SMH, HWG and MGF. As a result of the acquisition, Holdings and its investors seek to increase the value of their investment by growing existing business and forming new client relationships.

The transactions created a bargain purchase gain which is recorded on the Company’s consolidated statements of operations. The acquisition price was based on regulatory net capital, which does not recognize the value of certain assets defined as non-allowable under the relevant regulations. The fair values of these non-allowable assets, which the company was able to monetize shortly after the acquisition was completed, gave rise to the bargain purchase gain.

TECTONIC HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017 and 2016

The following table summarizes the consideration paid and the amount recognized for the assets acquired and liabilities assumed at the acquisition date:

Consideration
Cash transferred at closing	$1,119,266
Payable related to post-closing adjustments	133,663
Contingent deferred earn-out liability	1,438,031
Total consideration	2,690,960
Recognized amounts of identifiable net assets
Cash and cash equivalents	2,506,457
Accounts receivable	104,772
Receivable from related parties	770,113
Notes receivable	43,974
Deposits with clearing organizations	300,000
Other current assets	266,476
Furniture, equipment and leasehold improvements	300,000
Other long-term assets	800,000
Accounts payable and accrued liabilities	(412,818)
Accrued compensation	(102,082)
Payable to related parties	(1,166,625)
Net assets recognized	3,410,267
Excess of net assets over consideration, recognized as a bargain purchase gain	$719,307

The contingent deferred earn-out liability of $1,438,031 represents management’s estimate of the liability for future payments to the former parent of SMH and MGFS, which is based on a percentage of their estimated future revenues from the client relationships existing at the date of the acquisition over the three year period following the acquisition.

Note 4.	T Acquisition, Inc. Divestiture

Effective May 15, 2017, a former subsidiary of Holdings, T Acquisition, Inc., acquired T Bancshares, Inc., the bank holding company of T Bank, NA. The acquisition was funded through funds raised under a private offering of Holdings, both from existing and new members. The total raised was $25,175,000, and of this amount, $23,975,000 was contributed to T Acquisition, Inc. Just prior to the acquisition, the shares in T Acquisition, Inc. were distributed to the members of Holdings. The only assets and liabilities in T Acquisition, Inc. at the time of the distribution was the $23,975,000 of cash. This resulted in the members of Holdings owning the shares of T Acquisition, Inc., and upon the closing, its indirect subsidiary, T Bank, NA.

Shares of T Bancshares, Inc. held by Advisors prior to Advisors’ acquisition by Holdings were redeemed as a result of the transaction through which T Acquisition, Inc. acquired T Bank, NA. Advisors received $29,903 in proceeds on the redemption of its shares.

Note 5.	Business Overview

The acquisition of SMH, HWG and MGF added brokerage and insurance services to the Company’s offerings, and increased the scope of the Company’s investment advisory business. The acquisition of T Bancshares, Inc. by T Acquisition, Inc. did not affect the advisory services provided to T Bank, which represents a material portion of the business of Advisors. Following the acquisition, T Bank is considered a related party to the Company. See Note 11.

TECTONIC HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017 and 2016

For the year ended December 31, 2017, brokerage and investment advisory revenues represent 45% and 54%, or approximately $6.2 million and $7.5 million, respectively, of the total revenue shown on the Company’s consolidated statement of operations. Commissions, compensation and benefits, and related expenses represent the Company’s largest expense. These expenses can be generally allocated between the Company’s brokerage and investment advisory business. For the year ended December 31, 2017, compensation, commissions and related expenses allocable to the Company’s brokerage activities make up approximately 60% of these expenses, or approximately $3.1 million. The investment advisory business represents approximately 40% of these expenses, or approximately $2 million, on the consolidated statement of operations for the year ended December 31, 2017.

Note 6.	Fair Value Measurements

FASB ASC Topic 820, Fair Value Measurement (“ASC 820”) establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active;

Level 3 Prices or valuations that require the Company's own assumptions and inputs that are both significant to the fair value measurement and are unobservable.

The following table represents the fair value of the securities available for sale and contingent liabilities as of December 31, 2017 and 2016:

	Level 1	Level 2	Level 3	Total
As of December 31, 2017:
Assets:
Securities available for sale	$1,230	$—	$—	$1,230
Liabilities:
Contingent liability on business acquisition	—	—	1,438,031	1,438,031

As of December 31, 2016:
Assets:
Securities available for sale	24,973	—	—	24,973
Note 7.	Deposits with Clearing Organizations

Under its clearing agreements, the Company is required to maintain a certain level of cash or securities on deposit with clearing organizations. Should the clearing organizations suffer a loss due to the failure of a customer of the Company to complete a transaction, the Company is required to indemnify the clearing organizations. The Company had $300,000 on deposit as of December 31, 2017 with clearing organizations to meet this requirement. The Company did not have deposits with clearing organizations as of December 31, 2016.

TECTONIC HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017 and 2016

Note 8.	Intangible Asset

An intangible asset in the amount of $14,112,450 was recorded as a result of Holdings’ acquisition of Advisors in 2015. The intangible asset relates to an investment advisory agreement (“Agreement”) under which Advisors provides advisory and ongoing due diligence services to T Bank, NA related to the T Bank Pooled Funds (“Pooled Funds”). The intangible asset is classified as indefinite-lived. The terms of the Agreement include provisions for automatic one-year renewals indefinitely, absent notification by either party. There is an ongoing relationship between Advisors and T Bank, under which Advisors has provided these services since the inception of both the T Bank Pooled Funds and Advisors itself, with agreements being extended and/or amended throughout the past 12 years. Therefore, the Company believes this relationship and therefore the intangible asset will continue into perpetuity, contributing directly to the future cash flows of the Company for an indefinite number of years.

The intangible asset is subject to annual impairment testing, or more frequent testing if events or changes in circumstances indicate that it is more likely than not that the asset is impaired. The Company’s impairment assessment first requires evaluating qualitative factors to determine if the carrying value would more likely than not exceed its fair value. If the Company concludes, based on the qualitative assessment, that the carrying value would more likely than not exceed its fair value; the Company would perform a two-step quantitative impairment test. When a quantitative assessment is performed, the first step is to identify a potential impairment, and the second step measures the amount of the impairment loss, if any. An intangible asset is deemed to be impaired if the carrying amount of the asset exceeds its estimated fair value. The use of this method requires the estimation of future cash flows and the determination of a discount rate in order to calculate the present value of the cash flows. The Company performs its annual impairment test on December 31 each year.

The Company performed the qualitative assessment, and no impairment of the intangible asset was indicated as of December 31, 2017 and 2016; therefore, there were no changes recorded in the value of the intangible asset during the years ended December 31, 2017 and 2016.

It is reasonably possible that the judgments and estimates utilized in the testing, which include a number of factors, could differ from actual results, potentially resulting in recognition of impairment in future periods.

Note 9.	Property and Equipment

Property and equipment at December 31, 2017 and 2016 consists of:

	2017	2016	Depreciable Lives
Furniture and fixtures	$279,721	$28,907	3 Years
Equipment and software	1,027,875	823,747	3 - 4 Years
Leasehold Improvements	166,702	70,617	5 Years
Accumulated depreciation	(362,480)	(49,040)
Furniture, equipment and leashold improvements, net	$1,111,818	$874,231

Depreciation expense for the years ended December 31, 2017 and 2016 was $313,441 and $28,646, respectively.

Note 10.	Guarantees

In May 2017 Holdings, along with Advisors and SMH, guaranteed bank stock loan debt of T Bancshares, Inc. with TIB The Independent Bankersbank, N.A., (“TIB”) in the amount of $12,000,000 related to the acquisition of T Bancshares, Inc. and its subsidiary, T Bank, NA by T Acquisition, Inc. (“Guarantee”). The loan bears interest at Prime plus 0.75%, adjusting daily. The Guarantee matures, along with the bank stock loan debt, on May 11, 2020. As of December 31, 2017, having refinanced a portion of this debt through other facilities, the outstanding amount under this facility was $4,000,000. T Bancshares, Inc. was in compliance with all covenants

TECTONIC HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017 and 2016

under the loan agreement as of December 31, 2017, and no claims have been made under the Guarantee. The Company was released from the guarantee in early 2018. Neither Holdings nor its subsidiaries guaranteed the facilities through which this debt was refinanced.

During September 2014, Advisors entered into a corporate guarantee with respect to a loan made by Community National Bank (“CNB”) in Corsicana, Texas to III to I Greenville TC, LP (“Greenville TC”). A member of Holdings, who is also a director of the Board of Managers of Services, is also a member in Greenville TC’s general partner. The outstanding balance under the loan as of December 31, 2016 was $4,851,979. The guarantee remained in effect until February 17, 2017, at which time the related debt was refinanced, and Advisors was released from the guarantee.

Note 11.	Related Party Transactions

Management agreements with Services: In February 2015, Advisors entered into a management services agreement (the “Services-Advisors Management Services Agreement”) with Services. Services is the Managing Member of Advisors. The owners of Services together own approximately 70% of Holdings, which as discussed in Note 1, wholly owns Advisors. Under the Services-Advisors Management Agreement, Advisors paid Services $25,000 monthly for management services to assist Advisors in conducting business operations and accomplishing strategic objectives. In February 2017, the Services-Advisors Management Agreement was amended to include SMH, MGF and HWG. The agreement was again revised on October 1, 2017 (“Amended Management Services Agreement”). Under the Amended Management Services Agreement, Advisors, SMH, MGF and HWG paid $15,000, $4,000, $1,000, and $1,000 monthly, respectively to Services. During the years ended December 31, 2017 and 2016, the Company incurred $320,785 and $325,000, respectively, under the Amended Management Services Agreement, which is included in other operating expenses in the consolidated statements of operations. There was $1,000 payable to Services under these agreements as of December 31, 2017, and no amount payable as of December 31, 2016.

T Bank advisory agreement: Effective May 15, 2017, the owners of Holdings participated in an acquisition of T Bank, NA, under which Holdings caused the formation of a subsidiary, T Acquisition, Inc. The stock of T Acquisition, Inc. was then distributed to the owners of Holdings, and subsequent to this, T Acquisition, Inc. acquired T Bank, NA through an indirect merger with its bank holding company. The transaction resulted in T Acquisition, Inc. becoming the top-tier bank holding company of T Bank, NA, and in the ownership of T Bank, NA and Holdings being substantially similar. Therefore, effective May 15, 2017, T Bank, NA is a related party of Holdings.

In April 2006, Advisors entered into an advisory services agreement with T Bank, NA with respect to its T Bank Pooled Funds. This agreement was subsequently amended a number of times. The current agreement is dated May 14, 2015, prior to T Bank’s becoming a related party to the Company. Under this agreement, Advisors provides advisory services to the trust committee of T Bank, NA for the T Bank Pooled Funds, providing manager selections to the committee and ongoing research and due diligence. Under this agreement, Advisors earned $4,380,340 and $3,831,201 during the years ended December 31, 2017 and 2016, respectively, which is included in investment advisory and other related services in the accompanying consolidated statements of operations. Advisors had $579,491 and $521,876 in fees receivable under this agreement as of December 31, 2017 and 2016, respectively.

Advisors’ service agreements: In January 2006, Advisors entered into a services agreement (the “Advisors CWA Services Agreement”) with Cain Watters & Associates, LLC (“CWA”). The owners of CWA together hold approximately 33% ownership in Holdings, which as discussed in Note 1, wholly owns Advisors. Under the Advisors CWA Services Agreement, CWA pays Advisors for due diligence and research services on investment alternatives available to CWA’s clients. During the years ended December 31, 2017 and 2016, Advisors earned

TECTONIC HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017 and 2016

$1,214,993 and $1,137,962, respectively, under the Advisors CWA Services Agreement. These fees are included in investment advisory and other related services in the accompanying consolidated statements of operations. Advisors had $61,170 and $66,403 in fees receivable related to these services at December 31, 2017 and 2016, respectively.

CWA Fee Allocation Agreement: In January 2006, Advisors entered into an agreement (the “Fee Allocation Agreement”) with CWA with reference to its advisory agreement with T Bank. Advisors had $179,260 and $162,549 payable to CWA related to this agreement at December 31, 2017 and 2016, respectively, which are included in the accounts payable, related parties line items in the consolidated balance sheets.

Holdings and T Bank expense sharing agreement: On February 5, 2017, TBank, NA and Holdings entered into an agreement under which each Holdings and T Bank provides reimbursement, as appropriate, for operating expenses, fees and costs which are allocable to the other. For the year ended December 31, 2017, Holdings reimbursed costs borne by T Bank of $218,813 under the expense sharing agreement, which is included in other operating expenses in the consolidated statements of operations. Holdings had $218,813 payable to TBank related to this agreement at December 31, 2017, which is included in the accrued payables line item in the consolidated balance sheets.

DCFH loan: Advisors has an unsecured note payable with Dental Community Financial Holdings, Ltd. (“DCFH”), an entity which has as its general partner a corporation owned by one of the members of the board of Services, the LLC Manager of Tectonic. As of December 31, 2016, the loan bore interest at 18% and had a maturity date of June 30, 2020. On January 1, 2017, Advisors and DCFH entered into an agreement under which the outstanding principal and interest were rolled into the new principal amount of $7,352,623. The initial interest rate was 18% for the first six months, after which the interest rate changes to 10% for the remaining fifty four months, during which interest of $66,948 is remitted monthly. The initial interest was to be paid in kind (“PIK”), and therefore, increased the principal balance. The loan matures on December 31, 2021. For the years ended December 31, 2017 and 2016, Advisors incurred interest of $1,082,880 and $852,135, respectively. As of December 31, 2016, Advisors had an accrued interest balance of $2,618,537. There was no accrued interest balance as of December 31, 2017. As of December 31, 2017 and 2016, Advisors’ note payable balance was $8,033,812 and $4,734,085, respectively.

Other miscellaneous related party transactions resulted in other amounts due from related parties in the amounts of $5,849 and $143,052, included within accounts receivable, related parties on the consolidated balance sheets as of December 31, 2017 and 2016, respectively. The majority of the balance as of year-end 2016 relates to amounts due from SMH prior to its acquisition.

Recruitment incentive note receivable: Notes receivable, related parties represents amounts provided to or paid on behalf of financial advisors primarily as a recruitment incentive. Amounts provided to financial advisors as notes receivable, related parties are forgiven on a fixed repayment schedule. The amortization period for the notes receivable, related parties does not exceed three years.

Notes receivable, related parties was $120,663 as of December 31, 2017. There was no note receivable, related party balance as of December 31, 2016.

Note 12.	Variable Interests Entities, and Bad Debt Expense

As discussed in Note 10, during September 2014, Advisors entered into a corporate guarantee with respect to a loan made by CNB to Greenville TC. Related to this guarantee, the Company determined that Greenville TC was a VIE, as the debt guarantee provided by Advisors represented a variable interest. Although the Company held a variable interest in Greenville TC as of December 31, 2016, it was not the primary beneficiary of Greenville TC because the terms of the guarantee did not provide the Company with the power to make

TECTONIC HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017 and 2016

decisions about the activities of Greenville TC that most significantly impact its economic performance. Accordingly, the Company does not consolidate the accounts of Greenville TC in its financial statements as of December 31, 2016. As noted in Note 10, the guarantee was released effective February 17, 2017, and therefore, Greenville TC is no longer a VIE of the Company.

During 2016, the Company recognized bad debt expense of $3,401,034 in its Statement of Operations related to amounts loaned to related entities which were written off during 2016. No further loans were made to these entities, and therefore as of December 31, 2017 and 2016, there are no receivables due from these related entities. These notes represented variable interests held by the Company. Although the Company held these variable interests, it was not the primary beneficiary of the related entities, and therefore the Company did not consolidate the accounts of these entities in its financial statements. As of December 31, 2017 and 2016, these entities are no longer VIEs of the Company.

Note 13.	Other Operating Expenses

Expenses included in other operating expense on the Statements of Operations for the years ended December 31, 2017 and 2016 are made up of the following:

	December 31,
	2017	2016
Other operating expenses:
Office expense	$591,616	$112,284
Management fees	320,785	325,000
Facilities	439,551	69,484
Consulting and audit fees	370,270	368,000
Insurance	275,819	111,360
Other expense	630,039	101,156
Total other operating expenses	$2,628,080	$1,087,284

The management fees noted above are discussed in Note 10.

Note 14.	Employee Benefit Plan

Substantially all employees of the Company are covered by an employer-sponsored defined contribution retirement plan, the Tectonic Retirement Plan & Trust (the “Plan”). Under the Plan, the Company required safe harbor contributions related to the plan years ended December 31, 2017 and 2016 of $110,108 and $16,290, respectively, of which the approximate amounts were accrued as of the year then ended. Advisors and SMH are both adopting employers under the plan, and under the plan’s safe harbor provision, are required to contribute 3% of a participant’s compensation to the Plan. At its discretion, the Company may also make additional annual contributions to the Plan. Any discretionary contributions are allocated to employees in the proportion of employee contributions to the total contributions of all participants in the Plan. Contributions to the Plan are invested as directed by the Trustees of the Plan.

Note 15.	Unit Based Compensation Plans

Holdings’ Board of Managers (the “Board”) adopted the Tectonic Holdings, LLC 2017 Equity Incentive Plan (“2017 Plan”). The 2017 Plan is administered by the Compensation Committee of the Board and authorizes the granting of options, unit appreciation rights and restricted units to employees, directors and consultants in order to promote the success of the Company’s business. Incentive unit options may be granted only to employees of the Company. The Board reserved 250,000 authorized units for the 2017 Plan. The term of each option is no longer than 10 years from the date of the grant.

TECTONIC HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017 and 2016

The Company accounts for unit-based employee compensation plans using the fair value-based method of accounting. The fair value of each option award is estimated on the date of grant by a third party using a closed form option valuation (Black-Scholes) model.

The Board granted 145,000 unit options with an exercise price of $3.55 during the second quarter of 2017. A summary of the assumptions used in calculating the fair value of the option awards are as follows:

Expected life in years	10
Expected volatility	44%
Dividend yield	2%
Fair value per option	$1.21

These options vest on the fourth anniversary of the grant date, May 15, 2021. Holdings is recording compensation expense on a straight-line basis over the 4 year vesting period. Holdings recorded $27,741 in compensation expense for the year ended December 31, 2017 in connection with the unit compensation plans. As of December 31, 2017 there was $147,709 of total unrecognized compensation cost.

The following is a summary of activity in the 2017 Plan for the year-ended December 31, 2017:

	Number of Units Underlying Options	Weighted Average Exercise Prices	Weighted Average Contractual Life in Years
Outstanding at the beginning of the year	—	$—
Granted	145,000	3.55
Exercised	—	—
Forfeited	—	—
Outstanding at the end of the period	145,000	$3.55	9.4
Exercisable at the end of the period	—
Available for grant at the end of the period	105,000

The weighted-average grant date fair value of the options for the year ended December 31, 2017 was $1.21.

Note 16.	Customer Concentration

One customer represented 31.6% of total revenues for the year ended December 31, 2017. The customer is a related party and the amounts due from this customer are $579,491 at December 31, 2017.

One customer represented 75.8% of total revenues for the year ended December 31, 2016. The customer is a related party and the amounts due from this customer are $521,876 at December 31, 2016.

Note 17.	Commitments and Contingencies

SMH has uncommitted financing arrangements with clearing brokers that finance its customer accounts, certain broker-dealer balances, and firm trading positions. Although these customer accounts and broker-dealer balances are not reflected in the Company’s consolidated balance sheets for financial reporting purposes, SMH has generally agreed to indemnify these clearing brokers for losses they may sustain in connection with the accounts, and therefore, retains risk on these accounts. SMH is required to maintain certain cash or securities on deposit with its clearing brokers. Deposits with clearing organizations were $300,000 as of December 31, 2017. There were no deposits with clearing organizations as of December 31, 2016.

The Company’s rental expense for operating leases was $435,653 and $69,484, respectively, for the years ended December 31, 2017 and 2016. Certain of the leases contain provisions for renewal options, escalation clauses based on increases in certain costs incurred by the lessor, as well as free rent periods and tenant

TECTONIC HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017 and 2016

improvement allowances. The Company amortizes office lease incentives and rent escalations on a straight-line basis over the life of the respective leases. The Company has obligations under operating leases that expire between 2020 and 2022 with initial non-cancellable terms in excess of one year.

The future rental commitment under the lease is due as follows:

2018	$260,372
2019	470,903
2020	483,577
2021	182,441
2022	49,286
Total minimum rental payments	1,446,579
Less: Minimum sublease rentals	(285,095)
Net minimum rental payments	$1,161,484
Note 18.	Litigation

The Company may be subject to various claims and legal proceedings that arise in the ordinary course of its business from time to time. The Company will make provisions for a potential liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. No provision relating to claims or litigation was recorded at December 31, 2017 or 2016.

Note 19.	Subsequent Events

Effective January 31, 2018, Holdings acquired Summer Wealth Management, LLC (“SWM”) from a third party in exchange for the assumption of contingent liabilities related to the sale by SWM of its subsidiaries, including the sales of SMH and MGF to Holdings.

During March 2018, T Bancshares, Inc. refinanced its remaining debt with TIB. The guarantee provided by Holdings, Advisors and SMH under the original note was extinguished and no guarantee was required under the revised note.

The Company has evaluated subsequent events through October 26, 2018 which is the date these financial statements were available for issuance.

Shares

T Acquisition, Inc.

Common Stock

PRELIMINARY PROSPECTUS

Sandler O’Neill + Partners, L.P.	Sanders Morris Harris LLC

            , 2019

Until           (25 days after the date of this prospectus), all dealers that buy, sell or trade shares of our common stock, whether or not participating in our initial public offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, in connection with the sale of shares of our common stock being registered, all of which will be paid by us.

SEC registration fee	$	*
FINRA filing fee	$	*
Listing fees and expense	$	*
Transfer agent and registrar fees and expenses	$	*
Printing fees and expenses	$	*
Legal fees and expenses	$	*
Accounting expenses	$	*
Miscellaneous expenses	$	*
Total	$	*
*	To be furnished by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The TBOC permits a corporation to indemnify a director who was, is, or is threatened to be a named defendant or respondent in a proceeding as a result of the performance of his duties if such person acted in good faith and, in the case of conduct in the person’s official capacity as a director, in a manner he reasonably believed to be in the best interests of the corporation, and, in all other cases, that the person’s conduct was not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, that such person had no reasonable cause to believe his conduct was unlawful. The TBOC further permits a corporation to eliminate in its charter all monetary liability of the corporation’s directors to the corporation or its shareholders for conduct in performance of such director’s duties. Our charter provides that a director of the corporation will not be liable to the corporation or its shareholders for monetary damages for any act or omission by the director in the performance of his duties, except that there will be no limitation of liability to the extent the director has been found liable under applicable law for: (i) breach of the director’s duty of loyalty owed to the corporation or its shareholders; (ii) an act or omission not in good faith that constitutes a breach of duty of the director to the corporation or that involves intentional misconduct or a knowing violation of the law; (iii) a transaction from which the director received an improper benefit, regardless of whether the benefit resulted from an action taken within the scope of the director’s duties; or (iv) an act or omission for which the liability of the director is expressly provided for by an applicable statute.

Sections 8.101 and 8.103 of the TBOC provide that a corporation may indemnify a person who was, is or is threatened to be, a named defendant or respondent in a proceeding because the person is or was a director only if a determination is made that such indemnification is permissible under the TBOC: (i) by a majority vote of the directors who at the time of the vote are disinterested and independent, regardless of whether such directors constitute a quorum; (ii) by a majority vote of a board committee designated by a majority of disinterested and independent directors and consisting solely of disinterested and independent directors; (iii) by special legal counsel selected by the board of directors or a committee of the board of directors as set forth in (i) or (ii); (iv) by the shareholders in a vote that excludes the shares held by directors who are not disinterested and independent; or (v) by a unanimous vote of the shareholders.

Section 8.104 of the TBOC provides that the corporation may pay or reimburse, in advance of the final disposition of the proceeding, reasonable expenses incurred by a present director who was, is or is threatened to be made a named defendant or respondent in a proceeding after the corporation receives a written affirmation by the director of his good faith belief that he has met the standard of conduct necessary for indemnification under Section 8.101 and a written undertaking by or on behalf of the director to repay the amount paid or reimbursed if it is ultimately determined that he has not met that standard or if it is ultimately determined that indemnification of the director is not otherwise permitted under the TBOC. Section 8.105 also provides that reasonable expenses incurred by a former director or officer, or a present or former employee or agent of the corporation, who was, is or is threatened to be made a named defendant or respondent in a proceeding may be paid or reimbursed by the corporation, in advance of the final disposition of the action, as the corporation considers appropriate.

Section 8.105 of the TBOC provides that a corporation may indemnify and advance expenses to a person who is not a director, including an officer, employee, or agent of the corporation as provided by: (i) the corporation’s governing documents; (ii) an action by the corporation’s governing authority; (iii) resolution by the shareholders; (iv) contract; or (v) common law. As consistent with Section 8.105, a corporation may indemnify and advance expenses to persons who are not directors to the same extent that a corporation may indemnify and advance expenses to directors.

Further, our charter and bylaws provide that, to the fullest extent and under the circumstances permitted by Chapter 8 of the TBOC, (i) we must indemnify and advance expenses to any present or former director, officer or delegate and (ii) we may purchase and maintain insurance on behalf of our directors, officers or delegates; provided, that we will have no obligation to indemnify any present or former director, officer or delegate with respect to any proceeding in which (1) such person was, is or is threatened to be made a named defendant or respondent, (2) the Company is a claimant, and (3) a majority of the board of directors authorizes the Company to act in the capacity of a claimant with respect to such person.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under any of the foregoing provisions, in the opinion of the SEC, that indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. Finally, our ability to provide indemnification to our directors and officers is limited by federal banking laws and regulations, including, but not limited to, 12 U.S.C. 1828(k).

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

On May 15, 2017 in connection with the acquisition of T Bancshares and the execution of his employment agreement, we granted to Mr. Howard options to purchase 50,000 shares of our common stock with an exercise price equal to $2.15 per share, which vest on the earlier of Mr. Howard’s termination for any reason other than for cause or May 15, 2020, and options to purchase 50,000 shares of our common stock with an exercise price equal to $2.15 per share, which vest on the earlier of Mr. Howard’s termination for any reason other than for cause or May 15, 2021. These options were granted to Mr. Howard under the 2017 TAI Plan.

On February 12, 2018, we issued 500 shares of our common stock at $2.15 per share to each of the following individuals in order to satisfy their ownership requirement as a national bank director under the rules and regulations of the OCC, or the Director Shares: Craig Barnes, Patrick Howard, Steve Jones, Eric Langford and Thomas McDougal.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions or any public offering. Unless otherwise specified above, we believe these transactions were exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act (and Regulation D or Regulation S promulgated thereunder), or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or under benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed on the share certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits: The list of exhibits set forth under “Exhibit Index” at the end of this Registration Statement is incorporated herein by reference.

ITEM 17. UNDERTAKINGS.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Registrant hereby further undertakes that:

(i)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and
(ii)	For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time, shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

NUMBER	DESCRIPTION
1.1	Form of Underwriting Agreement*

2.1	Agreement and Plan of Merger by and between T Acquisition, Inc. and Tectonic Holdings, LLC dated January 7, 2019*

3.1	Amended and Restated Certificate of Formation*

3.2	Amended and Restated Bylaws*

4.1	Specimen common stock certificate of T Acquisition, Inc.*

4.2	Form of Subordinated Note Purchase Agreement for 7.125% Subordinated Notes due 2027 and 2028, dated July 17, 2017*

5.1	Opinion of Hunton Andrews Kurth LLP*

10.1†	Employment Agreement of A. Haag Sherman*

10.2†	Employment Agreement of Patrick Howard dated May 15, 2017*

10.3†	Employment Agreement of Ken Bramlage dated May 15, 2017*

10.4†	T Acquisition, Inc. 2017 Equity Incentive Plan*

10.5†	Form of Stock Option Agreement under T Acquisition, Inc. 2017 Equity Incentive Plan*

10.6	Advances and Security Agreement by and between the Federal Home Loan Bank of Dallas and T Bank, N.A. dated May 2005*

10.7	Fee Allocation Agreement by and between Cain Watters & Associates, P.L.L.C. and Tectonic Advisors, LLC dated January 2006*

10.8	Due Diligence Agreement by and between Cain Watters & Associates, P.L.L.C. and Tectonic Advisors, LLC (f/k/a III:I Financial Management Research, L.P.) dated February 15, 2006*

10.9	Investment Advisory Agreement by and between T Bank, N.A. and Cain Watters & Associates, P.L.L.C. dated August 23, 2012*

10.10	Agreement by and between T Bank, N.A., III:I Financial Management Research, L.P. and Cain Watters & Associates, P.L.L.C. dated August 23, 2012*

10.11	Unit Option – Buy Down Agreement by and between A. Haag Sherman and the optionees named therein, dated February 5, 2015*

10.12	Services-Advisors Management Services Agreement by and between Tectonic Advisors, LLC and Tectonic Services, LLC dated February 2015*

10.13
Amended Services-Advisors Management Services Agreement by and between Tectonic Advisors, LLC, Sanders Morris Harris LLC, Miller-Green Financial Services, LLC, HWG Insurance Agency, LLC and Tectonic Services, LLC dated October 1, 2017*

10.14	Management Services Agreement by and between Tectonic Holdings, LLC and Tectonic Services, LLC dated February 2015*

10.15	Support Services Agreement by and between Cain Watters & Associates, P.L.L.C. and Tectonic Advisors, LLC dated February 5, 2015*

NUMBER	DESCRIPTION
10.16	Insurance Contribution Agreement by and between Cain Watters & Associates, P.L.L.C. and Tectonic Holdings, LLC dated February 5, 2015*

10.17	Tectonic Merger Sub, Inc. and T Bancshares, Inc. Amended and Restated Promissory Note Payable to TIB The Independent BankersBank, N.A. effective May 11, 2017*

10.18	Amended and Restated Investment Advisory Agreement by and between T Bank, N.A. and Tectonic Advisors, LLC dated May 14, 2015*

10.19	Note Purchase Agreement by and between Dental Community Financial Holdings, Ltd., and Tectonic Holdings, LLC, dated January 1, 2017*

10.20	Tax Sharing Agreement by and between T Acquisition, Inc., T Bancshares, Inc. and T Bank N.A. dated May 15, 2017*

10.21	Tax Sharing Agreement by and between T Bank N.A. and Tectonic Holdings, LLC effective May 15, 2017*

10.22	Expense Sharing Agreement by and between T Bank N.A. and Tectonic Holdings, LLC effective May 15, 2017*

21.1	Subsidiaries of T Acquisition, Inc.*

23.1	Consent of Hunton Andrews Kurth LLP (contained in Exhibit 5.1)*

23.2	Consent of Whitley Penn LLP*

24.1	Powers of attorney (included on signature page to the Registration Statement)*
*	To be filed by amendment.
†	Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Dallas, Texas, on the   th day of          , 2019.

T ACQUISITION, INC.

By:
Patrick Howard President and Chief Executive Officer

SIGNATURES AND POWERS OF ATTORNEY

Each of the undersigned officers and directors of T Acquisition, Inc. does hereby severally constitute and appoint George Ball and A. Haag Sherman, and each of them acting alone, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him or her and in his or her name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC and any applicable securities exchange or securities self-regulatory body, granting to said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agent, or his or her substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

By:		Chief Executive Officer (Principal Executive Officer)	, 2019
Patrick Howard

By:		Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	, 2019
Ken Bramlage

By:		Chairman	, 2019
A. Haag Sherman

By:		Director	, 2019
George L. Ball

By:		Director	, 2019
Darrell Cain

By:		Director	, 2019
Steven B. Clapp

By:		Director	, 2019
Eric Langford

Signature		Title	Date

By:		Director	, 2019
Thomas McDougal

By:		Director	, 2019
Thomas Sanders

By:		Director	, 2019
Daniel C. Wicker